
15005908

OFFERING CIRCULAR
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-A

REGULATION A OFFERING STATEMENT
UNDER THE SECURITIES ACT OF 1933

Alternative Securities Markets Group Corporation

Commission File Number: 0001620692

CALIFORNIA

UNITED STATES:
Alternative Securities Markets Group Corporation
4050 Glencoe Avenue
Marina Del Rey, California 90292
Phone: (213) 407-4386

6199 – Financial Services	47-2360876
(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

THIS OFFERING STATEMENT SHALL ONLY BE QUALIFIED UPON ORDER OF THE COMMISSION, UNLESS A SUBSEQUENT AMENDMENT IS FILED INDICATING THE INTENTION TO BECOME QUALIFED BY OPERATION OF THE TERM OF REGULATION A.

PART I - NOTIFICATION UNDER REGULATION A

Item 1. Significant Parties

(a) (b) Directors and Officers.

Name and Address	Position(s) Held
Mr. Steven J. Muehler	Senior Managing Member

Mailing: C/O: Alternative Securities Markets Group Corp., 4050 Glencoe Avenue, Marina Del Rey, CA 90292

(c) General Partners of the Issuer N/A

(d) (e) Recorded and Beneficial owners of 5 percent or more of any class of the issuer's equity securities.

The following provides the names and addresses of each of the Alternative Securities Markets Group Corporation affiliates who own 5% or more of any class of our preferred or common stock:

Name and Address of Record Owner	Shares of Voting Stock of Record Owned	Percentage of Total Voting of Record Owned
Mr. Steven Joseph Muehler	Preferred	0%
(1) (2)	Common	100%

(1) Mr. Steven J. Muehler is the Founder, Chief Executive Officer, temporary Chief Financial Officer, and Chairman of the Board of Directors for the Alternative Securities Markets Group Corporation
(2) Mailing Address: Alternative Securities Markets Group Corporation, 4050 Glencoe Avenue, Marina Del Rey, California 90292

(f) Promoters of the issuer

All Members of:

Company:
Alternative Securities Markets Group Corporation
4050 Glencoe Avenue
Marina Del Rey, California 90292
http://www.ASMGCorp.com
Phone: (213) 407-4386
Email: Legal@ASMGCorp.com

Broker Dealer:
Alternative Securities Market, LLC
4050 Glencoe Avenue
Marina Del Rey, California 90292
http://www.ASMGCorp.com
Phone: (213) 407-4386
Email: Legal@ASMMarketsGroup.com

g) Affiliates of the issuer.

Wholly Owned Subsidiaries:

- Alternative Securities Market, LLC (*Broker Dealer*)
- Alternative Securities Market, Inc. (*Stock Exchange*)
- Alternative Securities Market Fixed Income Mortgage Fund(s) (*Income Producing Real Estate Holdings*)
- Alternative Securities Markets Group Aviation & Aerospace Fund (*Alt. Securities Market Fund*)
- Alternative Securities Markets Group Biofuels Market Fund, LLC (*to be formed in 2015*)
- Alternative Securities Markets Group California Water Rights Market Fund, LLC (*to be formed in 2015*)
- Alternative Securities Markets Group Commercial Mortgage Clearinghouse Fund, LLC (*to be formed in 2015*)

- Alternative Securities Markets Group Energy Market Fund, LLC (*to be formed in 2015*)
- Alternative Securities Markets Group Entertainment and Media Market Fund, LLC (*to be formed in 2015*)
- Alternative Securities Markets Group Fashion and Textiles Market Fund, LLC (*to be formed in 2015*)
- Alternative Securities Markets Group Financial Services Market Fund, LLC (*to be formed in 2015*)
- Alternative Securities Markets Group Food and Beverage Market Fund, LLC (*to be formed in 2015*)
- Alternative Securities Markets Group Hotel and Hospitality Market Fund, LLC (*to be formed in 2015*)
- Alternative Securities Markets Group Life Settlement Market Fund, LLC (*to be formed in 2015*)
- Alternative Securities Markets Group Medical Device and Pharmaceuticals Market Fund, LLC (*to be formed in 2015*)
- Alternative Securities Markets Group Mining and Mineral Rights Market Fund, LLC (*to be formed in 2015*)
- Alternative Securities Markets Group Oil and Natural Gas Market Fund, LLC (*to be formed in 2015*)
- Alternative Securities Markets Group Residential Mortgage Clearinghouse Fund, LLC (*to be formed in 2015*)
- Alternative Securities Markets Group Restaurant and Nightclub Market Fund, LLC (*to be formed in 2015*)
- Alternative Securities Markets Group Retail and E-Commerce Market Fund, LLC (*to be formed in 2015*)
- Alternative Securities Markets Group Technologies Market Fund, LLC (*to be formed in 2015*)

(h) Counsel for Issuer and Underwriters.

Underwriter:
Alternative Securities Markets Group Corporation
4050 Glencoe Avenue, Unit 210
Marina Del Rey, California 90292
Website: http://www.ASMGCorp.com
Phone: (213) 407-4386
Email: Legal@ASMGCorp.com

(i) through (m) None

Item 2. Application of Rule 262.

(a) (b) None of the persons identified in response to Item 1 are subject to any of the disqualification provisions set forth in Rule 262 and, as a result, no such application for a waiver if disqualification has been applied for, accepted or denied.

Item 3. Affiliate Sales.

None of the proposed offering involves the resale of securities by affiliates of the issuer.

Item 4. Jurisdictions in which Securities are to be offered.

(a) The Securities to be offered in connection with this proposed offering shall be offered by Registered Investment Advisors associated with Alternative Securities Markets Group Corporation and Licensed Securities Brokers associated with Alternative Securities Market, LLC (*Broker Dealer*).

(b) The Securities in this proposed offering shall be offered in the following jurisdictions (but not limited to), subject to qualification in each State, as necessary:

- California
- Florida

- New York
- Illinois
- Texas
- Nevada
- Arizona

The Company will be using licensed Securities Broker of Alternative Securities Market, LLC as selling agents in connection with this Offering, and the Offering will be available exclusively to Registered Investment Advisors of Alternative Securities Markets Group Corporation. Alternative Securities Market, LLC and Alternative Securities Markets Group Corporation will use two of its corporate websites, each as an online portal and information management tool in connection with the Offering. Each of the Websites is owned and operated by Alternative Securities Markets Group Corporation.

- http://www.ASMGCorp.com; and
- http://www.AlternativeSecuritiesMarket.com

This Offering Circular will be furnished to prospective Investors upon their request via electronic PDF format and will be available for viewing and download 24 hours per day, 7 days per week on the website.

In order to subscribe to purchase the Investment Certificates, a prospective Investor must complete, sign and deliver the executed Subscription Agreement, Investor Questionnaire and Form W-9 to **Alternative Securities Markets Group Corporation** and mail or wire funds for its subscription amount in accordance with the instructions included in the Subscription Package.

The Investing Section of the Website Hosting this Offering will be coded to only allow access to invest to those prospective Investors that reside in jurisdictions where the Offering is registered and meet any State-Specific Investor Suitability Standards.

Item 5. Unregistered Securities Issued or Sold Within One Year.

The Company was formed as a California Stock Corporation in October of 2014. Upon its formation, the Company has issued ONE HUNDRED THOUSAND (100,000) Common Stock Shares as illustrated below:

Name & Address	Amount Owned
Mr. Steven Joseph Muehler 4050 Glencoe Avenue Marina Del Rey, California 90292	Common Stock: 100,000 Shares (100.00%) Preferred Stock: No Shares

The Common Stock Shares were issued at a Par Value of $0.001 Per share pursuant to Section 4(a)(2) of the Securities Act of 1933, as amended:

Item 6. Other Present or Proposed Offerings.

The Alternative Securities Markets Group Corporation intends to offer and sell equity and/or debt securities related to additional financial services products it offers, or for products and services offered by one of its wholly owned subsidiaries. Alternative Securities Markets Group Corporation, through its wholly owned subsidiaries, expects to file one or more new Offering Statements on SEC Form 1-A covering the additional Offerings for qualification with the Securities and Exchange Commission, under the NASAA Coordinated Review Program and with any individual State, to the extent necessary

Item 7. Marketing Arrangements.

There are no marketing arrangements with respects to this offering. The Offering is on a "Best Efforts" basis and is being offered by Licensed Securities Brokers of Alternative Securities Market, LLC and by Registered Investment Advisors of Alternative Securities Markets Group Corporation. There are no plans to stabilize the market for the securities to be offered. The Company will be selling these Notes directly, and no underwriter or dealer is responsible for the distribution of this offering.

Item 8. Relationship with Issuer of Experts Named in Offering Statement. None.

Item 9. Use of a Solicitation of Interest Document.

The Company has not used a publication, whether or not authorized by Rule 254, prior to the filing of this notification

REMAINDER OF PAGE LEFT BLANK INTENTIONALLY

Alternative Securities Markets Group Corporation

Best Efforts Offering of 50,000 Secured Investment Certificates

This Offering Circular relates to the offer and sale of up to $5,000,000 in principal amount (the "Offering") of Secured Fixed-Rate Investment Certificates (the "Certificates") of ALTERNATIVE SECURITIES MARKETS GROUP CORPORATION, a California Stock Corporation (the "Company"). The Company's principal office is located at 4050 Glencoe Avenue, Marina Del Rey, California 90292, and its telephone number is (213) 407-4386.

The Certificates will be issued in the minimum amount of $100 and in multiples of $100. The Certificates will be offered in maturities of 6 to 18 months from the date issued, with a fixed interest rate depending on the term. The Company will typically issue Certificates on the same or next day, after deposit by the Company of the Subscriber's payment check and the check is collected by the Company's Bank. See "Description of Certificates" on Page 120 of this Registration Statement. The Interest Rate for each Certificate will be based on the formula set forth below and varies according to the term of the Certificate. See "Description of Certificates – Principal, Maturity and Interest" on Page 120 of this Registration Statement. The Minimum and the Maximum Fixed Interest Rates which are offered will change from time to time in response to changes in the current "Wall Street Journal's Prime Rate" data obtained from the Wall Street Journal, or a similar credible source. The "Prime Rate", as reported by the Wall Street Journal's Bank Survey, is among the most widely used benchmark in setting home equity lines of credit and credit card rates. It is in turn based on the Federal Funds Rate, which is set by the Federal Reserve. The Interest Rates for new Certificates are set on the First Monday of each month at the start of business based on the Wall Street Journal's Prime Rate on that day. Such rates are paid on all Certificates issued between the start of business on that Monday and the close of business on the last day prior to the First Monday of the next month. The following table sets forth the formula for determining the Interest Rates for the Certificates and the Initial Interest Rate based on the most recent Wall Street Journal's Prime Rate as of March 2nd, 2015.

TERM	WALL STREET JOURNAL'S PRIME RATE	INTEREST RATES AS OF MARCH 2nd, 2015
6 MONTHS	Prime Plus 5%	8.25%
9 MONTHS	Prime Plus 6%	9.25%
12 MONTHS	Prime Plus 7%	10.25%
15 MONTHS	Prime Plus 8%	11.25%
18 MONTHS	Prime Plus 9%	12.25%

The Initial Rates set forth above will be effective only for Certificates issued between March 2nd, 2015 and February 28th, 2015. The Interest Rates fluctuate based on the formula set forth above, and to determine the current rates, prospective investors in the Certificates should call the Company at (213) 407-4386, or consult the web page: http://www.ASMGCorp.com and/or http://www.AlternativeSecuritiesMarket.com.

The Company may prepay some or all of the Certificates at any time prior to their Maturity without premium or penalty.

The Company will pay Interest on Certificates Quarterly, Semi-annually or at Maturity, at the Holder's option. All Certificates will be issued in fully registered form.

The Certificates will be subject to automatic rollover. Fifteen business days before the maturity date of the Certificate, the Company will notify the Holder that the Certificate is going to mature and request whether the holder wishes to let the Certificate rollover, or to be repaid. The Company will repay holders who notify in ten business days before the Maturity Date that they wish to be repaid. Unless the holder notifies the Company ten business days before the maturity date that it does not wish to let the Certificate rollover and presents the Certificate for payment, or the Company otherwise elects to repay the Certificate, the Certificate rollover will be automatically rolled-over into a new Certificate at the Interest Rate then being offered by the Company based on the same term as the original Certificate. The Holder may elect to rollover all, or a portion of, the Certificates it owns. To determine the Interest Rate applicable to the rolled-over Certificate, Holders should call the Company at (213) 407-4386, or consult the web pages at: http://www.ASMGCorp.com and/or http://www.AlternativeSecuritiesMarket.com. The rolled-over Certificate will bear interest at the then current interest rate for newly issued Certificates, based on the formula described above, the maturity date will be extended for an additional term of identical length as the original Certificate, and the frequency of Interest Payments will be identical to the frequency of the Original Certificate.

Due to automatic rollover, Investors will not receive payment of principal at Maturity or subsequent payment dates unless the Investor complies with the procedures for notification and delivery of Certificates. See "Payment or Rollover at Maturity" on page 122 of this Registration Statement.

The Company, through Licensed Brokers of Alternative Securities Market, LLC and Registered Investment Advisors of Alternative Securities Markets Group Corporation, are offering the Certificates Investors through its Officers on an ongoing and continuous basis. The Certificates will be issued at their principal face value, without a discount, and are not being sold through commissioned sales agents or underwriters. See "Plan for Distribution" on page 25 of this Registration Statement.

The Certificates are being offered, and will be sold, pursuant to the exemption from registration provided by Section 3(b) of the Securities Act of 1933, as amended (the "Act"), and Regulation A promulgated thereunder. The Offering is not contingent upon sales of a minimum offering amount and there is no minimum aggregate amount of Certificates that must be sold in order for us to have access to the Offering proceeds. We may accept subscriptions as they are received. The Offering will terminate upon the earlier to occur of (i) the date that is not more than one year after the Offering is qualified by the United States Securities and Exchange Commission (The "Commission"), and (ii) the date on which $5,000,000 of Certificates qualified hereunder have been sold.

The Certificates will not be listed on any exchange or quoted on any automated dealer quotation system. Currently, there is no public market for the Certificates.

This Offering Circular shall not constitute an offer to sell or the solicitation to an offer to buy, nor shall there be any sales of these securities in any state in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the laws of any such State.

THERE IS AT THIS TIME, NO PUBLIC MARKET FOR THE SECURED INVESTMENT CERTIFICATES.

THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE SECURITIES AND EXCHANGE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES BEING OFFERED ARE EXEMPT FROM REGISTRATION. THE SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE.

THE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR APPLICABLE STATE SECURITIES LAWS, AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THESE LAWS. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE REGULATORY AUTHORITY NOR HAS THE COMMISSION OR ANY STATE REGULATORY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THIS OFFERING CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

MARCH 2nd, 2015

ITEM 2: DISTRIBUTION SPREAD

	Number of Certificates	Offering Price (1)	Selling Commissions (2)	Proceeds to Company
Per Certificate	------	$100.00	$5.00	$95.00
Total Minimum	001	$100.00	$5.00	$95.00
Total Maximum	50,000	$5,000,000	$250,000	$4,470,000

1) The Company is paying directly the costs of the Offering, which are estimated to be approximately $50,000.
(2) We plan to use licensed brokers associated with Alternative Securities Market, LLC as placements agent or broker for this Offering. The Investment Certificates will also be available exclusively to Registered Investment Advisors of the Alternative Securities Markets Group Corporation.

THIS OFFERING CIRCULAR CONTAINS ALL OF THE REPRESENTATIONS BY THE COMPANY CONCERNING THIS OFFERING, AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HEREIN. INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS OFFERING CIRCULAR.

THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR SELLING LITERATURE. THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION.

INVESTMENT IN SMALL BUSINESSES INVOLVES A HIGH DEGREE OF RISK, AND INVESTORS SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS THEY CAN AFFORD TO LOOSE THEIR ENTIRE INVESTMENT. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSURER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THE OFFER MADE BY THIS OFFERING CIRCULAR, NOR HAS ANY PERSON BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATION OTHER THAN THOSE CONTAINED IN THIS OFFERING CIRCULAR, AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON. THIS OFFERING CIRCULAR DOES NOT CONSTITUTE AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICIATION WOULD BE UNLAWFUL OR ANY PERSON TO WHO IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICIATION. NEITHER THE DELIVERY OF THIS OFFERING CIRCULAR NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE AS HAS BEEN NO CHANGE IN THE AFFAIRS OF OUR COMPANY SINCE THE DATE HEREOF.

THIS OFFERING CIRCULAR MAY NOT BE REPRODUCED IN WHOLE OR IN PART. THE USE OF THIS OFFERING CIRCULAR FOR ANY PURPOSE OHER THAN AN INVESTMENT IN THE SECURED INVESTMENT CERTIFICATES DESCRIBED HEREIN IS NOT AUTHORIZED AND IS PROHIBITED.

THIS OFFERING IS SUBJECT TO WITHDRAWAL OR CANCELLATION BY THE COMPANY AT ANY TIME AND WITHOUT NOTICE. THE COMPANY RESERVES THE RIGHT IN ITS SOLE DISCRETION TO REJECT ANY SUBSCRIPTION IN WHOLE OR IN PART NOTWITHSTANDING TENDER OF PAYMENT OR TO ALLOT TO ANY PROSPECTIVE INVESTOR LESS THAN THE NUMBER OF SECURITIES SUBSCRIBED FOR BY SUCH INVESTOR.

THE OFFERING PRICE OF THE SECURED INVESTMENT CERTIFICATES IN WHICH THIS OFFERING CIRCULAR RELATES HAS BEEN DETERMINED BY THE COMPANY AND DOES NOT NECESSARILY BEAR ANY SPECIFIC RELATION TO THE ASSETS, BOOK VALUE OR POTENTIAL EARNINGS OF THE COMPANY OR ANY OTHER RECOGNIZED CRITERIA OF VALUE.

NASAA UNIFORM LEGEND:

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURED INVESTMENT CERTIFICATES HAVE NOT BEEN RECOMMENDED BY THE FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. THESE SECURED INVESTMENT CERTIFICATES ARE SUBJECT TO RESTRICTIONS ON TRANSFERABILITY AND RESALE AND MAY NOT BE TRANSFERRED OR RESOLD EXCEPT AS PERMITTED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND THE APPLICABLE STATE SECURITIES LAWS, PURSUANT TO REGISTRATION OR EXEMPTION THEREFROM. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

FOR ALL RESIDENTS OF ALL STATES:

THE SECURED INVESTMENT CERTIFICATES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR THE SECURITIES LAWS OF CERTAIN STATES AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF SAID ACT AND SUCH LAWS. THE INTERESTS ARE SUBJECT IN VARIOUS STATES TO RESTRICTION ON TRANSFERABILITY AND RESALE AND MAY NOT BE TRANSFERRED OR RESOLD EXCEPT AS PERMITTED UNDER SAID ACT AND SUCH LAWS PURSUANT TO REGISTRATION OR EXEMPTION THEREFROM. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON OR ENDORSED THE MERITS OF THIS OFFERING OR THE ACCURACY OR ADEQUACY OF THE OFFERING CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

REMAINDER OF PAGE LEFT BLANK INTENTIONALLY

PART II — OFFERING CIRCULAR

ITEM 3. SUMMARY INFORMATION, RISK FACTORS AND DILUTION

GENERAL RISKS ASSOCIATED WITH INVESTMENT IN THE ALTERNATIVE SECURITIES MARKETS GROUP CORPORATION

Investing in the Company's Secured Investment Certificates is very risky. You should be able to bear a complete loss of your investment. You should carefully consider the following factors, including those listed in this private securities offering.

Development Stage Business

Alternative Securities Markets Group Corporation commenced operations in October of 2014. The Company was formed as a California Stock Corporation. Accordingly, the Company has only a limited history upon which an evaluation of its prospects and future performance can be made. The Company's proposed operations are subject to all business risks associated with new enterprises. The likelihood of the Company's success must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the expansion of a business, operation in a competitive industry, and the continued development of advertising, promotions and a corresponding customer base. There is a possibility that the Company could sustain losses in the future. There can be no assurances that Alternative Securities Markets Group Corporation will operate profitably.

Inadequacy of Funds

Gross offering proceeds of a maximum of $5,000,000 may be realized. Management believes that such proceeds will capitalize and sustain the Company sufficiently to allow for the implementation of the Company's Business Plans. If only a fraction of this Offering is sold, or if certain assumptions contained in Management's business plans prove to be incorrect, the Company may have inadequate funds to fully develop its business.

Dependence on Management

In the early stages of development the Company's business will be significantly dependent on the Company's Founder, Chief Executive Officer and temporary Chief Financial Officer, Mr. Steven Joseph Muehler. Mr. Muehler will be dedicating less than his full time to the Company, and will only be able to dedicate 25-30 hours per week to the Management of the Company.

Risks of Borrowing

The Company does not intend to incur any additional debt beyond the debt commitments provided in this offering. Should the Company incur additional debt in the future, additional possible risks could arise. If the Company incurs additional indebtedness, a portion of the Company's cash flow will have to be dedicated to the payment of principal and interest on such new indebtedness. Typical loan agreements also might contain restrictive covenants, which may impair the Company's operating flexibility. Such loan agreements could also provide for default under certain circumstances, such as failure to meet certain financial covenants. A default under a loan agreement could result in the loan becoming immediately due and payable and, if unpaid, a judgment in favor of such lender which would be senior to the rights of members of the Company. A judgment creditor would have the right to foreclose on any of the Company's assets resulting in a material adverse effect on the Company's business, operating results or financial condition.

Unanticipated Obstacles to Execution of the Business Plan

The Company's business plans may change significantly. Many of the Company's potential business endeavors are capital intensive and may be subject to statutory or regulatory requirements. Management believes that the Company's chosen activities and strategies are achievable in light of current economic and legal conditions with the skills, background, and knowledge of the Company's principals and advisors. Management reserves the right to make significant modifications to the Company's stated strategies depending on future events.

Management Discretion as to Use of Proceeds

The net proceeds from this Offering will be used for the purposes described under "Use of Proceeds." The Company reserves the right to use the funds obtained from this Offering for other similar purposes not presently contemplated which it deems to be in the best interests of the Company and its Investors in order to address changed circumstances or opportunities. As a result of the foregoing, the success of the Company will be substantially dependent upon the discretion and judgment of the Company's Chief Executive Officer with respect to application and allocation of the net proceeds of this Offering. Investors for the Secured Investment Certificates offered hereby will be entrusting their funds to the Company's Chief Executive Officer, upon whose judgment and discretion the investors must depend.

Minimum Amount of Capital to be Raised

There is no minimum amount of Secured Investment Certificates that need to be sold in this offering for the Company to access the investment funds is. All Investor funds will be transferred from the Company's Investment Deposit Account to the Company's General Business Operation Account. The Company cannot assure you that subscriptions for the entire Offering will be obtained. The Company has the right to terminate this offering of Secured Investment Certificates at any time, regardless of the number of Secured Investment Certificates that have sold. The Company's ability to meet financial obligations, cash needs, and to achieve objectives, could be adversely affected if the entire offering of Secured Investment Certificates is not fully subscribed.

Control by Management

As of March 1st, 2015 Mr. Steven J. Muehler owned 100% of the Company's outstanding Common Stock Shares. Upon completion of this Offering, Mr. Steven J. Muehler will own 100% of the issued and outstanding Common Stock Shares. Investors of the Company's Secured Investment Certificates will not have the ability to control either a vote of the Company's Managers, Directors or any appointed Officers. See "COMPANY MANAGERS" section.

No Assurances of Protection for Proprietary Rights; Reliance on Trade Secrets

In certain cases, the Company may rely on trade secrets to protect intellectual property, proprietary technology and processes, which the Company has acquired, developed or may develop in the future. There can be no assurances that secrecy obligations will be honored or that others will not independently develop similar or superior products or technology. The protection of intellectual property and/or proprietary technology through claims of trade secret status has been the subject of increasing claims and litigation by various companies both in order to protect proprietary rights as well as for competitive reasons even where proprietary claims are unsubstantiated. The prosecution of proprietary claims or the defense of such claims is costly and uncertain given the uncertainty and rapid development of the principles of law pertaining to this area. The Company may also be subject to claims by other parties with regard to the use of intellectual property, technology information and data, which may be deemed proprietary to others.

The Company's Continuing as a Going Concern Depends Upon Financing

If the Company does not raise sufficient working capital and continues to experience pre-operating losses, there will most likely be substantial doubt as to its ability to continue as a going concern. Because the Company has generated no revenue, all expenditures during the development stage have been recorded as pre-operating losses. Revenue operations have not commenced because the Company has not raised the necessary capital.

Broker - Dealer Sales of Units

The Company's Secured Investment Certificates are not included for trading on any exchange, and there can be no assurances that the Company will ultimately be registered on any exchange. The NASDAQ Stock Market, Inc. has recently enacted certain changes to the entry and maintenance criteria for listing eligibility on the NASDAQ SmallCap Market. The entry standards require at least $4 million in net tangible assets or $750,000 net income in two of the last three years. The proposed entry standards would also require a public float of at least 1 million shares, $5 million value of public float, a minimum bid price of $2.00 per share, at least three market makers, and at least 300 shareholders. The maintenance standards (as opposed to entry standards) require at least $2 million in net tangible assets or $500,000 in net income in two of the last three years, a public float of at least 500,000 shares, a $1 million market value of public float, a minimum bid price of $1.00 per share, at least two market makers, and at least 300 shareholders.

No assurance can be given that the Company will ever convert to a Stock Corporation and No assurances can be given that the Company's Stock Shares would ever qualify for inclusion on the NASDAQ System or any other trading market until such time as the Chief Executive Officer deems it necessary. As a result, the Company's Secured Investment Certificates are covered by a Securities and Exchange Commission rule that opposes additional sales practice requirements on broker-dealers who sell such securities to persons other than established customers and qualified investors. For transactions covered by the rule, the broker-dealer must make a special suitability determination for the purchaser and receive the purchaser's written agreement to the transaction prior to the sale. Consequently, the rule may affect the ability of broker-dealers to sell the Company's securities and will also affect the ability of Investors to sell their Investment Certificates in the secondary market.

Secondary Market

No application is currently being prepared for the Company's Secured Investment Certificates to be admitted to the Official Listing and trading on any regulated market. No application is being prepared to include the Secured Investment Certificates to trading on an "Over-the-Counter" or "Open Market", though the Company *may* choose to convert to a Stock Corporation within the next Five Years and submit an S-1 or Form 10 Filing. There can be no assurance that a liquid market for the Secured Investment Certificates will develop or, if it does develop, that it will continue. If a market does develop, it may not be liquid. Therefore, investors may not be able to sell their Secured Investment Certificates easily or at prices that will provide them with yield comparable to similar investments that have a developed secondary market. Illiquidity may have a **severely adverse effect on the market value of the Secured Investment Certificates and investors wishing to sell the Secured Investment Certificates might therefore suffer losses.**

Unavailability of Rule 144 for Resales

The Company may be regarded under Rule 12b-2 of the Securities Exchange Act of 1934 as a shell company. Shareholders who hold Secured Investment Certificates which are not subject to a registration statement under the Securities Act often rely upon Rule 144 for their resale. Rule 144 is not available for the resale of securities initially issued by either reporting or non-reporting shell companies (other than a business combination related shell company) or an Issuer that has been, at any time previously, a reporting or non-reporting shell company, unless the issuer meets specified conditions. A Secured Investment Certificate holder may resell securities pursuant to Rule 144's Safe Harbor if the following conditions are met:

1) The Issuer of Securities that was formerly a reporting or non-reporting company has ceased to be a shell;
2) The Issuer of the Securities is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act;
3) The Issuer of the Securities has filed all reports and material required to be filed under Section 13 or 15(d) of the Exchange Act, as applicable, during the preceding 12 months (or for such shorter period that the issuer was required to file such reports and materials), other than Form 8-K reports; and
4) At least one year has elapsed from the time the issuer filed current Form 10 type information with the SEC reflecting its status as an entity that is not a shell company.

Long Term Nature of Investment

An investment in the Company's Secured Investment Certificates may be long term and illiquid. As discussed above, the offer and sale of the Secured Investment Certificates will not be registered under the Securities Act or any foreign or state securities laws by reason of exemptions from such registration, which depends in part on the investment intent of the investors. Prospective investors will be required to represent in writing that they are purchasing the Investment Certificates for their own account for long-term investment and not with a view towards resale or distribution. Accordingly, purchasers of Secured Investment Certificates must be willing and able to bear the economic risk of their investment for an indefinite period of time. It is likely that investors will not be able to liquidate their investment in the event of an emergency.

Compliance with Securities Laws

The Company's Secured Investment Certificates are being offered for sale in reliance upon certain exemptions from the registration requirements of the Securities Act, applicable California Securities Laws, and other applicable state securities laws. If the sale of Secured Investment Certificates were to fail to qualify for these exemptions, purchasers may seek rescission of their purchases of Secured Investment Certificates. If a number of purchasers were to obtain rescission, we would face significant financial demands, which could adversely affect the Company as a whole, as well as any non-rescinding purchasers.

All of the Alternative Securities Markets Group Corporation's Businesses are subject to risks related to Litigation, Arbitration Actions and Governmental and Self Regulation Organization Investigations

All Companies of the Alternative Securities Markets Group Corporation are subject to legal proceedings arising out of their business operations, including lawsuits, arbitration claims, regulatory, governmental and Self Regulating Organization subpoenas, investigations and actions and other claims. We anticipate the majority of any legal claims will be client initiated and involve the purchase or sale of investment securities. We plan in our Investment Advisory Program (Alternative Securities Markets Group Corporation), we will have fiduciary obligations that require the Alternative Securities Markets Group Corporation and its Registered Financial Advisors to act in the best interests of its Advisors Clients. The Alternative Securities Markets Group Corporation's Companies may face liabilities for actual or alleged breaches of legal duties to its Advisors' Clients, in respect of issues related to the suitability of the financial products that the Alternative Securities Markets Group Corporation makes available to its Clients, or the investment advice of our Alternative Securities Markets Group Corporation's Registered Investment Advisors based on the Clients' objectives. In addition, the Alternative Securities Markets Group Corporation's Companies may also become subject to claims, allegations and legal proceedings that the Alternative Securities Markets Group Corporation or a wholly owned subsidiary of the Alternative Securities Markets Group Corporation, has infringed or misappropriated intellectual property or other proprietary rights of others. In addition, the Alternative Securities Markets Group Corporation, or a wholly owned subsidiary of the Alternative Securities Markets Group Corporation, may be subject to legal proceedings related to employment matters, including wage and hour, discrimination or harassment claims. The outcome of any such actions cannot be predicted, and a negative outcome in such a proceeding could result in substantial legal liability, loss of intellectual property rights and injunctive or other equitable relief against the Alternative Securities Markets Group Corporation or a wholly owned subsidiary of the Alternative Securities Markets Group Corporation. Further, such outcome may cause us significant reputational harm and could have a material adverse effect on the Company's business, results of operations, cash flows or financial condition.

Alternative Securities Markets Group Corporation's Risk Management Policies and Procedures May Not be Fully Effective in Mitigating the Alternative Securities Markets Group Corporation's, or that of a wholly owned Subsidiary of the Alternative Securities Markets Group Corporation's, Risk Exposure in all Market Environments or Against all Types of Risks.

The Alternative Securities Markets Group Corporation has adopted policies and procedures to identify, monitor and manage the operational risks of the Alternative Securities Markets Group Corporation, and that of its wholly owned subsidiaries. These policies and procedures, however, may not be fully effective. Some of the Alternative Securities Markets Group Corporation's risk evaluation methods depend upon information provided by others and public information regarding markets, clients or other matters that are otherwise accessible by the Alternative Securities Markets Group Corporation, and it's wholly owned subsidiaries. In some cases, however, that information may not be accurate, complete or up-to-date. Also, because the Alternative Securities Markets Group Corporation's Advisors may work in small, decentralized offices, additional risk management challenges may exist. If the Alternative Securities Markets Group Corporation's policies and procedures are not fully effective or the Alternative Securities Markets Group Corporation is not always successful in capturing all risks to which the Alternative Securities Markets Group Corporation, or a wholly owned subsidiary, the Alternative Securities Markets Group Corporation or its wholly owned subsidiary may suffer harm to its reputation or be subject to litigation or regulatory actions that could have a material adverse effect on its business and financial condition.

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RISKS ASSOCIATED WITH INVESTMENT RELATIONSHIP WITH THE ALTERNATIVE SECURITIES MARKETS GROUP – "*ALTERNATIVE SECURITIES MARKETS GROUP CORPORATION*

Alternative Securities Markets Group Corporation Depends on its Ability to Attract and Retain Experienced and Productive Registered Investment Advisors

Alternative Securities Markets Group Corporation expects to derive a large portion of its revenues from commissions and fees generated by its Registered Investment Advisors. The Alternative Securities Markets Group Corporation's ability to attract and retain experienced and productive Registered Investment Advisors is planned to contribute significantly to its growth and success, and the Alternative Securities Markets Group Corporation's strategic plan is premised upon continued growth in the number of its Registered Investment Advisors. If the Alternative Securities Markets Group Corporation fails to attract new Registered Investment Advisors and to motivate its current Registered Investment Advisors, the Alternative Securities Markets Group Corporation's business may suffer.

The market for experienced and production Registered Investment Advisors is highly competitive, and the Alternative Securities Markets Group Corporation shall devote significant resources to attracting and retaining the most qualified Registered Investment Advisors. In attracting and retaining Registered Investment Advisors, Alternative Securities Markets Group Corporation may compete directly with a variety of financial institutions such as regional broker-dealers, banks, insurance companies and crowdfunding companies, as well as Independent Registered Investment Advisors. If Alternative Securities Markets Group Corporation is not successful in attracting or retaining highly qualified Registered Investment Advisors, The Alternative Securities Markets Group Corporation may not be able to recover the expense involved in attracting and training these Registered Investment Advisors. There can be no assurance that The Alternative Securities Markets Group Corporation will be successful in its efforts to attract and retain the Registered Investment Advisors needed to achieve its growth objectives.

Alternative Securities Markets Group Corporation's Financial Condition and Results of Operations may be Adversely Affected by Market Fluctuations and Other Economic Factors

Alternative Securities Markets Group Corporation's financial condition and results of operations may be adversely affected by market fluctuations and other economic factors. Significant downturns and volatility in equity and other financial markets can have an adverse effect on the financial condition and results of the Alternative Securities Markets Group Corporation's operations.

General economic and market factors can affect the Alternative Securities Markets Group Corporation's commissions and fee revenue. For example, a decrease in market levels can:

- Reduce new investments by new and existing clients in financial products that are linked to the Alternative Securities Marker or another Stock Market.
- Reduce the value of advisory assets, thereby reducing asset-based fee income; and
- Motivate clients to withdraw funds from their managed accounts, reducing advisory assets under management, which reduces advisory fee revenues and asset-based fee income.

In addition, because a portion of the Alternative Securities Markets Group Corporation's expenses are fixed, the Alternative Securities Markets Group Corporation's ability to reduce its fees over short periods of time is limited, which could negatively impact the Alternative Securities Markets Group Corporation's profitability.

Lack of Liquidity or Access to Capital could Impair the Alternative Securities Markets Group Corporation's Business and Financial Condition

Liquidity, or ready access to funds, is essential to the Alternative Securities Markets Group Corporation's business. The Alternative Securities Markets Group Corporation expects to expend significant resources investing in its business, particularly with respect to its technology and client service platforms it maintains with Alternative Securities Market, Inc. (also known as, "The Alternative Securities Market"). As a result, reduced levels of liquidity could have a significant negative effect on the Alternative Securities Markets Group Corporation. Some potential conditions that could negatively affect the Alternative Securities Markets Group Corporation's liquidity include:

- Illiquid or volatile markets;
- Diminished access to debt or capital markets; or
- Unforeseen cash or capital requirements, adverse legal settlements or judgments

The capital and credit markets continue to experience varying degrees of volatility and disruption. In some cases, the markets have exerted downward pressure on availability of liquidity and credit capacity for businesses similar to the Alternative Securities Markets Group Corporation's. Without sufficient liquidity, the Alternative Securities Markets Group Corporation could be required to curtail its operations, and the Alternative Securities Markets Group Corporation's business would suffer.

Regulatory Developments and the Alternative Securities Markets Group Corporation's Failure to Comply with Regulations could Adversely Affect the Alternative Securities Markets Group Corporation's Business by Increasing the Alternative Securities Markets Group Corporation's Costs and Exposure to Litigation, Affecting the Alternative Securities Markets Group Corporation's Reputation and Making its Business Less Profitable

The Alternative Securities Markets Group Corporation's business is subject to extensive U.S. Regulation and Supervision, including Securities and Investment Advisory Services. The securities industry in the United States is subject to extensive regulation under both Federal and State Laws. The Alternative Securities Markets Group Corporation is a Registered Investment Advisor is:

- Is a Registered Investment Advisory Firm currently registered in the State of California, with intentions of Registering in all 50 States during the 2015 Calendar Year.
- Is a member of Financial Industry Regulatory Authority, Inc. ("FINRA")

Much of the regulation of Registered Investment Advisors has been delegated to a Self-Regulatory Organization ("SRO"), namely FINRA, who is the Alternative Securities Markets Group Corporation's primary regulator for its Financial Advisory and Asset Management business.

The United States Securities and Exchange Commission ("SEC"), FINRA and various U.S. Governmental and Regulatory Authorities continuously review legislative and regulatory initiatives and may adopt new or revised laws and regulations. There can also be no assurance that other Federal or State Agencies will not attempt to further regulate the Alternative Securities Markets Group Corporation's business. These legislative and regulatory initiatives may affect the way in which the Alternative Securities Markets Group Corporation conducts its business and may make the Alternative Securities Markets Group Corporation's business model less profitable.

The Alternative Securities Markets Group Corporation's ability to conduct business in the jurisdiction in which it currently operations, or plans to operate in the future, depends upon the Alternative Securities Markets Group Corporation's compliance with the laws, rules and regulations promulgated by Federal Regulatory Bodies and the Regulatory Authorities in each of these jurisdictions. The Alternative Securities Markets Group Corporation's ability to comply with all applicable laws, rules and regulations is largely dependent on its establishment and maintenance of compliance, audit and reporting systems and procedures, as well as its ability to attract and retain qualified compliance, audit and risk management personnel. While the Alternative Securities Markets Group Corporation has adopted policies and procedures reasonably designed to comply with all applicable laws, rules and regulation, these systems and procedures may not be fully effective, and there can be no assurance that regulators or third parties will not raise material issues with respect to Alternative Securities Markets Group Corporations or Alternative Securities Markets Group Corporation's Management's, past or future compliance with applicable regulations.

The Alternative Securities Markets Group Corporation's profitability cold also be affected by rules and regulations that impact the business and financial communities generally, and, in particular, the Alternative Securities Markets Group Corporation's Advisors' Clients', including changes to the laws governing taxation (including the classification of Independent Contractor status of the Alternative Securities Markets Group Corporation's Advisors), electronic commerce, privacy and data protection. Failure to comply with rules and regulations could subject the Alternative Securities Markets Group Corporation to regulatory actions or litigation, and it could also have a material adverse effect on the Alternative Securities Markets Group Corporation's business, results of operations, cash flows or financial condition.

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RISKS ASSOCIATED WITH INVESTMENT RELATIONSHIP WITH THE ALTERNATIVE SECURITIES MARKETS GROUP'S – ALTERNATIVE SECURITIES MARKET, LLC

Alternative Securities Market, LLC Depends on its Ability to Attract and Retain Experienced and Productive Securities Brokers

Alternative Securities Market, LLC expects to derive a large portion of its revenues from commissions and fees generated by its Securities Brokers. The Alternative Securities Market, LLC's ability to attract and retain experienced and productive securities brokers is planned to contribute significantly to its growth and success, and the Alternative Securities Market, LLC's strategic plan is premised upon continued growth in the number of its securities brokers. If the Alternative Securities Market, LLC fails to attract new securities brokers and to motivate its current securities brokers, the Alternative Securities Market, LLC's business may suffer.

The market for experienced and production securities brokers is highly competitive, and the Alternative Securities Market, LLC shall devote significant resources to attracting and retaining the most qualified securities brokers. In attracting and retaining securities brokers, Alternative Securities Market, LLC may compete directly with a variety of financial institutions such as regional broker-dealers, banks, insurance companies and crowdfunding companies, as well as independent broker-dealers. If Alternative Securities Market, LLC is not successful in attracting or retaining highly qualified securities brokers, Alternative Securities Market, LLC may not be able to recover the expense involved in attracting and training these securities brokers. There can be no assurance that Alternative Securities Market, LLC will be successful in its efforts to attract and retain the securities brokers needed to achieve its growth objectives.

Alternative Securities Market, LLC's Financial Condition and Results of Operations may be Adversely Affected by Market Fluctuations and Other Economic Factors

Alternative Securities Market, LLC's financial condition and results of operations may be adversely affected by market fluctuations and other economic factors. Significant downturns and volatility in equity and other financial markets could have an adverse effect on the Alternative Securities Market, LLC's financial condition and results of operations.

General economic and market factors can affect Alternative Securities Market, LLC's commission and fee revenue. For example, a decrease in market levels can:

- Reduce new investments by both new and existing clients in financial products that are linked to the Alternative Securities Market, or any regulated market or OTC market that the Alternative Securities Market, LLC has operations.
- Reduce trading activity, thereby affecting Alternative Securities Market, LLC's brokerage commissions
- Motivate clients to withdraw funds from Investments, or ceasing to make new investments, which reduces securities brokerage fees and commissions.

Regulatory Developments and the Alternative Securities Market, LLC's Failure to Comply with Regulations could Adversely Affect its Business by Increasing the Costs and Exposure to Litigation, Affecting its Reputation and making its Business Less Profitable

Alternative Securities Market, LLC's Broker-Dealer Business is subject to extensive U.S. Regulation and Supervision. The securities industry in the United States is subject to extensive regulation under both Federal and State Laws. The Alternative Securities Market, LLC is:

- Registered as a Broker-Dealer current in the State of California. The Firm plans to be registered as a Broker-Dealer in all 50 States, and the District of Columbia, Puerto Rico and the U.S. Virgin Islands in the next twelve months.
- A Member of Financial Industry Regulatory Authority, Inc. ("FINRA")
- The Exclusive Broker-Dealer for the Primary Market of the Alternative Securities Market, and a "Preferred" Broker-Dealer for the Alternative Securities Market's Secondary Market ("resale market").

Much of the regulation of Broker-Dealers has be delegated to Self-Regulatory Organizations ("SROs"), namely FINRA and the Municipal Securities Rulemaking Board ("MSRB"). The primary regulator for Alternative Securities Market, LLC is FINRA.

The United States Securities and Exchange Commission ("SEC"), FINRA and other U.S. Governmental or Regulatory Authorities continuously review legislative and regulatory initiatives and may adopt new or revised laws and regulations. There can also be no assurance that other federal or state agencies will not attempt to further regulate Alternative Securities Market, LLC business. These legislative and regulatory initiatives may affect the way in which Alternative Securities Market, LLC conducts its business and may make its business model less profitable.

Alternative Securities Market, LLC's ability to conduct business in the jurisdictions in which it currently operates, and plans to operate in the future, depends on its compliance with the laws, rules and regulations promulgated by Federal Regulatory Bodies and the Regulatory Authorities in each of these jurisdictions. Alternative Securities Market, LLC's ability to comply with all applicable laws, rules, and regulations is largely dependent on its establishment and maintenance of compliance, audit and reporting systems and procedures, as well as its ability to attract and retain qualified compliance, audit and risk management personnel. While Alternative Securities Market has adopted policies and procedures pre-operations that are reasonably designed to comply with all applicable laws, rules and regulations, these systems and procedures may not be fully effective, and there can be no assurance that Regulators or third parties will not raise material issues with respect to Alternative Securities Market, LLC's, or Alternative Securities Market, LLC's Management's, past or future compliance with applicable regulations.

Alternative Securities Market, LLC's potential profitability could also be affected by rules and regulations that impact the business and financial communities generally and, in particular, our securities brokers' clients, including changes to the laws governing taxation, electronic commerce, privacy and data protection. Failure to comply with new rules and regulations, including, but not limited to, rules and regulations that may arise pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act that continue to be introduced, could subject Alternative Securities Market, LLC to regulatory actions or litigation, and it could have a material adverse effect on Alternative Securities Market, LLC business, results of operations, cash flows or financial condition.

Alternative Securities Market, LLC is subject to Various Regulatory Capital Requirements, which, if not Complied With, could Result in the Restriction of the Ongoing Conduct, Growth, or Even Liquidation of Parts of Alternative Securities Market, LLC's Business

The SEC, FINRA and other Regulatory Bodies have extensive rules and regulations with respect to capital requirements. As a Registered Broker-Dealer, Alternative Securities Market, LLC is subject to Rule 15c3-1 ("Uniform Net Capital Rule") under the Securities Act of 1934, as amended (the "Exchange Act"), and related Self Regulatory Organization requirements. The Uniform Net Capital specifies minimum capital requirements that are intended to ensure the general soundness and liquidity of Broker-Dealers. Alternative Securities Market, LLC's ability to withdraw capital may be restricted due to "Net Capital Requirements", which in turn could limit Alternative Securities Market, LLC's ability to repay debt or redeem investment certificates. A large operating loss or charge against Net Capital could adversely affect Alternative Securities Market, LLC's ability to expand or even maintain its present levels of business.

Alternative Securities Market, LLC Operates in an Intensely Competitive Industry, which could cause it to Lose Securities Brokers and their Assets, thereby Reducing its Revenues and Net Income

Alternative Securities Market, LLC is subject to competition in all aspects of its business, including competition for securities brokers and their clients, from:

- Asset Management Firms;
- Commercial Banks and Thrift Institutions;
- Insurance Companies;
- Other Clearing / Custodial Technology Companies; and
- Brokerage and Investment Banking Firms

Many of Alternative Securities Market, LLC's competitors have substantially greater resources than that of Alternative Securities Market, LLC, and may offer a broader range of services, including financial products, across more markets. Some operate in a different regulatory environment that that of Alternative Securities Market, LLC, which may give them certain competitive advantages in the services they offer. If Alternative Securities Market, LLC fails to attract highly qualified securities brokers, or securities brokers leave Alternative Securities Market, LLC to pursue other opportunities, Alternative Securities Market, LLC could face significant decline in market share, commission and fee revenues and net income. If Alternative Securities Market, LLC is required to increase it's anticipate payout of commissions and fees to its securities brokers in order to remain competitive, Alternative Securities Market, LLC's net income could be significantly reduced.

RISKS ASSOCIATED WITH INVESTMENT RELATIONSHIP WITH THE ALTERNATIVE SECURITIES MARKETS GROUP – "*ALTERNATIVE SECURITIES MARKET, INC (operator of the "Alternative Securities Market")*

Alternative Securities Market, Inc. Relies on Technology in its Business, and Technology and Execution Failures could Subject the Alternative Securities Market, Inc. to losses, litigation and Regulatory Actions

Alternative Securities Market, Inc. relies on electronic data processing and communications systems. In addition to better serving Alternative Securities Market Advisors and Brokers, the effective use of technology increase efficiency and enables our advisors and brokers to reduce costs. The success of the Alternative Securities Market will depend, in part, upon:

- Alternative Securities Market, Inc's ability to successfully maintain and upgrade the capabilities of the Alternative Securities Market;
- Alternative Securities Market, Inc's ability to address the needs of our advisors and brokers, and their clients by using technology to provide products and services that satisfy their demands; and
- Alternative Securities Market, Inc's ability to attract and retain skilled information technology employees

Failure of our Alternative Securities Market Systems, which could result from events beyond our control, or an inability to effectively upgrade the Alternative Securities Market Systems, or implement new technology-driven products or services, could result in financial losses, liability to clients (brokers, advisors and investors), and damage to our reputation.

Alternative Securities Market, Inc. operations rely on the secure processing, storage and transmission of confidential and other information in Alternative Securities Market, Inc's computer systems and networks. Although Alternative Securities Market, Inc. takes protective measures and continues to continually modify them as circumstances warrant, the Alternative Securities Market's computer systems, software and networks are vulnerable to unauthorized access, computer viruses or other malicious code and events that could have a security impact. If one or more of these events occur. This could jeopardize the Alternative Securities Market, the Alternative Securities Market, Inc., our brokers, our advisors, the Alternative Securities Market Investors, our counterparties and/or our third parties' operations. Alternative Securities Market, Inc. may be required to expand significant additional resources to modify its protective measures, to investigate and remediate vulnerabilities or other exposures, or to make required modifications, and the Alternative Securities Market, Inc. may be subject to litigation and financial losses that are either not insured or are not fully covered through any insurance we current, or in the future, may maintain.

Alternative Securities Market Networks May be Vulnerable to Security Risks

The secure transmission of confidential information over public networks is a critical element for Alternative Securities Market operations. As part of Alternative Securities Market's normal operations, the Alternative Securities Market maintains and transmits confidential information about clients of our advisors and brokers, as well as proprietary information relating to Alternative Securities Market Operations. Alternative Securities Market's application service provider systems maintains and processes confidential data on behalf of our advisors and brokers for their clients, some of which is critical to our advisors and brokers business operations. If the Alternative Securities Market application service provider systems are disrupted or fail for any reason, of if the Alternative Securities Market systems or facilities are infiltrated or damaged by unauthorized persons, our advisors and/or brokers could experience data loss, financial loss, harm to reputation and significant business interruption. If such a disruption or failure occurs, the Alternative Securities Market may be exposed to unexpected liability, advisors and/or brokers may withdraw their assets, the Alternative Securities Market's reputation may be tarnished and there could be a material adverse effect on the Alternative Securities Market's business.

Alternative Securities Market networks may be vulnerable to unauthorized access, computer viruses and other security problems in the future. The Alternative Securities Market relies on its advisors and brokers to comply with the Alternative Securities Market's policies and procedures to safeguard confidential data. The failure of advisors and brokers to comply with such policies and procedures could result in the loss or wrongful use of their clients' confidential information or other sensitive information. In addition, even if the Alternative Securities Market's advisors and brokers comply with the Alternative Securities Market policies and procedures, persons who circumvent security measures could wrongfully use Alternative Securities Market confidential information or a client's confidential information, or cause interruptions or malfunctions in Alternative Securities Market operations. Such loss or use could, among other things:

- Seriously damage the Alternative Securities Market's reputation;
- Allow competitors access to the Alternative Securities Markets proprietary business information;
- Subject the Alternative Securities Market to liability for a failure to safeguard client data;
- Result in the termination of relationships with our advisors or brokers;

- Subject the Alternative Securities Market to regulatory sanctions or burdens, based on the authority of the SEC to enforce regulations regarding business continuity planning of a stock exchange; and
- Require significant capital and operating expenditures to investigate and remediate the breach.

Failure to Maintain Technological Capabilities, Flaws in Existing Technology, Difficulties in Upgrading the Alternative Securities Market Technology Platform or the Introduction of a Competitive Platform could have a Material Adverse Effect on the Alternative Securities Market's Business

The Alternative Securities Market depends on highly specialized and, in many cases, proprietary technology to support its business functions, including among others:

- Securities Trading and Custody;
- Investor Account Management;
- Issuer Securities Portfolio Management;
- Customer Service;
- Accounting and Internal Financial Processes and Controls; and
- Regulatory Compliance and Reporting

In addition, the Alternative Securities Market's success depends on its ability to effectively adopt new or adapt existing technologies to meet client, industry and regulatory demands of an operating stock exchange. The Alternative Securities Market might be required to make significant capital expenditures to maintain competitive technology. The emergence of new industry standards and practices could render the then Alternative Securities Market systems obsolete or uncompetitive. Any upgrades or expansions may require significant expenditures of funds and may also cause the Alternative Securities Market to suffer systems degradations, outages and failures. There cannot be any assurance that the Alternative Securities Market will have sufficient funds to adequately update and expand its networks, nor can there be any assurance that any upgrade or expansion attempts will be successful and accepted by new, or current, brokers and advisors. If the Alternative Securities Market's technology systems were to fail and the Alternative Securities Market was unable to recover in a timely way, the Alternative Securities Market would be unable to fulfill critical business functions, which could lead to a loss of advisors and brokers, and could harm the Alternative Securities Market's reputation. A technological breakdown could also interfere with the Alternative Securities Market's ability to comply with financial reporting and other regulatory requirements, exposing the Alternative Securities Market to disciplinary action and to liability to our advisors, brokers, and their clients. There cannot be any assurance that another company will not design a similar platform that affects the Alternative Securities Market's competitive advantage.

Inadequacy or Disruption of the Alternative Securities Market's Disaster Recovery Plans and Procedures in the event of a catastrophe could Adversely Affect the Alternative Securities Market's Business

The Alternative Securities Market has made significant investment in the Alternative Securities Market's infrastructure, and its operations are dependent on its ability to protect the continuity of its infrastructure against damage from catastrophe or natural disaster, breach of security, loss of power, telecommunications failure or other natural or man-made events. A catastrophic event could have a direct negative impact on the Alternative Securities Market by adversely affecting its advisors, its brokers, their clients, or the Alternative Securities Market's employees or facilities, or an indirect impact on the Alternative Securities Market by adversely affecting the Alternative Securities Market, the financial markets or the overall economy. While the Alternative Securities Market has implemented business continuity and disaster recovery plans and plans to maintain business interruption insurance in the future, it is impossible to fully anticipate and protect against all potential catastrophes. If the Alternative Securities Market's Business Continuity and Disaster Recovery Plans and Procedures were disrupted or unsuccessful in the event of a catastrophe, the Alternative Securities Market would experience a material adverse interruption of its operations.

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RISKS ASSOCIATED WITH INVESTMENT RELATIONSHIP WITH THE ALTERNATIVE SECURITIES MARKETS GROUP – *"ALTERNATIVE SECURITIES MARKETS GROUPS "MARKET SEGMENT AND MARKET SEGMENT FUNDS"*

The Alternative Securities Markets Group Corporation's "Alternative Securities Market's Market Segment Funds" Business Model Depends upon the Development and Maintenance of Strong Referral Relationships with Investment Banking Firms, Professional Services Firms and Private Equity and Venture Capital Firms

If the Alternative Securities Markets Group's Market Segments or Market Segment Funds fail to maintain relationships with key firms, or if the Alternative Securities Markets Group's Market Segments or Market Segment Funds fail to establish strong referral relationships with other firms or other sources of investment opportunities, the Alternative Securities Markets Group's Market Segments or Market Segment Funds will not be able to grow their portfolios and achieve their investment objectives, affecting the ability of the Alternative Securities Markets Group's Market Segment Funds to pay the agreed interest or dividend in the time frame agreed, if at all. In addition, persons with whom the Alternative Securities Markets Group's Market Segments or Market Segment Funds has informal relationships are not obligated to inform the Alternative Securities Markets Group's Market Segments or Market Segment Funds of investment opportunities and therefore such relationships may not lead to the origination of Alternative Securities Markets Group's Market Segments or Market Segment Funds portfolio investments.

The Alternative Securities Markets Group Corporation's Market Segment Funds May Not Realize Any Income or Gains from their Equity Investments, and May Not be able to Pay the Investors its Agreed Return or Dividend On-time, if At All

The Alternative Securities Markets Group Corporation's Market Segment Funds each intend to invest a substantial portion of each of their portfolio in equity securities, including common stock, convertible preferred securities and debt securities convertible into debt and equity securities of its "Market Segment" portfolio of companies. The Alternative Securities Markets Group Corporation's Market Segment Funds may each receive warrants as part of any debt or equity investments. These equity interests each of the Alternative Securities Markets Group Corporation's Market Segment Funds acquire may not appreciate in value and, in fact, may decline in value if the portfolio company fails to perform financially or achieve its growth objectives. Each of the Alternative Securities Markets Group Corporation's Market Segment Funds will generally have little, if any, control over the timing of any gains it may realize from its equity investments since the securities of each of the Alternative Securities Markets Group Corporation's Market Segment Funds portfolio companies may have restrictions on their transfer or may not have an active trading market.

Equity Investments also have experienced significantly more volatility in their returns and may underperform relative to fixed-income securities during certain periods. An adverse event, such as an unfavorable earnings report, may depress the value. Also, prices of equity investments are sensitive to general movements in the stock market and a drop in the stock market may depress the price of common stock investments to which each of the Alternative Securities Markets Group Corporation's Market Segment Funds have exposure. Equity prices fluctuate for several reasons including changes in the investors' perceptions of the financial condition of an issuer or the general condition of the relevant stock market, or when political or economic events affecting the issuers occur. In addition, common stock prices may be particularly sensitive to rising interest rates, as the cost of capital rises and borrowing costs increase.

Since each of the Alternative Securities Markets Group Corporation's Market Segment Funds each intend to invest principally in equity securities, including common stock, convertible preferred securities and debt securities convertible into equity securities, of primarily micro-cap companies, each of the Alternative Securities Markets Group Corporation's Market Segment Funds primary emphasis will be to generate capital gains through each of their equity investments in portfolio companies. Accordingly, ***although each of the Alternative Securities Markets Group Corporation's Market Segment Funds expect to receive current income in the form of interest payments on its convertible debt investments and dividend payments on its convertible preferred equity investments, a substantial portion of each of the Alternative Securities Markets Group Corporation's Market Segment Funds income will likely be from the capital gains generated from the sale of its equity investments, the timing of which the Alternative Securities Markets Group Corporation's Market Segment Funds Managers cannot predict.*** Each of the Alternative Securities Markets Group Corporation's Market Segment Funds do not expect to generate capital gains from the sale of its portfolio investments on a level or uniform basis from quarter to quarter.

While each of the Alternative Securities Markets Group Corporation's Market Segment Funds investments will typically be made in private companies, each of the Alternative Securities Markets Group Corporation's Market Segment Funds expects that these companies will become public reporting companies with their common stock being typically initially quoted on the OTC Market ("Over-the-Counter" Market). Each of the Alternative Securities Markets Group Corporation's Market Segment Funds do not expect the preferred equity of its portfolio companies to be listed or quoted on an exchange or quotation system. Each of the Alternative Securities Markets Group Corporation's Market Segment Funds also do not expect the common stock in its publicly traded portfolio companies to initially have a large number of freely tradable shares available for sale or an active secondary trading market and, as such, the common stock will be illiquid until an active market develops. Each of the Alternative Securities

Markets Group Corporation's Market Segment Funds believes that typically this liquidity will develop in conjunction with a NASDAQ Capital Market listing which may not occur until twelve to eighteen months after follow-on investments are made, if at all. Each of the Alternative Securities Markets Group Corporation's Market Segment Funds convertible preferred stock instruments will generally provide for conversion upon the portfolio companies' achievement of certain milestone events, including a NASDAQ Capital Market listing for their common stock. However, there can be no assurance that any of the Alternative Securities Markets Group Corporation's Market Segment Funds portfolio companies will obtain either an OTC Market or NASDAQ Capital Market listing or, even if a listing is obtained, that an active trading market will ever develop in the common stock of the Alternative Securities Markets Group Corporation's Market Segment Fund's publicly traded portfolio companies.

Accordingly, each of the Alternative Securities Markets Group Corporation's Market Segment Funds may not be able to realize gains from its equity interests, and any gains that a Alternative Securities Markets Group Corporation's Market Segment Fund does realize on the disposition of any equity interests may not be sufficient to offset any other losses that any Alternative Securities Markets Group Corporation's Market Segment Fund experiences. Furthermore, due to the expected growth of each of the Alternative Securities Markets Group Corporation's Market Segment Funds portfolio companies, each of the Alternative Securities Markets Group Corporation's Market Segment Funds do not generally expect to receive dividend income from its common stock investments. In the case of cumulative preferred stock, there is no assurance that any dividends will ever be paid by a portfolio company.

Each of the Alternative Securities Markets Group Corporation's Market Segment Funds expects to Concentrate its holdings in Micro-Cap Companies, which are Subject to Many Risks, including Periodic Downturns

Each of the Alternative Securities Markets Group Corporation's Market Segment Funds expects to concentrate its holdings in what the Alternative Securities Markets Group Corporation's Market Segment Fund believes are "public ready" micro-cap companies. Under negative economic conditions, this could cause an Alternative Securities Markets Group Corporation's Market Segment Fund's investment performance to be worse than business development companies with no such concentration. Each of the Alternative Securities Markets Group Corporation's Market Segment Funds may avoid acquiring certain securities in certain micro-cap companies when it is otherwise advantageous to purchase those securities or may sell certain securities of micro-cap companies when it is otherwise advantageous to hold those securities. In general, each of the Alternative Securities Markets Group Corporation's Market Segment Funds focus on micro-cap companies may affect its exposure to certain market segments, which may affect the Alternative Securities Markets Group Corporation's Market Segment Fund financial performance — positively or negatively — and further affecting the Alternative Securities Markets Group Corporation's Market Segment Fund's ability to make dividend or promised returns to Investors, on-time, or if at all - depending on whether these segments are in or out of favor.

The revenues, income (or losses) and valuations of micro-cap companies, can and often do fluctuate suddenly and dramatically. There is no assurance that decreases in market capitalizations will not occur, or that any decreases in valuations will be insubstantial or temporary in nature. Also, each of the Alternative Securities Markets Group Corporation's Market Segment Funds portfolio companies may face considerably more risk of loss and may not have the same returns as companies in other industry sectors due to their growth nature.

Even if Alternative Securities Markets Group Corporation's Market Segment Funds portfolio companies are successful in becoming publicly-traded companies, there is no assurance that they will be able to achieve their projected revenue and earnings targets or effectively maintain their status as public reporting companies. In such case, there may be little or no demand for the securities of an Alternative Securities Markets Group Corporation's Market Segment Funds portfolio company(s) in the public markets, the Alternative Securities Markets Group Corporation's Market Segment Fund may have difficulty disposing of its investments, and the value of the Alternative Securities Markets Group Corporation's Market Segment Fund investments may decline substantially, each of which could affect the Alternative Securities Markets Group Corporation's Market Segment Fund's ability to pay agreed upon returns or dividends to Investors, on-time, if at all.

The Value of the Alternative Securities Markets Group Corporation's Market Segment Funds Portfolios of Securities May Not have a Readily Available Market Price and, in such case, each of the Alternative Securities Markets Group Corporation's Market Segment Funds will Value these Securities at Fair Value as Determined in Good Faith by each of the Alternative Securities Markets Group Corporation's Market Segment Funds Managing Member, which Valuation is Inherently Subjective and May Not Reflect what the Company may Actually Realize for the Sale of the Investment

The value of each of the Alternative Securities Markets Group Corporation's Market Segment Fund portfolio of securities may not have readily available market prices. In such case, the Alternative Securities Markets Group Corporation's Market Segment Fund will value these securities at fair value as determined in good faith by the Alternative Securities Markets Group Corporation's Market Segment Fund's Managing Member, based upon the recommendation of the Alternative Securities Markets

Group Corporation's Market Segment Fund's Valuation Committee. In connection with that determination, investment professionals from the Alternative Securities Markets Group Corporation and Alternative Securities Market, LLC will prepare portfolio company valuations using the most recent portfolio company financial statements and forecasts. The Alternative Securities Markets Group Corporation's Market Segment Fund's Managing Member will also utilize the services of a third-party valuation firm, which will prepare valuations for each of the Alternative Securities Markets Group Corporation's Market Segment Fund's portfolio investments for which no market quotations are readily available.

Even if the Equity Securities of any of the Alternative Securities Markets Group Corporation's Market Segment Funds Public Portfolio Companies may be Sold in the Public Markets, each of the Alternative Securities Markets Group Corporation's Market Segment Funds expects these Securities will Initially be Thinly Traded and, as a Result, the Lack of Liquidity in the Alternative Securities Markets Group Corporation's Market Segment Fund's Holdings may Adversely Affect the Alternative Securities Markets Group Corporation's Market Segment Fund's Business, and will Delay Distributions of Gains, if any

While each of the Alternative Securities Markets Group Corporation's Market Segment Funds holdings will typically be in private companies, each of the Alternative Securities Markets Group Corporation's Market Segment Funds expect that, as part of each of the Alternative Securities Markets Group Corporation's Market Segment Fund's investment process, these companies will become public reporting companies with their common stock typically being initially quoted on the OTC Market (OTCQB or OTCQX). Each of the Alternative Securities Markets Group Corporation's Market Segment Funds do not expect the preferred equity of its portfolio companies to be listed or quoted on an exchange or quotation system. Each of the Alternative Securities Markets Group Corporation's Market Segment Funds do not expect the common stock in its public portfolio companies to initially have an active secondary trading market and, as such, these securities will be illiquid until an active market develops. Each of the Alternative Securities Markets Group Corporation's Market Segment Funds believe that typically this liquidity will develop in conjunction with a NASDAQ Capital Market listing, which each of the Alternative Securities Markets Group Corporation's Market Segment Funds do not expect to occur until eighteen to twenty-four months after the initial investment and listing on the Alternative Securities Market (***www.AlternativeSecuritiesMarket.com***) is completed, if at all. Each of the Alternative Securities Markets Group Corporation's Market Segment Funds convertible preferred stock instruments will generally provide for conversion upon the portfolio companies' achievement of certain milestone events, including a NASDAQ Capital Market listing for their common stock. However, there can be no assurance that any of the Alternative Securities Markets Group Corporation's Market Segment Funds portfolio companies will obtain either an OTC Market or NASDAQ Capital Market listing or, even if a listing is obtained, that an active trading market will ever develop in the securities of any of the Alternative Securities Markets Group Corporation's Market Segment Funds publicly traded portfolio companies.

Each of the Alternative Securities Markets Group Corporation's Market Segment Funds expects substantially all of the common stock the Company acquires in a portfolio company will be "restricted securities" within the meaning of Rule 144 under the Securities Act ("Rule 144"). As restricted securities, these shares may be resold only pursuant to an effective registration statement under the Securities Act or pursuant to the requirements of Rule 144 or other applicable exemption from registration under the Securities Act, and in accordance with any applicable state securities laws. Typically, an Alternative Securities Markets Group Corporation's Market Segment Fund will seek to obtain registration rights in connection with its acquisition of equity securities in a portfolio company. As such, the portfolio company will generally be required to file a resale registration statement under the Securities Act to register for resale the shares of common stock the Alternative Securities Markets Group Corporation's Market Segment Fund has acquired. Notwithstanding such registration rights, the Alternative Securities Markets Group Corporation's Market Segment Fund will be largely unable to control the timing of completion of any such registration process given external factors beyond the Alternative Securities Markets Group Corporation's Market Segment Fund's control. Even if a resale registration statement is declared effective, there can be no assurances that the occurrence of subsequent events may not preclude a portfolio company's ability to maintain the effectiveness of such registration statement. Any of the foregoing items could have adverse effects on the liquidity of an Alternative Securities Markets Group Corporation's Market Segment Fund's shares of common stock.

In addition, the SEC has developed guidelines concerning the use of a resale registration statement to register the securities issued to certain investors in PIPE transactions, where the issuer has a market capitalization of less than $75 million and, in general, does not qualify to file a registration statement on Form S-3 to register its securities. The SEC has indicated its position that these smaller issuers may not be able to rely on Rule 415 under the Securities Act ("Rule 415"), which generally permits the offer and sale of securities by selling shareholders on a continued or delayed basis over a period of time, but instead would require that the issuer offer and sell such securities in a direct or "primary" public offering, at a fixed price, if the facts and circumstances are such that the SEC believes the investors seeking to have their shares registered are underwriters and/or affiliates of the issuer. Each of the Alternative Securities Markets Group Corporation's Market Segment Funds believe that the SEC in most cases would permit a registration for resale of up to one third of the total number of shares of common stock then currently owned by persons who are not affiliates of such issuer and, in some cases, a larger percentage depending on the facts and circumstances.

SEC staff members also have indicated that an issuer in most cases will have to wait until the later of six months after effectiveness of the first registration or such time as substantially all securities registered in the first registration are sold before filing a subsequent registration on behalf of the same investors. Since each of the Alternative Securities Markets Group Corporation's Market Segment Funds portfolio companies will have little or no tradable shares of common stock, it is unclear as to how many, if any shares of common stock the SEC will permit the Alternative Securities Markets Group Corporation's Market Segment Fund's portfolio companies to register for resale. The SEC may require as a condition to the declaration of effectiveness of a resale registration statement that the Alternative Securities Markets Group Corporation's Market Segment Fund reduce or "cut back" the number of shares of common stock to be registered in such registration statement. The result of the foregoing is that the liquidity in the common stock of the Alternative Securities Markets Group Corporation's Market Segment Fund's portfolio companies may be adversely affected in the event the SEC requires a cut back of the securities as a condition to allow the Alternative Securities Markets Group Corporation's Market Segment Fund's portfolio company to rely on Rule 415 with respect to a resale registration statement, or, if the SEC requires the Alternative Securities Markets Group Corporation's Market Segment Fund's portfolio company to file a primary registration statement.

In the event that an Alternative Securities Markets Group Corporation's Market Segment Fund's portfolio companies are unable to register their common stock for resale under the Securities Act, the Alternative Securities Markets Group Corporation's Market Segment Fund may be able to resell its common stock investments pursuant to an exemption from the registration requirements under the Securities Act if the Alternative Securities Markets Group Corporation's Market Segment Fund meets the conditions of Rule 144. Rule 144 currently provides that a non-affiliated person (and who has not been an affiliate during the prior three months) may sell all of his/her/its restricted securities in a reporting company beginning six months after purchase, provided the issuer remains current in its reporting obligations during the next six months. However, an affiliated person may sell his/her/its restricted securities beginning six months after purchase, provided the following conditions are met: (i) the issuer is current in its reporting obligations, (ii) all sales are in brokerage transactions, (iii) a Form 144 is filed, and (iv) during every three months the number of shares sold that does not exceed 1.0% of a company's outstanding common stock.

In some cases, the Alternative Securities Markets Group Corporation's Market Segment Fund may be deemed an affiliate of its portfolio companies based on the Alternative Securities Markets Group Corporation's Market Segment Fund's level of stock ownership or the Alternative Securities Markets Group Corporation's Market Segment Fund's ability to influence control over its portfolio company. As such, in the absence of an effective registration statement for the Alternative Securities Markets Group Corporation's Market Segment Fund's shares, the Alternative Securities Markets Group Corporation's Market Segment Fund may be limited in the number of shares it may be able to sell in any three months period under Rule 144. This illiquidity may make it difficult for the Alternative Securities Markets Group Corporation's Market Segment Funds to sell such investments if the need arises. Also, if the Alternative Securities Markets Group Corporation's Market Segment Fund is required to liquidate all or a portion of its portfolio quickly, the Alternative Securities Markets Group Corporation's Market Segment Fund may realize significantly less than the value at which it has previously recorded its investments and/or holdings, which may cause the Alternative Securities Markets Group Corporation's Market Segment Funds to be unable to make interest or dividend payments to the Investor(s) in the agreed to timeline, if even at all.

Compliance with the criteria for securing exemptions under federal securities laws and the securities laws of the various states is extremely complex, especially in respect of those exemptions affording flexibility and the elimination of trading restrictions in respect of securities received by the Alternative Securities Markets Group Corporation's Market Segment Funds in exempt transactions and subsequently disposed of without registration under the Securities Act or state securities laws.

A sale under Rule 144 or under any other exemption from the Securities Act, if available, or pursuant to a registration statement, may have a depressive effect upon the price of the common stock of the Alternative Securities Markets Group Corporation's Market Segment Funds portfolio companies in any market that may develop.

Because each of the Alternative Securities Markets Group Corporation's Market Segment Funds likely will Not Hold Controlling Equity Interests in its Portfolio Companies, the Alternative Securities Markets Group Corporation's Market Segment Funds may not be in a Position to Exercise Control Over Such Portfolio Companies or to Prevent Decisions by Management of such Portfolio Companies that Could Decrease the Value of the Alternative Securities Markets Group Corporation's Market Segment Fund's Holdings in the Portfolio Company

Each of the Alternative Securities Markets Group Corporation's Market Segment Fund's equity holdings will typically be non-controlling, meaning the Alternative Securities Markets Group Corporation's Market Segment Fund will not be in a position to control the management, operation and strategic decision-making of the companies the Alternative Securities Markets Group Corporation's Market Segment Fund has holdings in. As a result, each of the Alternative Securities Markets Group Corporation's Market Segment Funds will be subject to the risk that a portfolio company it does not control, or in which the Alternative Securities Markets Group Corporation's Market Segment Fund does not have a majority ownership position, may make business decisions with which the Alternative Securities Markets Group Corporation's Market Segment Fund disagrees, and the stockholders and management of such a portfolio company may take risks or otherwise act in ways that are adverse to the Alternative Securities Markets Group Corporation's Market Segment Fund's interests. Due to the lack of liquidity for the debt and equity holdings that each of the Alternative Securities Markets Group Corporation's Market Segment Funds will typically hold in its portfolio companies, the Alternative Securities Markets Group Corporation's Market Segment Fund may not be able to dispose of its holdings in the event that the Alternative Securities Markets Group Corporation's Market Segment Fund disagrees with the actions of a portfolio company, and may therefore suffer a decrease in the value of the Alternative Securities Markets Group Corporation's Market Segment Fund's holdings.

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ITEM 4. PLAN OF DISTRIBUTION

This Offering Circular relates to the offering (the "Offering") of up to 50,000 Secured Investment Certificates (the "Certificates") of Alternative Securities Markets Group Corporation. The Certificates offered through this Offering have no voting rights and are not convertible to common stock shares of the Company. The Offering will commence promptly after the date of this Offering Circular and will close upon the earlier of (1) the sale of 50,000 Secured Investment Certificates, (2) One Year from the date this Offering begins, or (3) a date prior to one year from the date this Offering begins that is so determined by the Company's Chief Executive Officer (the "Offering Period").

The Offering is on a "Best Efforts" basis and is being offered directly by the Company's Licensed Securities Brokers and the Registered Investment Advisors of Alternative Securities Markets Group Corporation. There are no plans to stabilize the market for the Secured Investment Certificates to be offered. Investors can purchase Secured Investment Certificates from a Securities Broker of Alternative Securities Market, LLC, or a Registered Investment Advisor of Alternative Securities Markets Group Corporation by completing a Subscription Agreement and mailing the form with the proper amount directly to the Company. Secured Investment Certificates can be purchased by check, money order, or bank wire transfer. Investors should call the Company for bank wire transfer instructions should they choose that method of payment for Secured Investment Certificates.

If an underwriter is selected to assist in this offering, the Company will be required to amend the Form 1-A to include the disclosures required regarding engaging an underwriter to assist in the offering.

The Company will use two websites, each as an online portal and information management tool in connection with the Offering. The Websites are each owned and operated by Alternative Securities Markets Group Corporation, the parent Corporation of the Company, can be viewed at:

- **http://www.AlternativeSecuritiesMarket.com.**
- **http://www.ASMGCorp.com**

This Offering Circular will be furnished to prospective Investors upon their request via electronic PDF format and will be available for viewing and download 24 hours per day, 7 days per week on the website.

In order to subscribe to purchase the Investment Certificates, a prospective Investor must complete, sign and deliver the executed Subscription Agreement, Investor Questionnaire and Form W-9 to **Alternative Securities Markets Group Corporation.** And wire funds for its subscription amount in accordance with the instructions included in the Subscription Package.

The Investing Section of the Website Hosting this Offering will be coded to only allow access to invest to those prospective Investors that reside in jurisdictions where the Offering is registered and meet any state-specific Investor suitability standards.

The Company reserves the right to reject any Investor's subscription in whole or in part for any reason. If the Offering terminates or if any prospective Investor's subscription is rejected, all funds received from such Investors will be returned without interest or deduction.

In addition to this Offering Circular, subject to limitations imposed by applicable securities laws, we expect to use additional advertising, sales and other promotional materials in connection with this Offering. These materials may include public advertisements and audio-visual materials, in each case only as authorized by the Company. Although these materials will not contain information in conflict with the information provided by this Offering and will be prepared with a view to presenting a balanced discussion of risk and reward with respect to the Investment Certificates, these materials will not give a complete understanding of this Offering, the Company or the Investment Certificates and are not to be considered part of this Offering Circular. This Offering is made only by means of this Offering Circular and prospective Investors must read and rely on the information provided in this Offering Circular in connection with their decision to invest in the Secured Investment Certificates.

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ITEM 5. USE OF PROCEEDS TO ISSUER

The Company seeks to raise maximum gross proceeds of $5,000,000 from the sale of Investment Certificates in this Offering. The Company intends to apply these proceeds substantially as set forth herein, subject only to reallocation by Company Management in the best interests of the Company.

A. Sale of Company Secured Investment Certificates

Category	Maximum Proceeds	Percentage of Total Proceeds	Minimum Proceeds	Percentage of Proceeds
Proceeds from Sale of Notes	**$4,700,000**	**94%**	**N/A**	**N/A**

B. Offering Expenses

Category	Maximum Proceeds	Percentage of Total Proceeds	Minimum Proceeds	Percentage of Proceeds
Offering Expenses (1) (2)	**$300,000**	**6%**	**N/A**	**N/A**

<u>**Footnotes:**</u>

(1) Includes an estimated $50,000 (1%) for memorandum preparation, filing, printing, legal, accounting and other fees and expenses related to the
Offering.
(2) This Offering is being sold by licensed Securities Brokers of Alternative Securities Market, LLC and by Registered Investment Advisors of Alternative Securities Markets Group Corporation.

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Use of Investment Funds Schedule:

USE OF INVESTMENT FUNDS PAYROLL	DOLLAR TOTAL	PERCENTAGE TOTAL
Chief Executive Officer	$150,000	3.0%
President – Alternative Securities Markets Group Corporation	$150,000	3.0%
Vice President – Alternative Securities Markets Group Corporation (Sales Manager / Team One)	$100,000	2.0%
Vice President – Alternative Securities Markets Group Corporation (Sales Manager / Team Two)	$100,000	2.0%
First Year Registered Investment Advisor Representative (1) Team One - Trainee	$50,000 / 1yr Salary Recoverable Draw Against Commission	1.0%
First Year Registered Investment Advisor Representative (2) Team One - Trainee	$50,000 / 1yr Salary Recoverable Draw Against Commission	1.0%
First Year Registered Investment Advisor Representative (3) Team One - Trainee	$50,000 / 1yr Salary Recoverable Draw Against Commission	1.0%
First Year Registered Investment Advisor Representative (4) Team One - Trainee	$50,000 / 1yr Salary Recoverable Draw Against Commission	1.0%
First Year Registered Investment Advisor Representative (5) Team One - Trainee	$50,000 / 1yr Salary Recoverable Draw Against Commission	1.0%
First Year Registered Investment Advisor Representative (6) Team One - Trainee	$50,000 / 1yr Salary Recoverable Draw Against Commission	1.0%
First Year Registered Investment Advisor Representative (7) Team One - Trainee	$50,000 / 1yr Salary Recoverable Draw Against Commission	1.0%
First Year Registered Investment Advisor Representative (8) Team One - Trainee	$50,000 / 1yr Salary Recoverable Draw Against Commission	1.0%
First Year Registered Investment Advisor Representative (9) Team One - Trainee	$50,000 / 1yr Salary Recoverable Draw Against Commission	1.0%

First Year Registered Investment Advisor Representative (10) Team One - Trainee	$50,000 / 1yr Salary Recoverable Draw Against Commission	1.0%
First Year Registered Investment Advisor Representative (11) Team Two - Trainee	$50,000 / 1yr Salary Recoverable Draw Against Commission	1.0%
First Year Registered Investment Advisor Representative (12) Team Two - Trainee	$50,000 / 1yr Salary Recoverable Draw Against Commission	1.0%
First Year Registered Investment Advisor Representative (13) Team Two - Trainee	$50,000 / 1yr Salary Recoverable Draw Against Commission	1.0%
First Year Registered Investment Advisor Representative (14) Team Two - Trainee	$50,000 / 1yr Salary Recoverable Draw Against Commission	1.0%
First Year Registered Investment Advisor Representative (15) Team Two - Trainee	$50,000 / 1yr Salary Recoverable Draw Against Commission	1.0%
First Year Registered Investment Advisor Representative (16) Team Two - Trainee	$50,000 / 1yr Salary Recoverable Draw Against Commission	1.0%
First Year Registered Investment Advisor Representative (17) Team Two - Trainee	$50,000 / 1yr Salary Recoverable Draw Against Commission	1.0%
First Year Registered Investment Advisor Representative (18) Team Two - Trainee	$50,000 / 1yr Salary Recoverable Draw Against Commission	1.0%
First Year Registered Investment Advisor Representative (19) Team Two - Trainee	$50,000 / 1yr Salary Recoverable Draw Against Commission	1.0%
First Year Registered Investment Advisor Representative (20) Team Two - Trainee	$50,000 / 1yr Salary Recoverable Draw Against Commission	1.0%
First Year Registered Investment Advisor (21) Independent - Experienced	$50,000 / 1yr Salary Recoverable Draw Against Commission	1.0%
First Year Registered Investment Advisor (22) Independent - Experienced	$50,000 / 1yr Salary Recoverable Draw Against Commission	1.0%
First Year Registered Investment Advisor (23) Independent - Experienced	$50,000 / 1yr Salary Recoverable Draw Against Commission	1.0%
First Year Registered Investment Advisor (24) Independent - Experienced	$50,000 / 1yr Salary Recoverable Draw Against Commission	1.0%

First Year Registered Investment Advisor (25) Independent - Experienced	**$50,000 / 1yr Salary Recoverable Draw Against Commission**	**1.0%**
First Year Registered Investment Advisor (26) Independent - Experienced	**$50,000 / 1yr Salary Recoverable Draw Against Commission**	**1.0%**
First Year Registered Investment Advisor (27) Independent - Experienced	**$50,000 / 1yr Salary Recoverable Draw Against Commission**	**1.0%**
First Year Registered Investment Advisor (28) Independent - Experienced	**$50,000 / 1yr Salary Recoverable Draw Against Commission**	**1.0%**
First Year Registered Investment Advisor (29) Independent - Experienced	**$50,000 / 1yr Salary Recoverable Draw Against Commission**	**1.0%**
First Year Registered Investment Advisor (30) Independent - Experienced	**$50,000 / 1yr Salary Recoverable Draw Against Commission**	**1.0%**
Securities Compliance Officer	**$75,000**	**1.5%**
Securities Compliance Officer	**$75,000**	**1.5%**
PAYROLL & DRAWS	**$2,150,000**	**43.0%**
USE OF INVESTMENT FUNDS OPERATIONS	**DOLLAR TOTAL**	**PERCENTAGE TOTAL**
Capital Reserves (Liquidity Reserve)	**$150,000**	**3.0%**
50 State Registered Investment Advisory Firm Registration, Plus Washington, DC, Puerto Rico and the Virgin Islands (Firm and Representatives)	**$50,000**	**1.0%**
Insurances & Bonds	**$75,000**	**1.5%**
1/3 of Shared Office Rents (1 year) w/ buildout, Computer terminals, Printers, Office Supply Start-up	**$500,000**	**10.0%**
National RIA Direct Marketing Efforts	**$1,000,000**	**20.0%**

1/3 of Shared First Year Marketing & Advertising (radio, TV, Flyer, etc).	$500,000	10.0%
Operational Totals	**$2,275,000**	**45.5%**
USE OF INVESTMENT FUNDS PROFESSIONAL SERVICES	**DOLLAR TOTAL**	**PERCENTAGE TOTAL**
• 1/3 Staff Legal	$150,000	3.0%
• 1/3 Accounting	$50,000	1.0%
• Third Party Legal Counsel	$75,000	1.5%
• Cost of Offering	$300,000	6.0%
TOTAL FUNDS	**$5,000,000**	**100%**

Should the full investment offering not be fully subscribed, the total funds raised will be distributed per the "percentage total" detailed in the above illustration.

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ITEM 6. DESCRIPTION OF BUSINESS

A. ALTERNATIVE SECURITIES MARKETS GROUP CORPORATION – PARENT COMPANY

The Alternative Securities Markets Group Corporation provides an integrated platform of "Alternative Securities and Alternative Investments Brokerage, Technology, and Investment Advisory Services to Institutional and Private Investors across the country, enabling each to successfully analyze and investment in Alternative Securities and Alternative Investments.

The Alternative Securities Markets Group Corporation and its wholly owned subsidiaries are as follows:

- <u>Alternative Securities Markets Group Corporation:</u>
  - Multi-State Registered Investment Advisory Firm
  - California Stock Corporation
  - PRIMARY FOCUS: Investment Advisory and Asset Management
  - SECONDARY FOCUS: Underwriting Regulation A, Regulation D and Intra-State Exempt Securities Offerings.
  - AGENT LICENSES: Series 66 or Series 65
- <u>Alternative Securities Market, LLC:</u>
  - California Broker Dealer
  - California Limited Liability Company (*wholly owned subsidiary of the Alternative Securities Markets Group Corporation*)
  - FOCUS: Sale of Alternative Securities and Alternative Investments to Institutional Investors or through the Registered Investment Advisory Network. Sale of Alternative Securities and/or Alternative Investments in State's in which the Company is registered as a Broker Dealer.
  - AGENT LICENSES: Series 7
- <u>Alternative Securities Market, Inc.:</u>
  - National Exempt Securities Market (Stock Exchange) – Trade Volume Exemption
    - SEC Form 1 Registered with the United States Securities and Exchange Commission on January 26th, 2015
  - California Stock Corporation (*wholly owned subsidiary of the Alternative Securities Markets Group Corporation*).
  - FOCUS: To be the only Primary and Secondary Market for the Issuance and Trade of Regulation A, Regulation D and Intra-State Exempt Securities Offerings.

The Alternative Securities Markets Group Corporation's unique style of structure as a Registered Investment Advisory Firm, a Broker-Dealer and as a Stock Exchange, allows it to offer products and services to Alternative Securities Markets Group Corporation's Registered Investment Advisors, and other Independent Registered Investment Advisors and Advisory Firms for the analyzing and investing in Alternative Securities and Alternative Investments not before accessible to these Advisors and Investors. We believe that we are the only company that is able to offer investors and advisors a range of Alternative Securities and Alternative Investments for "All Investors", not just for the "Accredited Investors".

Investment Advisory Services of the Alternative Securities Markets Group Corporation:

Alternative Securities Markets Group Corporation ("the Firm" or "the Adviser") provides both "Traditional Investment Advisory" and "Alternative Securities Investment" Investment Advisory Services to Investor Clients and Issuer Clients; as well as Financial Planning for Investor Clients. Alternative Securities Markets Group Corporation works on a contractual basis with all clients to clearly outline the mutually agreed upon services to be offered.

The Firm first conducts an interview with a prospective Investor and Issuer Client, in some cases using a standard questionnaire, to assist in determining a client's needs, goals and general risk tolerance.

If an Investor Client wishes to engage the Firm / Adviser for Investment Advisory Services for Alternative Securities Investment Advisory and/or for Financial Planning Services, a services agreement will be executed by both parties that clearly outlines the mutually agreed upon Financial Advisory Services to be offered. The Agreement must be determine what risk tolerance the client is able to withstand. The level of risk a client agrees to will primarily dictate which portfolio of traditional investment securities, and / or what market segment of the Alternative Securities Market the Adviser will advise the client about. In addition to the risk profile, clients may also be provided an investment policy statement which further confirms the agreed upon allocation and outlines the roles each party will play. The Firm at this time will not be establishing any types of discretionary or non-discretionary accounts for any clients, though the Company is currently in the process of establishing an operating procedure for the inclusion of both non-discretional and discretionary Investor Accounts. Unless the services are clearly outlined in the signed agreement, the Firm / Adviser cannot be held responsible nor be expected to offer advice or input on anything outside the scope of the agreement. The Firm / Adviser is not a law firm or a CPA Firm. Therefore, we do not offer any tax or legal advice. We strongly recommend the client discuss all aspects of any plan with their CPA or attorney before implementing it. The implementation of any planning discussed with the client it at the sole discretion of the client.

The Alternative Securities Markets Group Corporation's Financial Advisory Service to Investor Clients and Issuer Clients will be solely in regards to the following types of Securities:

- Exchange Listed Securities
- Municipal Securities
- Variable Life Insurance
- Variable Annuities
- Mutual Fund Shares
- U.S Government Securities
- Options Contracts
- Private Corporate Debt Securities
- Regulation D Securities
- Regulation A Securities
- Certain Intra-State Exempt Securities
- Oil and Gas Interests
- Certain Real Estate Investments
- Certain over-the-counter securities
- Foreign Issuers
- Certificates of Deposit
- Private Placements
- Mortgage Loans
- Life Settlement

By their nature, financial planning services for Investors must be based on each client's individual needs to have any useful validity. As the Alternative Securities Markets Group Corporation does not "*currently*" manage accounts, an Investment Adviser of Alternative Securities Markets Group Corporation can only make recommendations that the Adviser feels are in the client's own best interest, based on an individual's stated and/or established, individual needs, goals, risk tolerance and investment time horizon. The firm seeks to establish this personal dimension through a careful, fact-finding interview and series of discussions with each client.

As Investment clients make investments from their own accounts at their own direction, and that the Alternative Securities Markets Group Corporation is not a manager of accounts (no fiduciary controls), there is no restrictions that need to be imposed. As stated in the Alternative Securities Markets Group Brochure, the Alternative Securities Markets Group Corporation is moving towards offering both "discretionary" and "non-discretional" accounts to Investors, and accordingly, when the Firm chooses to make this change, this section of the Alternative Securities Markets Group Corporation's Brochure will be updated, and an updated copy will be mailed to all Client's of the Alternative Securities Markets Group Corporation.

Alternative Securities Markets Group Corporation's Sources of Revenue:

The Alternative Securities Markets Group Corporation's revenues are derived primarily from fees and commissions from products and advisory services offered by Alternative Securities Markets Group Corporation's Registered Investment Advisors to their Issuer Clients for Underwriting Services and to Investment Clients for Investment Advisory and Asset Management Services.

The Alternative Securities Markets Group Corporation's fees are based on either a percentage of assets under management, hourly charges, or fixed fees for comprehensive financial plans.

Financial planning fees are negotiable. Investment Management fees are only negotiable when out of state travel is involved. Upon engagement of the Alternative Securities Markets Group Corporation's services, Alternative Securities Markets Group Corporation Clients receive and are asked to sign a "Letter of Agreement" outlining the fee schedule.

An introductory meeting, which may be by telephone or in person, is free of charge and is an exploratory interview to determine to the extent to which of the Alternative Securities Markets Group Corporation's Financial Planning and Investment Management services may be beneficial to the Client.

Alternative Securities Markets Group Corporation's Comprehensive Financial Planning Services and Fees
A Financial Plan is designed to help the Client with all aspects of Financial Planning.

The Financial Plan may include, but is not limited to: a net worth statement, a cash flow statement; a review of investment accounts including reviewing asset allocation and providing repositioning recommendations, strategic tax planning, a review of insurance policies and recommendations for changes (if necessary), one or more retirement scenarios, estate planning review and recommendations, and education planning with funding recommendations.

Detailed Investment Advice and specific recommendations may be provided as part of a financial plan. Implementation of the recommendations is at the discretion of the Client.

Financial Plans are priced according to the degree of complexity associated with the Client's situation. The fee for a financial plan is predicated upon the facts known at the start of the engagement. The typical fee range is $3,000 to $6,000. Since Financial Planning is a discovery process, situations occur wherein the Client is unaware of certain financial exposures or predicaments. In the event that the Client's situation is substantially different than disclosed at the onset of the engagement, a revised fee will be provided for mutual agreement. The Client must approve the change of scope in advance of the additional work being performed when a fee increase is necessary.

Fees for Financial Plans are billed upon delivery of the Financial Plan.

After delivery of a Financial Plan, Clients can continue to engage the Alternative Securities Markets Group Corporation on an hourly basis at the rate of $200 per hour or for a fixed fee.

Alternative Securities Financial Review or Consultation (Investors)
For client's desiring on a Financial Review or Consultation about a portfolio of Alternative Securities, or a Consultation about a potential purchase of Alternative Securities, the Firm charges a maximum charge of $200 per hour, charged in six minute increments. A qualified Principal of the Alternative Securities Markets Group Corporation has the ability to authorize a lower hourly fee.

Offering of Alternative Securities (Issuer)
For an Issuer Clients desiring a Consultation for a potential or current Alternative Securities Offering, the Firm charges a maximum fee of $350 per hour, charged in six minute increments. A qualified Principal of the Alternative Securities Markets Group Corporation has the ability to authorize a lower hourly fee.

For Alternative Securities Market Issuers, the Alternative Securities Markets Group Corporation is the EXCLUSIVE UNDERWRITER for Issuers on the Alternative Securities Market's Primary Market. In lieu of accepting cash for underwriting services rendered, the Alternative Securities Markets Group Corporation becomes a 3-10% fully diluted equity partner in each Company that lists its securities on the Alternative Securities Market.

Investment Management Services and Fees
The Alternative Securities Markets Group Corporation requires all of its Clients to sign an "Investment Advisory Agreement" outlining all aspects of Investment Management Services and Fees.

The Goals and Objectives for each Client's Investment Portfolio are identified and documented through the use of an "Investment Policy Statement". Investment Policy Statements are periodically reviewed with the Client and updated.

Investment Clients receive quarterly performance reports, billing summaries and the Alternative Securities Markets Group's Quarterly Newsletter. In addition, Clients receive monthly statements.

The Alternative Securities Markets Group Corporation's provide portfolio review and rebalancing, as needed, for the assets held under advisement on a no less than semi-annual basis.

The Alternative Securities Markets Group Corporation's fee schedule for Client Investment Management services for Clients under management after 1/1/2015 is a tiered schedule as follows:

Account Balance:	Annual Fee as a % of Assets:
$0 to $300,000	1.25%
$300,001 to $600,000	1.15%
$600,001 to $1,000,000	1.00%
$1,000,000 to $3,000,000	0.95%
$3,000,001 and above	0.85%

Family Accounts may be grouped when considering account size for fee. Investment Management Fees are billed quarterly, in arrears, meaning that Clients are invoiced after the three-month bill period has ended. The first quarter fees are pro-rate, and Clients may cancel their agreement within five days of signing without incurring any fees. Fees are deducted from the Client's account to facilitate billing. The Client must consent to advance to direct debiting of their investment account.

Business Strategy:

Increase the Number of Registered Financial Advisors: The Alternative Securities Markets Group Corporation intends to expand its distribution network by recruiting high quality candidates to be Financial Advisors. The Alternative Securities Markets Group Corporation's current objectives is to have an initial 20-30 "Core" Registered Investment Advisors in place by the end of 2015, and steadily increase this number by a minimum 100% per year, with previous Registered Investment Advisors from previous hiring rounds becoming Trainers, Team Leaders, Managers, Sales Managers, Portfolio Managers, Vice Presidents and Presidents.

Bridge Income Program: The "Alternative Securities Markets Group Corporation Bridge Income Program", is a program that will provide newly recruited Alternative Securities Markets Group Corporation's Registered Investment Advisors with a source of earnings until they can develop the skills and client base necessary to earn a stable income from asset management fees. The Company believes this program, which is currently estimated to provide between $2,500 and $4,000 per month for up to six month to twelve months, will be critical in increasing the number of new "quality" Registered Financial Advisors, improving retention, and increasing average first-year sales production.

Expand Geographic Scope: The Alternative Securities Markets Group Corporation intends to pursue geographic expansion of its sales force. In larger communities, the Alternative Securities Markets Group Corporation intends to begin establishing new division offices within 18-24 months, that will accommodate up to 20 financial advisors, and in smaller communities or suburban areas the Alternative Securities Markets Group Corporation intends to open offices with facilities to accommodate a smaller group of Registered Financial Advisors.

Enhanced Marketing and Financial Planning Tools: The Alternative Securities Markets Group Corporation has plans to implement a "continually improving financial planning package", that will consist of Registered Investment Advisors who "specialize" in a certain financial services product, and educates the Company as a whole about those products and services, as well as continually adding to the Alternative Securities Markets Group Corporations financial products and services. Currently, plans to include new savings programs, retirement income programs, estate planning services, life insurance products and other personal financial planning products and services are in the works and plan to be implemented and made available to Alternative Securities Markets Group Corporation's Registered Investment Advisors within the next calendar year.

Pursue Strategic Acquisitions and Alliances to Expand Product Offerings and Distribution: The Alternative Securities Markets Group Corporation intends to selectively pursue acquisition and alliances that will add new products or alternative distribution systems. The Alternative Securities Markets Group Corporation believes that it will be better positioned to pursue acquisitions as the only Registered Investment Advisory, Broker Dealer with an SEC Registered Stock Exchange (either as a Nationally Registered Stock Exchange or as a Stock Exchange exempt from registration due to a trade volume exemption). Currently the Alternative Securities Markets Group Corporation intends to distribute its investment products only through its virtually exclusive Registered Financial Advisor sales force. In the future, the Alternative Securities Markets Group Corporation may choose to acquire another Registered Investment Advisory firm to increase its assets, customer base and product distribution possibilities.

Marketing:

The Alternative Securities Markets Group Corporation is the exclusive distributor of the Alternative Securities Markets Group Corporation's Market Segment Funds (*discussed later in this prospectus*) and the "Alternative Securities Markets Group Fixed Income Mortgage Funds", which are all wholly owned subsidiaries of the Alternative Securities Markets Group Corporation.

About the Alternative Securities Markets Group Fixed Income Mortgage Funds:

The Alternative Securities Markets Group Fixed Income Funds focus on acquiring, renovating, leasing and operating residential single-family homes, residential multi-family homes, multi-family apartment homes and small commercial properties. The Alternative Securities Markets Group Corporation intends to become a leader in the small residential and small commercial rental industry by aggregating a geographically diversified portfolio of high quality small residential and small commercial properties, and developing "ASMG Real Estate Management" into a nationally recognized brand that is well-known for quality, value and tenant satisfaction, and is well respected in each community the Company occupies. The objective is to generate attractive, risk-generated returns for each of the Alternative Securities Market Fixed Income Mortgage Funds through long-term lease income and asset appreciation.

Alternative Securities Markets Group Fixed Income Funds intend to use the majority of the net proceeds of each offering, and concurrent private placements, to acquire and renovate small residential and small commercial properties, and to repay any indebtedness that the Alternative Securities Markets Group Fixed Income Fund expects to incur in the future. In addition to single-family and multi-family properties, the Alternative Securities Markets Group Fixed Income Funds also may seek to invest in condominium units, townhouses and real estate-related debt investments, including the acquisition of "performing" and "non-performing" real estate debt notes. Alternative Securities Markets Group Fixed Income Fund investments may be made directly or through investment vehicles with third-party investors. In addition to individual property purchases, the Alternative Securities Markets Group Fixed Income Funds may pursue bulk acquisitions from financial institutions, government agencies and competitors.

Residential Real Estate Operations:

Residential housing is the largest real estate asset class in the United States with a size of approximately $25 Trillion U.S. Dollars, according to Zillow (http://www.zillow.com/blog/value-us-homes-to-top-25-trillion-141142/). Historically, according to the U.S. Census Bureau, approximately one-third of this asset class has been rented and single-family homes currently comprise roughly one-third of all residential rental housing. While a large and growing asset class, single-family rental properties have historically been managed by relatively small-scale, "mom and pop" owner-operators or by a limited number of local and regional property management organizations. More recently, the ownership profile of single-family rental properties has shifted to larger investors and national owner-operators, seeking to efficiently acquire larger numbers of homes at distressed values, generate attractive rental cash flow streams and benefit from any potential home price appreciation.

While many investment firms chose to enter the Real Estate Investment Market during the recession, the Alternative Securities Markets Group Corporation chose to wait until a market recovery was upon us. The Overall cumulative value of all homes in the United States at the end of 2013 was approximately $25.7 Trillion, which is up almost $1.9 Trillion, or 7.9 percent from the end of 2012. Gains were calculated by measuring the difference between cumulative home values as of the end of 2012 and anticipated home values at the end of 2013.

This gain in cumulative home value was the second annual gain in a row, after home values fell every year from 2007 through 2011. Between 2007 and 2011, the total value of the U.S. housing stock fell by $6.3 Trillion. Over the years of 2012 and 2013, U.S. Homes gained back approximately $2.8 Trillion, or about 44 percent of the total value lost during the recession.

In 2013, the housing market continued to build on the positive momentum that began in 2012. Low mortgage rates and an "improving economy" have helped bring both buyers in to the market, but lenders with extremely tight credit guidelines, are not lending mortgage loans to "qualified buyers" like they have in the past, leaving a "saturated qualified renter market" not seen in years in the United States ready to rent homes from investors.

Residential Real Estate Growth Strategies:

Our primary objective is to generate attractive risk-adjusted returns for the Company and we believe this objective can be achieved by following the below strategies:

- ***Secure early-mover advantage and position as a dominant owner / operator of residential properties:*** Until recently, the residential acquisition and rental market has been extremely fragmented, comprised primarily of private and individual property developers and investors in local markets. Until recently, there have been no large-scale, national market owners / operators in the "acquisition, renovation and rental market" due primarily to the challenge of efficiently scaling acquisition, renovation management and lease management of many individual homes, let alone homes that require remodel or renovation. With an unprecedented opportunity to acquire single-family homes at attractive prices, with a over saturated marketplace of qualified renters that do not qualify to purchase a home due to strict mortgage loan restrictions, we intend to leverage our expertise and experience in rapidly building an institutional-quality, professionally managed business.

- ***Employ a robust and disciplined property acquisition process.*** The Alternative Securities Markets Group Corporation has established the "ASMG Acquisition and Renovation Platform" to acquire high quality residential properties. The ASMG Acquisition and Renovation Platform is designed for in-house full-time personnel to be dedicated to identifying, evaluating, inspecting and acquiring homes throughout the United States. The Alternative Securities Markets Group Fixed Income Funds will primarily acquire properties at foreclosure auctions, through broker sales (*primarily multiple listing service, or MLS, and short sales*) and through estate sales. The Company may source property acquisition opportunities through portfolio (*or bulk*) sales from government agencies, financial institutions and competitors.

- ***Assemble a geographically diversified portfolio:*** The Alternative Securities Markets Group Fixed Income Funds will be focusing on acquiring residential properties in selected submarkets, with an emphasis of acquisition of an undervalued property in need of repairs, with an emphasis on achieving critical mass within each target market selected. The Alternative Securities Markets Group Corporation will continually evaluate potential new markets where the Alternative Securities Markets Group Fixed Income Funds may make investments and establish operations as opportunities emerge. The Alternative Securities Markets Group Corporation will select markets based on steady population growth, strong rental demand and a high level of distressed sales of homes that can be acquired below replacement cost, providing for attractive potential yields and capital appreciation.

- ***Efficiently manage and operate properties:*** Building on the experience of the executive team, The Alternative Securities Markets Group Corporation will utilize a management style that is based off case study of the "self-storage industry". The Alternative Securities Markets Group Corporation believes the key to efficiently managing a large number of relatively low-cost properties is to strike the appropriate balance between "centralization" and "decentralization". The Alternative Securities Markets Group Corporation will utilize in-house property management as much as possible for Alternative Securities Markets Group Fixed Income Mortgage Fund properties in as many markets as the Alternative Securities Markets Group Corporation believes it is economical to do so.

- ***Establish a nationally recognized brand of quality residential rental properties:*** The Alternative Securities Markets Group Corporation will strive to establish "ASMG Real Estate Management" as a nationally recognized brand because the Alternative Securities Markets Group Corporation believes that establishing a brand well-known for quality, value and tenant satisfaction will help attract and retain tenants and qualified personnel, as well as support higher rental rates.

Small Commercial Real Estate Operations:

Alternative Securities Markets Group Fixed Income Funds intend to acquire Class C small commercial real estate assets in key emerging submarkets throughout the United States, primarily in locations the Alternative Securities Markets Group Corporation believes that the target real estate asset has strategic advantages compared to neighboring submarkets. The Alternative Securities Markets Group Fixed Income Mortgage Fund(s) will then renovate or develop each class C real estate asset to a Class A or Class B small commercial real estate asset, and stabilize each asset with long-term leases and provide management for each asset.

The Alternative Securities Markets Group Corporation's primary goal for its Commercial Real Estate operation is to deliver a steady stream of high quality, adaptable and productive small commercial work environments for the wide range of industries attracted to the vibrant economic centers throughout the United States.

The Alternative Securities Markets Group Corporation's plan to increase our asset base annually via acquisition, purchasing a variety of Class C small commercial properties that meet our "post redevelopment" standards for quality, location, amenities and the potential for increased long-term lease and appreciation, all near what we consider to be "cyclically low prices".

When market conditions support it, the Alternative Securities Markets Group Fixed Income Mortgage Funds will look toward new development, where the Alternative Securities Markets Group Corporation will control the location, design and amenities of the properties the Alternative Securities Markets Group Fixed Income Fund adds to the portfolio. Such control can often produce a more appealing and functional property four tenants and a better outcome for our revenues and growth.

The Alternative Securities Markets Group Corporation will maintain and active, multi-year development program, focusing on economically dynamic locations where anticipated long-term demand is strong, supply is habitually limited and barriers to entry are formidable. Typically this will mean the top coastal submarkets that offer both a vibrant economic backdrop for businesses and a unique quality of life for their employees.

Commercial Real Estate Operations Growth Strategy:

The Alternative Securities Markets Group Fixed Income Mortgage Funds objectives are to maximize cash flow through long-term leases and achieve value added growth through opportunistic acquisitions, development and appreciation. The Alternative Securities Markets Group Corporation believes that opportunities exist to increase cash flow and overall value by: (i) acquiring Class C small commercial properties with the potential for re-development to a Class A or Class B small commercial property, where attractive income and value returns are achievable, all in strategic suburban submarkets where such properties complement the Alternative Securities Markets Group Fixed Income Mortgage Fund portfolio; (ii) from contractual increases in base rents from acquired properties; and (iii) by developing properties for the benefit of the Alternative Securities Markets Group Fixed Income Mortgage Fund(s) where such development will result in a favorable risk-adjusted return on investment.

The Alternative Securities Markets Group Corporation believes that a number of factors will enable it to achieve its commercial real estate business objectives, including (i) the opportunity to lease small commercial real estate at attractive rates due to an increased demand and the present lack of new construction for small commercial real estate in most submarkets throughout the United States; (ii) the presence of distressed sellers and inadvertent owners (through foreclosure or otherwise) of small commercial properties; (iii) quality and location of the properties; and (iv) the limited availability to competitors of capital for financing development, acquisitions or capital improvements. Management believes that the Alternative Securities Markets Group Fixed Income Mortgage Funds will be well positioned to exploit existing opportunities because of its extensive experience, and the Alternative Securities Markets Group Corporation's seasoned management team.

Acquisition Strategies: The Alternative Securities Markets Group Fixed Income Mortgage Funds will seek to increase each of their cash flows and shareholder value by acquiring Class C small commercial real estate properties for development or redevelopment, that: (i) have the potential to provide attractive yields with significant potential for growth in cash flow from property operations and value growth through appreciation, (ii) are strategically located, in high quality and have the ability to be competitive in their respective submarkets; (iii) are located in submarkets where the demand for Class A and Class B small commercial real estate space exceeds available supply; or (iv) are existing Class A or Class B small commercial real estate properties that have been under-managed or are otherwise capable of improved performance through intensive management and leasing that will result in increased occupancy and rental revenues.

Commercial Real Estate Classes:

Class A: The highest-quality on the market is considered Class A. These spaces are generally newly constructed or renovated, and have been outfitted with "top-of-the-line" fixtures, amenities and systems. Class A buildings are usually aesthetically pleasing, as they reside in high-visibility locations, such as a metropolitan's central business district. These spaces are normally maintained by reputable property management companies that keep them looking impeccable.

Height is another common characteristic of Class A buildings. Many high-rises are considered Class A buildings, and the offices inside these structures tend to have higher ceilings as well. A large central lobby is also typical in such superior spaces.

Class A rates are typically higher than the city's average rent, and tenants' concessions are rare. This is because premier Class A space is competitively sought-after by some of the most well-known and largest firms in the country. These spaces are popular among banking, real estate and law firms.

Class B: The "average office space". These buildings don't usually contain the same high-quality fixtures, architecture and lobbies as Class A space, but they are generally nice buildings with fully functional facilities.

Their locations, building systems and property managers are described as average to above average. Therefore, Class B space tends to command average market rent. The majority of Class B buildings are less than four stories tall, and are often found in the suburbs of on the outskirts of large financial districts.

Another consideration that separates Class A and B buildings is age. Many Class B buildings are a little older, and may be experiencing minimal deterioration or breakdown. Some buildings start out with a Class A grade, but are downgraded after ten years or so once signs of wear and tear become apparent.

Class C: These are the poorest quality structures on the market. They tend to be located in the least desirable areas of town, and are usually in need of major repairs and renovations. This likely to be due to the building's age, as Class C properties are generally more than twenty years old.

Some Class C properties remain occupied, commanding lower rental rates and attracting tenants with smaller operations who cannot afford nicer spaces or who do not need to reside in the central business areas of town. Other Class C buildings are sold as rehabilitation or redevelopment opportunities.

With some improvements and repairs a Class C can be upgraded to a Class B, and in some circumstances, a Class A building status.

REMAINDER OF PAGE LEFT BLANK INTENTIONALLY

B. ALTERNATIVE SECURITIES MARKETS GROUP – STOCK EXCHANGE & BROKER DEALER BUSINESS

- The Alternative Securities Market, LLC, a California Limited Liability Company, is a wholly owned subsidiary of the Alternative Securities Markets Group Corporation, and is a California Registered Broker Dealer. A copy of the Company's SEC Form BD as filed with the State of California is attached as an Exhibit to this Registration Statement, along with the Chief Executive Officer's Securities Licenses.

- The Alternative Securities Market, Inc., is a the owner-operation of an Online Stock Exchange called the "Alternative Securities Market", which can be viewed at http://www.AlternativeSecuritiesMarket.com. Alternative Securities Market, Inc., is a California Stock Corporation, and is a wholly owned subsidiary of the Alternative Securities Markets Group Corporation. In January of 2015, the Alternative Securities Market, Inc. filed its SEC Form 1 with the United States Securities and Exchange Commission's Department of Market Regulation, seeking a "Trade Volume" exemption from registration as a National Stock Exchange.

- The Alternative Securities Markets Group Corporation is a California Stock Corporation, and a Multi-State Registered Investment Advisory Firm. The Alternative Securities Markets Group Corporation is the sole owner of Alternative Securities Market, Inc. and Alternative Securities Market, LLC. In February of 2015, the Alternative Securities Markets Group Corporation filed as a Registered Investment Advisor in multiple states. A copy of all State Registered Investment Advisor Filings and ADV 1 & II, as well as a copy of the Chief Executive Officer's Securities Licenses, are all attached as exhibits to this Securities Registration Statement.

The **Alternative Securities Market** is the First Primary and Secondary Market for Regulation A, Regulation S, Regulation D and select Intra-State Exempt Securities. The Alternative Securities Market operates as a private, transparent equity and debt marketplace, offering market participants a comprehensive range of services to meet the needs of both "Issuers" and "Investors", including facilitating "*Initial Public Offerings*" for Regulation A, Regulation S, Regulation D and select Intra-State Exempt Securities; as well as providing a trading facility for Regulation A, Regulation S, Regulation D and select Intra-State Exempt Securities. The Alternative Securities Market also supplies both market and listed company data. The total product offering on the Alternative Securities Market includes: Common Stock, Preferred Stock, Convertible Preferred Stock, Debt Notes and Convertible Debt Notes.

The Alternative Securities Markets Group Corporation is building the most informative and most efficient '*Global Alternative Securities Market*' – so that investors can effectively analyze, value and invest in Alternative Securities.

> *The Alternative Securities Market is entrusted with the authority to preserve and strengthen the quality and public confidence in Alternative Securities and Alternative Investments. The Alternative Securities Market stands for Integrity and Ethical practices in order to enhance investor confidence in Alternative Securities and Alternative Investments, thereby contributing to the financial health of the overall economy, and supporting the capital formation process. From the Alternative Securities Market's Early and Development Stage Companies, to Operating Companies of International Stature, each are recognized as sharing these important traits that we hold true.*
>
> *The Alternative Securities Market, therefore has broad discretionary authority over the initial and continued listing and trade of securities on the Alternative Securities Market in order to maintain the quality, the public confidence in the Alternative Securities Market, to prevent fraudulent and manipulative acts and practices, to promote just and equitable principles of trade, and to protect investors and the public interest.*
>
> *The Alternative Securities Market may use such discretion to deny any the application of any Issuer apply for listing for trade, apply additional or more stringent criteria for the initial or continued listing of any securities, or suspend or delist particular securities based on any event, condition, or circumstance that exists or occurs that makes initial or continued listing of the securities on the Alternative Securities Market inadvisable or unwarranted in the opinion of the Alternative Securities Market, even though the securities meet all enumerated criteria for initial or continued listing on the Alternative Securities Market.*

THE ALTERNATIVE SECURITIES MARKET RULEBOOK

As filed along with SEC Form 1 and all Exhibits, with the

United States Securities & Exchange Commission on:

As Amended February 1st, 2015

Disclaimer:

The Alternative Securities Market is entrusted with the authority to preserve and strengthen the quality and public confidence in Alternative Securities and Alternative Investments. The Alternative Securities Market stands for Integrity and Ethical practices in order to enhance investor confidence in Alternative Securities and Alternative Investments, thereby contributing to the financial health of the overall economy, and supporting the capital formation process. From the Alternative Securities Market's Early and Development Stage Companies, to Operating Companies of International Stature, each are recognized as sharing these important traits that we hold true.

The Alternative Securities Market, therefore has broad discretionary authority over the initial and continued listing and trade of securities on the Alternative Securities Market in order to maintain the quality, the public confidence in the Alternative Securities Market, to prevent fraudulent and manipulative acts and practices, to promote just and equitable principles of trade, and to protect investors and the public interest.

The Alternative Securities Market may use such discretion to deny any the application of any Issuer apply for listing for trade, apply additional or more stringent criteria for the initial or continued listing of any securities, or suspend or delist particular securities based on any event, condition, or circumstance that exists or occurs that makes initial or continued listing of the securities on the Alternative Securities Market inadvisable or unwarranted in the opinion of the Alternative Securities Market, even though the securities meet all enumerated criteria for initial or continued listing on the Alternative Securities Market.

TABLE OF CONTENTS

CHAPTER I
ADOPTION, INTERPRETATION AND APPLICATION OF RULES, AND DEFINITIONS

Rule 1.1.0 – Adoption of Exchange Rules

The following Alternative Securities Market Rules are adopted pursuant to the Corporation's Articles of Incorporation (Exhibit A) and the Corporation's Bylaws (Exhibit B).

Rule 1.2.0 – Interpretation

Alternative Securities Market Rules shall be interpreted in such a manner to comply with the rules and requirements of the Act and to effectuate the purposes and business of the Alternative Securities Market, and to require that all practices in connection with the securities business be just, reasonable and not unfairly discriminatory.

Rule 1.3.0 – Applicability

Alternative Securities Market Rules shall apply to all Members and person associated with a Member.

Rule 1.4.0 – Effective Time

All Alternative Securities Market Rules shall be effective when approved by the Commission in accordance with the Act and the rules and regulations thereunder, except for those Rules that are effective upon filing with the Commission in accordance with the Act and the rules thereunder and except as otherwise specified by the Alternative Securities Market or provided elsewhere in these Rules.

Rule 1.5.0 – Definitions

Unless the context otherwise requires, for all purposes of these Alternative Securities Market Rules, terms used in Alternative Securities Market Rules shall have the meaning assigned in Article I of the Corporations' Bylaws or as set forth below:

a) *Act* – The term "Act" or "Exchange Act" shall mean the Securities Act of 1933, as amended.

b) *Adverse Action* – The term "Adverse Action" shall mean any action by the Alternative Securities Market which affects the rights of any Member, applicant for membership, or any person associated with a Member (including the denial of membership and the barring of any person from becoming associated with a Member) and any prohibition or limitation by the Alternative Securities Market imposed on any person with respect to access to services offered by the Alternative Securities Market, or a Member threof. This term does not include disciplinary actions for violations of any provision of the Act or the rules and regulations promulgated thereunder, or any provision of the Bylaws or Alternative Securities Market Rules or any interpretation thereof or resolution or order of the Board of Directors or appropriate Alternative Securities Market committee which has been filed with the Commission pursuant to Section 19(b) of the Act and has become effective thereunder.

c) After Hours Market – The term "After Hours Market" shall mean the time between 4:00:01 PM and 8:59:59 AM Eastern Time (New York) / 1:00PM and 6:00AM Pacific Standard Time (Los Angeles)

d) Alternative Securities Market, Inc. – The Owner and Operator of the Alternative Securities Market. The Alternative Securities Market, Inc. is a wholly owned subsidiary of the Alternative Securities Markets Group Corporation.

e) Alternative Securities Markets Group Corporation – The Alternative Securities Markets Group Corporation is a Multi-State Registered Investment Advisory Firm that specializes in Alternative Securities Investment Advisory services to institutional and private investors. It is the parent corporation of the Alternative Securities Market, LLC and the Alternative Securities Market, Inc.

f) Alternative Securities Market, LLC – The exclusive Broker-Dealer for the Alternative Securities Market. The Alternative Securities Market, LLC is a wholly owned subsidiary of the Alternative Securities Markets Group Corporation.

g) Ask – The term "Ask" is a written indication by an Issuer or a Holder of a security, of a willingness to sell a security of an Alternative Securities Market listed company, and the price at which the Issuer or the Holder is willing to sell the security for.

h) ASM Book – The term "ASM Book" shall mean the informational data of all stock sales (Primary and Secondary) on the Alternative Securities Market.

i) Auction Market – The term "Auction Market", also referred to as the "Secondary Market" of the Alternative Securities Market, is a market in which buyers enter competitive bids and sellers enter competitive offers simultaneously.

j) Bid – The term "Bid" is an indication by an Investor, a broker, or a dealer of a willingness to buy a security, and the price at which the Investor, Broker or Dealer is willing to buy the security for.

k) Board of Directors – The terms "Board" and "Board of Directors" shall man the Board of Directors of the Alternative Securities Market.

l) Broker – the term "Broker" shall have the same meaning as in Section 3(a)(4) of the Act.

m) Commission – The term "Commission" shall mean the Securities and Exchange Commission

n) Dealer – The term "Dealer" shall have the same meaning as in Section 3(a)(5) of the Act.

o) Designated Self-Regulatory Organization - The term "Designated Self-Regulatory Organization" shall mean a self-regulatory organization, other than the Alternative Securities Market, designated by the Commission under Section 17(d) of the Act to enforce compliance by Members with Alternative Securities Market Rules.

p) "Entity" – The term "Entity" shall be any:
   a. Bank
   b. Insurance Company
   c. Registered Investment Company
   d. Business Development Company
   e. Small Business Investment Company
   f. State or SEC Registered Investment Advisor
   g. Registered Broker-Dealer

q) Exchange Act – The term "Exchange Act" shall mean the Securities Exchange Act of 1934, as amended.

r) Holder – The owner of a security.

s) Issuer – The corporation or company that offers or proposes to offer its securities for sale on the Alternative Securities Market.

t) Listed Trading Security - The term "Listed Trading Security" is an Issuer's securities that are eligible and allowed to be traded on the Alternative Securities Market's Secondary Market.

u) Market – The term "Market" shall mean the Alternative Securities Market, Inc., either a exempt from registration securities exchange, or a nationally securities exchange.

v) Market Professional – The term "Market Professional" shall mean any of the following Securities Related Professionals. Market Professionals may be Advisors and/or Investing Entities.

   a. Bank - (*may be a Member*)
   b. Insurance Company - (*may be a Member*)
   c. Registered Investment Company - (*may be a Member*)

d. Business Development Company - (*may be a Member*)
e. Small Business Investment Company - (*may be a Member*)
f. State or SEC Registered Investment Advisor - (*may be a Member*)
g. Registered Broker-Dealer - (*may be a Member*)
h. Transfer Agent - (*non-Member Only*)
i. Clearing Company - (*non-Member Only*)

w) Member – The term "Member" shall mean any Person that has been approved by an Investment Coordinator of the Alternative Securities Market, who meets the qualifications as a "ASM Qualified Investor", "Accredited Investor" or "California Qualified Investor", and has been issued an "Alternative Securities Market Investor ID Number".

a. Accredited Investor –

i. United States:

1. A natural person who has individual net worth, or joint net worth with the Person's spouse, that exceeds $1 Million USD at the time of the purchase, or has assets under management of $1 Million USD or above, excluding the value of their primary residence; or
2. A natural person with income exceeding $200,000 USD in each of the two most recent years or joint income with a spouse exceeding $300,000 for those years and a reasonable expectation of the same income level in the current years; or
3. A trust with assets in excess of $5 Million USD, not formed to acquire the securities offered, whose purchases a sophisticated person makes; or
4. A bank, insurance company, registered investment company, business development company, or small business investment company; or
5. An employee benefit plan, with the meaning of the Employee Retirement Income Securities Act, if a bank, insurance company, or registered investment advisor makes the investment decisions, or if the plan has total assets in excess of $5 Million USD; or
6. A charitable organization, corporation, or partnership with assets exceeding $5 Million USD; or
7. A directors, executive officer, or general partners of the company selling the securities; or
8. A business in which all the equity owners are accredited investors.

ii. Canada:

1. A person under the securities legislation of a jurisdiction of Canada, as an adviser or dealer, other than a person registered solely as a limited market dealer under one or both of the

Securities Act (Ontario) or the Securities (Newfoundland or Labrador); or

2. An individual registered or formerly registered under the securities legislation of Canada as a representative of a person referred to in paragraph (a); or
3. An individual who, either alone or with a spouse, beneficially owns financial assets having an aggregate realizable value that before taxes, but net of any related liabilities, exceeds $1,000,000 USD; or
4. An individual whose net income before taxes exceeds $200,000 USD in each of the two most recent calendar years or whose net income before taxes combined with that of a spouse exceeded $300,000 USD in each of the two most recent calendar years and who, in either case, reasonably expects to exceed that net income level in the current calendar year; or
5. An individual who, either alone or with a spouse, has net assets of at least $5,000,000 USD; or
6. A person, other than an individual investment fund, that has net assets of at least $5,000,000 USD as shown on its most recently prepared financial statements; or
7. A trust company or trust corporation registered or authorized to carry on business under the Trust and Loan Companies Act (Canada) or under comparable legislation in a jurisdiction of Canada or a foreign jurisdiction, acting on behalf of a fully managed account managed by the trust company or trust corporation, as the case may be; or
8. An investment fund that distributes or has distributed its securities to (i) a person that is or was an accredited investor at the time of the distribution, (ii) a person that acquires or acquired securities in the circumstances referred to in sections 2.10 of the "National Instrument (Canada)" 45 106 (Minimum amount investment) or 2.19 of the "National Instrument (Canada)" 45 106 (Additional investment in investment funds), or (iii) a person described in paragraph (i) or (ii) that acquires or acquired securities to in section 2.18 of the "National Instrument (Canada)" 45 106 (Investment fund reinvestment).
9. A person acting on behalf of a fully managed account managed by that person, if that person is registered or authorized to carry on business as an advisor or the equivalent under the securities legislation of a jurisdiction of Canada or a foreign jurisdiction; or
10. A person in respect of which all of the owners of interests, direct, indirect or beneficial, except the voting securities required by law to be owned by directors, are persons that are accredited investors (as defined in the "National Instrument (Canada)" 45 106); or
11. An investment fund that is advised by a person registered as an advisor or a person that is exempt from registration as an advisor.

iii. Australia
    1. S708(8) of the Corporations Act 2001 (Australia) is found in Chapter 6D (Fundraising). It defines "sophisticated investor" so as to exclude them from certain disclosure requirements.
    2. S708(8) of the Corporations Act 2001 (Australia) provides for an accountant to issue a certificate stating that an individual meets the criteria prescribed in the Corporations Regulations 2001 (Australia), namely net assets of at least $2.5 Million USD, or a gross income for each of the last two financial years of at least $250,000 USD.
    3. Any Investor with a "Sophisticated Investor Certificate" issued by the Australian Securities and Investment Commission.

iv. European Union
    1. European Investors meeting the term "accredited" must satisfy at least two of the following quantitative criteria in assessing the Investor's expertise, experience and knowledge.
        a. The Investor has carried out investment related transactions, in significant size (at least EUR 50,000), on a relevant securities market at an average frequency of ten transactions per quarter over the previous four quarters;
        b. The size of the Investor's financial instrument portfolio, defined as including cash deposits and financial instruments, exceeds EUR 500,000;
        c. The Investor works or has worked in the financial sector for at least one year in a professional position which requires knowledge of the transactions or services envisaged.

v. Israel
    1. An investment trust or fund manager
    2. A management company or Provident fund as defined in the Israeli fund law
    3. An insurance company
    4. A banking corporation and auxiliary corporation as defined in the Israeli Banking Law (Licensing), other than a joint services company
    5. A registered (licensed) investment advisor
    6. An exchange member
    7. A underwriter qualified under Section 506(c) of the Israeli Securities Act
    8. Corporation (except a corporation incorporated for the purpose of receiving investment advisory services, investment marketing or portfolio management) with equity of more than ILS50 Million.
    9. A natural person that gave consent in writing to be considered eligible and that meets at least two of the criterion below:

a. Owns a total value of cash, deposits, financial assets and securities as defined in Section 52 of the Israel Securities Act which exceeds ILS12 Million;
b. Has expertise and skills in capital markets or was employed at least one year in a professional position that requires expertise in capital markets;
c. Has made at least 30 transactions per quarter for the last four quarters. This does not include transactions made by the person's portfolio manager on a non-discretionary basis.

10. A corporation which is wholly owned by accredited investors based on the criteria above
11. A corporation incorporated abroad whose activities are similar to those of the corporation set out above

vi. Singapore

1. As defined in Section 4A(1)(a) of the Securities and Futures Act (SFSA), Chapter 2899.
    a. Net Personal assets exceeding SGD 2 Million (or equivalent in foreign currency); or
    b. Income in preceding 12 months of not less than SGD 300,000 (or equivalent in foreign currency); or
    c. A corporation with net assets exceeding $10 Million USD in value (or its equivalent in foreign currency) or such other amount as the Authority may prescribe, in place of the first amount, as determined by – (a) the most recent audited balance-sheet of the corporation; or (b) where the corporation is not required to prepare audited accounts regularly, a balance-sheet of the corporation certified by the corporation as giving a true and fair view of the state of affairs of the corporation as of the date of the balance-sheet, which date shall be within the preceding 12 months;
    d. The trustee of such trust as the Authority may prescribe, when acting in that capacity; or
    e. Such other person as the Authority may prescribe.

b. ASM Qualified Investor – As defined by the Alternative Securities Market to be "an Individual who is, Individuals who are, or a corporation, company or fund comprised of sophisticated investors, each capable of protecting themselves in making any investment decisions."

c. California Qualified Investor –
    i. Any resident of the State of California whose individual net worth is no less than $250,000 USD and had, during the immediately preceding tax year, gross income of $100,000 USD, and reasonably expects gross income in excess of $100,000 USD during the current tax year;

ii. Any natural resident of the State of California who has a net worth of $500,000 USD. "Net Worth" for a California Qualified Investor shall be determined exclusive of home, home furnishings and automobiles. Other assets included in the computation of net worth may be valued at Fair Market Value.

d. **NOTE**: A Market Professional may also be considered a Member in the event the Market Professional meets the criteria of "Member" as detailed above.

x) Primary Market – Is a Market where Issuers sell securities of its Corporation or Company to Investors, and where the proceeds of the Offering go to the issuing corporation. The Issuers on the Primary Market are seeking to increase its capitalization either by selling shares of stock, or by selling notes or bonds to Investors.

y) Qualified Clearing Agency – The term "Qualified Clearing Agency" means a clearing agency registered with the Commission pursuant to Section 17A of the Act that is deemed qualified by the Alternative Securities Market.

z) Registered Broker Dealer – The term "Registered Broker – Dealer" means any registered broker or dealer, as defined in Section 3(a)(48) of the Act, that is registered with the Commission under the Act.

aa) Regular Market Hours – The term "Regular Market Hours" means the time between 9:00:00 AM and 4:00:00 PM Eastern Standard Time (New York) / 6:00:00 AM and 1:00:00 PM Pacific Standard Time (Los Angeles)

bb) Secondary Market – The term "Secondary Market" of the Alternative Securities Market where securities are bought and sold between Investors after their initial sale to Investors on the Alternative Securities Market's Primary Market.

cc) Statutory Disqualification – The term "Statutory Disqualification" shall mean any statutory disqualification as defined in Section 3(a)(39) of the Act.

dd) System – The term "System" shall mean the electronic communications and trading facility designated by the Board of Directors through which securities orders of Members and Issuers are consolidated for ranking, execution and, when applicable, routing away.

ee) Unlisted Trading Security – The term "Unlisted Trading Security" is an issuer's securities that are no longer allowed to be traded on the Alternative Securities Market's Secondary Market as the Issuer is deficient of its listing and trading agreement with the Alternative Securities Market, has moved to an Over-the-Counter Securities Market or Regulated Securities Exchange, or has delisted from the Alternative Securities Market.

CHAPTER II
MEMBERS OF THE ALTERNATIVE SECURITIES MARKET

Rule 2.1.0 – Rights, Privileges and Duties of Alternative Securities Market Members

Unless otherwise stated in the Alternative Securities Market Rules each Member of the Alternative Securities Market shall have the same rights, privileges and duties of any other Member of the Alternative Securities Market.

Rule 2.2.0 – Obligations of the Members of the Alternative Securities Market

In addition to all other obligations imposed by the Alternative Securities Market in this Alternative Securities Market Rules, all Members of the Alternative Securities Market, as a condition of effecting approved securities transactions on the Alternative Securities Market's trading facilities, shall agree to be regulated by the Alternative Securities Market and shall recognize that the Alternative Securities Market is obligated to undertake to enforce compliance with the provisions of the Alternative Securities Market Rules, its Corporate Bylaws, its interpretations and policies and with the provisions of the Act, the Exchange Act, and regulations thereunder, and that, subject to orders and rules of the Commission, the Alternative Securities Market is required to discipline Members and persons associated with Members for violations of the provisions of the Alternative Securities Market Rules, its Corporate Bylaws, its interpretations and policies and the Act, the Exchange Act, and regulations thereunder, by expulsion, suspension, limitation of activities, functions, and operations, fines, censure, being suspended or barred from being associated with a Member, or any other fitting sanction.

Rule 2.3.0 – Eligibility to be a Member of the Alternative Securities Market

Except as herein after provided, any Member:

a. Accredited Investor –

    i. United States:

        1. A natural person who has individual net worth, or joint net worth with the Person's spouse, that exceeds $1 Million USD at the time of the purchase, or has assets under management of $1 Million USD or above, excluding the value of their primary residence; or
        2. A natural person with income exceeding $200,000 USD in each of the two most recent years or joint income with a spouse exceeding $300,000 for those years and a reasonable expectation of the same income level in the current years; or

3. A trust with assets in excess of $5 Million USD, not formed to acquire the securities offered, whose purchases a sophisticated person makes; or
4. A bank, insurance company, registered investment company, business development company, or small business investment company; or
5. An employee benefit plan, with the meaning of the Employee Retirement Income Securities Act, if a bank, insurance company, or registered investment advisor makes the investment decisions, or if the plan has total assets in excess of $5 Million USD; or
6. A charitable organization, corporation, or partnership with assets exceeding $5 Million USD; or
7. A directors, executive officer, or general partners of the company selling the securities; or
8. A business in which all the equity owners are accredited investors.

ii. Canada:

1. A person under the securities legislation of a jurisdiction of Canada, as an adviser or dealer, other than a person registered solely as a limited market dealer under one or both of the Securities Act (Ontario) or the Securities (Newfoundland or Labrador); or
2. An individual registered or formerly registered under the securities legislation of Canada as a representative of a person referred to in paragraph (a); or
3. An individual who, either alone or with a spouse, beneficially owns financial assets having an aggregate realizable value that before taxes, but net of any related liabilities, exceeds $1,000,000 USD; or
4. An individual whose net income before taxes exceeds $200,000 USD in each of the two most recent calendar years or whose net income before taxes combined with that of a spouse exceeded $300,000 USD in each of the two most recent calendar years and who, in either case, reasonably expects to exceed that net income level in the current calendar year; or
5. An individual who, either alone or with a spouse, has net assets of at least $5,000,000 USD; or
6. A person, other than an individual investment fund, that has net assets of at least $5,000,000 USD as shown on its most recently prepared financial statements; or
7. A trust company or trust corporation registered or authorized to carry on business under the Trust and Loan Companies Act (Canada) or under comparable legislation in a jurisdiction of Canada or a foreign jurisdiction, acting on behalf of a fully managed account managed by the trust company or trust corporation, as the case may be; or

8. An investment fund that distributes or has distributed its securities to (i) a person that is or was an accredited investor at the time of the distribution, (ii) a person that acquires or acquired securities in the circumstances referred to in sections 2.10 of the "National Instrument (Canada)" 45 106 (Minimum amount investment) or 2.19 of the "National Instrument (Canada)" 45 106 (Additional investment in investment funds), or (iii) a person described in paragraph (i) or (ii) that acquires or acquired securities to in section 2.18 of the "National Instrument (Canada)" 45 106 (Investment fund reinvestment).
9. A person acting on behalf of a fully managed account managed by that person, if that person is registered or authorized to carry on business as an advisor or the equivalent under the securities legislation of a jurisdiction of Canada or a foreign jurisdiction; or
10. A person in respect of which all of the owners of interests, direct, indirect or beneficial, except the voting securities required by law to be owned by directors, are persons that are accredited investors (as defined in the "National Instrument (Canada)" 45 106); or
11. An investment fund that is advised by a person registered as an advisor or a person that is exempt from registration as an advisor.

iii. Australia

1. S708(8) of the Corporations Act 2001 (Australia) is found in Chapter 6D (Fundraising). It defines "sophisticated investor" so as to exclude them from certain disclosure requirements.
2. S708(8) of the Corporations Act 2001 (Australia) provides for an accountant to issue a certificate stating that an individual meets the criteria prescribed in the Corporations Regulations 2001 (Australia), namely net assets of at least $2.5 Million USD, or a gross income for each of the last two financial years of at least $250,000 USD.
3. Any Investor with a "Sophisticated Investor Certificate" issued by the Australian Securities and Investment Commission.

iv. European Union

1. European Investors meeting the term "accredited" must satisfy at least two of the following quantitative criteria in assessing the Investor's expertise, experience and knowledge.
   a. The Investor has carried out investment related transactions, in significant size (at least EUR 50,000), on a relevant securities market at an average frequency of ten transactions per quarter over the previous four quarters;
   b. The size of the Investor's financial instrument portfolio, defined as including cash deposits and financial instruments, exceeds EUR 500,000;
   c. The Investor works or has worked in the financial sector for at least one year in a professional position which

requires knowledge of the transactions or services envisaged.

v. Israel

1. An investment trust or fund manager
2. A management company or Provident fund as defined in the Israeli fund law
3. An insurance company
4. A banking corporation and auxiliary corporation as defined in the Israeli Banking Law (Licensing), other than a joint services company
5. A registered (licensed) investment advisor
6. An exchange member
7. A underwriter qualified under Section 506(c) of the Israeli Securities Act
8. Corporation (except a corporation incorporated for the purpose of receiving investment advisory services, investment marketing or portfolio management) with equity of more than ILS50 Million.
9. A natural person that gave consent in writing to be considered eligible and that meets at least two of the criterion below:
   a. Owns a total value of cash, deposits, financial assets and securities as defined in Section 52 of the Israel Securities Act which exceeds ILS12 Million;
   b. Has expertise and skills in capital markets or was employed at least one year in a professional position that requires expertise in capital markets;
   c. Has made at least 30 transactions per quarter for the last four quarters. This does not include transactions made by the person's portfolio manager on a non-discretionary basis.
10. A corporation which is wholly owned by accredited investors based on the criteria above
11. A corporation incorporated abroad whose activities are similar to those of the corporation set out above

vi. Singapore

1. As defined in Section 4A(1)(a) of the Securities and Futures Act (SFSA), Chapter 2899.
   a. Net Personal assets exceeding SGD 2 Million (or equivalent in foreign currency); or
   b. Income in preceding 12 months of not less than SGD 300,000 (or equivalent in foreign currency); or
   c. A corporation with net assets exceeding $10 Million USD in value (or its equivalent in foreign currency) or such other amount as the Authority may prescribe, in place of the first amount, as determined by – (a) the most recent audited balance-sheet of the corporation; or (b) where the corporation is not required to prepare audited accounts regularly, a balance-sheet of the

corporation certified by the corporation as giving a true and fair view of the state of affairs of the corporation as of the date of the balance-sheet, which date shall be within the preceding 12 months;

d. The trustee of such trust as the Authority may prescribe, when acting in that capacity; or
e. Such other person as the Authority may prescribe.

b. ASM Qualified Investor – As defined by the Alternative Securities Market to be "an Individual who is, Individuals who are, or a corporation, company or fund comprised of sophisticated investors, each capable of protecting themselves in making any investment decisions."

c. California Qualified Investor –
   i. Any resident of the State of California whose individual net worth is no less than $250,000 USD and had, during the immediately preceding tax year, gross income of $100,000 USD, and reasonably expects gross income in excess of $100,000 USD during the current tax year;

   ii. Any natural resident of the State of California who has a net worth of $500,000 USD. "Net Worth" for a California Qualified Investor shall be determined exclusive of home, home furnishings and automobiles. Other assets included in the computation of net worth may be valued at Fair Market Value.

d. **NOTE**: A Market Professional may also be considered a Member in the event the Market Professional meets the criteria of "Member" as detailed above.

No person or entity shall be admitted as, or be entitled to continue as a Member unless such person or entity meets the standards of financial competence and experience as the Alternative Securities Market may prescribe. Each Alternative Securities Market Investment Coordinator shall have the responsibility and duty to ascertain by investigation the good character, personal or business repute, qualifications, investment experience and financial competence of any person or entity applying for registration as a Member with the Alternative Securities Market.

Rule 2.4.0 - Restriction

No person, or Entity, may become a Member, or continue as a Member, in any capacity on the Alternative Securities Market where:

- Such person does not, or no longer meets the eligibility requirements stated in Rule 2.3.0; or
- Such person is subject to a statutory disqualification; or
- Any Registered Entity that becomes unregistered, or has its Registration become suspended, revoked, terminated, disqualified, surrendered, vacated, abandoned, or dissolved; or

- Any person or entity that fails to demonstrate to the Alternative Securities Market adequate financial or investment capability, capacity, integrity and security necessary to conduct business on the Alternative Securities Market; or
- Any person or entity that is subject to any unsatisfied liens, judgments or unsubordinated credit claims of a material nature, which, in the absence of a reasonable explanation therefor, remain outstanding for more than six months; or
- Any person or entity that has been subject to any bankruptcy proceedings, receivership or arrangement for the benefit of creditors within the past three years; or
- Any person or entity in an established pattern of failure to pay just debts or has defaulted, without a reasonable explanation, on any obligation, and has been left unsatisfied for more than six months; or
- No person or entity shall be admitted as a Member of the Alternative Securities Market if it is determined by the Investment Coordinator of the Alternative Securities Market that the person or entity has engaged, and there is a reasonable likelihood that such person again may engage, in acts or practices inconsistent with just and equitable principles of investing or trading on the Alternative Securities Market.

No person or entity shall be admitted as a Member of the Alternative Securities Market unless such person or entity unless:

- Each person has completed the appropriate investor suitability questionnaire and supplied copies of the appropriate documents as required; or
- Each entity has completed the appropriate institutional suitability questionnaire and supplied copies of the appropriate documents as required.
- Each person or entity must agree to the Alternative Securities Market's examination of such person's or entity's books and records as required by the Alternative Securities Market, and to agree to allow the Alternative Securities Market to verify the accuracy of any information so supplied; and
- Each person or entity must agree to be regulated by the Alternative Securities Market and to recognize that the Alternative Securities Market is obligated to undertake to enforce compliance with the provisions of the Alternative Securities Market Rules, the Corporation Bylaws, the interpretations and policies of the Alternative Securities Market and the provisions of the Act and the regulations thereunder.

Rule 2.5.0 – Investment and Financial Proficiency & Professional Examinations

1. The Alternative Securities Market requires each Person or Entity to meet the requirements of "Accredited Investor", "Qualified Investor" or "California Qualified Investor" as detailed in Rule 2.3.0. This Investor Classification is determined by each applying Member to complete an "Investor Suitability Questionnaire" and supplying the required documents as detailed in Rule 2.4.0.
2. The Alternative Securities Market does not require the successful completion of any written proficiency examinations for any Persons or Entities.
3. The Alternative Securities Market does not require any continuing education courses be attended or completed by any Person or Entity.

Rule 2.6.0 – Procedures for Applying for Membership to the Alternative Securities Market

- Application

  - *Where to file*: A Person or Entity seeking admission to the Alternative Securities Market must complete the appropriate Investor Suitability Questionnaire as found at http://www.AlternativeSecuritiesMarket.com, or as requested by sending an email to LEGAL@ALTERNATIVESECURITIESMARKET.COM requesting an *"Investor Suitability Questionnaire"* document be emailed or mailed by U.S. Mail to the requestor, or by calling (310) 597-4594 and requesting an *"Investor Suitability Questionnaire"* be emailed or mailed by U.S. Mail to the requestor.

    The Person or Entity seeking admission to the Alternative Securities Market must complete the appropriate *"Investor Suitability Questionnaire"* and return the completed *"Investor Suitability Questionnaire"* and all required documents to the *"Investor Coordinator Division"* of the Alternative Securities Market.

    Online:
    at: http://www.AlternativeSecuritiesMarket.com

    By Email:
    Legal@AlternativeSecuritiesMarket.com

    By Fax:
    (213) 596-0492

    By Mail:
    Alternative Securities Market, Inc.
    Attn: Investment Coordinators
    4050 Glencoe Avenue
    Marina Del Rey, California 90292

  - *Decision:* After considering an application by an Investor for Membership, the Alternative Securities Market shall issue a written decision within two business days of receiving a completed *"Investor Suitability Questionnaire"*, setting forth its findings and conclusions.

    Types of Conclusions:

    - *"Accredited Investor"* – Able to invest in all Securities offered to Investors on the Primary & Secondary Market. (*State Availability Restrictions may apply*).

- *"ASM Qualified Investor"* – Able to invest in all Securities open to "ASM Qualified Investors". (*State Availability Restrictions may apply*).

- *"California Qualified Investor"* – Able to invest in Securities that are issued only to residents of the State of California pursuant to California Intra-State Exemption 1001.

- *"Application Incomplete"* – The Applicant will not be granted Membership or Access to the Alternative Securities Market, and the Application review is suspended until the time that the application is completed or the required documents are fully submitted to the Alternative Securities Market for review and consideration.

- *"Application Denied"* – Upon review and consideration by the Alternative Securities Market Investment Coordinator, the Coordinator determines that the Applicant does not meet the standards required for "Accredited Investor", "ASM Qualified Investor" or *"California Qualified Investor"*.

➢ *Appeal*: Decisions by the Investment Coordinator may be appealed to the Board of Directors of the Alternative Securities Market for consideration. Requests for Appeals are required to be in writing, and submitted to the Alternative Securities Market Board of Directors by:

By Email:

Legal@AlternativeSecuritiesMarket.com

By Fax:

(213) 596-0492

By Mail:

Alternative Securities Market, Inc.

Attn: Appeals

4050 Glencoe Avenue

Marina Del Rey, California 90292

Appeals submitted to the Board of Directors will be reviewed by all members of the Alternative Securities Market Board of Directors, and a written decision will be issued within 30 days of receipt of the request for Appeal.

Rule 2.7.0 – Revocation of Alternative Securities Market Membership of a Member

Members may invest in approved securities transactions on the Alternative Securities Market's - Primary Market and Secondary Market per the Member's Investor classification *("Accredited Investor" or "ASM Qualified Investor" or "California Qualified Investor")*. Except where determined by the Commission or a Designated Self-Regulatory Organization, the Alternative Securities Market shall assume the responsibility to monitor the continued qualifications of a Member on an annual basis. The Alternative Securities Market reserves the right to suspend or revoke an Member's Membership to the Alternative Securities Market at any time the Alternative Securities Market has reason to believe that the Member fails to meet the qualifications of Membership of the Alternative Securities. In connection with any suspension or revocation of rights as a Member, or the voluntary termination of rights as a Member pursuant to Rule 2.8 below, the Member's Membership in the Alternative Securities Market shall be cancelled.

Rule 2.8.0 – Voluntary Termination of Rights as a Member

A Member of the Alternative Securities Market may voluntarily terminate its rights as a Member only by a written resignation addressed to the Alternative Securities Market's Secretary.

By Email:
Legal@AlternativeSecuritiesMarket.com

By Fax:
(213) 596-0492

By Mail:
Alternative Securities Market, Inc.
Attn: Investment Coordinators
4050 Glencoe Avenue
Marina Del Rey, California 90292

Such resignation shall not take effect until 30 days after all of the following considerations have been satisfied: (i) receipt of such written resignation; (ii) all indebtedness due the Alternative Securities Market (Alternative Securities Market, Inc), Alternative Securities Market, LLC or Alternative Securities Markets Group Corporation; (iii) any Alternative Securities Market investigation or disciplinary action brought against the Member has reached a final disposition; and (iv) any examination of such Member in process is completed and all exceptions noted have been reasonably resolved; provided, ***however, that the Board of Directors may declare a resignation effective at any time.***

Rule 2.9.0 – Dues and Assessments paid by Members

The Alternative Securities Market charges no Members any Dues or Assessments.

CHAPTER III
ISSUERS OF THE ALTERNATIVE SECURITIES MARKET

Rule 3.1.0 – Rights, Privileges and Duties of Alternative Securities Market Listed Issuers

Unless otherwise stated in the Alternative Securities Market Rules, each Listed Issuer of the Alternative Securities Market shall have the same rights, privileges and duties of any other Issuer of the Alternative Securities Market.

Rule 3.2.0 – Securities Eligible to be issued by Listed Issuers on the Alternative Securities market

- Regulation A: (*Primary Securities Class of the Alternative Securities Market*)
  - Issued Securities are open to investment All Investors
    - Accredited Investors
    - ASM Qualified Investors
    - California Qualified Investors
  - No maximum number of non-accredited Investors
  - Only U.S. and Canadian Issuers
  - General Solicitation allowed
  - All of the securities sold in the Regulation A Offering are freely-tradable securities.
  - The current exemption allows eligible issuers the right to claim the exemption and raise up to $5 Million in securities in any 12 month period. Under the Jobs Act of 2012, the right to claim the exemption and raise up to $50 Million in securities in any 12 month period is currently pending enactment by the Securities and Exchange Commission.
  - The exemption is not available to entities that:
    - Have one or more class of securities registered under Section 12 of the 1934 Act or which file reports pursuant to Section 15(d) of the 1934 Act;
    - Are not U.S. or Canadian domiciled issuers;
    - Are investment companies;
    - Are blank check companies;
    - Are blind pools or shell companies, or involved in fractional oil / gas interests;
    - Any company where an officer, director, or 10% or more of the stockholders are a "bad boy" under Rule 262 of the 1933 Act or where any such person at a broker-dealer that sells the offering is such a person.
  - An Offering under the current Regulation A can be undertaken using any one of three alternative disclosure formats, but, in each instance and at a minimum, Regulation A requires that the Issuer include financial statements that are reviewed, and if the Issuer has audited financial statements, these must be used and the same must conform to the requirement of Article 2 of Regulation S-X of the 1934 Act.
  - An Offering under current Regulation A requires that the issuer file the Regulation A Offering Circular with the Securities and Exchange Commission and with the State Securities Commission in each State where the Offering is to take place.

- Regulation D / Rule 504: (*Allowed only if not eligible for Regulation A*)
  - For Offerings up to $1,000,000 USD, and do not qualify for Regulation A. If determined by the Alternative Securities Market that the Issuer is eligible for Regulation A, the Issuer will not be allowed to proceed with a Regulation D / 504 Offering on the Alternative Securities Market.
  - Open to only Accredited Investors (no non-accredited Investors)
  - General solicitation allowed
  - U.S., Canadian and International Issuers
  - All of the securities sold in the Regulation D / Rule 504 Offering are freely-tradable securities.
  - The exemption is not available to entities that:
    - Are blank check companies;
    - Are subject to the Exchange Act of 1934
  - Must comply with Blue Sky Registration Requirements

- Regulation D / Rule 506: (*Allowed only if not eligible for Regulation A*)
  - For Offerings of $5,000,001 USD to an unlimited maximum.
  - For Offerings up to $1,000,001 to $5,000,000 USD, that do not qualify for Regulation A. If determined by the Alternative Securities Market that the Issuer is eligible for Regulation A, the Issuer will not be allowed to proceed with a Regulation D / 506 Offering on the Alternative Securities Market.
  - Open to only Accredited Investors (no non-accredited Investors)
  - General solicitation allowed
  - U.S., Canadian and International Issuers
  - All of the securities sold in the Regulation D / Rule 504 Offering are restricted from trade for six to twelve months.
  - The exemption is not available to entities that:
    - Are blank check companies;
    - Are subject to the Exchange Act of 1934
  - Must comply with Blue Sky Registration Requirements

- California Intra-State Exempt Offering / Rule 1001: (*Allowed only if not eligible for Regulation A, and the Company meets the "80/80/80 test below"*)
  - SEC Rule 1001 provides an exemption from the registration requirements of the Securities Act for offers and sales of securities in amounts of up to $5 Million USD that satisfy the conditions of Section 25102(n) of the California Corporation Code.
  - Open to California Qualified Investors and California Accredited Investors ONLY
  - Limited General Solicitation
  - U.S. Companies that have substantial operations in the State of California (*"80/80/80 test"*)
    - 80% of the Issuer's gross revenue must be derived from operations with the State of California
    - 80% of the proceeds of the Offering must be used for business purposes within the State of California
    - At least 80% of the Issuer's assets must be located within the State of California.
  - Securities issued under this exemption can be resold by registration or an applicable exemption from SEC registration.

- Application

  - *Where to file*: A Company seeking Issuer Admission to the Alternative Securities Market must complete the Alternative Securities Market Listing Application & Agreement as found at http://www.AlternativeSecuritiesMarket.com, or as requested by sending an email to LEGAL@ALTERNATIVESECURITIESMARKET.COM requesting an *"Alternative Securities Market Listing Application & Agreement"* document be emailed or mailed by U.S. Mail to the requestor, or by calling (310) 597-4594 and requesting an *"Alternative Securities Market Listing Application & Agreement"* be emailed or mailed by U.S. Mail to the requestor.

    The Company seeking Listed Issuer Admission to the Alternative Securities Market must complete the appropriate *"Alternative Securities Market Listing Application & Agreement"* and return the completed *"Alternative Securities Market Listing Application and Agreement"* and all required documents to the *"Market Coordinator Division"* of the Alternative Securities Market.

    By Email:
    Legal@AlternativeSecuritiesMarket.com

    By Fax:
    (213) 596-0492

    By Mail:
    Alternative Securities Market, Inc.
    Attn: Market Coordinator
    4050 Glencoe Avenue
    Marina Del Rey, California 90292

  - *Decision:* After considering an application by an Issuer for Listing on the Alternative Securities Market, the Alternative Securities Market shall issue a written decision within ten business days of receiving a completed *"Alternative Securities Market Listing Application & Agreement"*, setting forth its findings and conclusions.

Types of Conclusions:

- *"Admitted for Listing and Trade pending qualification"* *(for Regulation A Only)* – Able to issue securities on the Alternative Securities Market through the Exclusive Alternative Securities Market Broker Dealer (*Alternative Securities Market, LLC*) only after SEC Qualification and NASAA State Registration per the *"NASAA Coordinated Review and Registration"*. Securities are eligible to be purchased by an unlimited number of Accredited and Non-Accredited Investors in the States in which the Securities are registered for sale.

- *"Admitted for Listing and Trade pending SEC Registration" (for Regulation D Only)* – Able to issue securities on the Alternative Securities Market through the Alternative Securities Market exclusive Broker-Dealer (*Alternative Securities Market, LLC*) only *after* SEC Filing of a Form D and Blue Sky Registration in each State for which Securities will be offered to Accredited Investors. Securities are eligible to be purchased ONLY by Accredited Investors in the States in which the Securities are registered for sale.

- *"Admitted for Listing and Trade pending California Registration"* (*for California 1001 Intra-State Offerings Only*) – Able to issue securities on the Alternative Securities Market through the Alternative Securities Market exclusive Broker-Dealer (*Alternative Securities Market, LLC*) only *after* California Filing of California Intra-State Exempt Securities Notices and Registrations. Securities are eligible to be purchased ONLY by California Residents who meet the definition of *"California Qualified Investor"*. Investors from other States are not allowed under any circumstances.

- *"Application Incomplete"* – The Listing Applicant will not be approved or denied as additional information is required for the Market Coordinators to make a decision for listing and trade.

- *"Application Denied"* – Upon review and consideration by the Alternative Securities Market, the Market Coordinator has determined that the Applicant does not meet the standards required for listing and trade on the Alternative Securities Market.

➢ *Appeal*: Decisions by the Market Coordinators may be appealed to the Alternative Securities Market Board of Directors for re-consideration. Requests for Appeals are required to be in writing, and submitted to the Alternative Securities Market Board of Directors by:

By Email:

Legal@AlternativeSecuritiesMarket.com

By Fax:

(213) 596-0492

By Mail:

Alternative Securities Market, Inc.

Attn: Appeals

4050 Glencoe Avenue

Marina Del Rey, California 90292

Appeals submitted to the Board of Directors will be reviewed by all members of the Board of Directors, and a decision will be issued within 60 days of receipt of the request for re-consideration.

Rule 3.4.0 – Four Tiers of the Alternative Securities Market

Upon an Issuer being admitted for Listing and Trade on the Alternative Securities Market, the Alternative Securities Market will assign the Issuer to one of the four Alternative Securities Market's "*Four Tiers*":

1) ASM Venture Market (Tier I):
   a. U.S. and Canadian Companies Only
   b. Securities are issued pursuant to Regulation A, and Regulation D & CA1001 (*Regulation D and CA1001 Offerings must not be eligible for Regulation A*)
   c. Regulation A Offerings: Open to Accredited and ASM Qualified Investors
   d. Regulation D Offerings: Limited to only Accredited Investors
   e. CA1001 Offerings: Limited only to California Qualified Investors
   f. Minimum Initial Public Offering: $100,000
   g. Maximum Initial Public Offering: $1,000,000
   h. Equity, Debt & Convertible Securities

2) ASM Maine Market (Tier II):
   a. U.S. and Canadian Companies Only
   b. Securities are issued pursuant to Regulation A, and Regulation D & CA1001 (*Regulation D and CA1001 Offerings must not be eligible for Regulation A*)
   c. Regulation A Offerings: Open to Accredited and ASM Qualified Investors
   d. Regulation D Offerings: Limited to only Accredited Investors
   e. CA1001 Offerings: Limited only to California Qualified Investors
   f. Minimum Initial Public Offering: $1,000,001
   g. Maximum Initial Public Offering: $5,000,000
   h. Equity, Debt & Convertible Securities

3) ASM Global Private Market (Tier III):
   a. U.S., Canadian and International Companies
   b. Securities are issued pursuant to Regulation D
   c. Regulation D Offerings: Limited to only Accredited Investors
   d. Minimum Initial Public Offering: $5,000,001
   e. Maximum Initial Public Offering: Unlimited
   f. Equity, Debt & Convertible Securities

4) ASM Pooled Funds Market (Tier IV):
   a. U.S., Canadian and International Companies
   b. Private Pooled Investment Funds ONLY (*Real Estate Funds, Private Equity Funds, Hedge Funds, etc*)
   c. Securities are issued pursuant to Regulation D
   d. Regulation D Offerings: Limited to only Accredited Investors
   e. Minimum Initial Public Offering: $5,000,001
   f. Maximum Initial Public Offering: Unlimited
   g. Equity, Debt & Convertible Securities

Rule 3.6.0 – Market Segments of the Alternative Securities Market

Upon an Issuer being assigned a "Market Tier" for Listing and Trade on the Alternative Securities Market, the Alternative Securities Market will also assign the Issuer to one of the Nineteen Alternative Securities Market "Market Segments". Companies are placed into a "Market Segment" depending on the Industry in which they operate. Companies can only be listed in one Market Segment, regardless of the number if Industries the Company operates in.

1) Alternative Securities Markets Group Aviation & Aerospace Market
2) Alternative Securities Markets Group Biofuels Market
3) Alternative Securities Markets Group California Water Rights Market
4) Alternative Securities Markets Group Commercial Mortgage Clearinghouse
5) Alternative Securities Markets Group Energy Market
6) Alternative Securities Markets Group Entertainment & Media Market
7) Alternative Securities Markets Group Fashion & Textiles Market
8) Alternative Securities Markets Group Financial Services Market
9) Alternative Securities Markets Group Food and Beverage Market
10) Alternative Securities Markets Group Hotel & Hospitality Market
11) Alternative Securities Markets Group Life Settlement Market
12) Alternative Securities Markets Group Medical Device & Pharmaceuticals Market
13) Alternative Securities Markets Group Mining & Mineral Rights Market
14) Alternative Securities Markets Group Oil & Natural Gas Market
15) Alternative Securities Markets Group Residential Mortgage Clearinghouse
16) Alternative Securities Markets Group Restaurant and Nightclub Market
17) Alternative Securities Markets Group Retail and E-Commerce Market
18) Alternative Securities Markets Group Technologies Market

19) Alternative Securities Markets Group Uncategorized Market (*for listings that do not fit into one of the above listed Market Segments*).

All Market Segments of the Alternative Securities Market are part of the Alternative Securities Market, and are wholly owned and operated by Alternative Securities Market, Inc.

Each of the above Market Segments, except for the "*Alternative Securities Markets Group Uncategorized Market*", has a Closed-end Private Equity Investment Fund associated with it. These funds act much like an Index Fund. These Funds are targeted for the Members of the Alternative Securities Market who wish to participate in Alternative Securities Market Investments, but choose to passively invest in an "*Index*" style of a Fund that is Industry Specific, in order to replicate the performance of the particular market segment.

Features:

Ownership:

- 95% Investors that are not management of the Alternative Securities Market Group Corporation, Alternative Securities Market, Inc., Alternative Securities Market, LLC or a Managing Member of any Company listed on the Market Segment.
- 05% Alternative Securities Markets Group Corporation (*Initial Fund Manager*)

Board of Directors:

- Initial three seats, Bylaws allow for up to seven seats. Additional seats require 66 1/3 approval of Common Stock Holders
- Each Board Seat is for three years, with two of the initial three Board Seat holders being subject to early shareholder vote:
  - Seat One: Up for election within 6 months of Fund making first investment.
  - Seat Two: Up for election at the second annual meeting of Shareholders
  - Seat Three: Up for election at the third annual meeting of Shareholders
  - Seat One: Will be up for second election at the fourth annual meeting of Shareholders.
  - Etc.

Investments:

- All Shareholders hold Common Stock with the Same Rights and Privileges as the other Shareholders.
- One Vote per Share of Common Stock on all matters presented to the Shareholders for vote.
- Fund Manager invests the Fund's monies into Market Segment Companies per direction from the Fund's Board of Directors.
- Board of Directors meet quarterly to determine Fund Investments for the quarter, review financial statements for the Fund and Listed Companies in the Market Segment, determine any Dividend Payments to Shareholders, and address any other Business submitted to the Board of Directors for Review.

- Fund Manager & Board of Directors Compensation:
  - Total of 1.00% of Funds under Management (*based on an annual figure. Board Members are paid yearly on the date of the Annual Stockholders Meeting, Fund Manager is paid quarterly*):
    - Board Member One: .20%
    - Board Member Two: .20%
    - Board Member Three: .20%
    - Fund Investment Manager: .40%
- Fund Common Stock is able to be resold after any restrictive periods, or restrictive legends have been removed, on the Alternative Securities Market's Secondary Market.

Example:

- Alternative Securities Market Group Aviation & Aerospace Market has 50 companies listed for Trade.
- Investors seeking great diversification in Alternative Securities Investments in the Aviation & Aerospace Market may choose to invest in multiple companies listed on the Aviation & Aerospace Market Segment, or may choose to simply make a single investment in the *"Aviation & Aerospace Market Fund, Inc"*, and that investment will be distributed by the Fund Manager into companies listed on the Aviation & Aerospace Market, as directed by the Fund's Board of Directors.

Rule 3.5.0 – Investor Reporting Requirements for continued Listing and Trade on the Alternative Securities Market

In contrast to securities listed on U.S. Stock Exchanges, securities on the Alternative Securities Market may trade without being registered with the United States Securities & Exchange Commission (*much like the "over-the-counter securities markets"*).

In order to help Market Members analyze, value and invest on the Alternative Securities Market, the Alternative Securities Market has developed THREE MANDATORY INVESTOR REPORTING REQUIREMENT CATAGORIES for Listed Issuers of the Alternative Securities Market. On each Alternative Securities Market Listed Issuer's Company Page, any Member or Market Professional will see whether the Company is:

- Full Investor Reporting
- Limited Investor Reporting
- Non-Investor Reporting (*Only companies listed on the Alternative Securities Markets Group Commercial Mortgage Clearinghouse, Alternative Securities Markets Group Residential Mortgage Clearinghouse and the Alternative Securities Markets Group Life Settlement Market, and are issuing only "asset backed / secured debt notes" are allowed to be "non-Investor reporting"*). ***There are no exceptions to this rule.***

Three Alternative Securities Market Mandatory Investor Reporting Requirement Categories:

1) Full Investor Reporting:

   a. Quarterly Un-audited Financial Statements to be emailed to Legal@AlternativeSecuritiesMarket.com within 30 days of the close of each business quarter. Company un-audited financial statements shall be privately distributed to all company investors (*not for public view or distribution*). All un-audited financial statements will be signed as "true and accurate" by the Chief Executive Officer and/or the Chief Financial Officer.

   b. Annual Audited Financial Statement to be emailed to Legal@AlternativeSecuritiesMarket.com within 60 days of the close of each business fiscal year. Company audited financial statements shall be privately distributed to all company investors (*no for public view or distribution*).

   c. Corporate Actions: Certain corporate actions must be disclosed to all Investors no less than TEN calendar days prior to record date. All Corporate Actions will be published on the Company's Page on the Alternative Securities Market (www.AlternativeSecuritiesMarket.com):

      i. All Dividends
      ii. Stock Splits
      iii. New Stock Issues
      iv. Reverse Splits
      v. Name Changes
      vi. Mergers
      vii. Acquisitions
      viii. Dissolutions
      ix. Bankruptcies
      x. Liquidations

2) Limited Investor Reporting:

   a. Quarterly Un-audited Financial Statements to be emailed to Legal@AlternativeSecuritiesMarket.com within 30 days of the close of each business quarter. Company un-audited financial statements shall be privately distributed to all company investors (*not for public view or distribution*). All un-audited financial statements will be signed as "true and accurate" by the Chief Executive Officer and/or the Chief Financial Officer.

   b. Corporate Actions: Certain corporate actions must be disclosed to all Investors no less than TEN calendar days prior to record date. All Corporate Actions will be published on the Company's Page on the Alternative Securities Market (www.AlternativeSecuritiesMarket.com):

i. All Dividends
ii. Stock Splits
iii. New Stock Issues
iv. Reverse Splits
v. Name Changes
vi. Mergers
vii. Acquisitions
viii. Dissolutions
ix. Bankruptcies
x. Liquidations

3) Non-Investor Reporting: (*limited to Alternative Securities Market Residential Real Estate Clearinghouse, Alternative Securities Market Commercial Mortgage Clearinghouse and Alternative Securities Market Life Settlement Market transactions where securities are issued as "asset backed / secured debt note" transactions*).

a. Corporate Actions: Certain corporate actions must be disclosed to all Investors no less than TEN calendar days prior to record date. All Corporate Actions will be published on the Company's Page on the Alternative Securities Market (www.AlternativeSecuritiesMarket.com):

i. All Dividends
ii. Stock Splits
iii. New Stock Issues
iv. Reverse Splits
v. Name Changes
vi. Mergers
vii. Acquisitions
viii. Dissolutions
ix. Bankruptcies
x. Liquidations

Rule 3.6.0 – Revocation of Alternative Securities Market Listed Issuer from any New Issue or for Resales of Previously Issued Securities on the Alternative Securities Market's Secondary Market.

Approved Listed Issuers may issue qualified or exempt securities in approved securities transactions on the Alternative Securities Market's Primary Market. Except where determined by the Commission or a Designated Self-Regulatory Organization, the Alternative Securities Market shall assume the responsibility to monitor the continued qualifications of the securities issued and sold by an issuer on a daily basis. The Alternative Securities Market reserves the right to suspend or revoke a Listed Issuer of the Alternative Securities Market at any time the Alternative Securities Market has reason to believe that the Listed Issuer fails to meet the qualifications of issuing securities on the Alternative Securities Market. In connection with any suspension or revocation of rights as a Listed Issuer, or the voluntary termination of rights as a Listed Issuer, the Listed Issuer on the Alternative Securities Market shall be cancelled.

Rule 3.7.0 – Voluntary Termination of Rights as a Listed Issuer:

A Listed Issuer of the Alternative Securities Market may voluntarily terminate its rights as a Listed Issuer only by a written *"Voluntary Delisting Request"* addressed to the Alternative Securities Market's Secretary.

By Email:
Legal@AlternativeSecuritiesMarket.com

By Fax:
(213) 596-0492

By Mail:
Alternative Securities Market, Inc.
Attn: Delisting
4050 Glencoe Avenue
Marina Del Rey, California 90292

Such Voluntary Delisting Request shall immediately take effect following the receipt of such written Voluntary Delisting Request.

Any Voluntary Delisting Request as a Listed Issuer does not relive the Issuer from:

- Any and all indebtedness due the Alternative Securities Market (*Alternative Securities Market, Inc*), Alternative Securities Market, LLC or Alternative Securities Markets Group Corporation;
- Any Alternative Securities Market investigation or disciplinary action brought against the Listed Issuer; and
- Any examination of such Listed Issuer that may be process.

Rule 3.8.0 – Fees and Charges paid by Listed Issuers

Initial Listing Application Fee:

- All Market Tiers: 1/10th of 1% of the Gross Offering

Monthly Listed Issuer Fees:

- ASM Venture Market
  - Full Investor Reporting: $55 per month
  - Limited Investor Reporting: $75 per month
  - Non-Investor Reporting $25 per month
- ASM Main Market
  - Full Investor Reporting: $65 per month
  - Limited Investor Reporting: $85 per month
  - Non-Investor Reporting $35 per month
- ASM Global Private Market
  - Full Investor Reporting: $75 per month
  - Limited Investor Reporting: $95 per month
  - Non-Investor Reporting $45 per month
- ASGM Pool Funds Market
  - Full Investor Reporting: $75 per month
  - Limited Investor Reporting: $95 per month

Alternative Securities Market Transaction Fees for all Initial Public Offerings:

- Market Transaction Costs: 1/10th of 1% of all Issuer Sales

CHAPTER IV
RULES OF FAIR PRACTICE

Rule 4.1.0 – Business Conduct of Members and Listed Issuers

All Members & Listed Issuers, in the conduct or their business, shall observe high standard of commercial honor and just and equitable principles of trade.

4.2.0 – Violations Prohibited

No Member, Market Professional or Listed Issuer shall engage in conduct in violation of the Act, the rules or regulations therunder, the Bylaws, Alternative Securities Market Rules or any policy or written interpretation of the Bylaws or Alternative Securities Market Rules, by the Board of Directors or any Committee of the Alternative Securities Market. Every Member and Listed Issuer shall so supervise persons associated with them as to assure compliance with those requirements.

4.3.0 – Use of Fraudulent Devices

No Member, Market Professional or Listed Issuer shall effect any transaction in, or induce the purchase or sale of, any security by means of any manipulative, deceptive or other fraudulent device or contrivance.

4.4.0 – False Statements

No Member, Market Professional or Listed Issuer, either approved or pending approval, or any person associated with a Member, Market Professional or a Listed Issuer, shall make any false statements or misrepresentations in any application, report or other communications to the Alternative Securities Market. No Member, Market Professional or Listed Issuer, either approved or pending approval, or any person associated with a Member, Market Professional or a Listed Issuer, shall make any false statement or misrepresentation to any Alternative Securities Market Committee, Officer, the Board of Directors or any Designated Self-Regulatory organization in connection with any matter within the jurisdiction of the Alternative Securities Market.

4.5.0 – Advertising Practices

a) No Member, Market Professional or Listed Issuer, directly or indirectly, in connection with the purchase or sale of any security that has listed or unlisted trading privileges on the Alternative Securities Market, shall publish, circulate or distribute any advertisement, sales literature or market letter, or make oral or presentations which the Member or Listed Issuer knows, or in the exercise of reasonable know, contain any untrue statement of material fact or which is otherwise false or misleading. Exaggerated or misleading statements or claims are prohibited.

b) Advertisements, sales literature and market letters shall contain the name of the Member, Market Professional or Listed Issuer, the person or firm preparing the material, if other than the Member, Market Professional or the Listed Issuer, and the date on which it was first published, circulated or distributed (*except that in advertisements, only the name of the Member or the Listed Issuer need to be stated*).

c) No cautionary statements or caveats, often called "*hedge clauses*", may be used if they could mislead the reader or are inconsistent with the content of the material.

d) Each item of advertising and sales literature, including any mailers or letters, utilizing the term, or any reference to, "*Alternative Securities Market*", shall be approved by signature or initial, prior to use, by an Officer of the Alternative Securities Market.

e) A separate file of all advertisements, sales literature, and market letters, including the names of the persons who prepared them and/or approved their use, shall be maintained by the Member, Market Professional, or the Listed Issuer for a period of THREE YEARS from the date of each use (*for the first TWO YEARS in a place readily accessible to examination or spot checks*). Each Member, Market Professional or Listed Issuer shall file with the Alternative Securities Market, within five business days after initial use, each advertisement (*i.e., any material for use in any newspaper, or magazine, or other public media, or by radio, telephone, recording, motion picture or television, except tombstone advertisements*), unless such advertisement may be published under the rules of another self-regulatory organization regulating the Member, Market Professional or the Listed Issuer under the Act.

f) Testimonial material based on experience with the Member, Market Professional or the Listed Issuer, or concerning any advice, analysis, report or other investment related service rendered by the Member, Market Professional or the Listed Issuer must make clear that such testimony is not necessarily indicative of future performance or results obtained by others. Testimonials also shall state whether any compensation has been paid to the maker, directly or indirectly, and if the material implies special experience or expert opinion, the qualification of the maker of the testimonial should be given.

g) Any statement to the effect that a report, or analysis, or other service will be furnished free or without any charge shall not be made unless such report or analysis, or other service actually is, or will be furnished, entirely free and without condition or obligation.

h) No claim or implication may be for research or other facilities beyond those which the Member, Market Professional, or the Listed Issuer actually posses or has reasonable capacity to provide.

4.6.0 – The Prompt Receipt and Delivery of Securities

- Purchases: No Member or Listed Issuer may accept a Member's purchase of securities until it has first ascertained that the Member, or the Market Professional representing a Member, placing the order, agrees to receive securities in exchange for payment in an amount equual to the execution, even though such execution may represent the purchase of only a part of a larger order.

- Sales: Any Member or Listed Issuer who accepts payment for Securities must agree to the "Prompt Delivery" of the sold Securities to the Member who purchased the Securities, or to the duly appointed Market Professional of the Member.

4.7.0 – Charges for Services Performed

The Alternative Securities Market and the Alternative Securities Market's Agent's (Broker-Dealer, Transfer Agent, Collection of money due for the Principal, Dividends or Interest, Appraisals, Safekeeping or Custody of Securities, and other services) shall be reasonable and not unfairly discriminatory among Members, Market Professionals or Listed Issuers.

4.8.0 – Use of Information

A Member, Market Professionals, Listed Issuer, or an Agent for the Alternative Securities Market, who in their capacity, has received information as to the ownership of securities, shall not make use of such information for soliciting purchases, sales or exchanges except at the request, and on behalf, of the Issuer.

4.9.0 – Payment Designed to Influence Market Prices, Other than Paid Advertising

No Member, Market Professional or Listed Issuer shall directly or indirectly, give, permit to be given, or offer to give anything of value to any person for the purpose of influencing or rewarding the action of such person in connection with the publication or circulation in any newspaper, investment service or similar publication of any matter which has, or is intended to have, an effect upon the market price of any security; provided, that this Rule shall not be construed to apply to a matter which is clearly identifiable as paid advertising.

4.10.0 – Prohibition Against Guarantees

No Member, Market Professional or Listed Issuer shall guarantee, directly or indirectly, a Member against loss in any securities of such Member, Market Professional or Listed Issuer, or in any securities transaction effected by the Member, Market Professional or Listed Issuer.

4.11.0 – Installment or Partial Payment Sales

No Member, Market Professional or Listed issuer shall transfer any securities to any Member where the full payment of the security is to be made by the Member over a period of time in installments or by a series or partial payment under any circumstances.

4.12.0 – Gratuities

No Member, Market Professional or Listed Issuer shall give any compensation or gratuity in any one year in excess of $50.00 to any Officer, Board of Directors Member or Employee of the Alternative Securities Market.

CHAPTER V
BOOKS AND RECORDS

5.1.0 – Requirements

Each Member, Listed Issuer and Market Professional shall make and keep books, accounts, records, memoranda and correspondence in conformity with Section 17 of the Act and the Rules thereunder, with all other applicable laws and the rules, regulations and statements of policy promulgated thereunder, and with Alternative Securities Market Rules

5.2.0 – Furnishing of Records

Every Member, Listed Issuer and Market Professional, shall furnish to the Alternative Securities Market, upon request and in a time and manner required by the Alternative Securities Market, current copies of any financial information filed with the Commission, as well as any records, files, or financial information pertaining to transactions executed on or through the Alternative Securities Market. Further, the Alternative Securities Market shall be allowed access, at any time, to the books and records of any Member, Listed Issuer or Market Professional, in order to obtain or verify information related to transactions executed on or through the Alternative Securities Market or activities relating to the Alternative Securities Market.

Consistent with the responsibility of the Alternative Securities Market and the Commission to provide for timely regulatory investigations, the Alternative Securities Market has adopted the following general time parameters within which the Members, Listed Issuers and Market Professionals are required to respond to Alternative Securities Market requests for any Market Data:

First Request .... Ten Business Days

Second Request .... Five Business Days

Third Request .... Five Business Days

The second and third request letter will be sent to the Member, Listed Issuer, or the Market Professional via certified mail. Nothwithstanding, the parameters listed above, the Alternative Securities Market reserves the right, in its sole discretion, to require information to be provided more quickly than described above.

5.3.0 – Record of Written Complaints

A. Each Member, Listed Issuer or Market Professional shall keep and preserve for a period of not less than five years, a file of all written complaints of Members, Listed Issuers and/or Market Professionals, and action taken by the Member, Listed Issuer or Market

Professional in respect thereof, if any. Further, for the first two years of the five-year period, the Member, Listed Issuer or Market Professional shall keep such file in a place readily accessible to examination.

B. A "*complaint*" shall mean any written statement of a Member, Listed Issuer or Market Professional, or any person acting on behalf of a Member, Listed Issuer or Market Professional, alleging a grievance involving the activities of a Member, Listed Issuer or a Market Professional, or persons under the control of a Member, Listed Issuer or a Market Professional.

CHAPTER VI
SUPERVISION

Rule 6.1.0 – Supervisory Procedures

Each Member, Listed Issuer, and Market Professional, shall maintain and enforce all written Alternative Securities Market Rules and Procedures, as well as properly supervise the activities or any associated persons of the Member, Listed Issuer and/or Market Professional, to assure their compliance with applicable securities laws, rules, regulations and statements of policy promulgated thereunder, with the rules of the Commission, any designated self-regulatory organization, and where appropriate, with the Alternative Securities Market.

6.2.0 – Responsibilities of Members, Listed Issuers and Market Professionals

Final responsibility for proper supervision shall rest with the Member, Listed Issuer or the Market Professional. Those Members, Listed Issuers and Market Professionals who utilize services of "*Associated Persons*" shall establish, maintain and enforce written procedures which will enable the Member, Listed Issuer or Market Professional to properly supervise the activities of its Associated Persons. The Member, Listed Issuer, and /or Market Professional is responsible to ensure that their Associated Person acts in full compliance with applicable securities laws, rules, regulations and statements of policy promulgated thereunder, with the rules of the Commission, any designated self-regulatory organization, and where appropriate, with the Alternative Securities Market.

6.3.0 – Records

Each Member, Listed Issuer or Market Professional with Associated Persons(s) shall be responsible for keeping appropriate records for carrying out the Member's, Listed Issuer's or Market Professional's Supervisory Procedures.

6.4.0 – Review of Activities

Each Member, Listed Issuer or Market Professional with Associated Person(s) shall review the activities of each Associated Person, which shall include the periodic examination of any accounts and transactions, to detect, prevent irregularities, and safeguard any non-public information.

CHAPTER VII
TRADING RULES

The Alternative Securities Market is entrusted with the authority to preserve and strengthen the quality and public confidence in Alternative Securities and Alternative Investments. The Alternative Securities Market stands for Integrity and Ethical practices in order to enhance investor confidence in Alternative Securities and Alternative Investments, thereby contributing to the financial health of the overall economy, and supporting the capital formation process. From the he Alternative Securities Market's Early and Development Stage Companies, to Operating Companies of International Stature, each are recognized as sharing these important traits that we hold true.

The Alternative Securities Market, therefore has broad discretionary authority over the initial and continued listing and trade of securities on the Alternative Securities Market in order to maintain the quality, the public confidence in the Alternative Securities Market, to prevent fraudulent and manipulative acts and practices, to promote just and equitable principles of trade, and to protect investors and the public interest.

The Alternative Securities Market may use such discretion to deny any the application of any Issuer apply for listing for trade, apply additional or more stringent criteria for the initial or continued listing of any securities, or suspend or delist particular securities based on any event, condition, or circumstance that exists or occurs that makes initial or continued listing of the securities on the Alternative Securities Market inadvisable or unwarranted in the opinion of the Alternative Securities Market, even though the securities meet all enumerated criteria for initial or continued listing on the Alternative Securities Market.

Rule 7.1.0 – Hours of Trading and Trading Days

A. Primary Market:
   a. Buying Members, or a Market Professional representing a Buying Member, may enter a *"buy side of a subscription agreement"* to purchase securities listed for sale by Listed Issuer, or a Market Professional representing a Listed Issuer, 24 hours a day, 7 days a week, 365 days a year.
   b. Selling Listed Issuers may only *"accept"* or *"execute the seller's side of a Subscription Agreement"* During Regular Market Hours on Alternative Securities Market Business Days.
      i. Regular Market Hours – The term *"Regular Market Hours"* means the time between 9:00:00 AM and 4:00:00 PM Eastern Standard Time (New York) / 6:00:00 AM and 1:00:00 PM Pacific Standard Time (Los Angeles)
      ii. Business Days are Monday through Friday, except for Alternative Securities Market recognized Holidays:
         1. New Years Day
         2. Dr. Martin Luther King Day
         3. Presidents Day
         4. Good Friday
         5. Memorial Day
         6. Independence Day
         7. Labor Day
         8. Thanksgiving Day

9. Christmas Day

iii. When any holiday observed by the Alternative Securities Market falls on a Saturday, the Alternative Securities Market will not be open for business on the preceding Friday. When any holiday observed by the Alternative Securities Market falls on a Sunday, the Alternative Securities Market will not be open for business on the following Monday, unless otherwise indicated by the Alternative Securities Market.

B. Secondary Market:

a. Buying Members, or a Market Professional representing a Buying Member, may enter a *"bid"* to purchase securities listed for sale by Selling Members 24 hours a day, 7 days a week, 365 days a year.

b. Selling Members may only *"accept"* or *"decline"* a Buying Members *"Bid"* During Regular Market Hours on Alternative Securities Market Business Days.

i. Regular Market Hours – The term "Regular Market Hours" means the time between 9:00:00 AM and 4:00:00 PM Eastern Standard Time (New York) / 6:00:00 AM and 1:00:00 PM Pacific Standard Time (Los Angeles)

ii. Business Days are Monday through Friday, except for Alternative Securities Market recognized Holidays:

1. New Years Day
2. Dr. Martin Luther King Day
3. Presidents Day
4. Good Friday
5. Memorial Day
6. Independence Day
7. Labor Day
8. Thanksgiving Day
9. Christmas Day

iii. When any holiday observed by the Alternative Securities Market falls on a Saturday, the Alternative Securities Market will not be open for business on the preceding Friday. When any holiday observed by the Alternative Securities Market falls on a Sunday, the Alternative Securities Market will not be open for business on the following Monday, unless otherwise indicated by the Alternative Securities Market.

7.2.0 – Powers of the Alternative Securities Market Chief Executive Officer to Halt Trading

The Chief Executive Officer of the Alternative Securities Market shall have the power to halt or suspend trading in any and all securities traded on the Alternative Securities Market, to close some or all Alternative Securities Market facilities, and to determine the duration of any such halt, suspension, or closing, when he or she deems such action necessary for the maintenance of fair and orderly markets, the protection of Investors, or otherwise in the public's best interest, including special circumstances such as:

- Actual or threatened physical danger, sever climatic conditions, civil unrest, terrorism, acts of war, or loss of interruption of facilities utilized by the Alternative Securities

Market, or
- A request by a Governmental Agency or Official, or
- A period of mourning or recognition for a person or event.

No such action shall continue longer than a period of two days, or as soon thereafter as a quorum of Board of Directors of the Alternative Securities Market can be assembled, unless the Board of Directors of the Alternative Securities Market approves the continuation of such suspension.

7.3.0 – Alternative Securities Market Continuity Plan

The Alternative Securities Market, Inc., along with the Alternative Securities Market Group Corporation (*Parent Company*) and Alternative Securities Market, LLC (*Alternative Securities Market Broker-Dealer*), each have developed a Business Continuity Plan outlining how each will respond to events that significantly disrupt Alternative Securities Market business. Since the timing and impact of disasters and disruption is unpredictable, each entity is flexible in responding to actual events as they occur.

Contacting the Alternative Securities Market – During a significant business disruption, you should be able to contact us as you usually do at (310) 597-4594. Additional contact information for all Alternative Securities Market Professionals (*clearing firms, transfer agents, brokers, advisors, managers, etc*) will be continually posted at www.ASMGCorp.com and www.AlternativeSecuritiesMarket.com. If unable to contact the Alternative Securities Market, you should call any of the firms listed for instruction on how they can provide prompt access to funds and securities, enter any orders and process other trade-related cash and security transactions.

Alternative Securities Market Business Continuity Plan – The Alternative Securities Market, the Alternative Securities Markets Group Corporation, and the Alternative Securities Market, LLC each plan to quickly recover and resume business operations after a significant business disruption by safeguarding each Firm's Employees and Property, making a financial and operational assessment, protecting each Firm's Books and Records, and allowing our Members, Listed Issuers, Market Professionals to transact business. In short, each Firm's Business Continuity Plan is designed to permit each Firm to resume operations as quickly as possible, subject to the score and severity of the significant business disruption.

Each Firm's Business Continuity Plan addresses data back-up and recovery; all mission critical systems, financial and operational assessments; alternative communications with customers, employees, and regulators; alternative location of employees; critical supplier, contractor, bank and counter-party impact; regulatory reporting; and assuring our Members, Listed Issuers and Market Professionals prompt access to any funds and securities if the Alternative Securities Market is unable to continue business.

Stock Transfer Agents and Clearing Firms associated with the Alternative Securities Market each backup records in geographically separate areas from the Alternative Securities Market. While every emergency situation poses unique problems based on external factors, such as time of day and the severity of the disruption, each Firm has been advised by each of its Market Professionals, that their internal objective is to restore their own operations and be able to complete existing transactions and accept new transactions and payments within a timely manner. Any Member, Listed Issuer and Market Professional's orders and requests for funds and securities could be delayed during this period.

Varying Disruptions – Significant business disruptions can vary in their scope, whether it affects only the Alternative Securities Market, a single building housing the Alternative Securities Market, the business district where the Alternative Securities Market is located, the City where the Alternative Securities Market is located, or an entire region. Within each of these areas, the severity of the disruption can vary from minimal to severe. In a disruption to only the Alternative Securities Market or a building housing the Alternative Securities Market, Alternative Securities Market Management will transfer its operations to a local site when needed and expect to recover and resume Alternative Securities Market business within one day. In a disruption affecting the Business District where the Alternative Securities Market is located, or a the city or region, Alternative Securities Market Management will transfer operations to a site outside of the affected area, and recover and resume Alternative Securities Market business within one day. In both cases, the Alternative Securities Market plans to continue in business and post pertinent information on our websites at www.ASMGCorp.com and www.AlternativeSecuritiesMarket.com. If the significant business disruption is so severe that it prevents the Alternative Securities Market from remaining in business, the Alternative Securities Market will facilitate all Member's, Listed Issuer's and Market Professional's prompt access to their funds and securities as necessary.

7.4.0 – Securities Eligible for Trading

The Alternative Securities Market has designated the following securities for Trading on the Alternative Securities Market.

- Regulation A: (Primary)
  - Issued Securities are open to investment All Investors
    - Accredited Investors
    - ASM Qualified Investors
    - California Qualified Investors
  - No maximum number of non-accredited Investors
  - Only U.S. and Canadian Issuers
  - General Solicitation allowed
  - All of the securities sold in the Regulation A Offering are freely-tradable securities.
  - The current exemption allows eligible issuers the right to claim the exemption and raise up to $5 Million in securities in any 12 month period. Under the Jobs Act of 2012, the right to claim the exemption and raise up to $50 Million in securities in any 12 month period is currently pending enactment by the Securities and Exchange Commission.
  - The exemption is not available to entities that:
    - Have one or more class of securities registered under Section 12 of the 1934 Act or which file reports pursuant to Section 15(d) of the 1934 Act;
    - Are not U.S. or Canadian domiciled issuers;
    - Are investment companies;
    - Are blank check companies;
    - Are blind pools or shell companies, or involved in fractional oil / gas interests;
    - Any company where an officer, director, or 10% or more of the stockholders are a "bad boy" under Rule 262 of the 1933 Act or where any such person at a broker-dealer that sells the offering is such a person.

- An Offering under the current Regulation A can be undertaken using any one of three alternative disclosure formats, but, in each instance and at a minimum, Regulation A requires that the Issuer include financial statements that are reviewed, and if the Issuer has audited financial statements, these must be used and the same must conform to the requirement of Article 2 of Regulation S-X of the 1934 Act.
- An Offering under current Regulation A requires that the issuer file the Regulation A Offering Circular with the Securities and Exchange Commission and with the State Securities Commission in each State where the Offering is to take place.

➢ Regulation D / Rule 504: (Allowed only if not eligible for Regulation A)

- For Offerings up to $1,000,000 USD, and do not qualify for Regulation A. If determined by the Alternative Securities Market that the Issuer is eligible for Regulation A, the Issuer will not be allowed to proceed with a Regulation D / 504 Offering on the Alternative Securities Market.
- Open to only Accredited Investors (no non-accredited Investors)
- General solicitation allowed
- U.S., Canadian and International Issuers
- All of the securities sold in the Regulation D / Rule 504 Offering are freely-tradable securities.
- The exemption is not available to entities that:
  - Are blank check companies;
  - Are subject to the Exchange Act of 1934
- Must comply with Blue Sky Registration Requirements

➢ Regulation D / Rule 506: (Allowed only if not eligible for Regulation A)

- For Offerings of $5,000,001 USD to an unlimited maximum.
- For Offerings up to $1,000,001 to $5,000,000 USD, that do not qualify for Regulation A. If determined by the Alternative Securities Market that the Issuer is eligible for Regulation A, the Issuer will not be allowed to proceed with a Regulation D / 506 Offering on the Alternative Securities Market.
- Open to only Accredited Investors (no non-accredited Investors)
- General solicitation allowed
- U.S., Canadian and International Issuers
- All of the securities sold in the Regulation D / Rule 504 Offering are restricted from trade for six to twelve months.
- The exemption is not available to entities that:
  - Are blank check companies;
  - Are subject to the Exchange Act of 1934
- Must comply with Blue Sky Registration Requirements

➢ California Intra-State Exempt Offering / Rule 1001: (*Allowed only if not eligible for Regulation A, and the Company meets the "80/80/80 test below"*)

- SEC Rule 1001 provides an exemption from the registration requirements of the Securities Act for offers and sales of securities in amounts of up to $5 Million

USD that satisfy the conditions of Section 25102(n) of the California Corporation Code.

- Open to California Qualified Investors and California Accredited Investors ONLY
- Limited General Solicitation
- U.S. Companies that have substantial operations in the State of California (*"80/80/80 test"*)
  - 80% of the Issuer's gross revenue must be derived from operations with the State of California
  - 80% of the proceeds of the Offering must be used for business purposes within the State of California
  - At least 80% of the Issuer's assets must be located within the State of California.
- Securities issued under this exemption can be resold by registration or an applicable exemption from SEC registration.

7.5.0 – Registration of Members, Market Professionals & Associated Persons

Registration of Members and Market Professionals –

- Access by Application:
  - Each person has completed the appropriate investor suitability questionnaire and supplied copies of the appropriate documents as required; or
  - Each entity has completed the appropriate institutional suitability questionnaire and supplied copies of the appropriate documents as required.
  - Each person or entity must agree to the Alternative Securities Market's examination of such person's or entity's books and records as required by the Alternative Securities Market, and to agree to allow the Alternative Securities Market to verify the accuracy of any information so supplied; and

- Each person or entity must agree to be regulated by the Alternative Securities Market and to recognize that the Alternative Securities Market is obligated to undertake to enforce compliance with the provisions of the Alternative Securities Market Rules, the Corporation Bylaws, the interpretations and policies of the Alternative Securities Market and the provisions of the Act and the regulations thereunder.

- Access Granted without Application:
  - All Members of the Commission or any Governmental or Self-Regulating Organization(s)
  - Banks
  - Insurance Company
  - State & SEC Registered Investment Advisors
  - Registered Investment Companies
  - Business Development Company
  - Small Business Development Company

- Employee Benefit Plan with $5Million USD
- Any public reporting Company or Investment Fund with assets greater than $5Million USD.
- Transfer Agent
- Clearing Firm
- Registered Broker-Dealer

7.7.0 – Types of Access to the Alternative Securities Market

- *General Access* – The Alternative Securities Market Website (http://www.AlternativeSecuritiesMarket.com), shall be open for general browsing and reviewing of information to all browsers. No User Name or Passwords required.

- *Limited Listed Issuer Access (Issuer Portal Only* – The Alternative Securities Market Website (http://www.AlternativeScuritiesMarket.com), allows for Issuers to have limited access as a "*Non-Investing Party*" to access information on Subscription Agreements. Limited Listed Issuer Access will have no ability to purchase securities, list Asks, or Bid on Securities.

- *Limited Member Portal Access (Primary & Secondary Market)* – The Alternative Securities Market Website (http://www.AlternativeSecuritiesMarket.com), allows Members and Market Professionals "Limited Access to Investor Portals"

  Limited Access means that a Member qualified as an "*Accredited Investor*", a "*ASM Qualified Investor*" or a "*California Qualified Investor*", and has been issued the rights to have access to "*Bid*" or "*Subscribe*" to any investment that is offered to Accredited Investors, ASM Qualified Investors, and/or California Qualified Investors.

  A Member qualified as an "*ASM Qualified Investor*" may only have access to investment opportunities open to ASM Qualified Investors, and would not have access to investment opportunities limited to Accredited Investors.

  NOTE: Some securities, especially those of Listed Issuers, may have state restrictions. Meaning, a security open to investment by ASM Qualified Investors residing in New York State, many not be available to ASM Qualified Investors who reside in the State of South Carolina, due to the fact the securities have not been registered for sale in the State of South Carolina. In this instance, the ASM Qualified Investor from South Carolina would not be allowed to "subscribe" to the Listed Issuer's securities.

Limited Member Portal Access Types:

e. <u>Accredited Investor</u> –
    i. *Primary Market (Buy Side)* - Able to complete Buyer Side of Subscription Agreements for securities listed for sale by Listed Issuers, and open to investment by Accredited Investors (*State Restrictions may apply*).
        1. *Proof of funds must be presented to the Alternative Securities Market prior to any acceptance by the Listed Issuer.*
    ii. *Secondary Market (Buy Side)* - Able to post "*Bids*" for securities posted for sale by Members of the Alternative Securities Market for Companies listed for trade on the Alternative Securities Market.
        1. *Proof of funds to close the transaction must be presented to the Alternative Securities Market prior to any acceptance by the Selling Member.*
    iii. *Secondary Market* (*Sell Side*) - Able to post "*Asks*" for the sale of un-restricted securities to Members and Market Professionals of the Alternative Securities Market.
        1. *Proof of ownership of the securities, and their ability to be resold must be verified by the Alternative Securities Market prior to the publishing of any "Ask" by any Member or Market Professional.*
        2. *Securities posted for sale on the Alternative Securities Market MUST be ONLY for Companies listed for trade on the Alternative Securities Market.* ***No "Ask" for Securities for any Company not listed on the Alternative Securities Market will be published..***

f. <u>ASM Qualified Investor</u> –
    i. *Primary Market (Buy Side)* - Able to complete Buyer Side of Subscription Agreements for securities listed for sale by Listed Issuers, and open to investment by ASM Qualified Investors (*State Restrictions may apply*).
        1. *Proof of funds must be presented to the Alternative Securities Market prior to any acceptance by the Listed Issuer.*
    ii. *Secondary Market (Buy Side)* - Able to post "*Bids*" for securities posted for sale by Members of the Alternative Securities Market for Companies listed for trade on the Alternative Securities Market.
        1. *Proof of funds to close the transaction must be presented to the Alternative Securities Market prior to any acceptance by the Selling Member.*
    iii. *Secondary Market* (*Sell Side*) - Able to post "*Asks*" for the sale of un-restricted securities to Members and Market Professionals of the Alternative Securities Market.
        1. *Proof of ownership of the securities, and their ability to be resold must be verified by the Alternative Securities Market prior to the publishing of any "Ask" by any Member or Market Professional.*
        2. *Securities posted for sale on the Alternative Securities Market MUST be ONLY for Companies listed for trade on the Alternative Securities Market.* ***No "Ask" for Securities for any Company not listed on the Alternative Securities Market will be published.***

g. California Qualified Investor –

   i. *Primary Market (Buy Side)* - Able to complete Buyer Side of Subscription Agreements for securities listed for sale by Listed Issuers, and open to investment by California Qualified Investors.

      1. *Proof of funds must be presented to the Alternative Securities Market prior to any acceptance by the Listed Issuer.*

   ii. *Secondary Market (Buy Side)* - Able to post "*Bids*" for securities posted for sale by Members of the Alternative Securities Market for Companies listed for trade on the Alternative Securities Market.

      1. *Proof of funds to close the transaction must be presented to the Alternative Securities Market prior to any acceptance by the Selling Member.*

   iii. *Secondary Market* (*Sell Side*) - Able to post "*Asks*" for the sale of un-restricted securities to Members and Market Professionals of the Alternative Securities Market.

      1. *Proof of ownership of the securities, and their ability to be resold must be verified by the Alternative Securities Market prior to the publishing of any "Ask" by any Member or Market Professional.*
      2. *Securities posted for sale on the Alternative Securities Market MUST be ONLY for Companies listed for trade on the Alternative Securities Market.* ***No "Ask" for Securities for any Company not listed on the Alternative Securities Market will be published.***

h. Non-Investment Related Agents –

   i. Access to the Alternative Securities Market will be granted on an "*as-needed*" basis to Agents (generally; Members of the Commission, Governmental Enforcement and Regulatory Bodies, Transfer Agents, Clearing Firms, etc):

      1. *Primary Market (Buy Side)* – Un-able to complete Buyer Side of Subscription Agreements for securities listed for sale by Listed Issuers.
      2. *Secondary Market (Buy Side)* – Un-able to post "*Bids*" for securities posted for sale by Members of the Alternative Securities Market for Companies listed for trade on the Alternative Securities Market.
      3. *Secondary Market* (*Sell Side*) – Un-able to post "*Asks*" for the sale of un-restricted securities to Members and Market Professionals of the Alternative Securities Market.

i. Associated Persons –

   i. Associated Persons are granted the same authority as the Members, Listed Issuer or Market Professional that the Associated Person is associated with, UNLESS a request in writing is received by the Member, Listed Issuer or Market Professional to limit the access of the Associated Peron to that of a "*Non-Investment Related Agent*".

7.7.0 – Execution of Investments

A. <u>Primary Market</u>:

a. All Sales of Securities on the Alternative Securities Market - Primary Market are between an Alternative Securities Market "Listed Issuer" (*seller*) and an Alternative Securities Market "Investing Member" (*buyer*).

i. The exclusive Broker-Dealer for all Listed Issuer Securities sold on the Alternative Securities Market is *"Alternative Securities Market, LLC"*.

ii. After completion of the Listed Issuer's Securities Qualification and/or Securities Registration, the Alternative Securities Market, LLC will post the securities available for sale on the Primary Market of the Alternative Securities Market.

1. Information provided:

a. General Company Information of the Issuer

b. Corporate Officer Name(s) and Contacts of Issuer

c. Issuer Address, Phone Number, Email Address and Website

d. Contact for any Legal Counsel or Accountant for Issuer

e. Broker-Dealer Information

f. SEC CIK Number for Issuer

g. Any ISIN Number for Issuer

h. Link to SEC Edgar Filer Information for Issuer

i. Copies of any Securities Qualifications or Securities Registrations for Issuer (*Federal and/or State*).

j. Copies of any Registrations Statement, Prospectus and/or Offering Memorandum for Issuer

k. Type of Reporting of the Issuer

i. Full Investor Reporting

ii. Limited Investor Reporting

iii. Non-Investor Reporting

l. Terms of Offering:

i. Corporation Type of Issuer

ii. Type of Securities Issued (*Common Stock, Preferred Stock, Debt Note, etc.*)

iii. Registration Exemption of Securities Issue

1. Regulation A
2. Regulation D / Rule 504
3. Regulation D / Rule 506
4. California Rule 1001

iv. State(s) in which the Offering is available to Investors

v. All Resale Trade Restrictions (30 to 365 days)

vi. Number Units (Securities) being sold in Offering

vii. Price per unit of securities being issued

m. Online Investment Subscription Agreement (*Coded to only allow for access by Alternative Securities Market Members who are authorized "Accredited Investors",*

"ASM Qualified Investors" or "California Qualified Investors" who qualify to purchase the securities being issued, and are residents of a state in which the Offering is able to be sold).

n. Details as to the Number of Units sold, and the Number of Units remaining to be purchased.

b. A Member wishing to purchase securities Issued by a Listed Issuer, the Investing Member or a Market Professional representing the Investing Member can click on the "*Invest*" tab on the Listed Issuer's Company Page on the Alternative Securities Market.

c. After clicking on the "*Invest*" tab on the Listed Issuer's Company page, the Investing Member, or Market Professional representing the Investing Member, will be prompted to enter their Alternative Securities Market "*Username*" and "*Password*".

d. After successfully inputting the correct Alternative Securities Market "*User Name*" and "*Password*", the Alternative Securities Market Online System will verify that the credentials of the Investing Member, or Market Professional representing an Investing Member, is eligible to invest in the selected Offering (*Accredited Investor, ASM Qualified Investor or California Qualified Investor*).

   i. If eligible to invest in the Offering, the Subscription Agreement will open online, for the Investing Member or Market Professional representing the Member, to complete the "*Buyer Side*" of the Subscription Agreement.

   ii. If ineligible to invest in the Offering (*not the proper class of Investing Member or the securities are not eligible for sale in the State that the Member is a resident*), the Member or Market Professional requesting access to the subscription agreement will not be granted access to the Subscription Agreement.

e. Once the Listed Issuer Subscription Agreement is open Online, the Investing Member or Market Professional representing an Investment Member, shall be able to review the entire Subscription Agreement Online, and complete all Mandatory Fields of the Online Subscription Agreement that are required to submit the Subscription Agreement for review and consideration by the Listed Issuer. Required Information on the Subscription Agreement for an Investing Member:

   i. Number of Units to be purchased by Investing Member, and the aggregate purchase price of all Units being purchased by the Investing Member.

   ii. Date Executed by Investing Member or Market Professional representing an Investing Member.

   iii. *Alternative Securities Market Account Number* – The Alternative Securities Market Account Number is a unique 6 to 10 digit account number assigned to each Alternative Securities Market Member and Market Professional. This number will auto-populate the Investor Suitability and Contact information portion of each Online Subscription Agreement. It is not possible to complete a Buy Side of a Subscription Agreement without a valid Alternative Securities Market Account Number.

f. After completing the Buyers Side of the Online Subscription Agreement, the Investing Member, or Market Professional representing the Investing Member, will receive information via email on the steps required to verify funds required to close the transaction (*Generally, this only happens during Regular Market Hours on Alternative Securities Market Business Days. Since this is not an automated function of the Alternative Securities Market, it is possible that a reply from an authorized member of the Alternative Securities Market with instructions on how to submit for funds verification may be received during Non-Regular Market Hours or on Non-Alternative Securities Market Business Days*).

g. After verification of funds required to close the transaction, the Alternative Securities Market will process the Buyer Side of the Completed Online Subscription Agreement over to the Alternative Securities Market, LLC (*Issuer Broker-Dealer*) and the Listed Issuer for review and acceptance (*the Listed Issuer can decline to accept any Investment from any Investing Member without cause or reason*).

h. If the Subscription Agreement is ACCEPTED by the Listed Issuer, the Investing Member or Market Professional will receive a completed (*fully executed*) Subscription Agreement emailed to them, signed by an authorized principle of the Listed Issuer, with instructions of how to Wire or Mail Investor Funds.

i. Upon receipt of "*Cleared Bank Funds*", the Listed Issuer or Alternative Securities Market, LLC will promptly forward "*Verification and Receipt of Cleared Investment Funds*" and promptly forward the purchased securities to the Investing Member or Market Professional representing the Invested Member. The Alternative Securities Market, LLC will comply with all State and/or Federal Reporting and Registrations (*as required*), and confirmation will be forwarded to both Listed Issuer, Invested Member, and /or Market Professional representing Invested Member.

j. ALTERNATIVE SECURITIES MARKET TRADE RESTRICTION FOR ALL SECURITIES PURCHASED ON THE ALTERNATIVE SECURIITIES MARKET - PRIMARY MARKET – *ALL SECURITIES PURCHASED FROM A LISTED ISSUER ON THE PRIMARY MARKET ARE RESTRICTED FROM ANY RESALE ON THE ALTERNATIVE SECURITIES MARKET – SECONDARY MARKET FOR A PERIORD OF A MINIMUM OF THIRTY DAYS, BUT NOT GRATER THAN 365 DAYS.*

B. Secondary Market:

a. All Sales of Securities on the Alternative Securities Market - Secondary Market are between an Alternative Securities Market "Selling Member" (*seller*) and an Alternative Securities Market "Buying Member" (*buyer*).

i. All Broker-Dealers, Alternative Securities Market Members and Market Professionals may access the Secondary Market, post an "Ask" to sell securities, review all "Asks" posted, and post "Bids" to buy securities, as well as review all bids posted by other Members or Market Professionals.

1. *Ask* – The term "*Ask*" is a written indication by a Selling Member, or a Market Professional representing a Selling Member, of a willingness to sell a security of an Alternative Securities Market Listed Company, and the price at which the Selling Member is willing to sell the security for.

2. *Bid* – The term "*Bid*" is an indication by a Buying Member, or a Market Professional representing a Buying Member, of a willingness to buy a security, and the price at which the Buying Member is willing to buy the security for.

ii. The Alternative Securities Market is an "*Auction Market*" - The term "*Auction Market*", is a market in which Buying Members, or a Market Professional representing a Buying Member, enter competitive bids, and Selling Members, or a Market Professional representing a Selling Member, enter competitive offers simultaneously.

b. A Selling Member, or a Market Professional representing a Selling Member, may use their Alternative Securities Market "*username*" and "*password*" to access the Alternative Securities Market – Secondary Market. NOTE: No Non-Member of the Alternative Securities Market is able to access the Alternative Securities Market – Secondary Market.

c. Posting an ASK –

i. A Selling Member, or a Market Professional representing a Selling Member, logs into the Alternative Securities Market – Secondary Market.

ii. A Selling Member, or a Market Professional representing a Selling Member, Clicks on "*Post an Ask*"

iii. A Selling Member, or a Market Professional representing a Selling Member, inputs the mandatory fields required to Post and Ask

1. Name of the Issuer / Company
2. Any Broker-Dealer representing the Selling Shareholder (*none is required, but is recommended*)
3. Type of Securities Listing for sale (*Common Stock, Preferred Stock, Debt Note, etc*).
4. Are there Restricted Legends associated with the Securities being listed for sale:
    a. *Yes*, there are restricted legends associated with the Securities.
    b. *No*, the Securities have either been issued free of restricted legends, or the restricted legends have been removed.
5. The "*Minimum Bid Price*" is the cash selling price the Selling Member will accept for the Securities listed for sale (*the Minimum Bid Price is not published for view*), and the "*Listed Ask Price*" is the cash selling price the Selling Member will sell the securities for if a Buying Member is willing to purchase the securities for (*the Listed Ask Price is published and viewable to all Secondary Market participants*).
6. NOTE: Any Selling Member, or Market Professional representing a Selling Member, may choose "*No Listed Ask Price*", and will not have a cash price at which Bids are automatically accepted, and all bids will be compiled during the Auction, and shares will be sold to the "*Highest Bidders above the Minimum Bid Price*". All Bids below the "*Minimum Bid Price*" will not be accepted by the Selling Member.

iv. After inputting the information for the *"Ask"*, the Selling Member, or Market Professional representing the Selling Member, will be required to present information to the Alternative Securities Market that the Selling Member is the rightful owner of the Securities being offered for sale, and that the Securities are free to be offered for sale.
v. After verifying that the Securities qualify for listing and sale on the Alternative Securities Market – Secondary Market, the Alternative Securities Market will *"Accept the Ask"*, and it will be put the *"Ask"* in Que for the Start of the Next Secondary Market Auction.
vi. Secondary Market Auctions:
    1. All Auctions start at 11:00:00 AM EST / 8:00:00 AM PST each Alternative Securities Market Business Day.
    2. All Auctions end at 10:59:59 AM EST / 7:59:59 AM PST the NEXT Alternative Securities Market Business Day (*some auctions last 24 hours, some auctions can last for days*).
    3. Buying Members can post *"Bids"* for the full duration of the Auction.
        a. All Bids entered by Buying Members, or Market Professionals representing a Buying Member, are published for view by any Member or Market Professional accessing the Alternative Securities Market - Secondary Market. Buying Members, and/or Market Professional representing a Buying Member, suspected of placing Bids for the purpose of creating or inducing a false, misleading or artificial appearance of activity in a Bid, or for the purpose of unduly or improperly influencing the market price for such security, or for the purpose of establishing a price which does not reflect the true state of the market in such security, may have their Memberships Suspended, Revoked or Terminated. *(See Chapter VIII)*
    4. Bids to Sales:
        a. All Bids for the *"Listed Ask Price"* are automatically accepted.
            i. If during Regular Market Hours on an Alternative Securities Market Day, all Bids for the *"Listed Ask Price"* are automatically accepted and final, and those securities are removed from that Secondary Market Auction.
            ii. If during After Market Hours or on Non-Alternative Securities Market Business Days, all Bids at the *"Listed Ask Price"* are automatically accepted at the opening of the next Alternative Securities Market Business Day. If more Listed Ask Price Bids are received than the number of securities available, the Alternative Securities Market will accept the Listed Ask Price Bids with the earliest received time stamp.

b. All Bids above the *"Minimum Bid Price"*, after all *"Listed Ask Price"* securities have been deducted from the securities available for auction (*if any*):
   i. At the end of the Auction:
      1. If the number of Bids above the Minimum Bid Price exceeds the number of Securities Listed for sale, then only the bids for the most money per share will be accepted, and all other bids will be rejected. This is called *"Full Lot Sale"*
      2. If the number of Securities available for sale is greater than the Bids above the Minimum Bid Price, all of the Bids above the Minimum Sales Price will be accepted, and all other Bids rejected. This is called *"Partial Lot Sale"*.

5. After completion of the Auction,
   a. Selling Members, and/or Market Professionals representing the Selling Member, receive an email from the Alternative Securities Market with the results of the Auction.
      i. Number of Units Sold
      ii. Price Each Unit Sold For
      iii. Buying Member Contact Information
      iv. Sell Side Agreement for execution
   b. Buying Members, and/or any Market Professionals representing the Buying Member, with accepted Bids receive an email from the Alternative Securities Market with details of how to complete the securities purchase transaction.
      i. Number of Units being purchased
      ii. Price purchasing each Unit for
      iii. Selling Member Contact Information
      iv. Buy Side Agreement for execution
      v. Instruction for where to wire funds or mail a check for the purchase of the securities purchased

d. Upon receipt of *"Cleared Bank Funds"*, the Selling Member or Alternative Securities Market, LLC will promptly forward *"Verification and Receipt of Cleared Buy Funds"* and promptly forward the purchased securities to the Buying Member or Market Professional representing the Invested Member. If the Alternative Securities Market, LLC was the Broker for the transaction, the Alternative Securities Market, LLC will comply with all State and/or Federal Reporting and Registrations (*as required*), and confirmation will be forwarded to both Selling Member, Buy Member, and /or Market Professional representing the Selling or Buying Member.
e. *Failed Transaction – Buy Side* - Any transaction without Cleared Bank Funds being sent to the Selling Member with TEN ALTERNATIVE SECURITIES BUSINESS

DAYS shall result in the Buying Members Alternative Securities Market access being suspended or revoked. **Any illegal action will be dealt with swiftly and the violators will be reported to the appropriate authorities.**

f. *Failed Transaction – Sell Side* – Any transaction where a Buying Member has sent Cleared Bank Funds to the Selling Member, and has not received a confirmation of receipt of Cleared Bank Funds or the securities purchased, shall immediately have their Alternative Securities Market access suspended or revoked. **Any illegal action will be dealt with swiftly and the violators will be reported to the appropriate authorities.**

g. ALTERNATIVE SECURITIES MARKET TRADE RESTRICTION FOR ALL SECURITIES PURCHASED ON THE ALTERNATIVE SECURIITIES MARKET - SECONDARY MARKET – *ALL SECURITIES PURCHASED FROM A SELLING MEMBER ON THE SECONDARY MARKET ARE RESTRICTED FROM ANY RESALE ON THE ALTERNATIVE SECURITIES MARKET FOR A PERIORD OF 30 DAYS.*

7.8.0 – Trade Reporting

The Alternative Securities Market shall cause to be disseminated for publication on the "*Alternative Securities Market Consolidated Market Activity Report*", the sale price of all transactions on the Alternative Securities Market pursuant to the requirements of an effective transactions reporting plan approved by the Board of Directors.

To facilitate the dissemination of the Alternative Securities Market Consolidated Market Activity Report, each Member, Listed Issuer, Market Professional shall cause to be reported to the Alternative Securities Market, as promptly as possible after completion of all transactions, all information each transaction required by the Alternative Securities Market Consolidated Market Activity Report.

An Official of the Alternative Securities Market shall approve any corrections to reports published in any single day's Alternative Securities Market Consolidated Market Activity Report. Any such correction shall be made within one day after detection of any failed transaction or reporting error.

7.9.0 – Execution of Investments

A. NEITHER THE ALTERNATIVE SECURITIES MARKET NOR ITS AGENTS, EMPLOYES, CONTRACTORS, OFFICERS, DIRECTORS, SHAREHOLDERS, COMMITTEE MEMBERS OR AFFILIATES ("ALTERNATIVE SECURITIES MARKET RELATED PERSONS") SHALL BE LIABLE TO ANY USER, MEMBER, LISTED ISSUER, MARKET PROFESSIONAL, OR SUCCESSORS, REPRESENTATIVES OR CUSTOMERS THEREOF, OR ANY PERSONS ASSOCIATED THEREWITH, FOR ANY LOSS, DAMAGES, CLAIM OR EXPENSE:

   a. GROWING OUT OF THE USE OR ENJOYMENT OF ANY FACILITY OF THE ALTERNATIVE SECURITIES MARKET, INCLUDING, WITHOUT LIMITATION, THE ALTERNATIVE SECURITIES MARKET SYSTEMS; OR

b. ARISING FROM OR OCCASIONED BY ANY INACCURACY, ERROR OR DELAY IN, OR OMISSION OF, OR FROM THE COLLECTION, CALCULATION, COMPILATION, MAINTENANCE, REPORTING OR DISSEMINATION OF ANY INFORMATION DERIVED FROM THE SYSTEM OR ANY OTHER FACILITY OF THE ALTERNATIVE SECURITIES MARKET, RESULTING EITHER FROM ANY ACT OR OMISSION BY THE ALTERNATIVE SECURITIES MARKET OR ANY ALTERNATIVE SECURITIES MARKET RELATED PERSON, OR FROM ANY ACT CONDITION OR CAUSE BEYOND THE REASONABLE CONTROL OF THE ALTERNATIVE SECURITIES MARKET OR ANY ALTERNATIVE SECURITIES MARKET RELATED PERSON, INCLUDING, BUT NOT LIMITED TO, FLOOD, EXTRAORDINARY WEATHER CONDITIONS, EARTHQUATE OR OTHER ACTS OF GOD, FIRE, WAR, TERRORISM, INSURRECTION, RIOT, LABOR DISPUTE, ACCIDENT, ACTION OF GOVERNMENT, COMMUNICATIONS OR POWER FAILURE, OR EQUIPMENT OR SOFTWARE MALFUNCTION.

B. EACH MEMBER, LISTED ISSUER AND MARKET PROFESSIONAL EACH EXPRESSLY AGREES, IN CONSIDERATION OF THE ISSUANCE OF ITS MEMBERSHIP IN THE ALTERNATIVE SECURITIES MARKET, TO RELEASE AND DISCHARGE THE ALTERNATIVE SECURITIES MARKET AND ALL ALTERNATIVE SECURITIES MARKET RELATED PERSONS OF AND FROM ALL CLAIMS AND DAMAGES ARISING FROM THEIR ACCEPTANCE AND USE OF THE FACILITIES OF THE ALTERNATIVE SECURITIES MARKET (INCLUDING, WITHOUT LIMITATION, ALL SYSTEMS OF THE ALTERNATIVE SECURITIES MARKET).

C. NEITHER THE ALTERNATIVE SECURITIES MARKET NOR ANY ALTERNATIVE SECURITIES MARKET RELATED PERSON MAKE ANY EXPRESS OR IMPLIED WARRANTIES OR CONDITIONS TO ANY MEMBER, LISTED ISSUER OR MARKET PROFESSIONAL, AS TO RESULTS THAT ANY PERSON OR PARTY MAY OBTAIN FROM THE ALTERNATIVE SECURITIES MARKET SYSTEMS FOR TRADING OR FOR ANY OTHER PURPOSE, AND ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE, TITLE, AND NON-INFRINGEMENT WITH RESPECT TO THE ALTERNATIVE SECURITIES MARKET SYSTEMS ARE HEREBY DISCLAIMED.

CHAPTER VIII
TRADING PRACTICE RULES

Rule 8.1.0 – Market Manipulation

No Member, Listed Issuer or Market Professional shall execute, or cause to be executed, or participate in transaction which there are executed purchases of any security at successively higher prices, for the purpose of creating or inducing a false, misleading or artificial appearance of activity in such security on the Alternative Securities Market, or for the purpose of unduly or improperly influencing the market price for such security or for the purpose of establishing a price which does not reflect the true state of the market for such security.

Rule 8.2.0 – Fictitious Transactions

No Member, Listed Issuer or Market Professional, for the purpose of creating or inducing a false or misleading appearance of activity in a security traded on either the Primary Market or the Secondary Market, or for creating or inducing a false or misleading appearance with respect to the market in such security shall "*Engage in any transaction in which the any Member, Listed Issuer or Market Professional has no true intention in engaging in a transaction that involves a change in the beneficial ownership of a security per the terms or any Offer, Subscription Agreement, Bid or Ask.*"

Rule 8.3.0 – Manipulative Transactions

A. No Member, Listed Issuer or Market Professional shall participate or have any interest, directly or indirectly, in the profits of a manipulative operation, or knowingly manage or finance manipulative operations.

B. Any pool or syndicate organized or used intentionally for the purpose of unfairly influencing the market price or a security shall be deemed to be a manipulative operation.

Rule 8.4.0 – Dissemination of False Information

No Member, Listed Issuer or Market Professional shall make any statement or circulate and disseminate any information concerning any security traded on the Alternative Securities Market which such Member, Listed Issuer or Market Professional knows, or has reasonable grounds for believing is false or misleading, or would improperly influence the market price of such security.

8.5.0 – Trade Reporting

The Alternative Securities Market shall cause to be disseminated for publication on the "*Alternative Securities Market Consolidated Market Activity Report*", the sale price of all transactions on the Alternative

Securities Market pursuant to the requirements of an effective transactions reporting plan approved by the Board of Directors.

To facilitate the dissemination of the Alternative Securities Market Consolidated Market Activity Report, each Member, Listed Issuer, Market Professional shall cause to be reported to the Alternative Securities Market, as promptly as possible after completion of all transactions, all information each transaction required by the Alternative Securities Market Consolidated Market Activity Report.

An Official of the Alternative Securities Market shall approve any corrections to reports published in any single day's Alternative Securities Market Consolidated Market Activity Report. Any such correction shall be made within one day after detection of any failed transaction or reporting error.

CHAPTER IX
LISTINGS & LISTED ISSUERS

The Alternative Securities Market is entrusted with the authority to preserve and strengthen the quality and public confidence in Alternative Securities and Alternative Investments. The Alternative Securities Market stands for Integrity and Ethical practices in order to enhance investor confidence in Alternative Securities and Alternative Investments, thereby contributing to the financial health of the overall economy, and supporting the capital formation process. From the he Alternative Securities Market's Early and Development Stage Companies, to Operating Companies of International Stature, each are recognized as sharing these important traits that we hold true.

The Alternative Securities Market, therefore has broad discretionary authority over the initial and continued listing and trade of securities on the Alternative Securities Market in order to maintain the quality, the public confidence in the Alternative Securities Market, to prevent fraudulent and manipulative acts and practices, to promote just and equitable principles of trade, and to protect investors and the public interest.

The Alternative Securities Market may use such discretion to deny any the application of any Issuer apply for listing for trade, apply additional or more stringent criteria for the initial or continued listing of any securities, or suspend or delist particular securities based on any event, condition, or circumstance that exists or occurs that makes initial or continued listing of the securities on the Alternative Securities Market inadvisable or unwarranted in the opinion of the Alternative Securities Market, even though the securities meet all enumerated criteria for initial or continued listing on the Alternative Securities Market.

Rule 9.1.0 – Use of Discretionary Authority

To further the understanding of this Rule, the Alternative Securities Market has adopted this Rule (Rule 9.1.0) as a non-exclusive description of the circumstances in which the Rule is generally invoked.

The Alternative Securities Market may use its Authority to deny initial or continued listings to a Company when an individual with a history of regulatory misconduct is associated with the Company. Such individuals are typically an officer, director, substantial shareholder, or consultant to the company. In making this determination, the Alternative Securities Market will consider a variety of factors, including (*but not limited to*):

- The nature and severity of the conduct, taken in conjunction with the length of time since the conduct occurred;
- Whether the conduct involved fraud or dishonesty;
- Whether the conduct was securities related;
- Whether the investing public was involved;
- How the individual has been employed since the violative conduct;
- Whether there are continuing sanctions (*either criminal or civil*) against the individual

- Whether the individual made restitution;

- Whether the Company has taken effective remedial action; and

- The totality of the individual's relationship to the Company, giving consideration to:

    - The individual's current or proposed position;
    - The individual's current or proposed scope of authority;
    - The extent to which the individual has responsibility for financial accounting or reporting; and
    - The individual's equity interest.

Based on this review, the Alternative Securities Market may determine that the regulatory history rises to the level of a public interest concern, but may also consider whether remedial measures proposed by the Company, if taken, would allay that concern. Examples of such remedial measures could include any or all of the following, as appropriate:

- The individual's resignation from officer or directors position, and/or other employment with the company;
- Divestiture of stock holdings;
- Termination of contractual arrangements between the company and the individual; or
- The establishment of a voting trust surrounding the individual's shares.

The Alternative Securities Market is willing to discuss with companies, on a "*case-by-case*" basis, what remedial measures may be appropriate to address public interest concerns, and for how long such remedial measures would be required. Alternatively, the Alternative Securities Market may conclude that a public interest concern is so serious that no remedial measure would be sufficient to alleviate it. In the event that the Alternative Securities Market staff denies initial or continued listing based on such public interest considerations, the company may seek review of that determination through the filing of an appeal to the Board of Directors of the Alternative Securities Market. On consideration of such appeal, the Board of Directors of the Alternative Securities Market may accept, reject or modify the Staff's recommendations by imposing conditions.

Requests for Appeals are required to be in writing, and submitted to the Alternative Securities Market Board of Directors by:

By Email:

Legal@AlternativeSecuritiesMarket.com

By Fax:

(213) 596-0492

By Mail:

Alternative Securities Market, Inc.

Attn: Appeals

4050 Glencoe Avenue

Marina Del Rey, California 90292

Appeals submitted to the Board of Directors will be reviewed by all members of the Board of Directors, and a decision will be issued within 30 days of receipt of the request for consideration.

The Alternative Securities Market may also use its discretionary authority, for example, when a company files for protection under any provision of the Federal Bankruptcy Laws or comparable foreign laws, or when financial statements do not contain a required certification.

Although the Alternative Securities Market has broad discretion under this Rule to impose additional or more stringent criteria, this Rule does not provide a basis for the Alternative Securities Market to grant exemptions or exceptions from the enumerated criteria for initial or continued listing, which may be granted solely pursuant to rules explicitly providing such authority.

9.2.0 – Obligation for Companies to Provide Information to the Alternative Securities Market

The Alternative Securities Market may request information or documentation, public or non-public, deemed necessary to make a determination regarding a company's initial or continued listing, including, but not limited to:

- Any material provided or received from the Commission or other Regulatory Authority;
- Financial Statements; or
- Corporate Governance Documents

A company may be denied initial or continued listing if it fails to provide such information within a reasonable period of time, or if a communication to the Alternative Securities Market contains a material misrepresentation or omits material information necessary to make the communication to the Alternative Securities Market not misleading. The company shall provide full and prompt responses to requests by the Alternative Securities Market for information related to unusual market activity or events that may have material impact on trading of its securities on the Alternative Securities Market.

A company must provide the Alternative Securities Market with prompt notification of certain Corporate actions.

1. Executive Officer Leaves the Company
2. All Dividends
3. Stock Splits

4. New Stock Issues
5. Reverse Splits
6. Names Changes
7. Mergers
8. Acquisitions
9. Dissolutions
10. Bankruptcies
11. Liquidations

Rule 9.3.0 – Obligation to File Periodic Reports

A Company shall file all required periodic reports with the Alternative Securities Market as required:

Three Mandatory Investor Reporting Requirement Categories of the Alternative Securities Market:

1) Full Investor Reporting:

    a. Quarterly Un-audited Financial Statements to be emailed to Legal@AlternativeSecuritiesMarket.com within 30 days of the close of each business quarter. Company un-audited financial statements shall be privately distributed to all company investors (*not for public view or distribution*). All un-audited financial statements will be signed as "true and accurate" by the Chief Executive Officer and/or the Chief Financial Officer.

    b. Annual Audited Financial Statement to be emailed to Legal@AlternativeSecuritiesMarket.com within 60 days of the close of each business fiscal year. Company audited financial statements shall be privately distributed to all company investors (*no for public view or distribution*).

    c. Corporate Actions: Certain corporate actions must be disclosed to all Investors no less than TEN calendar days prior to record date. All Corporate Actions will be published on the Company's Page on the Alternative Securities Market (www.AlternativeSecuritiesMarket.com):

        i. All Dividends
        ii. Stock Splits
        iii. New Stock Issues
        iv. Reverse Splits
        v. Name Changes
        vi. Mergers
        vii. Acquisitions
        viii. Dissolutions
        ix. Bankruptcies
        x. Liquidations

2) Limited Investor Reporting:

   a. Quarterly Un-audited Financial Statements to be emailed to Legal@AlternativeSecuritiesMarket.com within 30 days of the close of each business quarter. Company un-audited financial statements shall be privately distributed to all company investors (*not for public view or distribution*). All un-audited financial statements will be signed as "true and accurate" by the Chief Executive Officer and/or the Chief Financial Officer.

   b. Corporate Actions: Certain corporate actions must be disclosed to all Investors no less than TEN calendar days prior to record date. All Corporate Actions will be published on the Company's Page on the Alternative Securities Market (www.AlternativeSecuritiesMarket.com):

      i. All Dividends
      ii. Stock Splits
      iii. New Stock Issues
      iv. Reverse Splits
      v. Name Changes
      vi. Mergers
      vii. Acquisitions
      viii. Dissolutions
      ix. Bankruptcies
      x. Liquidations

3) Non-Investor Reporting: (*limited to Residential Real Estate Clearinghouse, Commercial Mortgage Clearinghouse and Life Settlement Fund Market transactions where securities are issued as "asset backed / secured debt note transactions*).

   a. Monthly Status of the Company Report to be mailed by the Company to all Shareholders each Calendar Month. The "State of the Company Letter" shall detail the current operational status of the Company (or investment), detail information that the CEO feel is necessary for investors to know as it pertains to the future developments of the Company or the investor holdings.

   b. Corporate Actions: Certain corporate actions must be disclosed to all Investors no less than TEN calendar days prior to record date. All Corporate Actions will be published on the Company's Page on the Alternative Securities Market (www.AlternativeSecuritiesMarket.com):

      i. All Dividends
      ii. Stock Splits
      iii. New Stock Issues
      iv. Reverse Splits
      v. Name Changes
      vi. Mergers
      vii. Acquisitions

viii. Dissolutions
ix. Bankruptcies
x. Liquidations

All companies will supply the Alternative Securities Market with:

- Two (2) copies of all reports required, if submitted by mail; or
- A single electronic copy of each report required, if submitted electronically by email to LEGAL@ALTERNATIVESECURITIESMARKET.COM

All required reports must be filed with the Alternative Securities Market on or before the date they are required to be published on the Company's page on the Alternative Securities Market.

Rule 9.4.0 – Listing Issuers of Companies whose Business Plan is to Complete One or More Acquisitions

Generally, the Alternative Securities Market will not permit the initial or continued listing of a company that has no specific business plan or that has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

However, in the case of a company whose business plan is to complete an initial public offering and engage in a merger or acquisition with one or more unidentified companies within a specific period of time, the Alternative Securities Market will permit the listing if the company meets all applicable initial listing requirements, as well as the conditions described below.

1. At least 90% of the gross proceeds from the initial public offering be deposited in a trust account maintained by an independent trustee, an escrow account maintained by an *"insured depository institution"*, as that term is defined in Section 3(c)(2) of the Federal Deposit Insurance Act or in a separate bank account established by a registered broker or dealer (*collectively, a "deposit account"*).

2. Within 36 months of the effectiveness of its initial public offering registration statement, or such shorter period that the company specifies in its registration statement or offering memorandum, the company must complete one or more business combinations having an aggregate fair market value of at least 80% of the value of the deposit account (*excluding any deferred underwriters fees and taxes payable on the income earned on the deposit account*) at the time of the agreement to enter into the initial combination.

3. Until the company has satisfied the condition in paragraph 2 above, each business combination must be approved by a majority of the company's directors.

4. Until the company has satisfied the condition in paragraph 2 above, each business combination must be approved by a majority of the shares of common stock voting at the meeting at which the combination is being considered.

5. Until the company has satisfied the condition in paragraph 2 above, shareholders voting against a business combination must have the right to convert their shares of common stock into a pro rata share of the aggregate amount then in the deposit account (*net of taxes and amounts distributed to management for working capital purposes*) if the business combination is approved and consummated. A company may establish (*set no lower than 10% of the shares sold in the initial offering*) as to the maximum number of shares with respect to which shareholder, together with any affiliate of such shareholder or any person with whom such shareholder is acting as a "*group*" (*as such term is used in Sections 13(d) and 14(d) of the Act*), may exercise such conversion rights. For purposes of this paragraph (5), shareholders excludes officers and directors of the company, the founding shareholders of the company, and family members or affiliates of any of the foregoing persons.

Until the company completes a business combination where all conditions in paragraph 2 above are met, the company must notify the Alternative Securities Market about each proposed business combination. Following each business combination, the combined company must meet the requirements for initial listing. If the company does not meet the requirements for initial listing following a business combination or does not comply with one of the requirements set forth above, the Alternative Securities Market will issue a Delisting Determination and delist the company's securities.

9.5.0 – Business Combination with Non-Alternative Securities Market Entities Resulting in a Change of Control

A company must apply for initial listing in connection with a transaction whereby the company combines with a non-Alternative Securities Market listed company, resulting in a change of control of the company and potentially allowing the non-Alternative Securities Market company to obtain an Alternative Securities Market Listing. In determining whether a change of control has occurred, the Alternative Securities Market shall consider all relevant factors including, but not limited to:

- Changes in the Management;
- Changes to the Board of Directors;
- Changes in voting power;
- Changes in ownership; and
- The financial structure of the company

The Alternative Securities Market shall also consider the nature of the business and the relative size of the Alternative Securities Market listed company and the non-Alternative Securities Market company. The company must submit an application for the post-transaction entity with sufficient time to allow the Alternative Securities Market to complete its review before the transaction is completed. If the company's application for initial listing has not been approved prior to consummation of the transaction, the Alternative Securities Market will issue a Delisting Determination and Delist the company's securities.

9.6.0 – Bankruptcy and Liquidation

The Alternative Securities Market may use its discretionary authority to suspend or terminate the listing of a company that has filed for protection under any provision of the Federal Bankruptcy Laws or comparable foreign laws, or has announced that liquidation has been authorized by its board of directors and that it is committed to proceed, even though the company's securities otherwise meet all enumerated criteria for continued listing on the Alternative Securities Market. In the event that the Alternative Securities Market determines to continue the listing of such a company during a bankruptcy reorganization, the company shall nevertheless be required to satisfy all requirements for initial listing, upon emerging from bankruptcy proceedings.

9.7.0 – Code of Conduct

Each company shall adopt a code of conduct applicable to all directors, officers and employees, which shall be publicly available on the company's page on the Alternative Securities Market (http://www.AlternativeSecuritiesMarket.com). A code of conduct satisfying this Rule must comply with the definition of a "*Code of Ethics*" set out in Section 406(c) of the Sarbanes-Oxley Act of 2002 ("*the Sarbanes-Oxley Act*") and any regulations promulgated thereunder. In addition, the code must provide for an enforcement mechanism. Any waivers of the code for directors or executive officers must be approved by the company's board of directors. Companies shall disclose such waivers within four business days by filing and distributing a Press Release through the ASMG DISCLOSURE & NEWS SERVICE.

Ethical behavior is required and expected of every corporate officer, director and employee of a listed company, whether or not a formal code of conduct exists. The requirement of a publicly available code of conduct applicable to all directors, officers and employees of a company is intended to demonstrate to investors that the Board of Directors and Management of the Alternative Securities Market has carefully considered the requirements of ethical dealing of a company, and to ensure that each company has put in place a system to ensure that they become aware of and take prompt action against any questionable behavior. For company personnel, a code of conduct with enforcement provisions provides assurance that reporting of questionable behavior is protected and encouraged, and fosters an atmosphere of self-awareness and prudent conduct.

Rule 9.7.0 requires companies to adopt a code of conduct complying with the definition of a "*code of ethics*" under Section 406(c) of the Sarbanes-Oxley Act of 2002 ("*the Sarbanes-Oxley Act*") and any regulations promulgated thereunder by the Commission. Thus, the code must include such standards as are reasonably necessary to promote the ethical handling of conflicts of interest, full and fair disclosure, and compliance with laws, rules and regulations, as specified by the Sarbanes-Oxley Act. However, the code of conduct required by Rule 9.7.0 must apply to all directors, officers and employees. Companies can satisfy this obligation by adopting one or more codes of conduct, such that all directors, officers and employees are subject to a code that satisfies the definition of a "code of ethics".

As the Sarbanes-Oxley Act recognizes, investors are harmed when real or perceived private interest of a director, officer or employee is in conflict with the interests of the company, as when the individual receives improper personal benefits as a result of his or her position with the company, or when the individual has other duties, responsibilities or obligations that run counter to his or her duty to the company. Also, the disclosures a company makes to the Alternative Securities Market are the essential source of information about the company for regulators and investors – there can be no question about the duty to make them fairly, accurately and timely.

Finally, illegal action must be dealt with swiftly and the violators reported to the appropriate authorities. Each code of conduct must require that any waiver of the code for executive officers or directors may be made only by the board of directors, and must be disclosed to shareholders, along with the reasons for the waiver. Any waivers of the code for directors or executive officers must be approved by the company's board of directors. Companies shall disclose such waivers within four business days by filing and distributing a Press Release through the ASMG DISCLOSURE & NEWS SERVICE. This disclosure requirement provides investors the comfort that waivers are not granted except where they are necessary and warranted, and that they are limited and qualified so as to protect the company and its shareholders to the greatest extent possible.

Each code of conduct must also contain an enforcement mechanism that ensures prompt and consistent enforcement of the code, protection for persons reporting questionable behavior, clear and objective standards for compliance, and a fair process by which to determine violations.

9.10.0 – Failure to Meet Listing Standards

Securities of a company that does not meet the listing standards set for forth in this Rule Book are subject to Delisting from, or denial of initial listing on the Alternative Securities Market. The Alternative Securities Market is responsible for identifying deficiencies that may lead to Delisting or Denial of a listing application; notifying the company of the deficiency or denial; and issuing Delisting Determinations.

When the Alternative Securities Market determines that a Company does not meet a Listing Standard as set forth in this Rule Book, it will immediately notify the company of the deficiency. As explained below in more detail, deficiency notifications are three types:

- *Alternative Securities Market Delisting Determination* – which are notifications of deficiencies, and unless appealed, are subject the company's to immediate suspension and delisting;
    - Inform the company of the factual bases for the Alternative Securities Market's determination of delisting, and the quantitative standard the company has failed to satisfy;
    - Provides the company with instruction regarding its obligation to disclose the deficiency under Alternative Securities Market Rules; and
    - Inform the company:
        - In the case of a Delisting Determination, the Company's securities will be suspended as of the date certain; the company has a right to appeal the Delisting Determination to the Board of Directors of the Alternative Securities Market, and that a request for appeal must be received by the Alternative Securities Market in writing within Seven Calendar Days. The Company's securities will remain suspended from all trading pending the appeal process.

- A company that receives a notification of Delisting is required to make a public announcement disclosing receipt of the notification and the Rule(s) upon which the deficiency is based.

- *<u>Alternative Securities Market Notifications of Deficiencies (Type I)</u>*– allows a company to submit a plan of compliance for review by the Chief Executive Officer of the Alternative Securities Market. A decision for Delisting has not been made;

    - Inform the company of the factual bases for the Alternative Securities Market's determination of Deficiency, and the quantitative standard the company has failed to satisfy;

    - Provides the company with instruction regarding its obligation to disclose the deficiency under Alternative Securities Market Rules; and

    - Inform the company:

        - In the case of a Notice of Deficiency (Type I), the company may submit a plan of compliance for review by the Chief Executive Officer of the Alternative Securities Market.
        - The deadline by which a plan must be submitted
        - That if the required plan of compliance is not received by the required deadline, the company's securities may be subject to immediate suspension of trading and consideration for Delisting.

    - A company that receives a notification of Deficiency is required to make a public announcement disclosing receipt of the notification and the Rule(s) upon which the deficiency is based. A company that receives a notification of deficiency related to the failure to file an Investor Reporting Document on the date in which the report was due is required to make the public announcement by issuing a press release disclosing receipt of the notification and the Rule(s) upon which the Deficiency is based, in addition to filing any required Investor Reporting items, OR providing a date that is within 30 days of the press release, when the report will be available to the public, and the reasons for such delay.

- *<u>Alternative Securities Market Notifications of Deficiencies (Type II)</u>* – a notice that allows for an automatic cure or compliance period. Alternative Securities Market Notifications of Deficiencies generally allow for submission or a compliance plan, or an automatic cure, or compliance period may result, after review by the Alternative Securities Market of the compliance plan or, expiration of the cure, or compliance period.

    - Inform the company of the factual bases for the Alternative Securities Market's determination of Deficiency, and the quantitative standard the company has failed to satisfy;

- Provides the company with instruction regarding its obligation to disclose the deficiency under Alternative Securities Market Rules; and

- Inform the company:

  - In the case of a Notice of Deficiency (Type II), of the compliance items required to be received or cured for the automatic cure, and details on the compliance period, and expiration date of the compliance period.
  - The deadline by which a compliance items are required.
  - That if the required information is not received by the required deadline, the company's securities may be subject to immediate suspension of trading and consideration for Delisting.

- A company that receives a notification of Deficiency is required to make a public announcement disclosing receipt of the notification and the Rule(s) upon which the deficiency is based. A company that receives a notification of deficiency related to the failure to file an Investor reporting document on the date in which the report was due is required to make the public announcement by issuing a press release disclosing receipt of the notification and the Rule(s) upon which the Deficiency is based, in addition to filing any required Investor Reporting items, OR providing a date that is within 30 days of the press release, when the report will be available to the public, and the reasons for such delay.

For items requiring a review, after compiling all responses from a company to which notice has been served regarding an Alternative Securities Market Notification of Deficiency, the information will be presented to the Chief Executive Officer of the Alternative Securities Market, who will review all information, and make any determination about Continued Listing, Delisting or Denial of a Listing Application.

Should the Chief Executive Officer of the Alternative Securities Market find just cause for the company to be Delisted, the company will be served notice of the Delisting order, and the Delisting process will begin immediately.

- *Appeal*: Delisting Decisions may be appealed to the Board of Directors of the Alternative Securities Market for consideration. Requests for Appeals are required to be in writing, and submitted to the Alternative Securities Market Board of Directors by:

  By Email:

  Legal@AlternativeSecuritiesMarket.com

  By Fax:

  (213) 596-0492

By Mail:

Alternative Securities Market, Inc.

Attn: Appeals

4050 Glencoe Avenue

Marina Del Rey, California 90292

Appeals submitted to the Board of Directors of the Alternative Securities Market will be reviewed by all members of the Board of Directors, and a decision will be issued within 30 days of receipt of the request for Appeal.

Rule 9.11.0 – Re-Listing of a Company

A company that has been the subject of a Delisting must comply with the requirements for initial listing to be considered for re-listing. A company that has been suspended, but that has not been subject to a Delisting, shall be required to meet all compliance issues resulting in any suspension from trading, once all compliance items have been satisfied, the company will be allowed to continue trading.

Rule 9.12.0 – Voluntary Termination of Rights as an Issuer:

A Listed Issuer of the Alternative Securities Market may voluntarily terminate its rights as a Listed Issuer only by a written *"Voluntary Delisting Request"* addressed to the Alternative Securities Market's Secretary.

By Email:

Legal@AlternativeSecuritiesMarket.com

By Fax:

(213) 596-0492

By Mail:

Alternative Securities Market, Inc.

Attn: Delisting

4050 Glencoe Avenue

Marina Del Rey, California 90292

Such Voluntary Delisting Request shall immediately take effect following the receipt of such written Voluntary Delisting Request.

Any Voluntary Delisting Request as a Listed Issuer does not relive the Listed Issuer from:

- Any and all indebtedness due the Alternative Securities Market (*Alternative Securities Market, Inc*), Alternative Securities Market, LLC or Alternative Securities Markets Group Corporation;
- Any Alternative Securities Market investigation or disciplinary action brought against the Listed Issuer; and
- Any examination of such Listed Issuer that may be process.

CHAPTER X
FEES & CHARGES

Rule 10.1.0 – Authority to Charge Fees and Other Charges

The Alternative Securities Market may prescribe such reasonable fees or other charges as it may, in its discretion, deem appropriate. Such fees and charges may include, but are not limited to:

- Initial Application Fees;
- Market Transaction Fees;
- Monthly Listed Issuer Fees;
- Filing Fees;
- And other fees as the Alternative Securities Market may determine.

ALL SUCH FEES AND CHARGES SHALL BE EQUITABLY ALLOCATED AMONG ALL MEMBERS, LISTED ISSUERS AND MARKET PROFESSIONALS.

Rule 10.2.0 – Regulatory Transaction Fee

The Alternative Securities Market may be required to pay certain fees to the Commission. To help fund the Alternative Securities Market's anticipated operating expenses and any obligations to the Commission, the Alternative Securities Market has incorporated a "*Transaction Fee*" to all investment transactions facilitated on the Alternative Securities Market.

Each transaction engaged on the Alternative Securities Market will be subject to a Transaction Fee of:

- **1/10th of 1% of the gross purchase of any securities.**

This amount is required to be paid by the party that sold the securities in the transaction. This Fee is subject to change at any time without notice.

Rule 10.3.0 – Schedule of Fees

The Alternative Securities Market will provide all Members, Listed Issuers and Market Professionals with notice of all relevant fees and charges of the Alternative Securities Market. Such notice may be made available to Members, Listed Issuers and Market Professionals on the Alternative Securities Market website (www.AlternativeSecuritiesMarket.com), or its Parent Company's Website at (http://www.ASMGCorp.com).

CHAPTER XI
BUSINESS CONDUCT

Rule 11.1.0 – Adherence to Law

No Member, Listed Issuer or Market Professional shall engage in conduct in violation of the Securities Act, the Exchange Act, the Rules of the Alternative Securities Market, or the rules of any Clearing Corporation insofar as they relate to the reporting or clearance of any securities transaction, or any written interpretation thereof.

Every Member, Listed Issuer or Market Professional shall supervise any "*associated person*" with that Member, Listed Issuer or Market Professional is associated, as to assure the associated person's compliance therewith.

Rule 11.2.0 – Rumors

No Member, Listed Issuer, Market Professional or Associated Person associated with the Alternative Securities Market shall circulate, in any manner, rumors of a character which might affect market conditions in any security; provided, however that this rule shall not prohibit discussion of unsubstantiated information, so long as its source and unverified nature are disclosed.

Rule 11.3.0 – Prevention of the Misuse of Material Non-Public Information

A. Every Member, Listed Issuer and Market Professional shall establish, maintain and enforce written policies and procedures reasonably designed, taking into consideration the nature of the Member, Listed Issuer or Market Professional's business, to prevent the misuse of material non-public information by a Member, Listed Issuer or Market Professional, or by an associated person that is associated with a Member, Listed Issuer or Market Professional, that is in violation of the Federal Securities Laws or the Rules of the Alternative Securities Market.

B. Misuse of material non-public information includes, but is not limited to:

   a. Trading in any securities by a corporation, or in any related securities, while in possession of material non-public information concerning that corporation;

   b. Trading in an underlying security while in possession of material non-public information concerning imminent transactions in the underlying security or related securities; and

   c. Disclosing to another person any material non-public information involving a corporation whose shares are traded on the Alternative Securities Market, or another Over-the-Counter Securities Market or Regulated Market, or disclosing an imminent transaction in an underlying security, or related securities for the purpose of facilitating the possible misuse of such material non-public information.

C. Each Member, Listed Issuer and Market Professional shall establish, maintain and enforce the following policies and procedures as appropriate for the nature of the Member, Listed Issuer or Market Professional's business:

   a. All associated persons must be advised in writing of the prohibition against the misuse of material non-public information.

   b. Signed attestations from the Member, Listed Issuer, Market Maker and all associated persons affirming each person's awareness of, and agreement by, the aforementioned prohibitions must be maintained for at least three (3) years, the first two (2) years in an easily accessible place.

D. ANY MEMBER, LISTED ISSUER, MARKET PROFESSIONAL OR ASSOCIATED PESON WHO BECOMES AWARE OF ANY POSSIBLE MISUSE OF MATERIAL NON-PUBLIC INFORMATION MUST PROMPTLY NOTIFY THE ALTERNATIVE SECURITIES MARKET.

Rule 11.4.0 – Regulatory Cooperation

A. The Alternative Securities Market may enter into agreements that provide for the exchange of information and other forms of mutual assistance for market surveillance, investigative enforcement and other regulatory purposes, which domestic and foreign self-regulatory organization, as well as associations and contract markets and the regulators of such markets.

B. No Member, Listed Issuer, Market Professional or Associated Person subject to the jurisdiction of the Alternative Securities Market shall refuse to appear and testify before the any self-regulatory organization in connection with a regulator investigative, examination or disciplinary proceeding, or refuse to furnish documentary materials, or other information, or otherwise impede or delay such investigation, examination or disciplinary proceeding if the Alternative Securities Market, or a self-regulatory organization requests such information or testimony in connection with an inquiry resulting from an agreement entered into by the Alternative Securities Market pursuant to paragraph (a) of this Rule. The requirements of this paragraph B shall apply regardless whether the Alternative Securities Market has itself initiated an investigation or disciplinary proceeding.

C. ALTERNATIVE SECURITIES MARKET, LLC – BROKER DEALER BUSINESS

- The Alternative Securities Market, LLC, a California Limited Liability Company, is a wholly owned subsidiary of the Alternative Securities Markets Group Corporation, and is a California Registered Broker Dealer. A copy of the Company's SEC Form BD as filed with the State of California is attached as an Exhibit to this Registration Statement, along with the Chief Executive Officer's Securities Licenses.

- The Company filed as a Broker Dealer with the State of California in March of 2015, and expects to file as a Broker Dealer in the States of California. The Company expects to register as a Broker-Dealer in all 50 states, as well as the District of Columbia, Puerto Rico and the Virgin Islands during the year of 2015.

- The Alternative Securities Market, LLC is the Exclusive Broker-Dealer for all Primary Market Issuers on the Alternative Securities Market. The Alternative Securities Market, LLC receives a 10% cash commission for sales of all securities by Alternative Securities Market Issuers on the Primary Market of the Alternative Securities Market.

- The Alternative Securities Market, LLC anticipates having more than 350 Public Offerings for Issuers on the Primary Market of the Alternative Securities Market for which it is the Primary Broker Dealer. The average offering size is anticipated to be $2,500,000 USD ($875,000,000 total offerings) with a commissionable potential income of $87,500,000.

- Anticipated Costs (use of the 10% Commissionable Income):
  - 5% of all Offering Proceeds paid to Alternative Securities Market, LLC Brokers
  - 1% Cost of Operations (Office)
  - 1% Cost of Marketing and Advertising
  - 1% Management Fees
  - 2% Net Profit

- If the Alternative Securities Market, LLC does 350 Initial Public Offerings per year for Issuers on the Alternative Securities Market with an average Offering of $2,500,000 each.

  - $43,750,000 Commissions paid out to Alternative Securities Market, LLC Brokers
  - $8,750,000 Total Costs of Operations
  - $8,750,000 Costs of Marketing and Advertising all Public Offerings
  - $8,750,000 Management Fees and Performance Bonuses
  - $17,500,000 Net Profit

- The Alternative Securities Market expects to have 100 qualified Regulation A Securities Offerings on the Alternative Securities Market in 2015, with an average offering amount of $2,500,000 (the Firm currently has 40 Regulation A Offerings under agreement for 2015).

Alternative Securities Market, LLC Business Strategy

Increase Number of Stock Brokers: The Company intends to expand its distribution network by recruiting high quality candidates to be Stock Brokers. The Company's current objective is to employ and train 30 to 35 total stock brokers in 2015, and increase that number to 100 stock brokers in 2016. After reaching the goal of 100 stock brokers, we plan to continue our growth at a rate of a minimum of 30% per annum.

Bridge Income Program: The "Alternative Securities Market Bridge Income Program", is a program that will provide newly recruited Alternative Securities Market Stock Brokers with a source of earnings until they can develop the skills and client base necessary to earn a stable income from commissions. The Company believes this program, which is currently estimated to provide between $2,500 and $4,000 per month for up to six months, will be critical in increasing the number of new "quality" stock brokers, improving retention, and increasing average first-year sales production.

Expand Geographic Scope: The Alternative Securities Market, LLC intends to pursue geographic expansion of its sales force. In larger communities, the Alternative Securities Market, LLC intends to begin establishing new division offices within 18-24 months, that will accommodate up to 20 Stock Brokers, and in smaller communities or suburban areas the Alternative Securities Market, LLC intends to open offices with facilities to accommodate a smaller group of Alternative Securities Market Stock Brokers.

D. TERMS AND CONDITIONS

The following is a summary of the certain principal terms of Stock Ownership in Alternative Securities Markets Group Corporation.

The Issuer	Alternative Securities Markets Group is a California Stock Corporation.
Company Managers	Biography for Mr. Steven J. Muehler, the Company's Founder and Chief Executive Officer (*and temporary Chief Financial Offcier*), can be found starting on Page 117 of this Offering.
Minimum Capital Commitment	Each investor will be required to make an investment of a minimum of one Secured Investment Certificate
Securities Offered	$5,000,000 in aggregate principal amount of Secured Investment Certificates
Term of the Offering	The Offering will begin when this Offering is qualified by the Commission and will terminate on the earlier to occur: (1) the date is not more than one year after this Offering Circular is qualified by the Commission, and (ii) the date on which $5,000,000 of Certificates qualified hereunder have been sold. The Certificates are being offered on an ongoing and continuous basis.
Interest Rate	The Interest Rate for each Secured Investment Certificate will be based on the formula set forth in this Offering Circular and varies according to the term of the Certificate. The Minimum and the Maximum Fixed Interest Rates which are offered will change from time to time in response to changes to the current Wall Street Journal's Prime Rate data obtained from the Wall Street Journal, or a similar credible source. The Interest Rates for new Certificates are set on the First Monday of each month at the start of business based on the Wall Street Journal's Prime Rate on that day. Such Rates are paid on all Certificates issued between the start of business on that Monday and the close of business on the last day prior to the First Monday of the next month. Interest is calculated and accrues daily. To determine the current rates, prospective Investors in the Secured Investment Certificates should call the Company at (213) 407-4386, or consult the web pages: http://www.ASMGCorp.com or http://www.AlternativeSecuritiesMarket.com.
Maturity Date	The Secured Investment Certificates will be offered in maturities of 6 to 18 months from the date issued, with a Fixed Interest Rate depending on the term.
Rollover at Maturity	When a Certificate matures, unless the Holder notifies the Company ten business days before the maturity date that it does not wish to let the Certificate rollover and presents the Certificate for payment, the Company otherwise elects, it is automatically rolled-over into a new Certificate at the Interest Rate then being offered by the Company. The rolled-over Certificate will bear interest at the then current Interest Rate for newly Issued Certificates, based on the same term as originally elected by the Holder.
Interest Payment Dates	The Company will pay Interest on Secured Investment Certificates quarterly, Semi-annually or at Maturity, at the Holder's option.
Optional Prepayment	The Company may prepay some or all of the Secured Investment Certificates at the Company's option without premium or penalty.
Use of Proceeds	The net proceeds from this Offering will be used to Fund the ongoing operations of the ALTERNATIVE SECURITIES MARKETS GROUP CORPORATION
Collateral	The Alternative Securities Markets Group Corporation holds senior debt notes and minority stock equity positions in each of the Company's listed on the ALTERNATIVE SECURITIES MARKET as detailed at: http://www.AlternativeSecuritiesMarket.com. These debt notes and equity stocks in each of these companies are the "Assets" that are the collateral for all Investment Certificates. Investors of the Company's Secured Investment Certificates will have a Joint Senior Lien Position on all "Assets" of the Company (Senior Lien is for 50% of the total portfolio of debt notes and equity securities, while Investors associated with an offering of Alternative Securities Market, LLC will have a claim to the other 50% of the total portfolio of debt and equity securities as defined in this Offering), and this Joint Senior Lien

shall serve as the Collateral for all Company issued Secured Investment Certificates.

Guarantees	The Secured Investment Certificates are guaranteed by the Alternative Securities Markets Group Corporation.
Ranking	The Secured Investment Certificates will: • Rank equally with all of the Company's existing and future secured debt indebtedness, if any, and; • Rank senior to all of the Company's future subordinated indebtedness, if any.
Risk Factors	See "Risk Factors" for a discussion of certain factors that you should carefully consider before investing in the Certificates
Governing Law	California

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ITEM 7. DESCRIPTION OF PROPERTY.

The Company does not own any real estate. The Company currently rents office spaces at 4050 Glencoe Avenue, Marina Del Rey, California 90292.

ITEM 8. DIRECTORS, EXECUTIVE OFFICERS, AND SIGNIFICANT EMPLOYEES

(a) *Directors and Executive Officers.*

A. Directors and Executive Officers. The current officer and director will serve for one year or until his respective successor(s) are elected and qualified.

Name	Position	
Mr. Steven Joseph Muehler	***Founder & Chief Executive Officer***	***Age: 39***

Mr. Steven Muehler is the the Founder and Chief Executive Officer of the Alternative Securities Markets Group Corporation.

A true pioneer in the private equity investments industry, Mr. Muehler has led the Alternative Securities Markets Group Corporation in its growth into one of the leading CrowdFunding Markets, a multi-state Registered Investment Advisory Firm and a leading global alternative securities investment management firm. Mr. Muehler is actively involved in managing the firm's day-to-day operations and serves on each of the Market Tiers Portfolio Management Committees.

Mr. Muehler has more than fifteen years in Investment Banking and Corporate Finance, holding senior financial management and business development positions in both regional banks and international finance companies. Mr. Muehler has extensive experience in structuring business plans, private and public securities offerings, and fund raising efforts for early stage to mid-cap companies. His areas of expertise are in Commercial and Residential Real Estate Development, Energy, BioFuels, Mining & Mineral Rights, Oil & Natural Gas, Medical Device and Pharmacy and New Technology.

Prior to founding of the Alternative Securities Markets Group in the Fall of 2014, Mr. Muehler was a private capitalization consultant from 2008 to 2014. Mr. Muehler served four years in the United States Marine Corps (1995 to 1999) before attending college in South Carolina. After college, Mr. Muehler held positions in the Finance Departments of Riverview Community Bank where he was a sales team leader in the Real Estate Lending department, WCI Communities where he was a member of the Financial Resources Division, and Allied Capital Corporation where he was the head of residential lending operations for one of the Firm's Minneapolis, Minnesota Branches. It was with these companies that Mr. Muehler worked extensively with multinational finance and investment firms in syndicating fund raising and has guided dozens of companies in the capital formation process. Mr. Muehler has also served as a business consultant to a variety of midmarket companies providing strategic and financial modeling, business development training, and management assessment.

Mr. Muehler lives in Los Angeles, California with his wife and Two Daughters. Mr. Muehler is also the host of the Radio / HD WebTV and Podcast Show "Steve Muehler, On the Corner of Main Street and Wall Street". More information about Mr. Muehler can be found at: www.SteveMuehler.com; http://www.ASMGCorp.com, and www.AlternativeSecuritiesMarket.com.

B. *Significant Employees.* All Members of Alternative Securities Markets Group Corporation as listed above are each considered "*Significant Employees*", and are each "Executive Officers" of the Company. The Company would be materially adversely affected if it were to lose the services of any member of Alternative Securities Markets Group Corporation listed above as each he has provided significant leadership and direction to the Company.

C. *Family Relationships.* None

D. *Involvement in Certain Legal Proceedings.* There have been no events under any bankruptcy act, any criminal proceedings and any judgments, injunctions, orders or decrees material to the evaluation of the ability and integrity of any director, executive officer, promoter or control person of Registrant during the past five years.

E. Legal proceedings. There are not presently any material pending legal proceedings to which the Registrant is a party or as to which any of its property is subject, and no such proceedings are known to the Registrant to be threatened or contemplated against it.

ITEM 9. EXECUTIVE COMPENSATION.

In March of 2015, the Company adopted a compensation program for Company Management. Accordingly, Management of Alternative Securities Markets Group Corporation will be entitled to receive an annual salary of:

Mr. Steven J. Muehler, CEO	$150,000.00

Officer Compensation

The Company does not currently pay any cash fees to any Officer of the Company beyond those listed above.

Directors and Advisors Compensation

The Company does not currently pay any cash fees to any Director or Advisor of the Company or any member or employee of the Company beyond those listed above.

Significant Employees

The Company has no significant employees other than the Company Managers named in this prospectus.

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ITEM 10. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

(a) Security ownership of certain beneficial owners.

The following table sets forth, as of the date of this Registration Statement, the number of common stock or preferred stock shares owned of record and beneficially by executive officers, directors and persons who hold **5% or more of the outstanding Common Stock of the Company**. Also included are the shares held by all executive officers and directors as a group.

Name & Address	Amount Owned Prior to Offering	Amount Owned After Offering
Mr. Steven Joseph Muehler	Preferred	0%
(1) (2)	Common	100%

ITEM 11. INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS.

Related Party Transactions

The Company's majority shareholder is Mr. Steven Joseph Muehler. Mr. Muehler currently owns 100% of the total Issued and Outstanding Common Stock Shares of Alternative Securities Markets Group Corporation. Consequently, this sole shareholder controls the operations of the Company and will have the ability to control all matters submitted to Shareholders for approval, including:

- Election of the board of directors;
- Removal of any directors;
- Amendment of the Company's certificate of incorporation or bylaws; and
- Adoption of measures that could delay or prevent a change in control or impede a merger, takeover or other business combination.

Mr. Steven J. Muehler will thus have complete control over the Company's management and affairs. Accordingly, this ownership may have the effect of impeding a merger, consolidation, takeover or other business consolidation, or discouraging a potential acquirer from making a tender offer to purchase the Company. This registration statement contains forward-looking statements and information relating to us, our industry and to other businesses.

Except as otherwise indicated herein, there have been no related party transactions, or any other transactions or relationships required to be disclosed pursuant to Item 11 of Form 1-A, Model B.

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ITEM 12. SECURITIES BEING OFFERED.

Secured Investment Certificates

A maximum of FIFTY THOUSAND Secured Investment Certificates are being offered to the public at $100.00 per Secured Investment Certificate. There is no minimum. A maximum of $5,000,000 will be received from the offering. All Secured Investment Certificates are being offered by the Company and no Secured Investment Certificates are being offered by any selling shareholders. The Company will receive all proceeds from the sale of its Secured Investment Certificates.

Description of the Secured Investment Certificates:

The following description is a summary of the material provisions of the Secured Investment Certificates. It does not restate the terms and material provisions of the Secured Investment Certificates in their entirety. The Company urges you to read the Secured Investment Certificates because they, and not this description, will define your rights as a Holder of these Secured Investment Certificates. A copy of the proposed form of the Secured Investment Certificates is available to you upon request.

Brief Description of the Secured Investment Certificates:

The Secured Investment Certificates will be our secured obligations and will:

- Rank equally with all of the Company's existing and future secured debt indebtedness, if any, and;
- Rank senior to all of the Company's future subordinated indebtedness, if any.

Principal, Maturity and Interest:

The Secured Investment Certificates will be issued in the minimum amount of $100, and in multiples of $100. The Secured Investment Certificates will be offered at maturities of 6 to 18 months from the date issued, with a Fixed Interest Rate. The Company will typically issue Secured Investment Certificates on the same day or next day, after deposit by the Company of the subscriber's payment check and the check is collected by the Company's Bank.

The Interest Rate for each Secured Investment Certificate will be based on the formula set forth below and varies according to the term of the Secured Investment Certificate. The minimum and the maximum Fixed Interest Rates which are offered will change from time to time in response to changes in the current Wall Street Journal's Prime Rate data obtained from the Wall Street Journal, or a similar credible source. The Interest Rates for new Certificates are set on the First Monday of each month at the start of business based on the Wall Street Journal's Prime Rate that day. Such rates are paid on all Secured Investment Certificates issued between the start of business on that Monday and the close of business on the last day prior to the First Monday of the next month. Interest is calculated and accrues daily based upon a 30-day month and a 360-day year. To determine the current rates, prospective investors in the Certificates should call the Company at (213) 407-4386, or consult the web pages: http://www.AlternativeSecuritiesMarket.com or http://www.ASMGCorp.com.

The Interest Rates for each Certificate is based on the following formula and varies according to the term of the Certificates as follows:

TERM	WALL STREET JOURNAL'S PRIME RATE	INTEREST RATES AS OF MARCH 2nd, 2015
6 MONTHS	Prime Plus 5%	8.25%
9 MONTHS	Prime Plus 6%	9.25%
12 MONTHS	Prime Plus 7%	10.25%
15 MONTHS	Prime Plus 8%	11.25%
18 MONTHS	Prime Plus 9%	12.25%

The "Prime Rate", as reported by the Wall Street Journal's Bank Survey, is among the most widely used benchmark in setting home equity lines of credit and credit card rates. It is in turn based on the Federal Funds Rate, which is set by the Federal Reserve.

The Company will pay interest on Secured Investment Certificates quarterly, semi-annually or at maturity, at the Holder's option.

For Example, if you invested $1,000 on January 8th, 2015:

1. The Wall Street Journal's Prime Rate that would be used would be the rate posted by the Wall Street Journal on Monday, January 5th, 2015.
2. The total Interest Rate that you would receive would be based on the term that you selected as set forth below; and
3. Your Interest Payments would be paid at maturity, for loans of TWELVE MONTHS OR LESS, or annually for loans of 15 months or 18 months as set forth below.

TERM	WALL STREET JOURNAL'S PRIME RATE	INTEREST RATES AS OF January 5th, 2015	INTEREST PAYMENTS AND PAYMENT DATES
6 MONTHS	Prime Plus 5%	8.25%	$41.25 on July 8th, 2015
9 MONTHS	Prime Plus 6%	9.25%	$69.38 on October 8th, 2015
12 MONTHS	Prime Plus 7%	10.25%	$102.50 on January 8th, 2015
15 MONTHS	Prime Plus 8%	11.25%	$112.50 on January 8th, 2015 $28.13 on April 8th, 2015
18 MONTHS	Prime Plus 9%	12.25%	$122.50 on January 8th, 2015 $61.25 on July 8th, 2015

If you invested $1,000, then interest would be payable, calculated on the higher principal amount, on the dates set forth above, at your option, quarterly on each of March 8th, June 8th, September 8th and January 8th until Maturity.

Optional Prepayment:

The Secured Investment Certificates maybe prepaid in whole or in part at any time prior to their respective Maturity dates without premium or penalty.

Events of Default:

The Secured Investment Certificates provide that each of the following constitutes an "Event of Default" with respect to the Secured Investment Certificates:

1. The failure to make a payment when due under the Certificates (i) of any interest payment within five (5) business days of when the interest payment is due, or (ii) of the entire outstanding balance of principal and interest on the maturity date; or
2. If the Company voluntarily files a petition under the Federal Bankruptcy Code, or under any similar or successor Federal Statute relating to Bankruptcy, Insolvency Arrangements, or Reorganizations; of if the Company fails to obtain a vacation or stay of Involuntary Proceedings brought for the Reorganization, Dissolution or Liquidation of the Company; or if the Company is adjudged a Bankrupt, or upon the Company's Dissolution, Business Failure or Discontinuance as a going concern business; or if a trustee or receive shall be appointed for the Company's property; or if there is an attachment, execution or other judicial seizure of any portion of the Company's assets, and such seizure is not discharged within ten (10) days.

In any Event of Default occurs and is continuing, at the option of the Holders, the entire outstanding principal balance due under the Secured Investment Certificates and all accrued and unpaid Interest on the Secured Investment Certificates will become immediately due and payable by the Company without further action or notice at the option of the Holders.

Form of Certificates:

All Secured Investment Certificates will be issued in fully registered form. The Company is entitled to treat the Registered Holder shown on its records as the owner of the Secured Investment Certificate for all purposes. Ownership of a Secured Investment Certificate may be registered in the name of any two or more named persons as joint tenants with right of survivorship, as tenants in common or as tenants by the entireties, and payment of principal and interest on any Secured Investment Certificates so registered will be made to the person or persons entitled to receive such payment as their interests may appear.

Payment or Rollover at Maturity:

The Secured Investment Certificates will be subject to automatic rollover. Fifteen business days before the Maturity Date of the Secured Investment Certificate, the Company will send a notice to the Holder by First Class Mail at the Holder's address that the Secured Investment Certificate is going to mature and request whether the Holder wishes to let the Certificate rollover, or to be repaid. The Company will repay Holders who notify in TEN BUSINESS DAYS BEFORE THE MATURITY DATE that they wish to be repaid. Unless the Holder notifies the Company TEN BUSINESS DAYS BEFORE THE MATURITY date that it does not wish to let the Secured Investment Certificate rollover and presents the Secured Investment Certificate for payment, or the Company otherwise elects to repay the Secured Investment Certificate, the Secured Investment Certificate will be automatically rolled-over into a new Secured Investment Certificate at the Interest Rate then being offered by the Company based on the same term as the original Secured Investment Certificate. The Holder may elect to rollover all, or a portion of, the Secured Investment Certificates it owns. To determine the Interest Rate applicable to the rolled-over Secured Investment Certificates, Holders should call the Company at (213) 407-4386, or consult the web pages: http://www.ASMGCorp.com or http://www.AlternativeSecuritiesMarket.com. The rolled-over Certificate will bear interest at the then current Interest Rate for newly issued Secured Investment Certificates, based on the formula described above, the maturity date will be extended for an additional term of identical length as the original Secured Investment Certificate, and the frequency and Interest Payments will be identical to the frequency of the original Secured Investment Certificate.

Due to automatic rollover, Investors will not receive payment of principal at Maturity or subsequent payment dates unless the Investor complies with the procedures for notification and delivery of Secured Investment Certificates. In order to receive payment of principal upon maturity, the Holder must notify the Company TEN BUSINESS DAYS before the Secured Investment Certificate's Maturity Date that it elects not to let the Secured Investment Certificate rollover and it must present the Secured Investment Certificate to the Company for payment. Notification and delivery of the Secured Investment Certificate must be made to the Company's office located at 4050 Glencoe Avenue, Marina Del Rey, California 90292, Attention: Investor Services, or by Email to: LEGAL@ALTERNATIVESECURITIESMARKET.COM, by the Secured Investment Certificate's Maturity Date. In order to be effective, such notification must be received at the Company's office, or by Email, by the Maturity Date. If the Company does not receive the notification by such time, the Secured Investment Certificate(s) will be rolled-over.

For example, if your original Secured Investment Certificate had a term of 15 months, and you elected to be paid interest quarterly, the rolled-over Secured Investment Certificate would also have a term of 15 months, interest would be paid quarterly and the Interest Rate would be based on the above formula for new Secured Investment Certificates with a term of 15 months. If you have any questions regarding the rollover of Secured Investment Certificates, please call the Company at (213) 407-4386.

Lost, Stolen or Destroyed Secured Investment Certificates: Issuance of New Secured Investment Certificates:

If a Holder loses his or her Secured Investment Certificate is stolen or destroyed, the Company will issue a new Secured Investment Certificate in the place of the lost, stolen or destroyed Secured Investment Certificate if the Holder gives the Company a bond sufficient to indemnify the Company against any claim that may be made against it on account of the alleged loss, theft or destruction of any Secured Investment Certificate or the issuance of a new Secured Investment Certificate.

Lack of Public Market

There is no public market for the Secured Investment Certificates, and none is expected to develop for their purchase or sale.

Financial Information Provided to Investors:

Beginning with the 2015 fiscal year end, in addition to the financial information provided in this Offering Circular, the Company will provide a copy of its financial statements to all Holders of Certificates within 120 days after the end of each fiscal year.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following summary describes the material U.S. Federal Income Tax considerations relating to the acquisition, ownership and disposition of the Secured Investment Certificates. The summary is based on the Internal Revenue Code (the "Code"), and Treasury regulations, rulings and judicial decisions as of the date hereof, all of which may be repealed, revoked or modified with possible retroactive effect. This summary applies to you only if you acquire the Secured Investment Certificates for cash in this Offering at the initial Offering price and hold the Secured Investment Certificates as capital assets within the meaning of Section 1221 of the Code. This summary is for general information only and does not address all aspects of the U.S. Federal Income Taxation that may be important to you in light of your particular circumstances, and it does not address state, local, foreign, alternative minimum or non-income tax considerations that may be applicable to you. Further, this summary does not deal with Holders that may be subject to special tax rules, including, but not limited to, insurance companies, tax-exempt organizations, financial institutions, dealers in securities or currencies, U.S. Holders (as described below) whose functional currency is not the U.S. Dollar, certain U.S. expatriates or Holders who hold the Secured Investment Certificates as a hedge against currency risks or as part of a straddle, synthetic security, conversion transaction or other integrated transaction for U.S. Federal Tax purposes. You should consult your own tax advisor as to the particular tax consequences to your of acquiring, holding or disposing of the Secured Investment Certificates.

For purposes of this summary, a "U.S. Holder" is a beneficial owner of a Secured Investment Certificate that, for U.S. Federal Income Tax purposes, is: (a) an individual citizen or resident of the United States; (b) a corporation (or other business entity treated as a corporation) created or organized in or under the Laws of the United States or any State thereof (including the District of Columbia); (c) an estate the income of which is subject to U.S. Federal Income Taxation regardless of its source; or (d) a trust if (i) such trust has a valid election in effect under applicable Treasury regulations to be treated as a United States person, or (ii) a court within the United States is able to exercise primary supervision over the trust's administration and one or more United States persons have the authority to control all substantial decisions of the trust.

For purposes of this summary, a "Non-U.S. Holder" is a beneficial owner of a Secured Investment Certificate that is neither a U.S. Holder nor a partnership or any entity or arrangement treated as a partnership for U.S. Federal Income Tax purposes. If a partnership (or other entity or arrangement treated as a partnership for U.S. Federal Income Tax purposes) holds Secured Investment Certificates, then the U.S. Federal Income Tax treatment of a partner in such partnership will generally depend on the status of the partner and the activities of the partnership. If you are a partnership that holds Secured Investment Certificates of a partner in such a partnership, you should consult your own tax advisor as to the particular U.S. Federal Income Tax consequences applicable to you.

U.S. Holders

Interest

We anticipate that the Secured Investment Certificates will not be issued with original discount for U.S. Federal Income Tax purposes. In such case, if you are a U.S. Holder, interest on a Secured Investment Certificate will generally be taxable to you as ordinary interest income as it accrues or is received by you in accordance with your usual method of accounting for U.S. Federal Income Tax purposes.

Sale, Exchange or Other Taxable Dispositions of Secured Investment Certificates

If you are a U.S. Holder, upon the sale, exchange, redemption, retirement or other taxable disposition of a Secured Investment Certificate, you will generally recognize gain or loss for U.S. Federal Income Tax purposes in an amount equal to the difference, if any, between (i) the amount of the cash and the fair market value of any property you receive on the sale or other taxable disposition (less an amount attributable to any accrued but unpaid interest, which will be taxable as ordinary interest income to the extent not previously taken into income), and (ii) your adjusted tax basis in the Secured Investment Certificate. Your adjusted tax basis in a Secured Investment Certificate will generally be equal to your cost of the Secured Investment Certificate, reduced by the principal payments you have previously received in respect of the Secured Investment Certificate. Such gain or loss will generally be treated as capital gain or loss and will be treated as long-term capital gain or loss if your holding period in the Secured Investment Certificate exceeds on year at the time of the disposition. Long-term capital gains of non-corporate taxpayers are subject to reduced rates of taxation. The deductibility of capital losses is subject to limitation.

Backup Withholding and Information Reporting

U.S. Federal Backup Withholding may apply to payments on the Secured Investment Certificates and proceeds from the sale or other disposition of the Secured Investment Certificates if you are a non-corporate U.S. Holder and fail to provide a correct taxpayer identification number or otherwise comply with applicable requirements of the backup withholding rules. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a credit against a U.S. Holder's U.S. Federal Income Tax liability and may entitle such Holder to a refund, provided the required information is timely furnished to the Internal Revenue Service (the "IRS").

A U.S. Holder will also be subject to information reporting with respect to payments on the Secured Investment Certificates and proceeds from the sale or other disposition of the Secured Investment Certificates, unless such U.S. Holder is an exempt recipient and appropriately establishes that exemption.

Non-U.S. Holders

Interest

Subject to the discussion of Backup Withholding and information reporting below, if you are a Non-U.S. Holder, payments of interest on the Secured Investment Certificates to you will not be subject to U.S. Federal Income Tax (including branch profits or withholding tax), provided that:

- You do not, directly or indirectly, actually or constructively, own 10% or more of the voting power of the stock of ALTERNATIVE SECURITIES MARKETS GROUP CORPORATION;
- You are not a bank receiving interest on an extension of credit pursuant to a loan agreement entered into in the ordinary course of your trade or business;
- You are not a controlled foreign corporation for U.S. Federal Income Tax purposes that is, actually or constructively, related to the Company (as provided in the Code);
- The interest payments are not effectively connected with your conduct of a trade or business within the United States; and
- You meet certification requirements.

You will satisfy these certification requirements if you certify on IRS Form W-8BEN, or a substantially similar substitute form, under penalties of perjury, that you are not a United States person with the meaning of the Code, provide your name and address and file such form with the withholding agent. If you hold the Secured Investment Certificate through a foreign partnership or intermediary must satisfy certification requirements of applicable Treasury regulations.

Even if the requirements listed above are not satisfied, you will be entitled to an exemption from or reduction in U.S. Withholding Tax provided that:

- You are entitled to an exemption from or reduction in Withholding Tax or interest under a tax treaty between the United States and your country of residence. To claim this exemption or reduction, you must generally complete IRS Form W-8BEN and claim this exemption or reduction on the form. In some cases, you must instead be permitted to provide documentary evidence of your claim to the intermediary, or a qualified intermediary may already have some or all of the necessary evidence in its files; or
- The interest income on the Secured Investment Certificates is effectively connected with the conduct of your trade or business in the United States. To claim this exemption, you must complete IRS Form W-8ECI.

You may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

Sale, Exchange or Other Taxable Dispositions of Secured Investment Certificates

Subject to the discussion below regarding Backup Withholding and information reporting, if you are a Non-U.S. Holder, you will not be subject to U.S. Federal Income Tax (including branch profits tax) on the gain you realize on any sale, exchange, redemption, retirement or other taxable disposition of a Secured Investment Certificate.

- The gain is effectively connected with your conduct of a trade or business within the United States and, if required by an applicable treaty (and you comply with a applicable certification and other requirements to claim treaty benefits), is generally attributable to a U.S. "permanent establishment";
- You are an individual and have been present in the United States for 183 days or more in the taxable year of disposition and certain other requirements are met; or
- A portion of the gain represents accrued but unpaid interest, in which case the U.S. Federal Income Tax rules for interest would apply to such portion.

U.S. Trade or Business

If interest on a Secured Investment Certificate or gain from a disposition of the Secured Investment Certificate if effectively connected with your conduct of a U.S. trade or business, and, if required by an applicable treaty, you maintain a U.S. "permanent establishment" to which the interest or gain is attributable, you will generally be subject to U.S. Federal Income Tax on the interest or gain on a net basis in the same manner as if you were a U.S. Holder. If you are a foreign corporation, you may also be subject to a branch profits tax of 30% of your effectively connected earnings and profits for the taxable year, subject to certain adjustments, unless you qualify for a lower rate under an applicable income tax treaty.

Backup Withholding and Information Reporting

Under current U.S. Federal Income Tax, Backup Withholding and information reporting may apply to payments made by the Company (including the Company's paying agents) to you in respect of the Secured Investment Certificates, unless you provide an IRS Form W-8BEN or otherwise meet documentary evidence requirements for establishing that you are a Non-U.S. Holder or otherwise establish an exemption. The Company (or its paying agents) may, however, report payments of interest on the Secured Investment Certificates.

The gross proceeds from the disposition of your Secured Investment Certificates may be subject to information reporting and Backup Withholding Tax at the applicable rate. If you sell your Secured Investment Certificates outside the United States through a foreign office of a foreign broker and the sales proceeds are paid to you outside the United States, then the Backup Withholding and information reporting requirements will generally not apply to that payment. However, information reporting, but not Backup Withholding, will apply to a payment of sales proceeds, even if that payment is made outside the United States, if you sell your Secured Investment Certificates through the foreign office of a foreign broker that is, for U.S. Federal Income Tax purposes:

- A United States person (within the meaning of the Code);
- A controlled foreign corporation;
- A foreign person 50% of more of whose gross income is effectively connected with a U.S. trade or business for a specified three-year period; or
- A foreign partnership with certain connections to the United States

Unless such broker has in its records documentary evidence that you are not a United States person and certain other conditions are met, or you otherwise establish an exemption. In addition, Backup Withholding may apply to any payment that the broker is required to report if the broker has actual knowledge that you are a United States person.

You should consult your own tax advisor regarding the application of information reporting and Backup Withholding in your particular situation, the availability of an exemption from Backup Withholding and the procedure for obtaining such an exemption, if available. Backup Withholding is not an additional tax. Any amounts withheld under the Backup Withholding rules may be allowed as a credit against your U.S. Federal Income Tax liability and may entitle you to a refund, provided the required information is timely furnished to the IRS.

The U.S. Federal Tax discussion set forth above is included for general information only and may not be applicable depending on the Holder's particular situation. Holders should consult their tax advisors with respect to the tax consequences to them of the beneficial ownership and disposition of the Secured Investment Certificates, including the tax consequences under State, Local, Foreign, and other tax laws and the possible effects of changes in U.S. Federal and other Tax Laws.

(d) *Description of Company Common Stock Sharess*

The Company is authorized by its Articles of Incorporation to issue an aggregate of 100,000,000 shares of Common State, with a par value of $0.00 per share. As of March 1st, 2015 – 100,000 Common Stock Shares were issued and outstanding.

All outstanding shares of Common Stock are of the same class and have equal rights and attributes. The holders of Common Stock Shares are entitled to one vote per share on all matters submitted to a vote of Shareholders of the Company. All Shareholders are entitled to share equally in dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available. In the event of liquidation, the holders of Common Stock Shares are entitled to share ratably in all assets remaining after payment of all liabilities. The stockholders do not have cumulative or preemptive rights.

The description of certain matters relating to the securities of the Company is a summary and is qualified in its entirety by the provisions of the Company's Certificate of Incorporation and By-Laws, copies of which have been filed as exhibits to this Form 1-A. No Common Stock Shares are being offered in the Offering Circular.

(b) *Background Information on the Preferred Stock.*

The Company is authorized by its Certificate of Incorporation to issue an aggregate of 1,000,000 shares of Preferred stock, with a par value of $0.001 per share (the "Preferred Stock"). As of March 1st, 2015 – NO Preferred Stock Units were issued and outstanding. Upon the completion of this Offering, No shares of Preferred Stock will be issued and outstanding.

(c) Other *Debt Securities.* None.

(d) *Other Securities to Be Registered.* None.

Security Holders

As of March 1st, 2015, there were ONE HUNDRED THOUSAND shares of Common Stock outstanding, which were held of record by ONE stockholder, not including persons or entities that hold the stock in nominee or "street" name through various brokerage firms.

Indemnification of Directors and Officers:

The Company is formed under the laws of California. California General Corporation Law provides that a company may indemnify directors and officers as well as other employees and individuals against expenses including attorneys' fees, judgments, fines and amounts paid in settlement in connection with various actions, suits or proceedings, whether civil, criminal, administrative or investigative other than an action by or in the right of the company, a derivative action, if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the company, and, with respect to any criminal action or proceeding, if they had no reasonable cause to believe their conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification only extends to expenses including attorneys' fees incurred in connection with the defense or settlement of such actions and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. The statute provides that it is not exclusive of other indemnification that may be granted by a company's certificate of formation, bylaws, agreement, and a vote of shareholders or disinterested directors or otherwise.

The Company's Certificate of formation provides that it will indemnify and hold harmless, to the fullest extent permitted by California's General Corporation Law, as amended from time to time, each person that such section grants us the power to indemnify.

California's General Corporation Law permits a company to provide in its certificate of formation that a director of the company shall not be personally liable to the company or its shareholders for monetary damages for breach of fiduciary duty as a director, except for liability for:

- any breach of the director's duty of loyalty to the company or its shareholders;
- acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;
- payments of unlawful dividends or unlawful stock repurchases or redemptions; or
- any transaction from which the director derived an improper personal benefit.

The Company's Certificate of Formation provides that, to the fullest extent permitted by applicable law, none of our directors will be personally liable to us or our shareholders for monetary damages for breach of fiduciary duty as a director. Any repeal or modification of this provision will be prospective only and will not adversely affect any limitation, right or protection of a director of our company existing at the time of such repeal or modification.

FINANCIAL STATEMENTS SECTION:

Alternative Securities Markets Group Corporation
(A Development Stage Company)
UN-AUDITED BALANCE SHEET
March 1st, 2015

ASSETS		
Current Assets		
• Cash		**$1,000**
• Accounts Receivable		**$0.00**
• Inventory		**$0.00**
• Prepaid Expenses		**$0.00**
• Short-term Investments		**$0.00**
	Total Current Assets	**$0.00**
Fixed (Long-Term)Assets		
• Long-Term Investments		**$0.00**
• Property & Equipment		**$0.00**
(Less Accumulated Depreciation)		**$0.00**
• Intangible Assets		
	Total Fixed Assets	**$0.00**
Other Assets		
• Deferred Income Tax		**$0.00**
• Other		**$0.00**
	Total Fixed Assets	**$0.00**
TOTAL ASSETS		**$1,000**
LIABILITIES & OWNER'S EQUITY		
Current Liabilities		**$0.00**
• Accounts Payable		**$0.00**
• Short-term Loans		**$0.00**
• Income Taxes Payable		**$0.00**
• Accrued Salaries & Wages		**$0.00**
• Unearned Revenue		**$0.00**
• Current Portion of Long-term Debt		**$0.00**
	Total Current Liabilities	**$0.00**
Long-Term Liabilities		
• Long-Term Debt		**$0.00**
• Deferred Income Tax		**$0.00**
• Other		**$0.00**
	Total Long-term Liabilities	**$0.00**
Owner's Equity		
• Owner's Investment		**$1,000**
• Accounts Receivable		**$0.00**
	Total Owner's Equity	**$1,000**
TOTAL LIABILITIES & OWNER'S EQUITY		**$1,000**

SEE NOTES TO FINANCIAL STATEMENTS

Alternative Securities Markets Group Corporation
(A Development Stage Company)
UN-AUDITED STATEMENTS OF REVENUE AND EXPENSES
October 2nd, 2014 (Inception) to March 1st, 2015

REVENUE	March 1st, 2015
• Total Revenues	$0.00
TOTAL REVENUES	$0.00
EXPENSES	
• Accounting	$0.00
• Legal	$0.00
• Taxes, other	$0.00
• Organization Costs	$0.00
TOTAL EXPENSES	$0.00
NET LOSS	($0.00)

SEE NOTES TO FINANCIAL STATEMENTS

Alternative Securities Markets Group Corporation
(A Development Stage Company)
STATEMENT OF SHAREHOLDERS' EQUITY
For the period from
October 2nd, 2014 (inception) to March 1st, 2015

	Founding Shareholder	Total
Founding Contribution	$1,000	$1,000
All Costs	$0.00	$0.00
Net Loss	($0.00)	($0.00)
BALANCE, March 1st, 2015	$1,000	$1,000

SEE NOTES TO FINANCIAL STATEMENTS

Alternative Securities Markets Group Corporation
(A Development Stage Company)
UN-AUDITED STATEMENT OF CASH FLOWS
For the period from
October 2nd, 2014 (inception) to March 1st, 2015

CASH FLOWS FROM OPERATING ACTIVITIES	October 2nd, 2014 to March 1st, 2015
• Net Loss	($0.00)
• Other	$0.00
CASH FLOWS FROM INVESTING ACTIVITIES	**October 2nd, 2014 to March 1st, 2015**
• All Investing Activities	$0.00
CASH FLOWS FROM FINANCING ACTIVITIES	**October 2nd, 2014 to March 1st, 2015**
• All Financing Activities	$0.00
NET INCREASE IN CASH	**$0.00**
Cash, Beginning of year	**$1,000**
Cash, End of Year	**$1,000**

SEE NOTES TO FINANCIAL STATEMENTS

Alternative Securities Markets Group Corporation
(A Development Stage Company)
NOTES TO FINANCIAL STATEMENTS

NOTE 1. ORGANIZATION AND NATURE OF BUSINESS

Alternative Securities Markets Group Corporation, (the "Company") was organized in October of 2014 in the State of California. The Company was formed to operate as a Registered Investment Advisory Firm

Alternative Securities Markets Group Corporation is a California Stock Corporation.

Upon its incorporation as a California Stock Corporation, the Company issued 100% of its initial Issued and Outstanding Common Stock Shares (100,000 Shares) to Mr. Steven Joseph Muehler. Mr. Muehler is the Founder, Chief Executive Officer and Temporary Chief Financial Officer of Alternative Securities Markets Group Corporation.

The Company was initially capitalized by Mr. Steven J. Muehler with an opening deposit and balance of $1,000 USD.

NOTE 2. BASIS OF ACCOUNTING:

The Financial Statements of the Company have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

SIGNATURES

The Issuer has duly caused this Offering Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Alternative Securities Markets Group Corporation

By: Mr. Steven J. Muehler

By: 
Name: Mr. Steven J. Muehler
Title: Founder, Chief Executive Officer and Temporary Chief Financial Officer

EXHIBITS:

EXHIBIT	DESCRIPTION	PAGES
A	Articles of Incorporation Alternative Securities Markets Group Corporation	
B	Bylaws Alternative Securities Markets Group Corporation	
C	Investor Subscription Agreement & Suitability Questionnaire Alternative Securities Market, LLC	
D	Alternative Securities Markets Group Corporation ADV 1 & 2 (Filed March 2015)	
G	Legal Opinion Letter	To Be Filed Later
H	Request for Qualification Letter	To Be Filed Later


EXHIBIT A

3716563

ARTS-GS	Articles of Incorporation of a General Stock Corporation

To form a **general stock corporation** in California, you can fill out this form or prepare your own document, and submit for filing along with:

- A **$100** filing fee.
- A separate, non-refundable **$15** service fee also must be included, if you **drop off** the completed form or document.

Important! Corporations in California may have to pay a minimum $800 yearly tax to the California Franchise Tax Board. For more information, go to https://www.ftb.ca.gov.

Note: *Before submitting the completed form*, you should consult with a private attorney for advice about your specific business needs.

FILED
Secretary of State
State of California
OCT - 2 2014
IPC

This Space For Office Use Only

For questions about this form, go to *www.sos.ca.gov/business/be/filing-tips.htm.*

Corporate Name (List the proposed corporate name. Go to www.sos.ca.gov/business/be/name-availability.htm for general corporate name requirements and restrictions.)

① The name of the corporation is Alternative Securities Markets Group Corporation

Corporate Purpose

② The purpose of the corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of California other than the banking business, the trust company business or the practice of a profession permitted to be incorporated by the California Corporations Code.

Service of Process (List a California resident or a California registered corporate agent that agrees to be your initial agent to accept service of process in case your corporation is sued. You may list any adult who lives in California. You may **not** list your own corporation as the agent. Do **not** list an address if the agent is a California registered corporate agent as the address for service of process is already on file.)

③ a. Mr. Steven Joseph Muehler
Agent's Name

b. 4050 Glencoe Avenue, Unit 210, Marina Del Rey CA 90292
*Agent's Street Address (if agent is **not** a corporation) - Do not list a P.O. Box* — *City (no abbreviations)* — *State* — *Zip*

Corporate Addresses

④ a. 4050 Glencoe Avenue, Unit 210, Marina Del Rey, California 90292
Initial Street Address of Corporation - Do not list a P.O. Box — *City (no abbreviations)* — *State* — *Zip*

b. 4050 Glencoe Avenue, Unit 210, Marina Del Rey, California 90292
Initial Mailing Address of Corporation, if different from 4a — *City (no abbreviations)* — *State* — *Zip*

Shares (List the number of shares the corporation is authorized to issue. Note: Before shares of stock are sold or issued, the corporation must comply with the Corporate Securities Law of 1968 administered by the California Department of Business Oversight. For more information, go to www.dbo.ca.gov or call the California Department of Business Oversight at (866) 275-2677.)

⑤ This corporation is authorized to issue only one class of shares of stock.
The total number of shares which this corporation is authorized to issue is 1,000,000.

This form must be signed by each incorporator. If you need more space, attach extra pages that are 1-sided and on standard letter-sized paper (8 1/2" x 11"). All attachments are made part of these articles of incorporation.

[signature] — *Incorporator - Sign here*
Mr. Steven Joseph Muehler — *Print your name here*

Make check/money order payable to: **Secretary of State** Upon filing, we will return one (1) uncertified copy of your filed document for free, and will certify the copy upon request and payment of a $5 certification fee.	***By Mail*** Secretary of State Business Entities, P.O. Box 944260 Sacramento, CA 94244-2600	***Drop-Off*** Secretary of State 1500 11th Street, 3rd Floor Sacramento, CA 95814



EXHIBIT B

BYLAWS

OF

ALTERNATIVE SECURITIES MARKETS GROUP CORPORASTION

BYLAWS

OF

ALTERNATIVE SECURITIES MARKETS GROUP CORPORATION

ARTICLE I

SHAREHOLDERS

1. Annual Meeting

A meeting of the shareholders shall be held annually for the election of directors and the transaction of other business on such date in each year as may be determined by the Board of Directors, but in no event later than 365 days after the anniversary of the date of incorporation of the Corporation.

2. Special Meetings

Special meetings of the Shareholders may be called by the Board of Directors, Chairman of the Board or President, and shall be called by the Board upon the written request of the holders of record of a majority of the outstanding shares of the Corporation entitled to vote at the meeting requested to be called. Such request shall state the purpose or purposes of the proposed meeting. At such special meetings the only business which may be transacted is that relating to the purpose or purposes set forth in the notice thereof.

3. Place of Meetings

Meetings of the Shareholders shall be held at such a place within our outside of the State of California as may be fixed by the Board of Directors. If no place is so fixed, such meetings shall be held at the principal office of the Corporation.

4. Notice of Meetings

Notice of each meeting of the shareholders shall be given in writing and shall state the place, date and hour of the meeting and the purpose or purposes for which the meeting is called. Notice of a special meeting shall indicate that it is being issued by or at the direction of the person or persons calling or requesting the meeting.

If, at any meeting, action is proposed to be taken which, if taken, would entitle objecting shareholders to receive payment for their shares, the notice shall include a statement of that purpose and to that effect.

A copy of the notice of each meeting shall be given, personally or by first class mail, not less than ten nor more than fifty days before the date of the meeting, to each shareholder entitled to vote at such meeting. If mailed, such notice shall be deemed to have been given when deposited in the United States Mail, with postage thereon prepaid, directed to the shareholder at his / her / its address as it appears on the record of the shareholder, or, if he / she / it shall have filed with the Secretary of the Corporation a written request that notices to him / her / it be mailed to some other address, then directed to him / her / it a such other address.

When a meeting is adjourned to another time or place, it shall not be necessary to give any notice of the adjourned meeting if the time and place to which the meeting is adjourned are announced at the meeting at which the adjournment is taken. At the adjourned meeting any may be transacted that might have been transacted on the original date of the meeting. However, if after the adjournment of the Board of Directors fixes a new record date for the adjourned meeting, a notice of the adjourned meeting shall be given to each shareholder of record on the new record date entitled to notice under this Section 4.

5. Waiver of Notice

Notice of a meeting need not be given to any shareholder who submits a signed waiver of notice, in person or by proxy, whether before or after the meeting. The attendance of any shareholder at a meeting, in person or by proxy, without protesting to the conclusion of the meeting the lack of notice of such meeting, shall constitute a waiver of notice by him / her / it.

6. Inspectors of Election

The Board of Directors, in advance of any shareholders' meeting, may appoint one or more inspectors to act at the meeting or any adjournment thereof. If inspectors are not so appointed, the person presiding at a shareholders' meeting may, and on the request of any shareholder entitled to vote thereat shall, appoint two inspectors. In case any person appointed fails to appear or act, the vacancy may be filled by appointment in advance of the meeting by the Board or at the meeting by the person presiding thereat. Each inspector, before entering upon the discharge of their duties, shall take and sign an oath faithfully to execute the duties of such inspector at such meeting with strict impartiality and according to the best of their ability.

The inspectors shall determine the number of shares outstanding and the voting power of each, the shares represented at the meeting, the existence of a quorum, the validity and effect of proxies, and shall receive votes, ballots, or consents, hear and determine all challenges and questions arising in connection with the right to vote at the meeting, count and tabulate all votes, ballots or consents, determine the result thereof, and do such acts as are proper to conduct the election or vote with fairness to all shareholders. On request of the person presiding at the meeting, or of any shareholder entitled to vote thereat, the inspectors shall make a report in writing of any challenge, question or matter determined by them and shall execute a certificate of any fact found by them. Any report or certificate made by them shall be prima facie evidence of the facts stated and of any vote certified by them.

7. List of Shareholders at Meeting

A list of the shareholders as of the record date, certified by the Secretary or any Assistant Secretary or by a transfer agent, shall be produced at any meeting of the shareholders upon the request thereat or prior thereto of any shareholder. If the right to vote at any meeting is challenged, the inspectors of election, or the person presiding thereat, shall require such list of the shareholders to be produced as evidence of the right of the persons challenged to vote at such meeting, and all persons who appear from such list to be shareholders entitled to vote thereat may vote at such meeting.

8. Qualification of Voters

Unless otherwise provided in the Articles of Incorporation, every shareholder of record shall be entitled at every meeting of the shareholders to one vote for every share standing in its name on the record of the shareholders.

Treasury shares as of the record date and shares held as of the record date by another domestic or foreign corporation of any kind, if a majority of the shares entitled to vote in the election of directors of such other corporation is held as of the record date by the Corporation, shall not be shares entitled to vote or to be counted in determining the total number of outstanding shares.

Shares held by an administrator, executor, guardian, conservator, committee or other fiduciary, other than a trustee, may be voted by such fiduciary, either in person or by proxy, without the transfer of such shares into the name of such fiduciary. Shares held by a trustee may be voted by him or her, either in person or by proxy, only after the shares have been transferred into his or her name as trustee or into the name of his or her nominee.

Shares standing in the name of another domestic or foreign corporation of any type or kind may be voted by such officer, agent or proxy as the bylaws or such corporation may provide, or, in the absence of such provision, as the board of directors of such corporation may determine.

No shareholder shall sell his or her vote, or issue a proxy to vote, to any person for any sum of money or anything of value except as permitted by law.

9. Quorum of Shareholders

The holders of a majority of the shares of the Corporation issued and outstanding and entitled to vote at any meeting of the shareholders shall constitute a quorum at such meeting for the transaction of any business, provided that when a specified items of business is required to be voted on by a class or series, voting as a class, the holders of a majority of the shares of such class or series shall constitute a quorum for the transaction of such specified item of business.

When a quorum is once present to organize a meeting, it is not broken by the subsequent withdrawal of any shareholders.

The shareholders who are present in person or by proxy and who are entitled to vote may, by a majority of votes cast, adjourn the meeting despite the absence of a quorum.

10. Proxies

Every shareholder entitled to vote at a meeting of the shareholders, or to express consent to dissent without a meeting, may authorize another person or persons to act for him or her by proxy.

Every proxy must be signed by the shareholder or their / its attorney. No proxy shall be valid after the expiration of eleven months from the date thereof unless otherwise provided in the proxy. Every proxy shall be revocable at the pleasure of the shareholder executing it, except as otherwise provided by law.

The authority of the holder of a proxy to act shall not be revoked by the incompetence or death of the shareholder who executed the proxy, unless before the authority is exercised written notice of an adjudication of such incompetence or of such death is received by the Secretary or any Assistant Secretary.

11. Vote or Consent of Shareholders

Directors, except as otherwise required by law, shall be elected by a plurality of the votes cast at a meeting of shareholders by the holders of shares entitled to vote in the election.

Whenever any corporate action, other than the election of directors, is to be taken by vote of the shareholders, it shall, except as otherwise required by law, be authorized by a majority of the votes cast at a meeting of shareholders by the holders of shares entitled to vote thereon.

Whenever shareholders are required or permitted to take any action by vote, such action may be taken without a meeting or written consent, setting forth the action so taken, signed by the holders of all outstanding shares entitled to vote thereon. Written consent thus given by the holders of all outstanding shares entitled to vote shall have the same effect as an unanimous vote of shareholders.

12. Fixing the Record Date

For the purpose of determining the shareholders entitled to notice of or to vote at any meeting of shareholders or any adjournment thereof, or to express consent to or dissent from any proposal without a meeting, or for the purpose of determining shareholders entitled to receive payment of any dividend or the allotment of any rights, or for the purpose of any other action, the Board of Directors may fix, in advance, a date as the record date for any such determination of shareholders. Such date shall not be less than ten nor more than fifty days before the date of such meeting, nor more than fifty days prior to any other action.

When a determination of shareholders of record entitled to notice of or to vote at any meeting of shareholders has been made as provided in this Section, such determination shall apply to any adjournment thereof, unless the Board of Directors fixes a new record date for the adjourned meeting.

ARTICLE II

BOARD OF DIRECTORS

1. Power of Board and Qualification of Directors

The business of the Corporation shall be managed by the Board of Directors. Each director shall be at least eighteen years of age.

2. Number of Directors

The number of directors constituting the entire Board of Directors shall be the number, not less than FIVE nor more than NINE, fixed from time to time by a majority of the total number of directors which the Corporation would have, prior to any increase or decrease, if there were not vacancies, provided, however, that no decrease shall shorten the term of an incumbent director, and provided further that if all of the shares of the Corporation are owned beneficially and of record by less than three shareholders, the number of directors may be less than three but not less than the number of shareholders. Until otherwise fixed by the directors, the number of directors constituting the entire board shall be FIVE.

3. Election and Term of Directors

At each annual meeting of shareholders, directors shall be elected to hold office until the next annual meeting and until their successors have been elected and qualified or until their death, resignation or removal in the manner hereinafter provided.

4. Quorum and Term of Directors

A majority of the entire Board of Directors shall constitute a quorum for the transaction of business, and, except where otherwise provided herein, the vote of a majority of the directors present at a meeting at the time of such vote, if a quorum is then present, shall be the act of the Board.

Any action required or permitted to be taken by the Board of Directors or any committee thereof may be taken without a meeting if all members of the Board or the committee consent in writing to the adoption of a resolution authorizing the action. The resolution and the written consent thereto by the members of the Board or committee shall be filed with the minutes of the proceeding of the Board or committee.

5. Meetings of the Board

An annual meeting of the Board of Directors shall be held in each year directly after the annual meeting of shareholders. Regular meetings of the Board shall be held at such times as may be fixed by the Board. Special meetings of the Board may be held at any time upon the call of the President or any two directors.

Meetings of the Board of Directors shall be held at such places as may be fixed by the Board for annual and regular meetings and in the notice of meeting for special meetings. If no place is so fixed, meetings of the Board shall be held at the principal office of the Corporation. Any one or more members of the Board of Directors may participate in meetings by means of a conference telephone or similar communications equipment.

No notice need be given of annual or regular meetings of the Board of Directors. Notice of ach special meeting of the Board shall be given to each director either by mail not later than noon, California Time, on the third day prior to the meeting or b telegram, written message or orally not later than noon, California Time, on the day prior to the meeting. Notices are deemed to have been properly given if given: by mail, when deposited in the United States Mail; by telegram at the time of filing; or by messenger at the time of delivery. Notices by mail, telegram or messenger shall be sent to each director at the address designated by him or her for that purpose, or, if none has been so designated, at his or her last known residence or business address.

Notice of a meeting of the Board of Directors need not be given to any director who submits a signed waiver of notice whether before or after the meeting, or who attends the meeting without protesting, prior thereto or at its commencement, the lack of notice to any director.

A notice, or waiver of notice, need not specify the purpose of any meeting of the Board of Directors.

A majority of the directors, whether or not a quorum is present, may adjourn any meeting to another time and place. Notice of any adjournment of a meeting to another time or place shall be given, in the manner described above, to the directors who were not present at the time of the adjournment and, unless such time and place are announced at the meeting, to the other directors.

6. Resignations

Any director of the Corporation may resign at any time by giving written notice to the Board of Directors or to the President or to the Secretary of the Corporation. Such resignation shall take effect at the time specified therein; and unless otherwise specified therein the acceptance of such resignation shall not be necessary to make it effective.

7. Removal of Directors

Any one or more of the directors may be removed for cause by action of the Board of Directors. Any or all of the directors may be removed with or without cause by vote of the shareholders.

8. Newly Created Directorships and Vacancies

Newly created directorships resulting from an increase in the number of directors and vacancies occurring in the Board of Directors for any reason except the removal of directors by shareholders may be filled by vote of a majority of the directors then in office, although less than a quorum exists. Vacancies occurring as a result of the removal of directors by shareholders shall be filled by the shareholder. A director elected to fill a vacancy shall be elected to hold for the unexpired term of his predecessor.

9. Executive and Other Committees of Directors

The Board of Directors, by resolution adopted by a majority of the entire Board, may designate from among its members an executive committee and other committees each consisting of three or more directors and each of which, to the extent provided in the resolution, shall have all the authority of the Board, except that no such committee shall have authority as to the following matters: (a) the submission to shareholders of any action that needs shareholders' approval; (b) the filling of vacancies in the Board or in a committee; (c) the fixing of compensation of the directors for serving on the Board or on any committee; (d) the amendment or repeal of the bylaws, or the adoption of new bylaws; (e) the amendment or repeal of any resolution of the Board which, by its term, shall not be so amendable or repealable; or (f) the removal or indemnification of directors.

The Board of Directors may designate one or more directors as alternate members of any such committee, who may replace any absent member or members at any meeting of such committee.

Unless a greater proportion is required by the resolution designating a committee, a majority of the entire authorized number of members of such committee shall constitute a quorum for the transaction of business, and the vote of a majority of the members present at a meeting at the time of such vote, if a quorum is then present, shall be the act of such committee.

Each such committee shall serve at the pleasure of the Board of Directors.

10. Compensation of Directors

The Board of Directors shall have authority to fix the compensation of Directors for services in any capacity.

11. Interest of Directors in a Transaction

Unless shown to be unfair and unreasonable as to the Corporation, no contract or other transaction between the Corporation and one or more of its directors, or between the Corporation and any other corporation, firm, association or other entity in which one or more of the directors are directors or officers, or are financially interested, shall be either void or voidable, irrespective of whether such interested director or directors are present at a meeting of the Board of Directors, or of a committee thereof, which authorizes such contract or transaction and irrespective of whether his / her / their votes are counted for such purpose. In the absence of fraud any such contract and transaction conclusively may be authorized or approved as fair and reasonable by: (a) the Board of Directors or a duly empowered committee thereof, by a vote sufficient for such purpose without counting the vote or votes of such interested director or directors (although such interested director or directors may be counted in determining the presence of a quorum at the meeting which authorizes such contract or transaction), if the fact of such common directorship, officership or financial interest is disclosed or known to the Board or Committee, as the case may be; or (b) the shareholders entitled to vote for the election of directors, if such common directorship, officership or financial interest is disclosed or known to the shareholders.

ARTICLE III

OFFICERS

1. Election of Officer

The Board of Directors, as soon as may be practicable after the annual election of directors, shall elect a President, a Secretary, and a Treasurer, and from time to time may elect or appoint such other officers as it may determine. Any two or more offices may be held by the same person, except that the same person may not hold the offices of President and Secretary unless the person is the sole shareholder of the Corporation and holding of said offices of President and Secretary by such person is permitted under applicable law. The Board of Directors may also elect one or more Vice Presidents, Assistant Secretaries and Assistant Treasurers.

2. Other Officers

The Board of Directors may appoint such other officers and agents as it shall deem necessary who shall hold their offices for such terms and shall exercise such powers and perform such duties as shall be determined from time to time by the Board.

3. Compensation

The salaries of all officers and agents of the Corporation shall be fixed by the Board of Directors

4. Term of Office and Removal

Each officer shall hold office for the term for which he is elected or appointed; and until his or her successor has been elected or appointed and qualified. Unless otherwise provided in the resolution of the Board of Directors electing or appointing an officer, his or her term of office shall extent to and expire at the meeting of the Board following the next annual meeting of shareholders. Any officer may be removed by the Board with or without cause, at any time. Removal of an officer without cause shall be without prejudice to his or her contract rights, if any, and the election or appointment of an officer shall not of itself create contract rights.

5. President

The President shall be the chief executive officer of the Corporation, shall have general and active management of the business of the Corporation and shall see that all orders and resolutions of the Board of Directors are carried into effect. The President shall also preside at all meetings of the shareholders and the Board of Directors.

The President shall execute bonds, mortgages and other contracts requiring a seal, under the Seal of the Corporation, except when required or permitted by law to be otherwise signed and executed and except where the signing and execution thereof shall be expressly delegated by the Board of Directors to some other officer or agent of the Corporation.

6. Vice Presidents

The Vice Presidents, in the order designated by the Board of Directors, or in the absence of any designation, then in the order of their election, during the absence or disability of or refusal to act by the President, shall perform the duties and exercise the powers of the President and shall perform such other duties as the Board of Directors shall prescribe.

7. Secretary and Assistant Secretaries

The Secretary shall attend all meetings of the Board of Directors and all meetings of the shareholders and record all the proceedings of the meetings of the Corporation and of the Board of Directors in a book to be kept for that purpose, and shall perform like duties for the standing committees when required. The Secretary shall give or cause to be given, notice of all meetings of the shareholders and special meetings of the Board of Directors, and shall perform such other duties as may be prescribed by the Board of Directors or President, under whose supervision the Secretary shall be. The Secretary shall have custody of the Corporate Seal of the Corporation and the Secretary, or an Assistant Secretary, shall have authority to affix the same to any instrument requiring it and when so affixed, it may be attested by the Secretary's signature or by the signature of such Assistant Secretary. The Board of Directors may give authority to any other officer to affix the seal of the Corporation and to attest the affixing by his or her signature.

The Assistant Secretary, or if there be more than one, the Assistant Secretaries in the order designated by the Board of Directors, or in the absence of such designation then in the order of their election, in the absence of the Secretary or in the event of the Secretary's inability or refusal to act, shall perform the duties and exercise the powers of the Secretary and shall perform such other duties and have such other powers as the Board of Directors may from time to time prescribe.

8. Treasurer and Assistant Treasurer

The Treasurer shall have the custody of the corporate funds and securities; shall keep full and accurate accounts of receipts and disbursements in books belonging to the Corporation; and shall deposit all moneys and other valuable effects in the name and to the credit of the Corporation in such depositories as may be designated by the Board of Directors.

The Treasurer shall disburse the funds as may be ordered by the Board of Directors, taking proper vouchers for such disbursement, and shall render to the President and the Board of Directors, at its regular meetings, or when the Board of Directors so requires, an account of all his or her transactions as Treasurer and of the financial condition of the Corporation.

If required by the Board of Directors, the Treasurer shall give the Corporation a bond in such sum and with such surety or sureties as shall be satisfactory to the Board of Directors for the faithful performance of the duties of the office of the Treasurer, and for the restoration to the Corporation, in the case of the Treasurer's death, resignation, retirement or removal from office, of all books, papers, vouchers, money and other property of whatever kind in the possession or under the control of the Treasurer belonging to the Corporation.

The Assistant Treasurer, or if there shall be more than one, the Assistant Treasurers in the order designated by the Board of Directors, or in the absence of such designation, then in the order of their election, in the absence of the Treasurer or in the event of the Treasurer's inability or refusal to act, shall perform the duties and exercise the powers of the Treasurer and shall perform such other duties and have such other powers as the Board of Directors may from time to time prescribe.

9. Books and Records

The Corporation shall keep: (a) correct and complete books and records of account; (b) minutes of the proceeding of the shareholders, Board of Directors and any committees of directors; and a current list of the directors and officers and their residence addresses. The Corporation shall also keep at its office in the State of California or at the office of its transfer agent or registrar in the State of California, if any, a record containing the names and addresses of all shareholders, the number and class of shares held by each and the dates when they respectively became the owners of record thereof.

The Board of Directors may determine whether and to what extent and at what times and places and under what conditions and regulations any accounts, books, records or other documents of the Corporation shall be open to inspection, and no creditor, security holder or other person shall have any right to inspect any accounts, books, records or other documents of the Corporation except as conferred by statute or as so authorized by the Board.

10. Checks, Notes, etc.

All checks and drafts on, and withdrawals from the Corporation's accounts with banks or other financial institutions, and all bills of exchange, notes and other instruments for the payment of money, drawn, made, endorsed, or accepted by the Corporation, shall be signed on its behalf by the person or persons thereunto authorized by, or pursuant to resolution of, the Board of Directors.

ARTICLE IV

CERTIFICATES AND TRANSFERS OF SHARES

1. Forms of Share Certificates

The share of the Corporation shall be represented by certificates, in such forms as the Board of Directors may prescribe, signed by the President or a Vice President and the Secretary or an Assistant Secretary, or the Treasurer or an Assistant Treasurer. The Shares may be sealed with the Seal of the Corporation or a facsimile thereof. The signatures of the officer upon a certificate may be facsimiles if the certificate is countersigned by a transfer agent or registrar other than the Corporation or its employee. In the case any officer who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer before such certificate is issued, it may be issued by the Corporation with the same effect as if he were such officer at the date of issue.

Each certificate representing shares issued by the Corporation shall set forth upon the face or back of the certificate, or shall state that the Corporation will furnish to any shareholder upon request and without charge, a full statement of the designation, relative rights, preferences and limitations of shares of each class of shares, if more than one, authorized to be issued and the designation, relative rights, preferences and limitations of each series of any class of preferred shares authorized to be issued so far as the same have been fixed, and the authority of the Board of Directors to designate and fix the relative rights, preferences and limitations of other series.

Each certificate representing shares shall state upon the face thereof: (a) that the Corporation is formed under the laws of the State of California; (b) the name of the person or persons to whom issued; and the number and class of shares, and the designation of the series, if any, which such certificate represents.

2. Transfers of Shares

Shares of the Corporation shall be transferable on the record of shareholders upon presentment to the Corporation of a transfer agent or a certificate or certificates representing the shares requested to be transferred, with proper endorsement on the certificate or on a separate accompanying document, together with such evidence of the payment of transfer taxes and compliance with other provisions of law as the Corporation or its transfer agent may require.

3. Lost, Stolen or Destroyed Share Certificates

No certificate for shares of the Corporation shall be issued in place of any certificate alleged to have been lost, destroyed or wrongfully taken, except, if and to the extent required by the Board of Directors upon: (a) production of evidence of loss, destruction or wrongful taking; (b) delivery of a bond indemnifying the Corporation and its agents against any claim that may be made against it or them on account of the alleged loss, destruction or wrongful taking of the replaced certificate or the issuance of the new certificate; (c) payment of the expenses of the Corporation and its agents incurred in connection with the issuance of the new certificate; and (d) compliance with other such reasonable requirements as may be imposed.

ARTICLE V

OTHER MATTERS

1. Corporate Seal

The Board of Directors may adopt a Corporate Seal, alter such Seal at pleasure, and authorize it to be used by causing it or a facsimile to be affixed or impressed or reproduced in any other manner.

2. Fiscal Year

The fiscal year of the Corporation shall be the twelve months ending December 31st, or such other period as may be fixed by the Board of Directors.

3. Amendments

Bylaws of the Corporation may be adopted, amended or repealed by vote of the holders of the shares at the time entitled to vote in the election of any directors. Bylaws may also be adopted, amended or repealed by the Board of Directors, but any bylaws adopted by the Board may be amended or repealed by the shareholders entitled to vote thereon as herein provided.

If any bylaw regulating an impending election of directors is adopted, amended or repealed by the Board of Directors, there shall be set forth in the notice of the next meeting of shareholders for the election of directors the bylaw so adopted, amended or repealed, together with a concise statement of the changes made.


EXHIBIT C

Alternative Securities Markets Group Corporation

4050 Glencoe Avenue

Marina Del Rey, California 90292

LEGAL@ALTERNATIVESECURITIESMARKET.COM

Direct: (213) 407-4386

SUBSCRIPTION AGREEMENT

Secured Investment Certificates: 1 to 50,000

Subject to the terms and conditions of the Secured Investment Certificates described in the Alternative Securities Markets Group Corporation. Offering Circular dated March 2nd, 2015 (the "Offering"), I hereby subscribe to purchase the number of Secured Investment Certificates set forth below for a purchase price of $100.00 per Secured Investment Certificate. Enclosed with this subscription agreement is my check (Online "E-Check" or Traditional Papery Check) or money order made payable to "Alternative Securities Markets Group Corporation" evidencing $100.00 for each Secured Investment Certificate Subscribed, subject to a minimum of ONE Secured Investment Certificate ($100.00).

I understand that my subscription is conditioned upon acceptance by Alternative Securities Markets Group Corporation's Chief Executive Officer, and subject to additional conditions described in the Offering Circular. I further understand that the Chief Executive Officer of the Alternative Securities Markets Group Corporation, in his sole discretion, may reject my subscription in whole or in part and may, without notice, allot to me a fewer number of Secured Investment Certificates that I have subscribed for. In the event the Offering is terminated, all subscription proceeds will be returned with such interest as may have been earned thereon.

I further certify, under penalties of perjury, that: (1) the taxpayer identification number shown on the signature page of this Offering Circular is my correct identification number; (2) I am not subject to backup withholding under the Internal Revenue Code because (a) I am exempt from backup withholding; (b) I have not been notified by the Internal Revenue Service (IRS) that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding; and (3) I am a U.S. citizen or other U.S. person (as defined in the instructions to Form W-9).

SUBSCRIPTION AGREEMENT (the "Agreement") with the undersigned Purchaser for ______________ Secured Investment Certificates of Alternative Securities Markets Group Corporation, at a purchase price **of $100.00 (ONE HUNDRED DOLLARS AND ZERO CENTS) per Secured Investment Certificate** (aggregate purchase price: $____________________).

CHOOSE THOSE THAT APPLY	NUMBER OF INVESTMENT CERTIFICATES	TERM	WALL STREET JOURNAL'S PRIME RATE	INTEREST DISTRIBUTION PAID TO INVESTOR	INTEREST RATES AS OF MARCH 2nd, 2015
(__)	#________	5 YEARS	Prime Plus 5.75%	Monthly	9.00%
(__)	#________	10 YEARS	Prime Plus 7.00%	Monthly	10.25%
(__)	#________	15 YEARS	Prime Plus 7.75%	Monthly	11.00%
(__)	#________	20 YEARS	Prime Plus 8.25%	Monthly	11.50%
(__)	#________	30 YEARS	Prime Plus 8.75%	Monthly	12.00%

Made on ________________________________, by and between Alternative Securities Markets Group Corporation, a California Stock Corporation (the "Company"), and the Purchaser whose signature appears below on the signature line of this Agreement (the "Purchaser").

REMAINDER OF PAGE LEFT BLANK INTENTIONALLY

WITNESETH:

WHEREAS, the Company is offering for sale up to FIFTY THOUSAND Secured Investment Certificates (the "Certificates") (such offering being referred to as the "Offering").

NOW, THEREFORE, the Company and the Purchaser, in consideration of the mutual covenants contained herein and intending to be legally bound, do hereby agree as follows:

1 **Purchase and Sale**. Subject to the terms and conditions hereof, the Company shall sell, and the Purchaser shall purchase, the number of Certificates indicated above at the price so indicated.

2. **Method of Subscription**. The Purchaser is requested to complete and execute this agreement online *or* to print, execute and deliver two copies of this Agreement to the Company, at: **Alternative Securities Markets Group Corporation, 4050 Glencoe Avenue, Marina Del Rey, California 90292**, payable by check to the order of **Alternative Securities Markets Group Corporation** in the amount of the aggregate purchase price of the Secured Investment Certificates subscribed (the "Certificates"). The Company reserves the right in its sole discretion, to accept or reject, in whole or in part, any and all subscriptions for Certificates.

3 **Subscription and Purchase**. The Offering will begin on the effective date of the Offering Statement and continue until the Company has sold all of the Certificates offered hereby or on such earlier date as the Company may close or terminate the Offering.

Any subscription for Certificates received will be accepted or rejected by the Company within 30 days of receipt thereof or the termination date of this Offering, if earlier. If any such subscription is accepted, in whole or part, the Company will promptly deliver or mail to the Purchaser (i) a fully executed counterpart of this Agreement, (ii) a certificate or certificates for the Secured Investment Certificates being purchased, registered in the name of the Purchaser, and (iii) if the subscription has been accepted only in part, a refund of the Funds submitted for Certificates not purchased. Simultaneously with the delivery or mailing of the foregoing, the Funds deposited in payment for the Certificates purchased will be released to the Company. If any such subscription is rejected by the Company, the Company will promptly return, without interest, the Funds submitted with such subscription to the subscriber.

4 **Representations, Warranties and Covenants of the Purchaser**. The Purchaser represents, warrants and agrees as follows:

(a) Prior to making the decision to enter into this Agreement and invest in the Certificates subscribed, the Purchaser has received the Offering Statement. On the basis of the foregoing, the Purchaser acknowledges that the Purchaser processes sufficient information to understand the merits and risks associated with the investment in the Certificates subscribed. The Purchaser acknowledges that the Purchaser has not been given any information or representations concerning the Company or the Offering, other than as set forth in the Offering Statement, and if given or made, such information or representations have not been relied upon by the Purchaser in deciding to invest in the Certificates subscribed.

(b) The Purchaser has such knowledge and experience in financial and business matters that the Purchaser is capable of evaluating the merits and risks of the investment in the

Certificates subscribed and the Purchaser believes that the Purchaser's prior investment experience and knowledge of investments in low-priced securities ("penny stocks") enables the Purchaser to make an informal decision with respect to an investment in the Certificates subscribed.

(c) The Certificates subscribed are being acquired for the Purchaser's own account and for the purposes of investment and not with a view to, or for the sale in connection with, the distribution thereof, nor with any present intention of distributing or selling any such Certificate.

(d) The Purchaser's overall commitment to investments is not disproportionate to his/her net worth, and his/her investment in the Certificates subscribed will not cause such overall commitment to become excessive.

(e) The Purchaser has adequate means of providing for his/her current needs and personal contingencies, and has no need for current income or liquidity in his/her investment in the Certificates subscribed.

(f) With respects to the tax aspects of the investment, the Purchaser will rely upon the advice of the Purchaser's own tax advisors.

(g) The Purchaser can withstand the loss of the Purchaser's entire investment without suffering serious financial difficulties.

(h) The Purchaser is aware that this investment involves a high degree of risk and that it is possible that his/her entire investment will be lost.

(i) The Purchaser is a resident of the State set forth below the signature of the Purchaser on the last age of this Agreement.

5 <u>**Notices.**</u> All notices, request, consents and other communications required or permitted hereunder shall be in writing and shall be delivered, or mailed first class, postage prepaid, registered or certified mail, return receipt requested:

(a) If to any holder of any of the Certificates, addressed to such holder at the holder's last address appearing on the books of the Company, or

(b) If to the Company, addressed to the **Alternative Securities Markets Group Corporation**, or such other address as the Company may specify by written notice to the Purchaser, and such notices or other communications shall for all purposes of this Agreement be treated as being effective on delivery, if delivered personally, or, if sent by mail, on the earlier of actual receipt or the third postal business day after the same has been deposited in a regularly maintained receptacle for the deposit of United States' mail, addressed and postage prepaid as aforesaid.

6. <u>**Severability**</u>. Should any one or more of the provisions of this Agreement be determined to be illegal or unenforceable, all other provisions of this Agreement shall be given effect separately from the provision or provisions determined to be illegal or unenforceable and shall not be affected thereby.

7. **Parties in Interest.** This Agreement shall be binding upon and inure to the benefits of and be enforceable against the parties hereto and their respective successors or assigns, provided, however, that the Purchaser may not assign this Agreement or any rights or benefits hereunder.

8. **Choice of Law.** This Agreement is made under the laws of the State of California, and for all purposes shall be governed by and construed in accordance with the laws of that State, including, without limitation, the validity of this Agreement, the construction of its terms, and the interpretation of the rights and obligations of the parties hereto.

9 **Headings.** Sections and paragraph heading used in this Agreement have been inserted for convenience of reference only, do not constitute a part of this Agreement and shall not affect the construction of this Agreement.

10. **Execution in Counterparts.** This Agreement may be executed an any number of counterparts and by different parties hereto in separate counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which when taken together shall constitute but one and the same instrument.

11. **Survival of Representations and Warranties.** The representations and warranties of the Purchaser in and with respect to this Agreement shall survive the execution and delivery of this Agreement, any investigation at any time made by or on behalf of any Purchaser, and the sale and purchase of the Certificates and payment therefore.

12. In Connection with any litigation, mediation, arbitration, special proceeding or other proceeding arising out of this Agreement, the prevailing party shall be entitled to recover its litigation-related costs and reasonable attorneys' fees through and including any appeals and post-judgment proceedings.

13. In no event shall any party be liable for any incidental, consequential, punitive or special damages by reason of its breach of this Agreement. The liability, if any, of the Company and its Executives, Managers, Directors, Officers, Employees, Agents, Representatives, and Employees to the undersigned under this Agreement for claims, costs, damages, and expenses of any nature for which they are or may be legally liable, whether arising in negligence or other tort, contract, or otherwise, shall not exceed, in the aggregate the undersigned's investment amount.

14. **Arbitration:** Except as expressly provided in this Subscription Agreement, any dispute, claim or controversy between or among any of the Investors or between any Investor or his/her/its Affiliates and the Company arising out of or relating to this Agreement or any subscription by any Investor to purchase Securities, or any termination, alleged breach, enforcement, interpretation or validity of any of those agreements (including the determination of the scope or applicability of this agreement to arbitrate), or otherwise involving the Company, will be submitted to arbitration in the county and state in which the Company maintains its principal office at the time the request for arbitration is made, before a sole arbitrator, in accordance with the laws of the state of California for agreements made in and to be performed in the state of California. Such arbitration will be administered by the Judicial Arbitration and Mediation Services ("JAMS") and conducted under the provisions of its Comprehensive Arbitration Rules and Procedures. Arbitration must be commenced by service upon the other party of a written demand for arbitration or a written notice of intention to arbitrate, therein electing the arbitration

tribunal. Judgment upon any award rendered by the arbitrator shall be final and may be entered in any court having jurisdiction thereof. No party to any such controversy will be entitled to any punitive damages. Notwithstanding the rules of JAMS, no arbitration proceeding will be consolidated with any other arbitration proceeding without all parties' consent. The arbitrator shall, in the award, allocate all of the costs of the arbitration, including the fees of the arbitrator and the reasonable attorneys' fees of the prevailing party, against the party who did not prevail.

NOTICE: By executing this Subscription Agreement, Subscriber is agreeing to have all disputes, claims, or controversies arising out of or relating to this Agreement decided by neutral binding arbitration, and Subscriber is giving up any rights he, she or it may possess to have those matters litigated in a court or jury trial. By executing this Subscription Agreement, Subscriber is giving up his, her or its judicial rights to discovery and appeal except to the extent that they are specifically provided for in this Subscription Agreement. If Subscriber refuses to submit to arbitration after agreeing to this provision, Subscriber may be compelled to arbitrate under federal or state law. Subscriber confirms that his, her or its agreement to this arbitration provision is voluntary.

NOTICE: SUBSCRIBERS TO THIS OFFERING UNDERSTAND THAT THEY HAVE NOT WAIVED ANY RIGHT THAT THEY MAY HAVE UNDER ANY APPLICABLE FEDERAL SECURITIES LAWS.

13. **Additional Information.** The Purchaser realizes that the Certificates are offered hereby pursuant to exemptions from registration provided by Regulation A and the Securities Act of 1933. The Certificates are being offered ONLY TO RESIDENTS OF THE STATES OF:

- TBD

IN WITNESSES WHEREOF, the parties hereto have executed this Subscription Agreement as of the day and year first above written.

Alternative Securities Markets Group Corporation.

By: ____

Mr. Steven J. Muehler, Chief Executive Officer

PURCHASER:

____

Signature of Purchaser

____

Printed Name

INVESTOR CONTACT INFORMATION:

Name: ____

Spouse Name (if applicable): ______________________________

Address: ____

Address Line 2 (if applicable): ____________________________

City: ____

State or Province: _____________________________________

Postal Code / Zip Code: __________________________________

Country: ____

Best Phone Number: ____________________________________

Alternate Phone Number (not required): _________________________

Email Address: ____

PART TWO: INVESTOR QUALIFICATION

(__) I made $200,000 or more in the last two years and expect to make at least $200,000 this year.

(__) My household income was $300,000 or more in the last two years and it is expected to be at least $300,000 this year.

(__) I have a net worth either on my own or jointly with my spouse of $1,000,000 or more excluding my home.

(__) None of the above.

Investor Suitability Questionnaire: Choose One Answer for each of the next FIFTEEN Questions:

1. ***Income Tax Bracket:***

(__) 15% or less

(__) 15-27%

(__) 28% or more

2. ***When do you expect to need the funds from your Investments:***

(__) Less than one year

(__) 1-3 years

(__) 3-5 years

(__) 6-10 years

(__) 11+ years

3. Net Worth (excluding your home):

(__) $1 to $5,000

(__) $5,001 to $10,000

(__) $10,001 to $50,000

(__) $50,000 to $100,000

(__) $100,001 to $500,000

(__) $500,001 to $999,999

(__) $1,000,000 to $5,000,000

(__) Greater than $5M

4. Annual Income:

(__) Less than $15,000

(__) $15,001 to $25,000

(__) $25,001 to $50,000

(__) $50,001 to $100,000

(__) $100,001 to $150,000

(__) $150,000 to $199,000

(__) $200,000 to $300,000

(__) More than $300,000

5. ***Household Income:***

(__) Less than $15K

(__) $15,001 to $25,000

(__) $25,001 to $50,000

(__) $50,001 to $100,000

(__) $100,001 to $150,000

(__) $150,001 to $199,999

(__) $200,000 to $300,000

(__) More than $300,000

6. ***Past Private Equity or Private Debt Investments:***

(__) None

(__) One Investment

(__) 2-5 Investments

(__) Six or Move Investments

7. ***Employment Status:***

(__) Student

(__) Self-Employed

(__) Employed in Same Field Less than Five Years

(__) Employed in Same Field Five Years or More

(__) Retired

(__) Unemployed

8. ***Education:***

(__) None

(__) GED

(__) High School

(__) College 2 Year

(__) College 4 Year

(__) Masters/PHD

9. Annual Expenses:

(__) $50,000 or Less

(__) $50,001 to $100,000

(__) $100,001 to $250,000

(__) $250,001 to $500,000

(__) Over $500,000

10. Liquid Net Worth:

(__) $1 to $5,000

(__) $5,001 to $10,000

(__) $10,001 to $50,000

(__) $50,001 to $100,000

(__) $100,001 to $500,000

(__) $500,001 to $999,999

(__) $1,000,000 to $5,000,000

(__) Greater than $5,000,000

11. Marital Status:

(__) Single

(__) Married

(__) Domestic Partner

(__) Divorced

(__) Widowed

12. Number of Dependents:

(__) One

(__) Two to Three

(__) Four to Five

(__) Greater than Five

13. Are you or any of your immediate family employed by or associated with the Securities Industry?

(__) YES

(__) NO

14. Are you an officer, director or 10% (or more) shareholder in a publicly-owned company?

(__) YES

(__) NO

15. Notify me of new investments as they are added to the Alternative Securities Market

(__) YES

(__) NO

DISCLAIMER

The Alternative Securities Market is entrusted with the authority to preserve and strengthen the quality and public confidence in Alternative Securities and Alternative Investments. The Alternative Securities Market stands for Integrity and Ethical practices in order to enhance investor confidence in Alternative Securities and Alternative Investments, thereby contributing to the financial health of the overall economy, and supporting the capital formation process. From the Alternative Securities Market's Early and Development Stage Companies, to Operating Companies of International Stature, each are recognized as sharing these important traits that we hold true.

The Alternative Securities Market, therefore has broad discretionary authority over the initial and continued listing and trade of securities on the Alternative Securities Market in order to maintain the quality, the public confidence in the Alternative Securities Market, to prevent fraudulent and manipulative acts and practices, to promote just and equitable principles of trade, and to protect investors and the public interest.

The Alternative Securities Market may use such discretion to deny any the application of any Issuer apply for listing for trade, apply additional or more stringent criteria for the initial or continued listing of any securities, or suspend or delist particular securities based on any event, condition, or circumstance that exists or occurs that makes initial or continued listing of the securities on the Alternative Securities Market inadvisable or unwarranted in the opinion of the Alternative Securities Market, even though the securities meet all enumerated criteria for initial or continued listing on the Alternative Securities Market.


EXHIBIT D

FORM ADV (Paper Version)

- **UNIFORM APPLICATION FOR INVESTMENT ADVISER REGISTRATION AND**
- **REPORT BY EXEMPT REPORTING ADVISERS**

PART 1A

WARNING: Complete this form truthfully. False statements or omissions may result in denial of your application, revocation of your registration, or criminal prosecution. You must keep this form updated by filing periodic amendments. See Form ADV General Instruction 4.

Check the box that indicates what you would like to do (check all that apply):

SEC or State Registration:
☐ Submit an initial application to register as an investment adviser with the SEC.
☒ Submit an initial application to register as an investment adviser with one or more states.
☐ Submit an *annual updating amendment* to your registration for your fiscal year ended ________.
☐ Submit an other-than-annual amendment to your registration.

SEC or State Report by *Exempt Reporting Advisers*:
☐ Submit an initial report to the SEC.
☐ Submit a report to one or more *state securities authorities*.
☐ Submit an *annual updating amendment* to your report for your fiscal year ended ________.
☐ Submit an other-than-annual amendment to your report.
☐ Submit a final report.

Item 1 Identifying Information

Responses to this Item tell us who you are, where you are doing business, and how we can contact you.

A. Your full legal name (if you are a sole proprietor, your last, first, and middle names):
Muehler, Steven Joseph

B. Name under which you primarily conduct your advisory business, if different from Item 1.A.
Alternative Securities Markets Group Corporation

List on Section 1.B. of Schedule D any additional names under which you conduct your advisory business.

C. If this filing is reporting a change in your legal name (Item 1.A.) or primary business name (Item 1.B.), enter the new name and specify whether the name change is of ☐ your legal name or ☐ your primary business name:
____

D. (1) If you are registered with the SEC as an investment adviser, your SEC file number: 801-__________

(2) If you report to the SEC as an *exempt reporting adviser*, your SEC file number: 802-__________

E. If you have a number ("*CRD* Number") assigned by the *FINRA's CRD* system or by the IARD system, your *CRD* number: __________

If your firm does not have a CRD number, skip this Item 1.E. Do not provide the CRD number of one of your officers, employees, or affiliates.

F. *Principal Office and Place of Business*

(1) Address (do not use a P.O. Box):

4050 Glencoe Avenue, Unit 210
(number and street)

Marina Del Rey | California | 90292
(city) (state/country) (zip+4/postal code)

If this address is a private residence, check this box: ☑

List on Section 1.F. of Schedule D any office, other than your principal office and place of business, at which you conduct investment advisory business. If you are applying for registration, or are registered, with one or more state securities authorities, you must list all of your offices in the state or states to which you are applying for registration or with whom you are registered. If you are applying for SEC registration, if you are registered only with the SEC, or if you are reporting to the SEC as an exempt reporting adviser, list the largest five offices in terms of numbers of employees.

(2) Days of week that you normally conduct business at your *principal office and place of business*:

☑ Monday - Friday ☐ Other: 8:30AM to 5:00 PM PST

Normal business hours at this location: ______

(3) Telephone number at this location: 213-407-4386
(area code) (telephone number)

(4) Facsimile number at this location: ______
(area code) (facsimile number)

G. Mailing address, if different from your *principal office and place of business* address:

4050 Glencoe Avenue, Unit 210
(number and street)

Marina Del Rey | CA | 90292
(city) (state/country) (zip+4/postal code)

If this address is a private residence, check this box: ☐

H. If you are a sole proprietor, state your full residence address, if different from your *principal office and place of business* address in Item 1.F.:

______
(number and street)

______
(city) (state/country) (zip+4/postal code)

I. Do you have one or more websites? Yes ■ No ☐

If "yes," list all website addresses on Section 1.I. of Schedule D. If a website address serves as a portal through which to access other information you have published on the web, you may list the portal without listing addresses for all of the other information. Some advisers may need to list more than one portal address. Do not provide individual electronic mail (e-mail) addresses in response to this Item.

J. Provide the name and contact information of your Chief Compliance Officer: If you are an *exempt reporting adviser*, you must provide the contact information for your Chief Compliance Officer, if you have one. If not, you must complete Item 1.K. below.

Mr. Steven Joseph Muehler
(name)

Chief Executive Officer
(other titles, if any)

213 407-4386
(area code) (telephone number) (area code) (facsimile number)

4050 Glencoe Avenue, Unit 210
(number and street)

Marina Del Rey California 90292
(city) (state/country) (zip+4/postal code)

Legal@AlternativeSecuritiesMarket.com
(electronic mail (e-mail) address, if Chief Compliance Officer has one)

K. Additional Regulatory Contact Person: If a person other than the Chief Compliance Officer is authorized to receive information and respond to questions about this Form ADV, you may provide that information here.

Mr. Steven Joseph Muehler
(name)

Chief Executive Officer
(titles)

213 407-4386
(area code) (telephone number) (area code) (facsimile number)

4050 Glencoe Avenue, Unit 210
(number and street)

Marina Del Rey California 90292
(city) (state/country) (zip+4/postal code)

Legal@AlternativeSecuritiesMarket.com
(electronic mail (e-mail) address, if contact person has one)

L. Do you maintain some or all of the books and records you are required to keep under Section 204 of the Advisers Act, or similar state law, somewhere other than your *principal office and place of business*?

Yes ☐ No ■

If "yes," complete Section 1.L. of Schedule D.

M. Are you registered with a *foreign financial regulatory authority*? Yes ☐ No ■

Answer "no" if you are not registered with a foreign financial regulatory authority, even if you have an affiliate that is registered with a foreign financial regulatory authority. If "yes," complete Section 1.M. of Schedule D.

N. Are you a public reporting company under Sections 12 or 15(d) of the Securities Exchange Act of 1934?

Yes ☐ No ■

If "yes," provide your CIK number (Central Index Key number that the SEC assigns to each public reporting company): ________

O. Did you have $1 billion or more in assets on the last day of your most recent fiscal year?

Yes ☐ No ■

P. Provide your *Legal Entity Identifier* if you have one: ________

A *legal entity identifier* is a unique number that companies use to identify each other in the financial marketplace. In the first half of 2011, the *legal entity identifier* standard was still in development. You may not have a *legal entity identifier.*

Item 2

SEC Registration

Responses to this Item help us (and you) determine whether you are eligible to register with the SEC. Complete this Item 2.A. only if you are applying for SEC registration or submitting an *annual updating amendment* to your SEC registration.

A. To register (or remain registered) with the SEC, you must check **at least one** of the Items 2.A.(1) through 2.A.(12), below. If you are submitting an *annual updating amendment* to your SEC registration and you are no longer eligible to register with the SEC, check Item 2.A.(13). Part 1A Instruction 2 provides information to help you determine whether you may affirmatively respond to each of these items.

You (the adviser):

☐ (1) are a **large advisory firm** that either:

(a) has regulatory assets under management of $100 million (in U.S. dollars) or more, or

(b) has regulatory assets under management of $90 million (in U.S. dollars) or more at the time of filing its most recent *annual updating amendment* and is registered with the SEC;

☐ (2) are a **mid-sized advisory firm** that has regulatory assets under management of $25 million (in U.S. dollars) or more but less than $100 million (in U.S. dollars) and you are either:

(a) not required to be registered as an adviser with the *state securities authority* of the state where you maintain your *principal office and place of business*, or

(b) not subject to examination by the *state securities authority* of the state where you maintain your *principal office and place of business*;

Click ***HERE*** *for a list of states in which an investment adviser, if registered, would not be subject to examination by the state securities authority.*

☐ (3) have your *principal office and place of business* **in Wyoming** (which does not regulate advisers);

☐ (4) have your *principal office and place of business* **outside the United States**;

☐ (5) are **an investment adviser (or sub-adviser) to an investment company** registered under the Investment Company Act of 1940;

☐ (6) are **an investment adviser to a company which has elected to be a business development company** pursuant to section 54 of the Investment Company Act of 1940 and has not withdrawn the election, and you have at least $25 million of regulatory assets under management;

☐ (7) are a **pension consultant** with respect to assets of plans having an aggregate value of at least $200,000,000 that qualifies for the exemption in rule 203A-2(a);

☐ (8) are a **related adviser** under rule 203A-2(b) that *controls*, is *controlled* by, or is under common *control* with, an investment adviser that is registered with the SEC, and your *principal office and place of business* is the same as the registered adviser;

If you check this box, complete Section 2.A.(8) of Schedule D.

☒ (9) are a **newly formed adviser** relying on rule 203A-2(c) because you expect to be eligible for SEC registration within 120 days;

If you check this box, complete Section 2.A.(9) of Schedule D.

☐ (10) are a **multi-state adviser** that is required to register in 15 or more states and is relying on rule 203A-2(d);

If you check this box, complete Section 2.A.(10) of Schedule D.

☐ (11) are an **Internet adviser** relying on rule 203A-2(e);

☐ (12) have **received an SEC order** exempting you from the prohibition against registration with the SEC;

If you check this box, complete Section 2.A.(12) of Schedule D.

☐ (13) are **no longer eligible** to remain registered with the SEC.

SEC Reporting by *Exempt Reporting Advisers*

B. Complete this Item 2.B. only if you are reporting to the SEC as an *exempt reporting adviser*. Check all that apply. You:

☐ (1) qualify for the exemption from registration as an adviser solely to one or more venture capital funds;

☐ (2) qualify for the exemption from registration because you act solely as an adviser to *private funds* and have assets under management in the United States of less than $150 million;

☐ (3) act solely as an adviser to *private funds* but you are no longer eligible to check box 2.B.(2) because you have assets under management in the United States of $150 million or more.

If you check box (2) or (3), complete Section 2.B. of Schedule D.

State Securities Authority Notice Filings and State Reporting by *Exempt Reporting Advisers*

C. Under state laws, SEC-registered advisers may be required to provide to *state securities authorities* a copy of the Form ADV and any amendments they file with the SEC. These are called *notice filings*. In addition, *exempt reporting advisers* may be required to provide *state securities authorities* with a copy of reports and any amendments they file with the SEC. If this is an initial application or report, check the box(es) next to the state(s) that you would like to receive notice of this and all subsequent filings or reports you submit to the SEC. If this is an amendment to direct your *notice filings* or reports to additional state(s), check the box(es) next to the state(s) that you would like to receive notice of this and all subsequent filings or reports you submit to the SEC. If this is an amendment to your registration to stop your *notice filings* or reports from going to state(s) that currently receive them, uncheck the box(es) next to those state(s).

☐ AL	☐ CT	☐ HI	☐ KY	☐ MN	☐ NH	☐ OH	☐ SC	☐ VI
☐ AK	☐ DE	☐ ID	☐ LA	☐ MS	☐ NJ	☐ OK	☐ SD	☐ VA
■ AZ	☐ DC	☐ IL	☐ ME	☐ MO	☐ NM	☐ OR	☐ TN	☐ WA
☐ AR	■ FL	☐ IN	☐ MD	☐ MT	■ NY	☐ PA	☐ TX	☐ WV
■ CA	☐ GA	☐ IA	☐ MA	☐ NE	☐ NC	☐ PR	☐ UT	☐ WI
☐ CO	☐ GU	☐ KS	☐ MI	■ NV	☐ ND	☐ RI	☐ VT	

If you are amending your registration to stop your notice filings or reports from going to a state that currently receives them and you do not want to pay that state's notice filing or report filing fee for the coming year, your amendment must be filed before the end of the year (December 31).

Item 3 Form of Organization

A. How are you organized?

■ Corporation ☐ Sole Proprietorship ☐ Limited Liability Partnership (LLP)
☐ Partnership ☐ Limited Liability Company (LLC) ☐ Limited Partnership (LP)
☐ Other (specify): ______

If you are changing your response to this Item, see Part 1A Instruction 4.

B. In what month does your fiscal year end each year? December

C. Under the laws of what state or country are you organized? California

If you are a partnership, provide the name of the state or country under whose laws your partnership was formed. If you are a sole proprietor, provide the name of the state or country where you reside.

If you are changing your response to this Item, see Part 1A Instruction 4.

Item 4 Successions

A. Are you, at the time of this filing, succeeding to the business of a registered investment adviser?

☐ Yes ■ No

If "yes," complete Item 4.B. and Section 4 of Schedule D.

B. Date of Succession: ______ (mm/dd/yyyy)

If you have already reported this succession on a previous Form ADV filing, do not report the succession again. Instead, check "No." See Part 1A Instruction 4.

Item 5 Information About Your Advisory Business

Responses to this Item help us understand your business, assist us in preparing for on-site examinations, and provide us with data we use when making regulatory policy. Part 1A Instruction 5.a. provides additional guidance to newly formed advisers for completing this Item 5.

Employees

If you are organized as a sole proprietorship, include yourself as an employee in your responses to Item 5.A and Items 5.B.(1), (2), (3), (4), and (5). If an employee performs more than one function, you should count that employee in each of your responses to Items 5.B.(1), (2), (3), (4) and (5).

A. Approximately how many *employees* do you have? Include full- and part-time *employees* but do not include any clerical workers.

1

B.

(1) Approximately how many of the *employees* reported in 5.A. perform investment advisory functions (including research)?

1

(2) Approximately how many of the *employees* reported in 5.A. are registered representatives of a broker-dealer?

0

(3) Approximately how many of the *employees* reported in 5.A. are registered with one or more *state securities authorities* as *investment adviser representatives*?

1

(4) Approximately how many of the *employees* reported in 5.A. are registered with one or more *state securities authorities* as *investment adviser representatives* for an investment adviser other than you?

0

(5) Approximately how many of the *employees* reported in 5.A. are licensed agents of an insurance company or agency?

0

(6) Approximately how many firms or other *persons* solicit advisory *clients* on your behalf? 0

In your response to Item 5.B.(6), do not count any of your employees and count a firm only once – do not count each of the firm's employees that solicit on your behalf.

Clients

In your responses to Items 5.C. and 5.D. do not include as "clients" the investors in a private fund you advise, unless you have a separate advisory relationship with those investors.

C. (1) To approximately how many *clients* did you provide investment advisory services during your most recently completed fiscal year?

☒ 0 ☐ 1-10 ☐ 11-25 ☐ 26-100

If more than 100, how many? ______ (round to the nearest 100)

(2) Approximately what percentage of your *clients* are non-*United States persons*? 0 %

D. *For purposes of this Item 5.D., the category "individuals" includes trusts, estates, and 401(k) plans and IRAs of individuals and their family members, but does not include businesses organized as sole proprietorships.*
The category "business development companies" consists of companies that have made an election pursuant to section 54 of the Investment Company Act of 1940. Unless you provide advisory services pursuant to an investment advisory contract to an investment company registered under the Investment Company Act of 1940, check "None" in response to Item 5.D.(1)(d) and do not check any of the boxes in response to Item 5.D.(2)(d).

(1) What types of *clients* do you have? Indicate the approximate percentage that each type of *client* comprises of your total number of *clients*. If a *client* fits into more than one category, check all that apply.

	None	Up to 10%	11-25%	26-50%	51-75%	76-99%	100%
(a) Individuals (other than *high net worth individuals*)	☒	☐	☐	☐	☐	☐	☐
(b) *High net worth individuals*	☒	☐	☐	☐	☐	☐	☐
(c) Banking or thrift institutions	☒	☐	☐	☐	☐	☐	☐
(d) Investment companies	☒	☐	☐	☐	☐	☐	☐
(e) Business development companies	☒	☐	☐	☐	☐	☐	☐
(f) Pooled investment vehicles (other than investment companies)	☒	☐	☐	☐	☐	☐	☐
(g) Pension and profit sharing plans (but not the plan participants)	☒	☐	☐	☐	☐	☐	☐
(h) Charitable organizations	☒	☐	☐	☐	☐	☐	☐
(i) Corporations or other businesses not listed above	☒	☐	☐	☐	☐	☐	☐
(j) State or municipal *government entities*	☒	☐	☐	☐	☐	☐	☐
(k) Other investment advisers	☒	☐	☐	☐	☐	☐	☐
(l) Insurance companies	☒	☐	☐	☐	☐	☐	☐

(m) Other: ______	[x]	[ ]	[ ]	[ ]	[ ]	[ ]	[ ]

(2) Indicate the approximate amount of your regulatory assets under management (reported in Item 5.F. below) attributable to each of the following type of *client*. If a *client* fits into more than one category, check all that apply.

	None	Up to 25%	Up to 50%	Up to 75%	>75%
(a) Individuals (other than *high net worth individuals*)	[x]	[ ]	[ ]	[ ]	[ ]
(b) *High net worth individuals*	[x]	[ ]	[ ]	[ ]	[ ]
(c) Banking or thrift institutions	[x]	[ ]	[ ]	[ ]	[ ]
(d) Investment companies	[x]	[ ]	[ ]	[ ]	[ ]
(e) Business development companies	[x]	[ ]	[ ]	[ ]	[ ]
(f) Pooled investment vehicles (other than investment companies)	[x]	[ ]	[ ]	[ ]	[ ]
(g) Pension and profit sharing plans (but not the plan participants)	[x]	[ ]	[ ]	[ ]	[ ]
(h) Charitable organizations	[x]	[ ]	[ ]	[ ]	[ ]
(i) Corporations or other businesses not listed above	[ ]	[ ]	[ ]	[ ]	[ ]
(j) State or municipal *government entities*	[x]	[ ]	[ ]	[ ]	[ ]
(k) Other investment advisers	[x]	[ ]	[ ]	[ ]	[ ]
(l) Insurance companies	[x]	[ ]	[ ]	[ ]	[ ]
(m) Other: ______	[x]	[ ]	[ ]	[ ]	[ ]

Compensation Arrangements

E. You are compensated for your investment advisory services by (check all that apply):

- [x] (1) A percentage of assets under your management
- [ ] (2) Hourly charges
- [ ] (3) Subscription fees (for a newsletter or periodical)
- [x] (4) Fixed fees (other than subscription fees)
- [ ] (5) Commissions
- [ ] (6) *Performance-based fees*
- [ ] (7) Other (specify): Equity CrowdFunding Securities Consultation for Investors and Issuers

Regulatory Assets Under Management

F. (1) Do you provide continuous and regular supervisory or management services to securities portfolios? [ ] Yes [x] No

(2) If yes, what is the amount of your regulatory assets under management and total number of accounts?

	U.S. Dollar Amount	Total Number of Accounts
Discretionary:	(a) $______.00	(d) ______

Non-Discretionary: (b) $______.00 (e) ______

Total: (c) $______.00 (f) ______

Part 1A Instruction 5.b. explains how to calculate your regulatory assets under management. You must follow these instructions carefully when completing this Item.

Advisory Activities

G. What type(s) of advisory services do you provide? Check all that apply.

- ■ (1) Financial planning services
- ■ (2) Portfolio management for individuals and/or small businesses
- ■ (3) Portfolio management for investment companies (as well as "business development companies" that have made an election pursuant to section 54 of the Investment Company Act of 1940)
- ■ (4) Portfolio management for pooled investment vehicles (other than investment companies)
- ■ (5) Portfolio management for businesses (other than small businesses) or institutional *clients* (other than registered investment companies and other pooled investment vehicles)
- ☐ (6) Pension consulting services
- ☐ (7) Selection of other advisers (including *private fund* managers)
- ■ (8) Publication of periodicals or newsletters
- ☐ (9) Security ratings or pricing services
- ☐ (10) Market timing services
- ■ (11) Educational seminars/workshops
- ☐ (12) Other (specify): Equity CrowdFunding Securities Consultation for Investors and Issuers

Do not check Item 5.G.(3) unless you provide advisory services pursuant to an investment advisory contract to an investment company registered under the Investment Company Act of 1940, including as a subadviser. If you check Item 5.G.(3), report the 811 or 814 number of the investment company or investment companies to which you provide advice in Section 5.G. of Schedule D.

H. If you provide financial planning services, to how many *clients* did you provide these services during your last fiscal year?

■ 0 ☐ 1-10 ☐ 11-25 ☐ 26-50 ☐ 51-100 ☐ 101-250 ☐ 251 – 500
☐ More than 500 If more than 500, how many? ______ (round to the nearest 500)

In your responses to this Item 5.H., do not include as "clients" the investors in a private fund you advise, unless you have a separate advisory relationship with those investors.

I. If you participate in a *wrap fee program*, do you (check all that apply):

- ☐ (1) *sponsor* the *wrap fee program*?
- ☐ (2) act as a portfolio manager for the *wrap fee program*?

If you are a portfolio manager for a wrap fee program, list the names of the programs and their sponsors in Section 5.I.(2) of Schedule D.

If your involvement in a wrap fee program is limited to recommending wrap fee programs to your clients, or you advise a mutual fund that is offered through a wrap fee program, do not check either Item 5.I.(1) or 5.I(2).

J. In response to Item 4.B. of Part 2A of Form ADV, do you indicate that you provide investment advice only with respect to limited types of investments? ☐ Yes ☐ No

Item 6 Other Business Activities

In this Item, we request information about your firm's other business activities.

A. You are actively engaged in business as a (check all that apply):

☐ (1) broker-dealer (registered or unregistered)
☐ (2) registered representative of a broker-dealer
☐ (3) commodity pool operator or commodity trading advisor (whether registered or exempt from registration)
☐ (4) futures commission merchant
☐ (5) real estate broker, dealer, or agent
☐ (6) insurance broker or agent
☐ (7) bank (including a separately identifiable department or division of a bank)
☐ (8) trust company
☐ (9) registered municipal advisor
☐ (10) registered security-based swap dealer
☐ (11) major security-based swap participant
☐ (12) accountant or accounting firm
☐ (13) lawyer or law firm
☐ (14) other financial product salesperson (specify): ____________

If you engage in other business using a name that is different from the names reported in Items 1.A. or 1.B, complete Section 6.A. of Schedule D.

B. (1) Are you actively engaged in any other business not listed in Item 6.A. (other than giving investment advice)? ■ Yes ■ No

(2) If yes, is this other business your primary business? ■ Yes ☐ No

If "yes," describe this other business on Section 6.B.(2) of Schedule D, and if you engage in this business under a different name, provide that name.

(3) Do you sell products or provide services other than investment advice to your advisory *clients*?
☐ Yes ■ No

If "yes," describe this other business on Section 6.B.(3) of Schedule D, and if you engage in this business under a different name, provide that name.

Item 7 Financial Industry Affiliations and *Private Fund* Reporting

In this Item, we request information about your financial industry affiliations and activities. This information identifies areas in which conflicts of interest may occur between you and your *clients*.

A. This part of Item 7 requires you to provide information about you and your *related persons*, including foreign affiliates. Your *related persons* are all of your *advisory affiliates* and any *person* that is under common *control* with you.

You have a *related person* that is a (check all that apply):

☐ (1) broker-dealer, municipal securities dealer, or government securities broker or dealer (registered or unregistered)

☐ (2) other investment adviser (including financial planners)
☐ (3) registered municipal advisor
☐ (4) registered security-based swap dealer
☐ (5) major security-based swap participant
☐ (6) commodity pool operator or commodity trading advisor (whether registered or exempt from registration)
☐ (7) futures commission merchant
☐ (8) banking or thrift institution
☐ (9) trust company
☐ (10) accountant or accounting firm
☐ (11) lawyer or law firm
☐ (12) insurance company or agency
☐ (13) pension consultant
☐ (14) real estate broker or dealer
☐ (15) sponsor or syndicator of limited partnerships (or equivalent), excluding pooled investment vehicles
☐ (16) sponsor, general partner, managing member (or equivalent) of pooled investment vehicles

For each related person, including foreign affiliates that may not be registered or required to be registered in the United States, complete Section 7.A. of Schedule D.

You do not need to complete Section 7.A. of Schedule D for any related person if: (1) you have no business dealings with the related person in connection with advisory services you provide to your clients; (2) you do not conduct shared operations with the related person; (3) you do not refer clients or business to the related person, and the related person does not refer prospective clients or business to you; (4) you do not share supervised persons or premises with the related person; and (5) you have no reason to believe that your relationship with the related person otherwise creates a conflict of interest with your clients.

You must complete Section 7.A. of Schedule D for each related person acting as qualified custodian in connection with advisory services you provide to your clients (other than any mutual fund transfer agent pursuant to rule 206(4)-2(b)(1)), regardless of whether you have determined the related person to be operationally independent under rule 206(4)-2 of the Advisers Act.

B. Are you an adviser to any *private fund*? ■ Yes ☐ No

If "yes," then for each private fund that you advise, you must complete a Section 7.B.(1) of Schedule D, except in certain circumstances described in the next sentence and in Instruction 6 of the Instructions to Part 1A. If another adviser reports this information with respect to any such private fund in Section 7.B.(1) of Schedule D of its Form ADV (e.g., if you are a subadviser), do not complete Section 7.B.(1) of Schedule D with respect to that private fund. You must, instead, complete Section 7.B.(2) of Schedule D.

In either case, if you seek to preserve the anonymity of a private fund client by maintaining its identity in your books and records in numerical or alphabetical code, or similar designation, pursuant to rule 204-2(d), you may identify the private fund in Section 7.B.(1) or 7.B.(2) of Schedule D using the same code or designation in place of the fund's name.

Item 8 Participation or Interest in *Client* Transactions

In this Item, we request information about your participation and interest in your *clients'* transactions. This information identifies additional areas in which conflicts of interest may occur between you and your *clients*.

Like Item 7, Item 8 requires you to provide information about you and your *related persons*, including foreign affiliates.

Proprietary Interest in *Client* Transactions

A. Do you or any *related person*:	Yes	No
(1) buy securities for yourself from advisory *clients*, or sell securities you own to advisory *clients* (principal transactions)?	☐	☒
(2) buy or sell for yourself securities (other than shares of mutual funds) that you also recommend to advisory *clients*?	☐	☒
(3) recommend securities (or other investment products) to advisory *clients* in which you or any *related person* has some other proprietary (ownership) interest (other than those mentioned in Items 8.A.(1) or (2))?	☒	☐

Sales Interest in *Client* Transactions

B. Do you or any *related person*:	Yes	No
(1) as a broker-dealer or registered representative of a broker-dealer, execute securities trades for brokerage customers in which advisory *client* securities are sold to or bought from the brokerage customer (agency cross transactions)?	☐	☒
(2) recommend purchase of securities to advisory *clients* for which you or any *related person* serves as underwriter, general or managing partner, or purchaser representative?	☒	☐
(3) recommend purchase or sale of securities to advisory *clients* for which you or any *related person* has any other sales interest (other than the receipt of sales commissions as a broker or registered representative of a broker-dealer)?	☐	☒

Investment or Brokerage Discretion

C. Do you or any *related person* have *discretionary authority* to determine the:	Yes	No
(1) securities to be bought or sold for a *client's* account?	☐	☒
(2) amount of securities to be bought or sold for a *client's* account?	☐	☒
(3) broker or dealer to be used for a purchase or sale of securities for a *client's* account?	☐	☒
(4) commission rates to be paid to a broker or dealer for a *client's* securities transactions?	☐	☒

	Yes	No
D. If you answer "yes" to C.(3) above, are any of the brokers or dealers *related persons*?	☐	☐
E. Do you or any *related person* recommend brokers or dealers to *clients*?	☒	☐

		Yes	No
F.	If you answer "yes" to E above, are any of the brokers or dealers *related persons*?	☐	☒
G.	(1) Do you or any *related person* receive research or other products or services other than execution from a broker-dealer or a third party ("soft dollar benefits") in connection with *client* securities transactions?	☐	☒
	(2) If "yes" to G.(1) above, are all the "soft dollar benefits" you or any *related persons* receive eligible "research or brokerage services" under section 28(e) of the Securities Exchange Act of 1934?	☐	☐
H.	Do you or any *related person*, directly or indirectly, compensate any *person* for *client* referrals?	☒	☐
I.	Do you or any *related person*, directly or indirectly, receive compensation from any *person* for *client* referrals?	☐	☒

In responding to Items 8.H and 8.I., consider all cash and non-cash compensation that you or a related person gave to (in answering Item 8.H) or received from (in answering Item 8.I) any person in exchange for client referrals, including any bonus that is based, at least in part, on the number or amount of client referrals.

Item 9 Custody

In this Item, we ask you whether you or a *related person* has *custody* of *client* (other than *clients* that are investment companies registered under the Investment Company Act of 1940) assets and about your custodial practices.

A. (1) Do you have *custody* of any advisory *clients'*:

	Yes	No
(a) cash or bank accounts?	☐	☒
(b) securities?	☐	☒

If you are registering or registered with the SEC, answer "No" to Item 9.A.(1)(a) and (b) if you have custody solely because (i) you deduct your advisory fees directly from your clients' accounts, or (ii) a related person has custody of client assets in connection with advisory services you provide to clients, but you have overcome the presumption that you are not operationally independent (pursuant to Advisers Act rule 206(4)-(2)(d)(5)) from the related person.

(2) If you checked "yes" to Item 9.A.(1)(a) or (b), what is the approximate amount of *client* funds and securities and total number of *clients* for which you have *custody*:

U.S. Dollar Amount	Total Number of *Clients*
(a) $______	(b) ______

If you are registering or registered with the SEC and you have custody solely because you deduct your advisory fees directly from your clients' accounts, do not include the amount of those assets and the number of those clients in your response to Item 9.A.(2). If your related person has custody of client assets in connection with advisory services you provide to clients, do not include the amount of those assets and the number of those clients in your response to Item 9.A.(2). Instead, include that information in your response to Item 9.B.(2).

B. (1) In connection with advisory services you provide to *clients*, do any of your *related persons* have *custody* of any of your advisory *clients'*:

	Yes	No
(a) cash or bank accounts?	☐	☒
(b) securities?	☐	☒

You are required to answer this item regardless of how you answered Item 9.A.(1)(a) or (b).

(2) If you checked "yes" to Item 9.B.(1)(a) or (b), what is the approximate amount of *client* funds and securities and total number of *clients* for which your *related persons* have *custody*:

U.S. Dollar Amount — Total Number of *Clients*

(a) $______ (b) ______

C. If you or your *related persons* have *custody* of *client* funds or securities in connection with advisory services you provide to *clients*, check all the following that apply:

☐ (1) A qualified custodian(s) sends account statements at least quarterly to the investors in the pooled investment vehicle(s) you manage.

☐ (2) An *independent public accountant* audits annually the pooled investment vehicle(s) that you manage and the audited financial statements are distributed to the investors in the pools.

☐ (3) An *independent public accountant* conducts an annual surprise examination of *client* funds and securities.

☐ (4) An *independent public accountant* prepares an internal control report with respect to custodial services when you or your *related persons* are qualified custodians for *client* funds and securities.

If you checked Item 9.C.(2), C.(3) or C.(4), list in Section 9.C. of Schedule D the accountants that are engaged to perform the audit or examination or prepare an internal control report. (If you checked Item 9.C.(2), you do not have to list auditor information in Section 9.C. of Schedule D if you already provided this information with respect to the private funds you advise in Section 7.B.(1) of Schedule D).

D. Do you or your *related person(s)* act as qualified custodians for your *clients* in connection with advisory services you provide to *clients*?

	Yes	No
(1) you act as a qualified custodian	☐	☒
(2) your *related person(s)* act as qualified custodian(s)	☐	☒

If you checked "yes" to Item 9.D.(2), all related persons that act as qualified custodians (other than any mutual fund transfer agent pursuant to rule 206(4)-2(b)(1)) must be identified in Section 7.A. of Schedule D, regardless of whether you have determined the related person to be operationally independent under rule 206(4)-2 of the Advisers Act.

E. If you are filing your *annual updating amendment* and you were subject to a surprise examination by an *independent public accountant* during your last fiscal year, provide the date (MM/YYYY) the examination commenced: ______

F. If you or your *related persons* have *custody* of *client* funds or securities, how many *persons*, including, but not limited to, you and your *related persons*, act as qualified custodians for your *clients* in connection with advisory services you provide to *clients*? ________

Item 10 Control Persons

In this Item, we ask you to identify every *person* that, directly or indirectly, *controls* you.

If you are submitting an initial application or report, you must complete Schedule A and Schedule B. Schedule A asks for information about your direct owners and executive officers. Schedule B asks for information about your indirect owners. If this is an amendment and you are updating information you reported on either Schedule A or Schedule B (or both) that you filed with your initial application or report, you must complete Schedule C.

A. Does any *person* not named in Item 1.A. or Schedules A, B, or C, directly or indirectly, *control* your management or policies? ☐ Yes ☒ No

If yes, complete Section 10.A. of Schedule D.

B. If any *person* named in Schedules A, B, or C or in Section 10.A. of Schedule D is a public reporting company under Sections 12 or 15(d) of the Securities Exchange Act of 1934, please complete Section 10.B. of Schedule D.

Item 11 Disclosure Information

In this Item, we ask for information about your disciplinary history and the disciplinary history of all your *advisory affiliates*. We use this information to determine whether to grant your application for registration, to decide whether to revoke your registration or to place limitations on your activities as an investment adviser, and to identify potential problem areas to focus on during our on-site examinations. One event may result in "yes" answers to more than one of the questions below.

Your *advisory affiliates* are: (1) all of your current *employees* (other than *employees* performing only clerical, administrative, support or similar functions); (2) all of your officers, partners, or directors (or any *person* performing similar functions); and (3) all *persons* directly or indirectly *controlling* you or *controlled* by you. If you are a "separately identifiable department or division" (SID) of a bank, see the Glossary of Terms to determine who your *advisory affiliates* are.

If you are registered or registering with the SEC or if you are an exempt reporting adviser, you may limit your disclosure of any event listed in Item 11 to ten years following the date of the event. If you are registered or registering with a state, you must respond to the questions as posed; you may, therefore, limit your disclosure to ten years following the date of an event only in responding to Items 11.A.(1), 11.A.(2), 11.B.(1), 11.B.(2), 11.D.(4), and 11.H(1)(a). For purposes of calculating this ten-year period, the date of an event is the date the final order, judgment, or decree was entered, or the date any rights of appeal from preliminary orders, judgments, or decrees lapsed.

You must complete the appropriate Disclosure Reporting Page ("DRP") for "yes" answers to the questions in this Item 11.

	Yes	No
Do any of the events below involve you or any of your *supervised persons*?	☒	☐

For "yes" answers to the following questions, complete a Criminal Action DRP:

	Yes	No
A. In the past ten years, have you or any *advisory affiliate*:		
(1) been convicted of or pled guilty or nolo contendere ("no contest") in a domestic, foreign, or military court to any *felony*?	☐	☒
(2) been *charged* with any *felony*?	☐	☒

If you are registered or registering with the SEC, or if you are reporting as an exempt reporting adviser, you may limit your response to Item 11.A.(2) to charges that are currently pending.

	Yes	No
B. In the past ten years, have you or any *advisory affiliate*:		
(1) been convicted of or pled guilty or nolo contendere ("no contest") in a domestic, foreign, or military court to a *misdemeanor* involving: investments or an *investment-related* business, or any fraud, false statements, or omissions, wrongful taking of property, bribery, perjury, forgery, counterfeiting, extortion, or a conspiracy to commit any of these offenses?	☐	☒
(2) been *charged* with a *misdemeanor* listed in Item 11.B.(1)?	☐	☒

If you are registered or registering with the SEC, or if you are reporting as an exempt reporting adviser, you may limit your response to Item 11.B.(2) to charges that are currently pending.

For "yes" answers to the following questions, complete a Regulatory Action DRP:

	Yes	No
C. Has the SEC or the Commodity Futures Trading Commission (CFTC) ever:		
(1) *found* you or any *advisory affiliate* to have made a false statement or omission?	☐	☒
(2) *found* you or any *advisory affiliate* to have been *involved* in a violation of SEC or CFTC regulations or statutes?	☐	☒
(3) *found* you or any *advisory affiliate* to have been a cause of an *investment-related* business having its authorization to do business denied, suspended, revoked, or restricted?	☐	☒
(4) entered an *order* against you or any *advisory affiliate* in connection with *investment-related* activity?	☐	☒
(5) imposed a civil money penalty on you or any *advisory affiliate*, or *ordered* you or any *advisory affiliate* to cease and desist from any activity?	☐	☒
D. Has any other federal regulatory agency, any state regulatory agency, or any *foreign financial regulatory authority*:		
(1) ever *found* you or any *advisory affiliate* to have made a false statement or omission, or been dishonest, unfair, or unethical?	☐	☒
(2) ever *found* you or any *advisory affiliate* to have been *involved* in a violation of *investment-related* regulations or statutes?	☒	☐

	Yes	No
(3) ever *found* you or any *advisory affiliate* to have been a cause of an *investment-related* business having its authorization to do business denied, suspended, revoked, or restricted?	☐	☒
(4) in the past ten years, entered an *order* against you or any *advisory affiliate* in connection with an *investment-related* activity?	☐	☒
(5) ever denied, suspended, or revoked your or any *advisory affiliate's* registration or license, or otherwise prevented you or any *advisory affiliate*, by *order*, from associating with an *investment-related* business or restricted your or any *advisory affiliate's* activity?	☐	☒
E. Has any *self-regulatory organization* or commodities exchange ever:		
(1) *found* you or any *advisory affiliate* to have made a false statement or omission?	☐	☒
(2) *found* you or any *advisory affiliate* to have been *involved* in a violation of its rules (other than a violation designated as a "*minor rule violation*" under a plan approved by the SEC)?	☐	☒
(3) *found* you or any *advisory affiliate* to have been the cause of an *investment-related* business having its authorization to do business denied, suspended, revoked, or restricted?	☐	☒
(4) disciplined you or any *advisory affiliate* by expelling or suspending you or the *advisory affiliate* from membership, barring or suspending you or the *advisory affiliate* from association with other members, or otherwise restricting your or the *advisory affiliate's* activities?	☐	☒
F. Has an authorization to act as an attorney, accountant, or federal contractor granted to you or any *advisory affiliate* ever been revoked or suspended?	☐	☒
G. Are you or any *advisory affiliate* now the subject of any regulatory *proceeding* that could result in a "yes" answer to any part of Item 11.C., 11.D., or 11.E.?	☐	☒

For "yes" answers to the following questions, complete a Civil Judicial Action DRP:

	Yes	No
H. (1) Has any domestic or foreign court:		
(a) in the past ten years, *enjoined* you or any *advisory affiliate* in connection with any *investment-related* activity?	☐	☒
(b) ever *found* that you or any *advisory affiliate* were *involved* in a violation of *investment-related* statutes or regulations?	☐	☒
(c) ever dismissed, pursuant to a settlement agreement, an *investment-related* civil action brought against you or any *advisory affiliate* by a state or *foreign financial regulatory authority*?	☐	☒

(2) Are you or any *advisory affiliate* now the subject of any civil *proceeding* that could result in a "yes" answer to any part of Item 11.H(1)? ☐ ☒

Item 12 Small Businesses

The SEC is required by the Regulatory Flexibility Act to consider the effect of its regulations on small entities. In order to do this, we need to determine whether you meet the definition of "small business" or "small organization" under rule 0-7.

Answer this Item 12 only if you are registered or registering with the SEC and you indicated in response to Item 5.F.(2)(c) that you have regulatory assets under management of less than $25 million. You are not required to answer this Item 12 if you are filing for initial registration as a state adviser, amending a current state registration, or switching from SEC to state registration.

For purposes of this Item 12 only:

- Total Assets refers to the total assets of a firm, rather than the assets managed on behalf of *clients*. In determining your or another *person's* total assets, you may use the total assets shown on a current balance sheet (but use total assets reported on a consolidated balance sheet with subsidiaries included, if that amount is larger).

- *Control* means the power to direct or cause the direction of the management or policies of a *person*, whether through ownership of securities, by contract, or otherwise. Any *person* that directly or indirectly has the right to vote 25 percent or more of the voting securities, or is entitled to 25 percent or more of the profits, of another *person* is presumed to *control* the other *person*.

	Yes	No
A. Did you have total assets of $5 million or more on the last day of your most recent fiscal year?	☐	☒

If "yes," you do not need to answer Items 12.B. and 12.C.

B. Do you:

	Yes	No
(1) *control* another investment adviser that had regulatory assets under management (calculated in response to Item 5.F.(2)(c) of Form ADV) $25 million or more on the last day of its most recent fiscal year?	☐	☒
(2) *control* another *person* (other than a natural person) that had total assets of $5 million or more on the last day of its most recent fiscal year?	☐	☒

C. Are you:

	Yes	No
(1) *controlled* by or under common *control* with another investment adviser that had regulatory assets under management (calculated in response to Item 5.F.(2)(c) of Form ADV) of $25 million or more on the last day of its most recent fiscal year?	☐	☒
(2) *controlled* by or under common *control* with another *person* (other than a natural person) that had total assets of $5 million or more on the last day of its most recent fiscal year?	☐	☒

FORM ADV Schedule A	Your Name Muehler, Steven Joseph Date ____	SEC File No. ____ *CRD* No. ____

Direct Owners and Executive Officers

1. Complete Schedule A only if you are submitting an initial application or report. Schedule A asks for information about your direct owners and executive officers. Use Schedule C to amend this information.

2. Direct Owners and Executive Officers. List below the names of:

   (a) each Chief Executive Officer, Chief Financial Officer, Chief Operations Officer, Chief Legal Officer, Chief Compliance Officer (Chief Compliance Officer is required if you are registered or applying for registration and cannot be more than one individual), director and any other individuals with similar status or functions;

   (b) if you are organized as a corporation, each shareholder that is a direct owner of 5% or more of a class of your voting securities, unless you are a public reporting company (a company subject to Section 12 or 15(d) of the Exchange Act);

   Direct owners include any *person* that owns, beneficially owns, has the right to vote, or has the power to sell or direct the sale of, 5% or more of a class of your voting securities. For purposes of this Schedule, a *person* beneficially owns any securities: (i) owned by his/her child, stepchild, grandchild, parent, stepparent, grandparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, sharing the same residence; or (ii) that he/she has the right to acquire, within 60 days, through the exercise of any option, warrant, or right to purchase the security.

   (c) if you are organized as a partnership, all general partners and those limited and special partners that have the right to receive upon dissolution, or have contributed, 5% or more of your capital;

   (d) in the case of a trust that directly owns 5% or more of a class of your voting securities, or that has the right to receive upon dissolution, or has contributed, 5% or more of your capital, the trust and each trustee; and

   (e) if you are organized as a limited liability company ("LLC"), (i) those members that have the right to receive upon dissolution, or have contributed, 5% or more of your capital, and (ii) if managed by elected managers, all elected managers.

3. Do you have any indirect owners to be reported on Schedule B? ☐ Yes ☒ No

4. In the DE/FE/I column below, enter "DE" if the owner is a domestic entity, "FE" if the owner is an entity incorporated or domiciled in a foreign country, or "I" if the owner or executive officer is an individual.

5. Complete the Title or Status column by entering board/management titles; status as partner, trustee, sole proprietor, elected manager, shareholder, or member; and for shareholders or members, the class of securities owned (if more than one is issued).

6. Ownership codes are: NA - less than 5% | A - 5% but less than 10% | B - 10% but less than 25% | C - 25% but less than 50% | D - 50% but less than 75% | E - 75% or more

7. (a) In the *Control Person* column, enter "Yes" if the *person* has *control* as defined in the Glossary of Terms to Form ADV, and enter "No" if the *person* does not have *control*. Note that under this definition, most executive officers and all 25% owners, general partners, elected managers, and trustees are *control persons*.
   (b) In the PR column, enter "PR" if the owner is a public reporting company under Sections 12 or 15(d) of the Exchange Act.
   (c) Complete each column.

FULL LEGAL NAME (Individuals: Last Name, First Name, Middle Name)	DE/FE/I	Title or Status	Date Title or Status Acquired MM	YYYY	Ownership Code	*Control Person*	PR	*CRD* No. If None: S.S. No. and Date of Birth, IRS Tax No. or Employer ID No.
Muehler, Steven Joseph	DE	CEO	10	2014	E	Yes		501-90-5571 08/11/1975

FORM ADV Schedule B	Your Name Muehler, Steven Joseph Date ____	SEC File No. ____ *CRD* No. ____

Indirect Owners

1. Complete Schedule B only if you are submitting an initial application or report. Schedule B asks for information about your indirect owners; you must first complete Schedule A, which asks for information about your direct owners. Use Schedule C to amend this information.

2. Indirect Owners. With respect to each owner listed on Schedule A (except individual owners), list below:

   (a) in the case of an owner that is a corporation, each of its shareholders that beneficially owns, has the right to vote, or has the power to sell or direct the sale of, 25% or more of a class of a voting security of that corporation;

   For purposes of this Schedule, a *person* beneficially owns any securities: (i) owned by his/her child, stepchild, grandchild, parent, stepparent, grandparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, sharing the same residence; or (ii) that he/she has the right to acquire, within 60 days, through the exercise of any option, warrant, or right to purchase the security.

   (b) in the case of an owner that is a partnership, all general partners and those limited and special partners that have the right to receive upon dissolution, or have contributed, 25% or more of the partnership's capital;

   (c) in the case of an owner that is a trust, the trust and each trustee; and

   (d) in the case of an owner that is a limited liability company ("LLC"), (i) those members that have the right to receive upon dissolution, or have contributed, 25% or more of the LLC's capital, and (ii) if managed by elected managers, all elected managers.

3. Continue up the chain of ownership listing all 25% owners at each level. Once a public reporting company (a company subject to Sections 12 or 15(d) of the Exchange Act) is reached, no further ownership information need be given.

4. In the DE/FE/I column below, enter "DE" if the owner is a domestic entity, "FE" if the owner is an entity incorporated or domiciled in a foreign country, or "I" if the owner is an individual.

5. Complete the Status column by entering the owner's status as partner, trustee, elected manager, shareholder, or member; and for shareholders or members, the class of securities owned (if more than one is issued).

6. Ownership codes are: C - 25% but less than 50% D - 50% but less than 75% E - 75% or more F - Other (general partner, trustee, or elected manager)

7. (a) In the *Control Person* column, enter "Yes" if the *person* has *control* as defined in the Glossary of Terms to Form ADV, and enter "No" if the *person* does not have *control*. Note that under this definition, most executive officers and all 25% owners, general partners, elected managers, and trustees are *control persons*.
   (b) In the PR column, enter "PR" if the owner is a public reporting company under Sections 12 or 15(d) of the Exchange Act.
   (c) Complete each column.

FULL LEGAL NAME (Individuals: Last Name, First Name, Middle Name)	DE/FE/I	Entity in Which Interest is Owned	Status	Date Status Acquired MM	YYYY	Ownership Code	Control Person	PR	CRD No. If None: S.S. No. and Date of Birth, IRS Tax No. or Employer ID No.

FORM ADV Schedule C	Your Name ________ Date ________	SEC File No. ________ *CRD* No. ________

Amendments to Schedules A and B

1. Use Schedule C only to amend information requested on either Schedule A or Schedule B. Refer to Schedule A and Schedule B for specific instructions for completing this Schedule C. Complete each column.

2. In the Type of Amendment column, indicate "A" (addition), "D" (deletion), or "C" (change in information about the same *person*).

3. Ownership codes are:

NA - less than 5%	C - 25% but less than 50%	G - Other (general partner, trustee, or elected member)
A - 5% but less than 10%	D - 50% but less than 75%	
B - 10% but less than 25%	E - 75% or more	

4. List below all changes to Schedule A (Direct Owners and Executive Officers):

FULL LEGAL NAME (Individuals: Last Name, First Name, Middle Name)	DE/FE/I	Type of Amendment	Title or Status	Date Title or Status Acquired MM/YYYY	Ownership Code	Control Person	PR	CRD No. If None: S.S. No. and Date of Birth, IRS Tax No. or Employer ID No.

5. List below all changes to Schedule B (Indirect Owners):

FULL LEGAL NAME (Individuals: Last Name, First Name, Middle Name)	DE/FE/I	Type of Amendment	Title or Status	Date Title or Status Acquired MM/YYYY	Ownership Code	Control Person	PR	CRD No. If None: S.S. No. and Date of Birth, IRS Tax No. or Employer ID No.

FORM ADV Schedule D Page 1 of 13	Your Name Muehler, Steven Joseph Date ______	*CRD* Number ______ SEC 801- or 802 Number ______

Certain items in Part 1A of Form ADV require additional information on Schedule D. Use this Schedule D to report details for items listed below. Report only new information or changes/updates to previously submitted information. Do not repeat previously submitted information.

This is an ☒ INITIAL or ☐ AMENDED Schedule D

SECTION 1.B. Other Business Names

List your other business names and the jurisdictions in which you use them. You must complete a separate Schedule D Section 1.B. for each business name.

Check only one box: ☒ Add ☐ Delete ☐ Amend

Name ______ Jurisdictions ______

SECTION 1.F. Other Offices

Complete the following information for each office, other than your *principal office and place of business*, at which you conduct investment advisory business. You must complete a separate Schedule D Section 1.F. for each location. If you are applying for SEC registration, if you are registered only with the SEC, or if you are an *exempt reporting adviser*, list only the largest five offices (in terms of numbers of *employees*).

Check only one box: ☒ Add ☐ Delete

4050 Glencoe Avenue, Unit 210
(number and street)

Marina Del Rey, California 90210
(city) (state/country) (zip+4/postal code)

If this address is a private residence, check this box: ☒

213 407-4386
(area code) (telephone number)

213
(area code) (facsimile number)

SECTION 1.I. Website Addresses

List your website addresses. You must complete a separate Schedule D Section 1.I. for each website address.

Check only one box: ☒ Add ☐ Delete

Website Address: www.AlternativeSecurtiesMarket.com / www.AlternativeSecurtiesMarketsGroup.com / www.SteveMuehler.com

---

SECTION 1.L. Location of Books and Records

Complete the following information for each location at which you keep your books and records, other than your *principal office and place of business*. You must complete a separate Schedule D Section 1.L. for each location.

Check only one box: ☒ Add ☐ Delete ☐ Amend

Name of entity where books and records are kept: Alternative Securities Markets Grou Corporation

4050 Glencoe Avenue, Unit 210
(number and street)

Marina Del Rey, California 90210
(city) (state/country) (zip+4/postal code)

If this address is a private residence, check this box: ☐

213 407-4386
(area code) (telephone number)

(area code) (facsimile number)

This is (check one):
☒ one of your branch offices or affiliates.
☐ a third-party unaffiliated recordkeeper.
☐ other.

Briefly describe the books and records kept at this location. ______

FORM ADV Schedule D Page 2 of 13	Your Name Muehler, Steven Joseph ______ Date ______	*CRD* Number ______ SEC 801- or 802 Number ______

Certain items in Part 1A of Form ADV require additional information on Schedule D. Use this Schedule D to report details for items listed below. Report only new information or changes/updates to previously submitted information. Do not repeat previously submitted information.

This is an ☒ INITIAL or ☐ AMENDED Schedule D

SECTION 1.M. Registration with *Foreign Financial Regulatory Authorities*

List the name and country, in English, of each *foreign financial regulatory authority* with which you are registered. You must complete a separate Schedule D Section 1.M. for each *foreign financial regulatory authority* with whom you are registered.

Check only one box: ☒ Add ☐ Delete

Name of *Foreign Financial Regulatory Authority* ______
Name of Country ______

SECTION 2.A.(8) Related Adviser

If you are relying on the exemption in rule 203A-2(b) from the prohibition on registration because you *control*, are *controlled* by, or are under common *control* with an investment adviser that is registered with the SEC and your *principal office and place of business* is the same as that of the registered adviser, provide the following information:

Name of Registered Investment Adviser ______
CRD Number of Registered Investment Adviser ______
SEC Number of Registered Investment Adviser 801-______

SECTION 2.A.(9) Newly Formed Adviser

If you are relying on rule 203A-2(c), the newly formed adviser exemption from the prohibition on registration, you are required to make certain representations about your eligibility for SEC registration. By checking the appropriate boxes, you will be deemed to have made the required representations. You must make both of these representations:

☒ I am not registered or required to be registered with the SEC or a *state securities authority* and I have a reasonable expectation that I will be eligible to register with the SEC within 120 days after the date my registration with the SEC becomes effective.

☐ I undertake to withdraw from SEC registration if, on the 120th day after my registration with the SEC becomes effective, I would be prohibited by Section 203A(a) of the Advisers Act from registering with the SEC.

SECTION 2.A.(10) Multi-State Adviser

If you are relying on rule 203A-2(d), the multi-state adviser exemption from the prohibition on registration, you are required to make certain representations about your eligibility for SEC registration. By checking the appropriate boxes, you will be deemed to have made the required representations.

If you are applying for registration as an investment adviser with the SEC, you must make both of these representations:

☐ I have reviewed the applicable state and federal laws and have concluded that I am required by the laws of 15 or more states to register as an investment adviser with the *state securities authorities* in those states.

☐ I undertake to withdraw from SEC registration if I file an amendment to this registration indicating that I would be required by the laws of fewer than 15 states to register as an investment adviser with the *state securities authorities* of those states.

If you are submitting your *annual updating amendment*, you must make this representation:

☐ Within 90 days prior to the date of filing this amendment, I have reviewed the applicable state and federal laws and have concluded that I am required by the laws of at least 15 states to register as an investment adviser with the *state securities authorities* in those states.

Your Name Muehler, Steven Joseph
Date ____________

CRD Number ____________
SEC 801- or 802 Number ____________

Certain items in Part 1A of Form ADV require additional information on Schedule D. Use this Schedule D to report details for items listed below. Report only new information or changes/updates to previously submitted information. Do not repeat previously submitted information.

This is an ☒ INITIAL or ☐ AMENDED Schedule D

SECTION 2.A.(12) SEC Exemptive *Order*

If you are relying upon an SEC *order* exempting you from the prohibition on registration, provide the following information:

Application Number: 803-____________ Date of *order*: ____________ (mm/dd/yyyy)

SECTION 2.B. *Private Fund* Assets

If you check Item 2.B.(2) or (3), what is the amount of the *private fund* assets that you manage? 0.00.

NOTE: "*Private fund* assets" has the same meaning here as it has under rule 203(m)-1. If you are an investment adviser with its *principal office and place of business* outside of the United States only include *private fund* assets that you manage at a place of business in the United States.

SECTION 4 Successions

Complete the following information if you are succeeding to the business of a currently registered investment adviser. If you acquired more than one firm in the succession you are reporting on this Form ADV, you must complete a separate Schedule D Section 4 for each acquired firm. See Part 1A Instruction 4.

Name of Acquired Firm ____________

Acquired Firm's SEC File No. (if any) 801-____________ Acquired Firm's *CRD* Number (if any) ____________

SECTION 5.G.(3) Advisers to Registered Investment Companies and Business Development Companies

If you check Item 5.G (3), what is the SEC file number (811 or 814 number) of each of the registered investment companies and business development companies to which you act as an adviser pursuant to an advisory contract? You must complete a separate Schedule D Section 5.G.(3) for each registered investment company and business development company to which you act as an adviser.

Check only one box: ☒ Add ☐ Delete

SEC File Number 811- or 814-____________

SECTION 5.I.(2) *Wrap Fee Programs*

If you are a portfolio manager for one or more *wrap fee programs*, list the name of each program and its *sponsor*. You must complete a separate Schedule D Section 5.I.(2) for each *wrap fee program* for which you are a portfolio manager.

Check only one box: ☒ Add ☐ Delete ☐ Amend

Name of *Wrap Fee Program* ____________

Name of *Sponsor* ____________

Your Name Muehler, Steven Joseph
Date ____________________

CRD Number ____________________
SEC 801- or 802 Number ____________________

Certain items in Part 1A of Form ADV require additional information on Schedule D. Use this Schedule D to report details for items listed below. Report only new information or changes/updates to previously submitted information. Do not repeat previously submitted information.

This is an ☒ INITIAL or ☐ AMENDED Schedule D

SECTION 6.A. Names of Your Other Businesses

If you are actively engaged in other business using a different name, provide that name and the other line(s) of business.

☐ Add ☐ Delete ☐ Amend

Other Business Name: ____________________

Other line(s) of business in which you engage using this name: (check all that apply)

- ☐ (1) broker-dealer (registered or unregistered)
- ☐ (2) registered representative of a broker-dealer
- ☐ (3) commodity pool operator or commodity trading advisor (whether registered or exempt from registration)
- ☐ (4) futures commission merchant
- ☐ (5) real estate broker, dealer, or agent
- ☐ (6) insurance broker or agent
- ☐ (7) bank (including a separately identifiable department or division of a bank)
- ☐ (8) trust company
- ☐ (9) registered municipal advisor
- ☐ (10) registered security-based swap dealer
- ☐ (11) major security-based swap participant
- ☐ (12) accountant or accounting firm
- ☐ (13) lawyer or law firm
- ☐ (14) other financial product salesperson (specify): ____________________

SECTION 6.B.(2) Description of Primary Business

Describe your primary business (not your investment advisory business):
See Attachment

If you engage in that business under a different name, provide that name:

SECTION 6.B.(3) Description of Other Products and Services

Describe other products or services you sell to your client. You may omit products and services that you listed in Section 6.B.2. above.
See Attachment

If you engage in that business under a different name, provide that name:

SECTION 7.A. Financial Industry Affiliations

Complete a separate Schedule D Section 7.A. for each *related person* listed in Item 7.A.

Check only one box: ☒ Add ☐ Delete ☐ Amend

Your Name Muehler, Steven Joseph ______ *CRD* Number ______
Date ______ SEC 801- or 802 Number ______

Certain items in Part 1A of Form ADV require additional information on Schedule D. Use this Schedule D to report details for items listed below. Report only new information or changes/updates to previously submitted information. Do not repeat previously submitted information.

This is an ☒ INITIAL or ☐ AMENDED Schedule D

1. Legal Name of *Related Person*: ______
2. Primary Business Name of *Related Person*: ______
3. *Related Person*'s SEC File Number (if any) (*e.g.*, 801-, 8-, 866-, 802-) ______
4. *Related Person's CRD* Number (if any): ______
5. *Related Person* is: (check all that apply)

   ☐ (a) broker-dealer, municipal securities dealer, or government securities broker or dealer
   ☐ (b) other investment adviser (including financial planners)
   ☐ (c) registered municipal advisor
   ☐ (d) registered security-based swap dealer
   ☐ (e) major security-based swap participant
   ☐ (f) commodity pool operator or commodity trading advisor (whether registered or exempt from registration)
   ☐ (g) futures commission merchant
   ☐ (h) banking or thrift institution
   ☐ (i) trust company
   ☐ (j) accountant or accounting firm
   ☐ (k) lawyer or law firm
   ☐ (l) insurance company or agency
   ☐ (m) pension consultant
   ☐ (n) real estate broker or dealer
   ☐ (o) sponsor or syndicator of limited partnerships (or equivalent), excluding pooled investment vehicles
   ☐ (p) sponsor, general partner, managing member (or equivalent) of pooled investment vehicles

6. Do you *control* or are you *controlled* by the *related person*? ☐ Yes ☐ No
7. Are you and the *related person* under common *control*? ☐ Yes ☐ No
8. (a) Does the *related person* act as a qualified custodian for your *clients* in connection with advisory services you provide to *clients*? ☐ Yes ☐ No

   (b) If you are registering or registered with the SEC and you have answered "yes" to question 8.(a) above, have you overcome the presumption that you are not operationally independent (pursuant to rule 206(4)-(2)(d)(5)) from the *related person* and thus are not required to obtain a surprise examination for your *clients'* funds or securities that are maintained at the *related person*? ☐ Yes ☐ No

   (c) If you have answered "yes" to question 8.(a) above, provide the location of the *related person*'s office responsible for *custody* of your *clients'* assets:

   ______
   (number and street)
   ______
   (city) (state/country) (zip+4/postal code)

9. (a) If the *related person* is an investment adviser, is it exempt from registration? ☐ Yes ☐ No

   (b) If the answer is yes, under what exemption? ______
10. (a) Is the *related person* registered with a *foreign financial regulatory authority?* ☐ Yes ☐ No

    (b) If the answer is yes, list the name and country, in English, of each *foreign financial regulatory authority* with which the *related person* is registered. ______
11. Do you and the *related person* share any *supervised persons*? ☐ Yes ☐ No

Your Name Muehler, Steven Joseph
Date ______

CRD Number ______
SEC 801- or 802 Number ______

Certain items in Part 1A of Form ADV require additional information on Schedule D. Use this Schedule D to report details for items listed below. Report only new information or changes/updates to previously submitted information. Do not repeat previously submitted information.

This is an ☒ INITIAL or ☐ AMENDED Schedule D

12. Do you and the *related person* share the same physical location? ☐ Yes ☐ No

SECTION 7.B.(1) *Private Fund* Reporting

Check only one box: ☒ Add ☐ Delete ☐ Amend

A. PRIVATE FUND

Information About the *Private Fund*

1. (a) Name of the *private fund*: See Attached
   (b) *Private fund* identification number: See Attached
2. Under the laws of what state or country is the *private fund* organized: Califronia
3. Name(s) of General Partner, Manager, Trustee, or Directors (or persons serving in a similar capacity):

   Check only one box: ☒ Add ☐ Delete ☐ Amend

   Mr. Steven Joseph Muehler
4. The *private fund* (check all that apply; you must check at least one):

   ☐ (1) qualifies for the exclusion from the definition of investment company under section 3(c)(1) of the Investment Company Act of 1940

   ☐ (2) qualifies for the exclusion from the definition of investment company under section 3(c)(7) of the Investment Company Act of 1940
5. List the name and country, in English, of each *foreign financial regulatory authority* with which the *private fund* is registered.

   Check only one box: ☒ Add ☐ Delete ☐ Amend

   English Name of *Foreign Financial Regulatory Authority* ______ Name of Country ______
6. (a) Is this a "master fund" in a master-feeder arrangement? ☐ Yes ☒ No

   (b) If yes, what is the name and *private fund* identification number (if any) of the feeder funds investing in this *private fund*?

   Check only one box: ☒ Add ☐ Delete ☐ Amend

   ______ ______

   (c) Is this a "feeder fund" in a master-feeder arrangement? ☐ Yes ☐ No

   (d) If yes, what is the name and *private fund* identification number (if any) of the master fund in which this *private fund* invests?

   Check only one box: ☒ Add ☐ Delete ☐ Amend

   ______ ______

NOTE: You must complete question 6 for each master-feeder arrangement regardless of whether you are filing a single Schedule D, Section 7.B.(1) for the master-feeder arrangement or reporting on the funds separately.

FORM ADV Schedule D Page 7 of 13	Your Name Muehler, Steven Joseph Date ____________	*CRD* Number ____________ SEC 801- or 802 Number ____________

Certain items in Part 1A of Form ADV require additional information on Schedule D. Use this Schedule D to report details for items listed below. Report only new information or changes/updates to previously submitted information. Do not repeat previously submitted information.

This is an ■ INITIAL or ☐ AMENDED Schedule D

7. If you are filing a single Schedule D, Section 7.B.(1) for a master-feeder arrangement according to the instructions to this Section 7.B.(1), for each of the feeder funds answer the following questions:

   Check only one box: ■ Add ☐ Delete ☐ Amend

   (a) Name of the *private fund*: See Attached

   (b) *Private fund* identification number: See Attached

   (c) Under the laws of what state or country is the *private fund* organized: Califronia

   (d) Name(s) of General Partner, Manager, Trustee, or Directors (or persons serving in a similar capacity):

   Check only one box: ■ Add ☐ Delete ☐ Amend

   ____

   (e) The *private fund* (check all that apply; you must check at least one):

   ☐ (1) qualifies for the exclusion from the definition of investment company under section 3(c)(1) of the Investment Company Act of 1940

   ☐ (2) qualifies for the exclusion from the definition of investment company under section 3(c)(7) of the Investment Company Act of 1940

   (f) List the name and country, in English, of each *foreign financial regulatory authority* with which the *private fund* is registered.

   Check only one box: ■ Add ☐ Delete ☐ Amend

   English Name of *Foreign Financial Regulatory Authority* ____________ Name of Country ____________

   NOTE: For purposes of questions 6 and 7, in a master-feeder arrangement, one or more funds ("feeder funds") invest all or substantially all of their assets in a single fund ("master fund"). A fund would also be a "feeder fund" investing in a "master fund" for purposes of this question if it issued multiple classes (or series) of shares or interests, and each class (or series) invests substantially all of its assets in a single master fund.

8. (a) Is this *private fund* a "fund of funds"? ■ Yes ☐ No

   (b) If yes, does the *private fund* invest in funds managed by you or by a *related person?* ■ Yes ☐ No

   NOTE: For purposes of this question only, answer "yes" if the fund invests 10 percent or more of its total assets in other pooled investment vehicles, whether or not they are also *private funds*, or registered investment companies.

9. During your last fiscal year, did the *private fund* invest in securities issued by investment companies registered under the Investment Company Act of 1940 (other than "money market funds," to the extent provided in Instruction 6.e.)? ☐ Yes ■ No

10. What type of fund is the *private fund*?

    ☐ hedge fund ☐ liquidity fund ☐ private equity fund ■ real estate fund ■ securitized asset fund ■ venture capital fund

    ☐Other *private fund*: ____________

    NOTE: For funds of funds, refer to the funds in which the *private fund* invests. For definitions of these fund types, please see Instruction 6 of the Instructions to Part 1A.

11. Current gross asset value of the *private fund*: $0.00

Certain items in Part 1A of Form ADV require additional information on Schedule D. Use this Schedule D to report details for items listed below. Report only new information or changes/updates to previously submitted information. Do not repeat previously submitted information.

This is an ☒ INITIAL or ☐ AMENDED Schedule D

Ownership

12. Minimum investment commitment required of an investor in the *private fund*: $1,000

    NOTE: Report the amount routinely required of investors who are not your *related persons* (even if different from the amount set forth in the organizational documents of the fund).

13. Approximate number of the *private fund*'s beneficial owners: 1

14. What is the approximate percentage of the *private fund* beneficially owned by you and your *related persons*:

    100 %

15. What is the approximate percentage of the *private fund* beneficially owned (in the aggregate) by funds of funds:

    0 %

16. What is the approximate percentage of the *private fund* beneficially owned by *non-United States persons*:

    0 %

Your Advisory Services

17. (a) Are you a subadviser to this *private fund*? ■ Yes ■ No

    (b) If the answer to question 17(a) is "yes," provide the name and SEC file number, if any, of the adviser of the *private fund*. If the answer to question 17(a) is "no," leave this question blank.

18. (a) Do any other investment advisers advise the *private fund*? ☐ Yes ■ No

    (b) If the answer to question 18(a) is "yes," provide the name and SEC file number, if any, of the other advisers to the *private fund*. If the answer to question 18(a) is "no," leave this question blank.

    Check only one box: ☒ Add ☐ Delete ☐ Amend

19. Are your *clients* solicited to invest in the *private fund*? ■ Yes ☐ No

20. Approximately what percentage of your *clients* has invested in the *private fund*? 0 %

Private Offering

21. Does the *private fund* rely on an exemption from registration of its securities under Regulation D of the Securities Act of 1933?
    ■ Yes ☐ No

22. If yes, provide the *private fund*'s Form D file number (if any):

    Check only one box: ☒ Add ☐ Delete ☐ Amend

    021-See Attached

Your Name Mushler, Steven Joseph
Date ____________

CRD Number ____________
SEC 801- or 802 Number ____________

Certain items in Part 1A of Form ADV require additional information on Schedule D. Use this Schedule D to report details for items listed below. Report only new information or changes/updates to previously submitted information. Do not repeat previously submitted information.

This is an ■ INITIAL or ☐ AMENDED Schedule D

B. SERVICE PROVIDERS

■ Check this box if you are filing this Form ADV through the IARD system and want the IARD system to create a new Schedule D, Section 7.B.(1) with the same service provider information you have given here in Questions 23 - 28 for a new *private fund* for which you are required to complete Section 7.B.(1) If you check the box, the system will pre-fill those fields for you, but you will be able to manually edit the information after it is pre-filled and before you submit your filing.

Auditors

23. (a) (1) Are the *private fund*'s financial statements subject to an annual audit? ■ Yes ☐ No

(2) Are the financial statements prepared in accordance with U.S. GAAP? ■ Yes ☐ No

If the answer to 23(a)(1) is "yes," respond to questions (b) through (f) below. If the *private fund* uses more than one auditing firm, you must complete questions (b) through (f) separately for each auditing firm.

Check only one box: ■ Add ☐ Delete ☐ Amend

(b) Name of the auditing firm: TBD

(c) The location of the auditing firm's office responsible for the *private fund's* audit (city, state and country): TBD

(d) Is the auditing firm an *independent public accountant*? ■ Yes ☐ No

(e) Is the auditing firm registered with the Public Company Accounting Oversight Board? ■ Yes ☐ No

(f) If "yes" to (e) above, is the auditing firm subject to regular inspection by the Public Company Accounting Oversight Board in accordance with its rules? ■ Yes ☐ No

(g) Are the *private fund*'s audited financial statements distributed to the *private fund*'s investors? ■ Yes ☐ No

(h) Does the report prepared by the auditing firm contain an unqualified opinion? ☐ Yes ☐ No ■ Report Not Yet Received

If you check "Report Not Yet Received," you must promptly file an amendment to your Form ADV to update your response when the report is available.

Prime Broker

24. (a) Does the *private fund* use one or more prime brokers? ☐ Yes ■ No

If the answer to 24(a) is "yes," respond to questions (b) through (e) below for each prime broker the *private fund* uses. If the *private fund* uses more than one prime broker, you must complete questions (b) through (e) separately for each prime broker.

Check only one box: ■ Add ☐ Delete ☐ Amend

(b) Name of the prime broker: ____________

(c) If the prime broker is registered with the SEC, its registration number: 8-____________

(d) Location of prime broker's office used principally by the *private fund* (city, state and country): ____________

(e) Does this prime broker act as custodian for some or all of the *private fund*'s assets? ☐ Yes ☐ No

Custodian

25. (a) Does the *private fund* use any custodians (including the prime brokers listed above) to hold some or all of its assets? ☐ Yes ■ No

If the answer to 25(a) is "yes," respond to questions (b) through (f) below for each custodian the *private fund* uses. If the *private fund* uses more than one custodian, you must complete questions (b) through (f) separately for each custodian.

Your Name Mushler, Steven Joseph ____ *CRD* Number ____
Date ____ SEC 801- or 802 Number ____

Certain items in Part 1A of Form ADV require additional information on Schedule D. Use this Schedule D to report details for items listed below. Report only new information or changes/updates to previously submitted information. Do not repeat previously submitted information.

This is an ■ INITIAL or ☐ AMENDED Schedule D

Check only one box: ■ Add ☐ Delete ☐ Amend

(b) Legal name of custodian: ____

(c) Primary business name of custodian: ____

(d) The location of the custodian's office responsible for *custody* of the *private fund*'s assets (city, state and country): ____

(e) Is the custodian a *related person* of your firm? ☐ Yes ☐ No

(f) If the custodian is a broker-dealer, provide its SEC registration number (if any) 8-____

Administrator

26. (a) Does the *private fund* use an administrator other than your firm? ☐ Yes ■ No

If the answer to 26(a) is "yes," respond to questions (b) through (f) below. If the *private fund* uses more than one administrator, you must complete questions (b) through (f) separately for each administrator.

Check only one box: ■ Add ☐ Delete ☐ Amend

(b) Name of administrator: ____

(c) Location of administrator (city, state and country): ____

(d) Is the administrator a *related person* of your firm? ☐ Yes ☐ No

(e) Does the administrator prepare and send investor account statements to the *private fund*'s investors?

☐ Yes (provided to all investors) ☐ Some (provided to some but not all investors) ☐ No (provided to no investors)

(f) If the answer to 26(e) is "no" or "some," who sends the investor account statements to the (rest of the) *private fund*'s investors? If investor account statements are not sent to the (rest of the) private fund's investors, respond "not applicable."
____.

27. During your last fiscal year, what percentage of the *private fund*'s assets (by value) was valued by a *person*, such as an administrator, that is not your *related person*?

____%

Include only those assets where (i) such person carried out the valuation procedure established for that asset, if any, including obtaining any relevant quotes, and (ii) the valuation used for purposes of investor subscriptions, redemptions or distributions, and fee calculations (including allocations) was the valuation determined by such person.

Marketers

28. (a) Does the *private fund* use the services of someone other than you or your *employees* for marketing purposes? ☐ Yes ■ No

You must answer "yes" whether the person acts as a placement agent, consultant, finder, introducer, municipal advisor or other solicitor, or similar person. If the answer to 28(a) is "yes", respond to questions (b) through (g) below for each such marketer the *private fund* uses. If the *private fund* uses more than one marketer, you must complete questions (b) through (g) separately for each marketer.

Check only one box: ■ Add ☐ Delete ☐ Amend

Your Name Muehler, Steven Joseph
Date ____________
CRD Number ____________
SEC 801- or 802 Number ____________

Certain items in Part 1A of Form ADV require additional information on Schedule D. Use this Schedule D to report details for items listed below. Report only new information or changes/updates to previously submitted information. Do not repeat previously submitted information.

This is an ☒ INITIAL or ☐ AMENDED Schedule D

(b) Is the marketer a *related person* of your firm? ☐ Yes ☐ No

(c) Name of the marketer: ____________

(d) If the marketer is registered with the SEC, its file number (*e.g.*, 801-, 8-, or 866-): ____________ and *CRD* Number (if any) ____________

(e) Location of the marketer's office used principally by the *private fund* (city, state and country): ____________

(f) Does the marketer market the *private fund* through one or more websites? ☐ Yes ☐ No

(g) If the answer to 28(f) is "yes," list the website address(es): ____________

SECTION 7.B.(2) *Private Fund* Reporting

(1) Name of the *private fund* See Attached

(2) *Private fund* identification number See Attached

(3) Name and SEC File number of adviser that provides information about this *private fund* in Section 7.B.(1) of Schedule D of its Form ADV filing ____________, 801- ____________ or 802- ____________

(4) Are your *clients* solicited to invest in this *private fund*? ☒ Yes ☐ No

In answering this question, disregard feeder funds' investment in a master fund. For purposes of this question, in a master-feeder arrangement, one or more funds ("feeder funds") invest all or substantially all of their assets in a single fund ("master fund"). A fund would also be a "feeder fund" investing in a "master fund" for purposes of this question if it issued multiple classes (or series) of shares or interests, and each class (or series) invests substantially all of its assets in a single master fund.

SECTION 9.C. *Independent Public Accountant*

You must complete the following information for each *independent public accountant* engaged to perform a surprise examination, perform an audit of a pooled investment vehicle that you manage, or prepare an internal control report. You must complete a separate Schedule D Section 9.C. for each *independent public accountant*.

Check only one box: ☒ Add ☐ Delete ☐ Amend

(1) Name of the *independent public accountant*: TVD

(2) The location of the *independent public accountant*'s office responsible for the services provided:

4050 Glencoe Avenue, Unit 210
(number and street)

Marina Del Rey (city) | California (state/country) | 90292 (zip+4/postal code)

(3) Is the *independent public accountant* registered with the Public Company Accounting Oversight Board? ☒ Yes ☐ No

(4) If yes to (3) above, is the *independent public accountant* subject to regular inspection by the Public Company Accounting Oversight Board in accordance with its rules? ☒ Yes ☐ No

(5) The *independent public accountant* is engaged to:

Your Name Muehler, Steven Joseph
Date ____________

CRD Number ____________
SEC 801- or 802 Number ____________

Certain items in Part 1A of Form ADV require additional information on Schedule D. Use this Schedule D to report details for items listed below. Report only new information or changes/updates to previously submitted information. Do not repeat previously submitted information.

This is an ☒ INITIAL or ☐ AMENDED Schedule D

A. ☒ audit a pooled investment vehicle
B. ☐ perform a surprise examination of *clients'* assets
C. ☒ prepare an internal control report

(6) Does any report prepared by the *independent public accountant* that audited the pooled investment vehicle or that examined internal controls contain an unqualified opinion? ☐ Yes ☐ No ☒ Report Not Yet Received

If you check "Report Not Yet Received," you must promptly file an amendment to your Form ADV to update your response when the accountant's report is available.

SECTION 10.A. *Control Persons*

You must complete a separate Schedule D Section 10.A. for each *control person* not named in Item 1.A. or Schedules A, B, or C that directly or indirectly *controls* your management or policies.

Check only one box: ☒ Add ☐ Delete ☐ Amend

(1) Firm or Organization Name

____

(2) *CRD* Number (if any) ____________ Effective Date ____________ (mm/dd/yyyy) Termination Date ____________ (mm/dd/yyyy)

(3) Business Address:
4050 Glencoe Avenue, Unit 210
(number and street)
Marina Del Rey (city) California (state/country) 90292 (zip+4/postal code)
If this address is a private residence, check this box: ☐

(4) Individual Name (if applicable) (Last, First, Middle)

____

(5) *CRD* Number (if any) ____________ Effective Date ____________ (mm/dd/yyyy) Termination Date ____________ (mm/dd/yyyy)

(6) Business Address:
4050 Glencoe Avenue, Unit 210
(number and street)
Marina Del Rey (city) California (state/country) 90292 (zip+4/postal code)
If this address is a private residence, check this box: ☐

(7) Briefly describe the nature of the *control*:

____

SECTION 10.B. *Control Person* Public Reporting Companies

If any person named in Schedules A, B, or C, or in Section 10 A. of Schedule D is a public reporting company under Sections 12 or 15(d) of the Securities Exchange Act of 1934 , please provide the following information (you must complete a separate Schedule D Section 10.B. for each public reporting company):

Your Name Muehler, Steven Joseph
Date ____________

CRD Number ____________
SEC 801- or 802 Number ____________

Certain items in Part 1A of Form ADV require additional information on Schedule D. Use this Schedule D to report details for items listed below. Report only new information or changes/updates to previously submitted information. Do not repeat previously submitted information.

This is an ■ INITIAL or ☐ AMENDED Schedule D

(1) Full legal name of the public reporting company: ____________

(2) The public reporting company's CIK number (Central Index Key number that the SEC assigns to each reporting company):
____

Miscellaneous

You may use the space below to explain a response to an Item or to provide any other information.

See Attachments

CRIMINAL DISCLOSURE REPORTING PAGE (ADV)

GENERAL INSTRUCTIONS

This Disclosure Reporting Page (DRP ADV) is an ☐ INITIAL ***OR*** ☐ AMENDED response used to report details for affirmative responses to Items 11.A. or 11.B. of Form ADV.

Check item(s) being responded to: ☐ 11.A(1) ☐ 11.A(2) ☐ 11.B(1) ☐ 11.B(2)

Use a separate DRP for each event or *proceeding*. The same event or *proceeding* may be reported for more than one *person* or entity using one DRP. File with a completed Execution Page.

Multiple counts of the same charge arising out of the same event(s) should be reported on the same DRP. Unrelated criminal actions, including separate cases arising out of the same event, must be reported on separate DRPs. Use this DRP to report all charges arising out of the same event. One event may result in more than one affirmative answer to the items listed above.

PART I

A. The *person(s)* or entity(ies) for whom this DRP is being filed is (are):
- ☒ You (the advisory firm)
- ☐ You and one or more of your *advisory affiliates*
- ☐ One or more of your *advisory affiliates*

If this DRP is being filed for an *advisory affiliate*, give the full name of the *advisory affiliate* below (for individuals, Last name, First name, Middle name).

If the *advisory affiliate* has a *CRD* number, provide that number. If not, indicate "non-registered" by checking the appropriate box.

Your Name Muehler, Steven Joseph	Your *CRD* Number non-registered

ADV DRP - *ADVISORY AFFILIATE*

CRD Number

This *advisory affiliate* is ☐a firm ☐an individual
Registered: ☐Yes ☐No

Name (For individuals, Last, First, Middle)

☐ This DRP should be removed from the ADV record because the *advisory affiliate(s)* is no longer associated with the adviser.

☐ This DRP should be removed from the ADV record because: (1) the event or *proceeding* occurred more than ten years ago or (2) the adviser is registered or applying for registration with the SEC and the event was resolved in the adviser's or *advisory affiliate's* favor.

☐ This DRP should be removed from the ADV record because it was filed in error, such as due to a clerical or data-entry mistake. Explain the circumstances:

B. If the *advisory affiliate* is registered through the IARD system or *CRD* system, has the *advisory affiliate* submitted a DRP (with Form ADV, BD or U-4) to the IARD or *CRD* for the event? If the answer is "Yes," no other information on this DRP must be provided.
☐ Yes ☐ No

NOTE: The completion of this form does not relieve the *advisory affiliate* of its obligation to update its IARD or *CRD* records.

(continued)

CRIMINAL DISCLOSURE REPORTING PAGE (ADV)
(continuation)

PART II

1. If charge(s) were brought against an organization over which you or an *advisory affiliate* exercise(d) *control*: Enter organization name, whether or not the organization was an *investment-related* business and your or the *advisory affiliate's* position, title, or relationship.

___

2. Formal Charge(s) were brought in: (include name of Federal, Military, State or Foreign Court, Location of Court - City or County and State or Country, Docket/Case number).

___

3. Event Disclosure Detail (Use this for both organizational and individual charges.)

   A. Date First *Charged* (MM/DD/YYYY): ______ ☐ Exact ☐ Explanation

   If not exact, provide explanation: ______

   B. Event Disclosure Detail (include Charge(s)/Charge Description(s), and for each charge provide: (1) number of counts, (2) *felony* or *misdemeanor*, (3) plea for each charge, and (4) product type if charge is *investment-related*).

   ___

   C. Did any of the Charge(s) within the Event involve a *felony*? ☐ Yes ☐ No

   D. Current status of the Event? ☐ Pending ☐ On Appeal ☐ Final

   E. Event Status Date (complete unless status is Pending) (MM/DD/YYYY): ______

   ☐ Exact ☐ Explanation

   If not exact, provide explanation: ______

4. Disposition Disclosure Detail: Include for each charge (a) Disposition Type (e.g., convicted, acquitted, dismissed, pretrial, etc.), (b) Date, (c) Sentence/Penalty, (d) Duration (if sentence-suspension, probation, etc.), (e) Start Date of Penalty, (f) Penalty/Fine Amount, and (g) Date Paid.

___

(continued)

CRIMINAL DISCLOSURE REPORTING PAGE (ADV)
(continuation)

5. Provide a brief summary of circumstances leading to the charge(s) as well as the disposition. Include the relevant dates when the conduct which was the subject of the charge(s) occurred. (Your response must fit within the space provided.)

REGULATORY ACTION DISCLOSURE REPORTING PAGE (ADV)

GENERAL INSTRUCTIONS

This Disclosure Reporting Page (DRP ADV) is an ☐ INITIAL ***OR*** ☐ AMENDED response used to report details for affirmative responses to Items 11.C., 11.D., 11.E., 11.F. or 11.G. of Form ADV.

Check item(s) being responded to:

☐ 11.C(1) ☐ 11.C(2) ☐ 11.C(3) ☐ 11.C(4) ☐ 11.C(5)
☐ 11.D(1) ☐ 11.D(2) ☐ 11.D(3) ☐ 11.D(4) ☐ 11.D(5)
☐ 11.E(1) ☐ 11.E(2) ☐ 11.E(3) ☐ 11.E(4)
☐ 11.F. ☐ 11.G.

Use a separate DRP for each event or *proceeding*. The same event or *proceeding* may be reported for more than one *person* or entity using one DRP. File with a completed Execution Page.

One event may result in more than one affirmative answer to Items 11.C., 11.D., 11.E., 11.F. or 11.G. Use only one DRP to report details related to the same event. If an event gives rise to actions by more than one regulator, provide details for each action on a separate DRP.

PART I

A. The *person(s)* or entity(ies) for whom this DRP is being filed is (are):

- ■ You (the advisory firm)
- ☐ You and one or more of your *advisory affiliates*
- ☐ One or more of your *advisory affiliates*

If this DRP is being filed for an *advisory affiliate*, give the full name of the *advisory affiliate* below (for individuals, Last name, First name, Middle name).

If the *advisory affiliate* has a *CRD* number, provide that number. If not, indicate "non-registered" by checking the appropriate box.

Your Name Muehler, Steven Joseph	Your *CRD* Number non-registered

ADV DRP - *ADVISORY AFFILIATE*

CRD Number	This *advisory affiliate* is ☐ a firm ☐ an individual Registered: ☐ Yes ☐ No

Name (For individuals, Last, First, Middle)

☐ This DRP should be removed from the ADV record because the *advisory affiliate(s)* is no longer associated with the adviser.

☐ This DRP should be removed from the ADV record because: (1) the event or *proceeding* occurred more than ten years ago or (2) the adviser is registered or applying for registration with the SEC and the event was resolved in the adviser's or *advisory affiliate's* favor.

If you are registered or registering with a *state securities authority*, you may remove a DRP for an event you reported only in response to Item 11.D(4), and only if that event occurred more than ten years ago. If you are registered or registering with the SEC, you may remove a DRP for any event listed in Item 11 that occurred more than ten years ago.

☐ This DRP should be removed from the ADV record because it was filed in error, such as due to a clerical or data-entry mistake. Explain the circumstances:

____

____

B. If the *advisory affiliate* is registered through the IARD system or *CRD* system, has the *advisory affiliate* submitted a DRP (with Form ADV, BD or U-4) to the IARD or *CRD* for the event? If the answer is "Yes," no other information on this DRP must be provided.

☐ Yes ■ No

NOTE: The completion of this form does not relieve the *advisory affiliate* of its obligation to update its IARD or *CRD* records.

(continued)

REGULATORY ACTION DISCLOSURE REPORTING PAGE (ADV)
(continuation)

PART II

1. Regulatory Action initiated by:
   ☐ SEC ☐ Other Federal ☒ State ☐ *SRO* ☐ Foreign

(Full name of regulator, *foreign financial regulatory authority*, federal, state or *SRO*)

See Attachments

2. Principal Sanction (check appropriate item):

☐ Civil and Administrative Penalty(ies)/Fine(s)
☐ Bar
☒ Cease and Desist
☐ Censure
☐ Denial
☐ Disgorgement
☐ Expulsion
☐ Injunction
☐ Prohibition
☐ Reprimand
☐ Restitution
☐ Revocation
☐ Suspension
☐ Undertaking
☐ Other Private Placement

Other Sanctions:

3. Date Initiated (MM/DD/YYYY): 08/25/2010 ☒ Exact ☐ Explanation

If not exact, provide explanation:

4. Docket/Case Number:

See Attached

5. *Advisory Affiliate* Employing Firm when activity occurred which led to the regulatory action (if applicable):

See Attached

6. Principal Product Type (check appropriate item):

☐ Annuity(ies) - Fixed
☐ Annuity(ies) - Variable
☐ CD(s)
☐ Commodity Option(s)
☐ Debt - Asset Backed
☐ Debt - Corporate
☐ Debt - Government
☐ Debt - Municipal
☐ Derivative(s)
☐ Direct Investment(s) - DPP & LP Interest(s)
☐ Equity - OTC
☐ Equity Listed (Common & Preferred Stock)
☐ Futures - Commodity
☐ Futures - Financial
☐ Index Option(s)
☐ Insurance
☐ Investment Contract(s)
☐ Money Market Fund(s)
☐ Mutual Fund(s)
☐ No Product
☐ Options
☐ Penny Stock(s)
☐ Unit Investment Trust(s)
☒ Other Private Placement

Other Product Types:

(continued)

REGULATORY ACTION DISCLOSURE REPORTING PAGE (ADV)
(continuation)

7. Describe the allegations related to this regulatory action (your response must fit within the space provided):

One instance of an unsolicited email being sent for a Regulation D Offering. The Offering(s) was / were terminated with no shares ever being sold. Companies were terminated.

8. Current status? ☐ Pending ☐ On Appeal ☒ Final

9. If on appeal, regulatory action appealed to (SEC, *SRO*, Federal or State Court) and Date Appeal Filed:

If Final or On Appeal, complete all items below. For Pending Actions, complete Item 13 only.

10. How was matter resolved (check appropriate item):

☒ Acceptance, Waiver & Consent (AWC)
☐ Consent
☐ Decision
☐ Decision & *Order* of Offer of Settlement
☐ Dismissed
☐ *Order*
☐ Settled
☐ Stipulation and Consent
☐ Vacated
☐ Withdrawn
☐ Other Private Placement

11. Resolution Date (MM/DD/YYYY): ☐ Exact ☐ Explanation

If not exact, provide explanation:

12. Resolution Detail:

A. Were any of the following Sanctions *Ordered* (check all appropriate items)?

☐ Monetary/Fine ☐ Revocation/Expulsion/Denial ☐ Disgorgement/Restitution

Amount: $ ☐ Censure ☐ Cease and Desist/Injunction ☐ Bar ☐ Suspension

B. Other Sanctions *Ordered*:

None

Sanction detail: if suspended, *enjoined* or barred, provide duration including start date and capacities affected (General Securities Principal, Financial Operations Principal, etc.). If requalification by exam/retraining was a condition of the sanction, provide length of time given to requalify/retrain, type of exam required and whether condition has been satisfied. If disposition resulted in a fine, penalty, restitution, disgorgement or monetary compensation, provide total amount, portion levied against you or an *advisory affiliate*, date paid and if any portion of penalty was waived:

(continued)

REGULATORY ACTION DISCLOSURE REPORTING PAGE (ADV)
(continuation)

13. Provide a brief summary of details related to the action status and (or) disposition and include relevant terms, conditions and dates (your response must fit within the space provided).

CIVIL JUDICIAL ACTION DISCLOSURE REPORTING PAGE (ADV)

GENERAL INSTRUCTIONS

This Disclosure Reporting Page (DRP ADV) is an ☐ INITIAL ***OR*** ☐ AMENDED response used to report details for affirmative responses to Item 11.H. of Part 1A and Item 2.F. of Part 1B of Form ADV.

Check Part 1A item(s) being responded to: ☐ 11.H(1)(a) ☐ 11.H(1)(b) ☐ 11.H(1)(c) ☐ 11.H(2)
Check Part 1B item(s) being responded to: ☐ 2.F(1) ☐ 2.F(2) ☐ 2.F(3) ☐ 2.F(4) ☐ 2.F(5)

Use a separate DRP for each event or *proceeding*. The same event or *proceeding* may be reported for more than one *person* or entity using one DRP. File with a completed Execution Page.

One event may result in more than one affirmative answer to Item 11.H. of Part 1A or Item 2.F. of Part 1B. Use only one DRP to report details related to the same event. Unrelated civil judicial actions must be reported on separate DRPs.

PART I

A. The *person(s)* or entity(ies) for whom this DRP is being filed is (are):
- ☑ You (the advisory firm)
- ☐ You and one or more of your *advisory affiliates*
- ☐ One or more of your *advisory affiliates*

If this DRP is being filed for an *advisory affiliate*, give the full name of the *advisory affiliate* below (for individuals, Last name, First name, Middle name).

If the *advisory affiliate* has a *CRD* number, provide that number. If not, indicate "non-registered" by checking the appropriate box.

Your Name Muehler, Steven Joseph	Your *CRD* Number non-registered

ADV DRP - *ADVISORY AFFILIATE*

CRD Number

This *advisory affiliate* is ☐ a firm ☐ an individual
Registered: ☐ Yes ☐ No

Name (For individuals, Last, First, Middle)

☐ This DRP should be removed from the ADV record because the *advisory affiliate(s)* is no longer associated with the adviser.

☐ This DRP should be removed from the ADV record because: (1) the event or *proceeding* occurred more than ten years ago or (2) the adviser is registered or applying for registration with the SEC and the event was resolved in the adviser's or advisory affiliate's favor.

If you are registered or registering with a *state securities authority*, you may remove a DRP for an event you reported only in response to Item 11.H.(1)(a), and only if that event occurred more than ten years ago. If you are registered or registering with the SEC, you may remove a DRP for any event listed in Item 11 that occurred more than ten years ago.

☐ This DRP should be removed from the ADV record because it was filed in error, such as due to a clerical or data-entry mistake. Explain the circumstances:

B. If the *advisory affiliate* is registered through the IARD system or *CRD* system, has the *advisory affiliate* submitted a DRP (with Form ADV, BD or U-4) to the IARD or *CRD* for the event? If the answer is "Yes," no other information on this DRP must be provided.
☐ Yes ☐ No

NOTE: The completion of this form does not relieve the *advisory affiliate* of its obligation to update its IARD or *CRD* records.

(continued)

CIVIL JUDICIAL ACTION DISCLOSURE REPORTING PAGE (ADV)
(continuation)

PART II

1. Court Action initiated by: (Name of regulator, *foreign financial regulatory authority, SRO*, commodities exchange, agency, firm, private plaintiff, etc.)

____

2. Principal Relief Sought (check appropriate item):

☐ Cease and Desist
☐ Civil Penalty(ies)/Fine(s)
☐ Disgorgement
☐ Injunction
☐ Money Damages (Private/Civil Complaint)
☐ Restitution
☐ Restraining Order
☐ Other Private Placement

Other Relief Sought:

____

____

3. Filing Date of Court Action (MM/DD/YYYY): ☐ Exact ☐ Explanation

If not exact, provide explanation: ______________________________

4. Principal Product Type (check appropriate item):

☐ Annuity(ies) - Fixed
☐ Annuity(ies) - Variable
☐ CD(s)
☐ Commodity Option(s)
☐ Debt - Asset Backed
☐ Debt - Corporate
☐ Debt - Government
☐ Debt - Municipal
☐ Derivative(s)
☐ Direct Investment(s) - DPP & LP Interest(s)
☐ Equity - OTC
☐ Equity Listed (Common & Preferred Stock)
☐ Futures - Commodity
☐ Futures - Financial
☐ Index Option(s)
☐ Insurance
☐ Investment Contract(s)
☐ Money Market Fund(s)
☐ Mutual Fund(s)
☐ No Product
☐ Options
☐ Penny Stock(s)
☐ Unit Investment Trust(s)
☐ Other Private Placement

Other Product Types:

____

5. Formal Action was brought in (include name of Federal, State or Foreign Court, Location of Court - City or County and State or Country, Docket/Case Number):

____

6. *Advisory Affiliate* Employing Firm when activity occurred which led to the civil judicial action (if applicable):

(continued)

CIVIL JUDICIAL ACTION DISCLOSURE REPORTING PAGE (ADV)
(continuation)

7. Describe the allegations related to this civil action (your response must fit within the space provided):

8. Current status? ☐ Pending ☐ On Appeal ☒ Final

9. If on appeal, action appealed to (provide name of court) and Date Appeal Filed (MM/DD/YYYY):

10. If pending, date notice/process was served (MM/DD/YYYY): ☐ Exact ☐ Explanation

If not exact, provide explanation: ______

If Final or On Appeal, complete all items below. For Pending Actions, complete Item 14 only.

11. How was matter resolved (check appropriate item):

☐ Consent ☐ Judgment Rendered ☐ Settled
☐ Dismissed ☐ Opinion ☐ Withdrawn ☐ Other ______

12. Resolution Date (MM/DD/YYYY): ☐ Exact ☐ Explanation

If not exact, provide explanation: ______

13. Resolution Detail:

A. Were any of the following Sanctions Ordered or Relief Granted (check appropriate items)?

☐ Monetary/Fine ☐ Revocation/Expulsion/Denial ☐ Disgorgement/Restitution

Amount: $ ☐ Censure ☐ Cease and Desist/Injunction ☐ Bar ☐ Suspension

B. Other Sanctions:

(continued)

CIVIL JUDICIAL ACTION DISCLOSURE REPORTING PAGE (ADV)
(continuation)

C. Sanction detail: if suspended, *enjoined* or barred, provide duration including start date and capacities affected (General Securities Principal, Financial Operations Principal, etc.). If requalification by exam/retraining was a condition of the sanction, provide length of time given to requalify/retrain, type of exam required and whether condition has been satisfied. If disposition resulted in a fine, penalty, restitution, disgorgement or monetary compensation, provide total amount, portion levied against you or an *advisory affiliate*, date paid and if any portion of penalty was waived:

14. Provide a brief summary of circumstances related to the action(s), allegation(s), disposition(s) and/or finding(s) disclosed above (your response must fit within the space provided).

Part 2A: The Brochure: This brochure discloses information about the qualifications and business practices of "Alternative Securities Markets Group Corporation", for the benefit of its clients and prospective clients. Please note that the terms "Registered Investment Adviser" or "Registered" do not imply a certain level of skill or training. If the Adviser uses a wrap fee program, it is found in Appendix #1. If you have any questions about the contents of this brochure, please contact us at the contacts given below. **Part 2B: The Brochure Supplement** discloses information about persons providing advice.

2A: ITEM 1: COVER PAGE FOR:

ALTERNATIVE SECURITIES MARKETS GROUP CORPORATION
4640 ADMIRALITY WAY
MARINA DEL REY, CALIFORNIA 90292

TELEPHONE: (213) 407-4386
EMAIL: LEGAL@ALTERNATIVESECURITIESMARKET.COM
WEBSITE: http://www.ASMGCorp.com

Please note that this Brochure has not been approved by the Securities & Exchange Commission or by any State Securities Authority. This firm plans to register with the United States Securities & Exchange Commission within 120 days of the date of the document, and notice will be filed in one or more States; **REGISTRATION DOES NOT MEAN APPROVAL OR VERIFICATION BY THOSE REGULATORS.** More information about the firm will be available at Investment Adviser Public Disclosure: www.adviserinfo.sec.gov.

2A: Brochure: Item 2: Material Changes: If we amend this disclosure brochure, we are to send you either a new copy of the brochure or at least this Item 2 describing the changes made so you can decide if you want us to send you a complete, new copy. A summary of material change is:

____ Attached as an exhibit to, or
__X_ Included here as part of this updated brochure (initial filing)

The changes made are:

- NONE: This is our initial filing

2A: Brochure: Item 3: Table of Contents: Information that Investment Advisers must provide to prospective clients and to existing clients annually: 18 disclosure items that describe this firm's advisory business, and (if applicable) Appendix 1 with disclosures required for a "wrap fee" program brochure (a specialized brochure).

2A: Brochure: Items 4-18:

Item 4. This Advisory Firm's Business:

4.A: Alternative Securities Markets Group Corporation is a California Stock Corporation that is registered as an Investment Advisory Firm. Alternative Securities Markets Group Corporation (or "the Firm" or "the Adviser") is currently registering in the States of:

- California
- New York
- Florida
- Texas
- Arizona
- Nevada

Note: The use of the phrase "Registered Investment Adviser" or the term "Registered" do not imply a certain level of skill or training.

The Firm's owner(s) are / is:

- **Mr. Steven Joseph Muehler**, the Firm's Founder and Chief Executive Officer

In addition to the examinations any given state requires each Investment Adviser Representative to pass in order to give investment advice in that State, the Alternative Securities Markets Group Corporation requires its advisers to have at least a college education or FIVE YEARS of related industry experience. Along with this, they must demonstrate a history of being in compliance with all industry regulations.

The Alternative Securities Markets Group Corporation maintains business hours of 8:30 AM to 5:00 PM PST.

4.B: Alternative Securities Markets Group Corporation ("the Firm" or "the Adviser") provides both "Traditional Investment Advisory" and "Alternative Securities Investment" Investment Advisory Services to Investor Clients and Issuer Clients; as well as Financial Planning for Investor Clients. Alternative Securities Markets Group Corporation works on a contractual basis with all clients to clearly outline the mutually agreed upon services to be offered.

The Firm first conducts an interview with a prospective Investor and Issuer Client, in some cases using a standard questionnaire, to assist in determining a client's needs, goals and general risk tolerance.

If an Investor Client wishes to engage the Firm / Adviser for Investment Advisory Services for Alternative Securities Investment Advisory and/or for Financial Planning Services, a services agreement will be executed by both parties that clearly outlines the mutually agreed upon Financial Advisory Services to be offered. The Agreement must be determine what risk tolerance the client is able to withstand. The level of risk a client agrees to will primarily dictate which portfolio of traditional investment securities, and / or what market segment of the Alternative Securities Market the Adviser will advise the client about. In addition to the risk profile, clients may also be provided an investment policy statement which further confirms the agreed upon allocation and outlines the roles each party will play. The Firm at this time will not be establishing any types of discretionary or non-discretionary accounts for any clients, though the Company is currently in the process of establishing an operating procedure for the inclusion of both non-discretional and discretionary Investor Accounts. Unless the services are clearly outlined in the signed agreement, the Firm / Adviser cannot be held responsible nor be expected to offer advice or input on anything outside the scope of the agreement. The Firm / Adviser is not a law firm or a CPA Firm. Therefore, we do not offer any tax or legal advice. We strongly recommend the client discuss all aspects of any plan with their CPA or attorney before implementing it. The implementation of any planning discussed with the client it at the sole discretion of the client.

The Alternative Securities Markets Group Corporation's Financial Advisory Service to Investor Clients and Issuer Clients will be solely in regards to the following types of Securities:

- Exchange Listed Securities
- Municipal Securities
- Variable Life Insurance
- Variable Annuities
- Mutual Fund Shares
- U.S Government Securities
- Options Contracts
- Private Corporate Debt Securities
- Regulation D Securities
- Regulation S Securities
- Regulation A Securities
- Certain Intra-State Exempt Securities
- Oil and Gas Interests
- Certain Real Estate Investments
- Certain over-the-counter securities
- Foreign Issuers
- Certificates of Deposit
- Private Placements
- Mortgage Loans
- Equity CrowdFunding
- Life Settlement

4.C. Do we tailor our Advisory Services to a client's individual needs and how do we do so? Can client's impose restrictions on investing in certain securities or types of securities?

By their nature, financial planning services for Investors must be based on each client's individual needs to have any useful validity. As the Alternative Securities Markets Group Corporation does not "*currently*" manage accounts, an Investment Adviser of Alternative Securities Markets Group Corporation can only make recommendations that the Adviser feels are in the client's own best interest, based on an individual's stated and/or established, individual needs, goals, risk tolerance and investment time horizon. The firm seeks to establish this personal dimension through a careful, fact-finding interview and series of discussions with each client.

As Investment clients make investments from their own accounts at their own direction, and that the Alternative Securities Markets Group Corporation is not a manager of accounts (no fiduciary controls), there is no restrictions that need to be imposed. As stated in this brochure, the Alternative Securities Markets Group Corporation is moving towards offering both "discretionary" and "non-discretional" accounts to Investors, and accordingly, when the Firm chooses to make this change, this section of the brochure will be updated, and an updated copy will be mailed to all Client's of the Alternative Securities Markets Group Corporation.

Item 5. Fees and Compensation:

5.A: A description of the range of fees our Firm Charges.

Our fees are based on either a percentage of assets under management, hourly charges, or fixed fees for comprehensive financial plans.

Financial planning fees are negotiable. Investment Management fees are only negotiable when out of state travel is involved. Upon engagement of the Company's services, our Clients receive and are asked to sign a "Letter of Agreement" outlining the fee schedule.

An introductory meeting, which may be by telephone or in person, is free of charge and is an exploratory interview to determine to the extent to which our Financial Planning and Investment Management services may be beneficial to the Client.

Comprehensive Financial Planning Services and Fees
A Financial Plan is designed to help the Client with all aspects of Financial Planning.

The Financial Plan may include, but is not limited to: a net worth statement, a cash flow statement; a review of investment accounts including reviewing asset allocation and providing repositioning recommendations, strategic tax planning, a review of insurance policies and recommendations for changes (if necessary), one or more retirement scenarios, estate planning review and recommendations, and education planning with funding recommendations.

Detailed Investment Advice and specific recommendations may be provided as part of a financial plan. Implementation of the recommendations is at the discretion of the Client.

Financial Plans are priced according to the degree of complexity associated with the Client's situation. The fee for a financial plan is predicated upon the facts known at the start of the engagement. The typical fee range is $3,000 to $6,000. Since Financial Planning is a discovery process, situations occur wherein the Client is unaware of certain financial exposures or predicaments. In the event that the Client's situation is substantially different than disclosed at the onset of the engagement, a revised fee will be provided for mutual agreement. The Client must approve the change of scope in advance of the additional work being performed when a fee increase is necessary.

Fees for Financial Plans are billed upon delivery of the Financial Plan.

After delivery of a Financial Plan, Clients can continue to engage the Alternative Securities Markets Group Corporation on an hourly basis at the rate of $200 per hour or for a fixed fee.

Alternative Securities Financial Review or Consultation (Investors)
For client's desiring on a Financial Review or Consultation about a portfolio of Alternative Securities, or a Consultation about a potential purchase of Alternative Securities, the Firm charges a maximum charge of $200 per hour, charged in six minute increments. A qualified Principal of the Alternative Securities Markets Group Corporation has the ability to authorize a lower hourly fee.

Offering of Alternative Securities (Issuer)
For an Issuer Clients desiring a Consultation for a potential or current Alternative Securities Offering, the Firm charges a maximum fee of $350 per hour, charged in six minute increments. A qualified Principal of the Alternative Securities Markets Group Corporation has the ability to authorize a lower hourly fee

Investment Management Services and Fees
We require all of our Clients to sign an "Investment Advisory Agreement" outlining all aspects of Investment Management Services and Fees.

The Goals and Objectives for each Client's Investment Portfolio are identified and documented through the use of an "Investment Policy Statement". Investment Policy Statements are periodically reviewed with the Client and updated.

Investment Clients receive quarterly performance reports, billing summaries and the Alternative Securities Markets Group's Quarterly Newsletter. In addition, Clients receive monthly statements.

We provide portfolio review and rebalancing, as needed, for the assets held under advisement on a no less than semi-annual basis.

The fee schedule for Client Investment Management services for Clients under management after 1/1/2015 is a tiered schedule as follows:

Account Balance:	Annual Fee as a % of Assets:
$0 to $300,000	1.25%
$300,001 to $600,000	1.15%
$600,001 to $1,000,000	1.00%
$1,000,000 to $3,000,000	0.95%
$3,000,001 and above	0.85%

Family Accounts may be grouped when considering account size for fee. Investment Management Fees are billed quarterly, in arrears, meaning that Clients are invoiced after the three-month bill period has ended. The first quarter fees are pro-rate, and Clients may cancel their agreement within five days of signing without incurring any fees. Fees are deducted from the Client's account to facilitate billing. The Client must consent to advance to direct debiting of their investment account.

5.B-D: Does our Firm Bill its Clients for the incurred advisory fees?

Generally, our Firm's practice is charge each client an "upfront retainer" of a SIX HOURS, and after the full retainer is depleted, the Firm's ongoing practice is through "direct billing", in which we send a quarterly invoice to each client for the advisory fees charged by the firm.

The Alternative Securities Markets Group Corporation receives no additional compensation for its Advisory Services.

5.E: Does the Firm or any of its supervised persons accept compensation for the sale of any securities or other investment products, including asset-based sales charges or service fees from the sale of any products?

No, the Alternative Securities Markets Group Corporation is not a Broker Dealer, and receives no compensation from the sale of any securities.

Disclosure 5.E.1: No member of the Firm can earn a commission from the sale of any security.

Disclosure 5.E.2: The firm recommends no Broker Dealers for the purchase of any securities to any Investor Client, Affiliated or non-Affiliated.

Disclosure 5.E.3: The Firm Receives No Revenues through Commissions or other sales-based compensation.

Item 6. Performance Based Fees:

Does our Firm Charge Performance-Based Fees (fees based on a portfolio's increase in asset value)?

No, it does not.

Item 7. Types of Clients:

INVESTOR CLIENTS: Typically our clients will include high net worth individuals, homeowners with home equity greater than 30% equity in their property, corporations and other businesses. We are prepared to provide services to charitable organizations, estates, and trusts as well. We do not impose a minimum dollar amount any investor may be able to invest for our services.

ISSUER CLIENTS: Typically our clients will include Private U.S. Companies with an equity value less than $250 Million, which we refer to as "micro-cap companies". These Issuer Clients will be seeking to engage in some form of a securities offering utilizing one or more of the securities types detailed in Part II, Item 4.

Item 8. Methods of Analysis:

A. An Adviser must describe its methods of analysis and investment strategies used in formulating its investment advice. It must explain in detail any unusual risks.

CAUTION:
INVESTING IN ALTERNATIVE SECURITIES
INVOLVES RISK OF LOSS

An Adviser must explain the material risks involved for each significant investment, investment strategy, or method of analysis used and particular type of security recommended, with more detail if those risks are significant or unusual (i.e., not otherwise apparent from reading this brochure). A strategy or method of analysis is significant if the adviser uses the strategy or method in advising "more than a small portion of the adviser's client's assets."

Alternative Securities Markets Group Corporation follows an "open architecture" approach to building a diversified portfolio of both Traditional Investment Securities and Alternative Securities for clients. Though each portfolio will differ based on the needs of the Investment Client, Alternative Securities Markets Group Corporation's goal is to build Investment Portfolios for our Investment Advisory Clients that generate strong risk-adjusted returns and are consistent with the Investment Advisory Client's stated objectives and risk tolerance. To create consistency with advisors and clients, we narrow the scope of investments down to those investment opportunities that the Firm's Management feels offer the best options with certain asset classes of both Traditional Investments and Alternative Investments. This process allows a level of due diligence to be performed on all Investments being presented to Investment Advisory Clients by Alternative Securities Markets Group Corporation's Advisers.

B. Alternative Securities Markets Group Corporation does not advise any strategy that involves "frequent trading". The majority of the Alternative Securities that our Advisers recommend are either restricted from trade for a period of up to a minimum of one year, or do not have an established secondary market for the trade of the securities. The Alternative Securities Markets Group Corporation uses a "long term purchase approach" (holding for at least one year). The majority of the Firm's Alternative Securities Portfolio of Offerings do not have liquidity events for shareholders for 1-5 years.

C. Do we recommend primarily a particular type of security? What are the material risks involved with that type of security? Are those risks unusual or significant?

Private Corporate Debt Securities	Higher Risk than an Exchange Listed Corporate Bond, Generally Small Cap or Micro-cap Companies with Limited Operating History and Limited assets and revenues, May Lose Entire Amount, Not Covered by SIPC
Regulation D Securities	Restricted Securities, No Liquid Secondary Market, No Required Reporting Requirements, Generally Early Stage or Development Companies, May Lose Entire Amount, Not Covered by SIPC
Regulation A Securities	Unrestricted Securities, No Liquid Secondary Market, No Required Reporting Requirements, Generally Early Stage or Development Companies, May Lose Entire Amount, Not Covered by SIPC
Over-the-Counter Securities	More Susceptible to Market Fluctuations; Higher Risk than and Exchange Listed Company, May Lose Entire Amount, Not Covered by SIPC
Intra-State Exempt Securities	Restricted Securities, No Liquid Secondary Market, No Required Reporting Requirements, Generally Early Stage or Development Companies, May Lose Entire Amount, Not Covered by SIPC
Oil and Gas Interests	A Notably Volatile Industry Sector; Historically Prone to Bubble and After Effects; May Lose Entire Amount Invested; Not Covered by SIPC
Real Estate	A Notably Volatile Industry Sector; Historically Prone to Bubble and After Effects; May Lose Entire Amount Invested, Not Covered by SIPC
Foreign Issuers	May Not be Subject to U.S. Financial Reporting Standards, Higher Risk than an Exchange Listed

	Company, May Lose Entire Amount Invested, Not Covered by SIPC
Certificates of Deposit	Limited Liquidity
Life Settlement	Restricted Securities, No Liquid Secondary Market, No Required Reporting Requirements, Generally Long Term Investments, May Lose Entire Amount, Not Covered by SIPC

All investment programs have certain risks that are borne by the investor. Our Investment approach constantly keeps the risk of loss in mind. Investors face the following investment risks.

- *Interest-Rate Risk* – Fluctuations in interest rates may cause investment prices to fluctuate. For example, when interest rates rise, yields on existing bonds become less attractive, causing their market values to decline.

- *Market Risk* – The price of a security, bond, or mutual fund may drop in reaction to tangible and intangible events and conditions. This type of risk is caused by external factors independent of a security's particular underlying circumstances. For example, political, economic and social conditions may trigger market events.

- *Inflation Risk* – When any type of inflation is present, a dollar today will not buy as much as a dollar next year, because purchasing power is eroding at the rate of inflation.

- *Currency Risk* – Overseas investments are subject to fluctuations in the value of the dollar against the currency of the investment's originating country. This is also referred to as exchange risk.

- *Reinvestment Risk* – This is the risk that future proceeds from investments may have to be reinvested at a potentially lower rate of return (i.e. interest rate). This primarily relates to fixed income securities.

- *Business Risk* – These risks are associated with a particular industry or a particular company within an industry. For example, oil-drilling companies depend on finding oil and then refining it, a lengthy process, before they can generate a profit. These companies carry a higher risk of profitability than an electric company, which generates its income from a steady stream of customers who buy electricity no matter what the economic environment is like.

- *Liquidity Risk* – Liquidity is the ability to readily convert an investment into cash. Generally, assets are more liquid if many traders are interested in a standardized product. For example, Treasury Bills are highly liquid, while real estate properties are not.

- *Financial Risk* - Excessive borrowing to finance a business' operations increases the risk of the profitability, because the company must meet the terms of its obligations in good times and bad. During periods of financial stress, the inability to meet loan obligations may result in bankruptcy and/or a declining market value.

Item 9. Disciplinary Information:

What facts about any legal or disciplinary event involving our Firm or its personnel should you know of, because it is material to an evaluation of the integrity of our Firm or its Management Persons?

The SEC requires that we inform you, our Client, if our Firm or any of our Management Persons has been involved in any of the events listed below within the last ten years, and if there is any material fact about any legal or disciplinary event that you should know about in order to evaluate our integrity.

You may also see these same questions answered online at the Investment Adviser Public Disclosure Site (IAPD), in Part 1A, Item 11.

HAS OUR FIRM OR ANY OF OUR MANAGEMENT PERSONS BEEN INVOLVED IN:

A Criminal or Civil action in a domestic, foreign or military court of competent jurisdiction in which our Firm or a Management person:

(1) Was Convicted of, or Pled Guilty or Nolo Contendere ("No Contest") to:
  a. Any Felony?
    i. NO
  b. A Misdemeanor that involved investments or an investment-related business, fraud, false statements or omissions, wrongful taking of property, bribery, perjury, forgery, counterfeiting, or extortion?
    i. NO
  c. A Conspiracy to commit any of these offenses?
    i. NO

(2) Is the named subject of a pending criminal proceeding that involves an investment-related business, fraud, false statements or omissions, wrongful taking of property, bribery, perjury, forgery, counterfeiting, extortion, or a conspiracy to commit any of these offenses?
  a. NO

(3) Was found to have been involved in a violation of an investment-related statute or regulation?
  a. NO

(4) Was the subject of any order, judgment, or decree permanently or temporarily enjoining, or otherwise limiting, our Firm or a Management Person from engaging in any investment-related activity, or from violating any investment-related statute, rule, or order? NO

B. An Administrative proceeding before the SEC, any other Federal Regulatory Agency, any State Regulatory Agency, or any Foreign Financial Regulatory Authority in which our Firm or a Management Person –

(1) Was found to have caused an investment-related business to lose its authorization to do business?
   a. NO
(2) Was found to have been involved in a violation of an investment-related statute or regulation and was the subject of an order by the agency or authority:
   a. Denying, Suspending, or Revoking the authorization of your Firm or a Management Person to act in an investment-related business?
      i. NO
   b. Barring or suspending our Firm's, or a Management Person's, association with an investment-related business?
      i. NO
   c. Otherwise significantly limiting our Firm's, or a Management Person's, investment-related activities?
      i. NO
   d. Imposing a civil money penalty of more than $2,500 on our Firm, or a Management Person?
      i. NO

C. A Self-Regulatory Organization (SRO) proceeding in which our Firm or a Management person:
(1) Was found to have caused an investment-related business to lose its authorization to do business?
   a. NO
(2) Was found to have been involved in a violation of the SRO's rules and was:
   a. Barred or suspended from membership or from association with other members, or was expelled from membership?
      i. NO
   b. Otherwise significantly limited from investment-related activities?
      i. NO
   c. Fined more than $2,500
      i. NO

NOTE: IN AUGUST OF 2010, A FIRM THAT MR. MUEHLER WAS MANAGING WAS SERVED A 'CEASE AND DESIST' ORDER IN THE MATTER OF 'PUBLIC SOLICITION' OF A PRIVATE PLACEMENT (AN UN-SOLICITED EMAIL WAS SENT TO A POTENTIAL INVESTOR THAT STATED INVESTMENT TERMS AND CONDITIONS). THE FIRM THAT WAS SUBJECT OF THE CEASE AND DESIST ORDER CEASED OPERATIONS PRIOR TO THE SALE OF ANY SECURITIES TO ANY INVESTORS. A COPY OF THE 2010 ORDER IS ATTACHED AS AN EXHIBIT TO PART I OF THIS ADV FORM. A COPY OF THIS ORDER CAN BE REQUESTED BY

SENDING AN EMAIL REQUESTING A COPY OF THE "CALIFORNIA CEASE AND DESIST ORDER" TO LEGAL@ALTERNATIVESECURITIESMARKET.COM

Item 10. Other Financial Industry Activities and Affiliations: What material relationships does our Firm, or any of our Management Persons have, with related financial industry participants? What material conflicts of interest may arise from these relationships and how are these conflicts addressed?

A. Have we, or has any of our Management Persons, registered as a broker-dealer or as a representative of a broker-dealer?
   a. As of the date of this document, Mr. Steven J. Muehler was the 100% Owner of the Alternative Securities Markets Group Corporation. The Alternative Securities Market, LLC, a wholly owned subsidiary of the Alternative Securities Markets Group Corporation, is currently in the process of registering as a Broker-Dealer in the State of California.

B. Have we, or has any of our Management Persons, registered as a futures commission merchant, commodity pool operator, a commodity trading advisor, or an associated person of any of these entities named here?
   a. NO

C. Do w have any "related person" – a person or a firm that we control or that controls us through ownership, or as an officer – with whom we have a material relationship, any arrangement that may cause a conflict of interest when providing our clients with Investment Advice?
   a. YES

Alternative Securities Markets Group Corporation
- o Wholly owned Subsidiaries
  - ▪ Investment Funds (Private)
    - • Alternative Securities Market, LLC
      - o California Limited Liability Company
      - o Registering as a Broker-Dealer in California
    - • ASMG Insurance Company
      - o California Stock Corporation
      - o Registering as a multi-state insurance provider
    - • Alternative Securities Markets Group Corporation Fixed Income Fund, LLC
      - o California Limited Liability Company
      - o Closed End Fixed Return Fund
    - • ASMG Fixed Income Fund I, LLC (to be formed in 2015)
      - o Closed Ended Fund
    - • ASMG Fixed Income Fund II, LLC (to be formed in 2015)
      - o Closed Ended Fund
    - • ASMG Fixed Income Fund III, LLC (to be formed in 2015)

        - Closed Ended Fund
    - ASMG Fixed Income Fund IV, LLC (to be formed in 2015)
        - Closed Ended Fund
    - ASMG Fixed Income Fund V, LLC (to be formed in 2015)
        - Closed Ended Fund
- Private Operating Companies (all to be formed in 2015)
    - Samba Brazilian Gourmet Pizza Corporation
    - Alternative Securities Market, Inc.
        - Alternative Securities Markets Group Aviation and Aerospace Market, LLC
        - Alternative Securities Markets Group Biofuels Market, LLC
        - Alternative Securities Markets Group California Water Rights Market, LLC
        - Alternative Securities Markets Group Commercial Mortgage Clearinghouse, LLC
        - Alternative Securities Markets Group Energy Market, LLC
        - Alternative Securities Markets Group Entertainment and Media Market, LLC
        - Alternative Securities Markets Group Fashion and Textiles Market, LLC
        - Alternative Securities Markets Group Financial Services Market, LLC
        - Alternative Securities Markets Group Food and Beverage Market, LLC
        - Alternative Securities Markets Group Hotel and Hospitality Market, LLC
        - Alternative Securities Markets Group Life Settlement Market, LLC
        - Alternative Securities Markets Group Medical Device and Pharmaceuticals Market, LLC
        - Alternative Securities Markets Group Mining and Mineral Rights Market, LLC
        - Alternative Securities Markets Group Oil and Natural Gas Market, LLC
        - Alternative Securities Markets Group Residential Mortgage Clearinghouse, LLC
        - Alternative Securities Markets Group Restaurant and Nightclub Market, LLC
        - Alternative Securities Markets Group Retail and E-Commerce Market, LLC
        - Alternative Securities Markets Group New Technologies Market, LLC

- Minority Equity Ownership Interests

- Alternative Securities Markets Group Corporation holds 2-10% minority equity positions in all companies listed on the Alternative Securities Market (http://www.AlternativeSecuritiesMarket.com)

NOTE: An Adviser's RELATED PERSONS are: (1) the Adviser's Officers, or Directors (or any person performing similar functions); (2) all persons directly or indirectly controlling, controlled by, or under common control with the Adviser; (3) all of the Adviser's current employees; and (4) any person providing investment advice on the Adviser's behalf.

WE ADDRESS THIS ISSUE BY DISCLOSING THE RISKS TO OUR CLIENTS

The Risk of a conflict of interest in any such arrangement lies in the compensation to be received; it creates an incentive to recommend the service.

As of the date of this document, our Firm has not other related person that is a (THIS STATEMENT WILL CHANGE IN 2015, AND UPON THIS CHANGE BEING IMPLEMENTED, AN UPDATED BROCHURE WILL BE DELIVERED TO ALL CLIENTS AND AN UPDATED BROCHURE PUBLISHED AT WWW.ASMGCORP.COM) :

- Municipal Securities Dealer
- Government Securities Dealer or Broker
- A Mutual Fund
- A Unit Investment Trust
- Offshore Fund
- Another Investment Adviser / Financial Planner
- A Futures Commission Merchant, Commodity Pool Operator or Commodity Trading Advisor
- A Bank or a Thrift Institution
- An Insurance Company or Agency
- A Pension Consultant
- A Real Estate Broker or Dealer
- A Sponsor or Syndicator of Limited Partnerships

D. Do we recommend or select other Investment Advisers for our Clients? NO, we do not. If an Adviser selects or recommends other advisers for a Client, the Adviser must disclose any compensation arrangements or other business relationships between the Advisory Firms that create material conflicts of interest between the adviser and its clients along with a discussion of the conflict and how they are addressed.

Do we receive compensation form other advisers for our referrals? NO, this does not apply. The compensation advisers may receive, clients should note, creates an incentive to make the recommendation and thereby an inherent risk of a conflict of interest. We address this possible conflict of interest first by bringing to our Clients' attention and by disclosing that this does not apply to our Firm.

De we have any other business relationships with advisers that could cause a conflict of interest, and if "yes", how do we address them? NO, we do not.

Item 11. Code of Ethics:

A. As required by the SEC Rule 204A-1 or similar state rules, our Firms has adopted a Code of Ethics. The Firm has created a Code of Ethics (November 2014) which addresses primarily issues involved in monitoring proprietary "investment" activities (there are no "trading activities" associated with Alternative Securities Markets Group Corporation). A Copy is available upon written request.

   Please note that using any insider information, information that is not readily available to all participants in a securities marketplace (upon making a reasonable effort to obtain that information), for any person, ourselves or relatives or clients or any other person, is strictly illegal and punishable by fines and imprisonment.

   How Our Firm Controls Sensitive Information:

   - Building Security: Controlled Entrances, Visitor Screening, Security Monitoring devices, including (but not limited to); security cameras, motion detectors, pass codes, and alarms
   - Office Door Locks
   - Locked File Cabinets
   - Password Protected Computer Screens and Databases; Computer "sleep" if left unused
   - Fire Prevention Equipment
   - Office area under continual supervision

B. Does your Firm or a related person recommend to our Clients, or de we buy or sell for our Client" accounts, securities in which we or a related person has a material interest?

   a. Our Firm and/or its Associates:
      i. Buy or Sell for the Firm or for themselves any securities that we also recommend to our Investment Advisory Clients
         1. WE DO NOT
      ii. Invest or are permitted to invest in securities related to those we may recommend to Investment Advisory Clients?
         1. WE DO NOT

   b. Our Firm and its Associates:
      i. Buy Securities for the Firm or for themselves from Advisory Clients?
         1. WE DO NOT
      ii. Sell Securities the Firm or its Associates own to Advisory Clients?

1. The Firm may recommend securities of Private Funds that the Firm is a Manager and is a wholly owned subsidiary

iii. In their capacity as a broker / dealer agent, transact purchases or sales of any Investment Advisory Client's securities directly to any person?

1. WE DO NOT

iv. Recommend securities to our advisory clients in which our Firm or any person or other firm related to our Firm has some other proprietary ownership or other financial interest

1. The Firm may recommend securities of Private Funds that the Firm is a Manager and is a wholly owned subsidiary
2. The Firm may recommend securities of companies associated with the Alternative Securities Market (http://www.AlternativeSecuritiesMarket.com), of which, the Company holds a minority equity ownership interest in each of these companies, though it receives no financial compensation for any investments made.

v. Act as an investment adviser to an investment company that we recommend to our Clients?

1. WE DO NOT

C. Personal Trading: There are no "Trading Activities" Associated with the Alternative Securities Markets Group Corporation

D. Personal Trading: There are no "Trading Activities" Associated with the Alternative Securities Markets Group Corporation

Item 12. Brokerage Practices:

A. Does our Firm select a broker / dealer for you?

a. No. we do not.

Item 13. Review of Accounts:

A. Does someone in our Firm review investment account portfolios and how often?

a. The Alternative Securities Markets Group Corporation does not maintain investment accounts for our Investment Advisory Clients. Though, Mr. Steven J. Muehler, Founder and Chief Executive Officer of the Firm. At Mr. Muehler's discretion, he may delegate review of a client's "advisory portfolio of investments" to another qualified Registered Investment Adviser. Portfolios are review no less than every six months.

B. What factors might trigger a review in addition to our periodic review?

   a. Certain advisory portfolios may be reviewed in the event of significant changes in the markets or due to socio-political factors deemed to affect those portfolios or input provided through our own research. Changes to an Investment Advisory Client's expressed goals, needs, or financial condition may also tripper a review of a client's portfolio. Clients are encouraged to maintain regular contact with the Investment Adviser, especially to keep the Firm informed of any changes to the Client's status.

C. What regular reports do we or other provide you? Are they written reports? What do they contain?

   a. All Companies and Funds that we recommend will send confirmation of each transaction that the client chooses to complete, directly to the client. Each Company or Fund will send monthly or quarterly statements, unless the Company is a "non-reporting" company.

Item 14. Client Referrals and Other Compensation:

A. Does someone other than a Client of our Firm pay our Firm or related persons, or otherwise provide economic benefit to our Firm, for the investment advice we provide to Investment Advisory Clients?

   a. Our Firm is not compensated in any way from third parties for our Investment Advisory.

B. Does our Firm or a firm related to us through some form of ownership pay someone, directly or indirectly, for client referrals?

   a. NO WE DO NOT

Item 15: Custody:

A. Does our Firm have discretionary authority over Client Assets?

   a. NO WE DO NOT, AS OF THE DATE OF THIS DOCUMENT, NO OPERATION OF THE ALTERNATIVE SECURITIES MARKETS GROUP CORPORATION INVOLVES ANY TYPE OF CUSTODY OF ANY OF A CLIENTS ASSETS, THOUGH THIS WILL CHANGE IN THE FIRST HALF OF 2015. UPON CHANGES MADE TO THE COMPANY'S SERVICES, AN UPDATED BROCHURE WILL BE DELIVERED TO ALL CLIENTS, AND AN UPDATED BROCHURE WILL BE PUBLISHED AT WWW.ASMGCORP.COM

Item 16: Investment Discretion:

A. Does our Firm have Discretionary Authority over a Client's Assets?
    a. NO WE DO NOT, NO OPERATION OF THE ALTERNATIVE SECURITIES MARKETS GROUP CORPORATION INVOLVES ANY TYPE OF CUSTODY OF ANY OF A CLIENTS ASSETS

Item 17: Voting Client Securities:

A. Does our Firm have, or will it accept authority, to vote Investment Advisory Client Securities?
    a. NO. The Firm's policies and procedures manual, our agreements and this disclosure brochure will state:
        i. "Clients should note that the Adviser does not undertake to vote any proxies to the investments a client may choose to make, or have. It remains the Client's right to vote all proxies; voting proxies is an important means for the investor to understand the companies in whose securities he / she is invested."

    b. This is our policy and our procedure: THAT WE DO NOT VOTE PROXIES. Our Firm does not vote its Advisory Client's proxies. We state in our agreement and here in these disclosures. Our Firm urges our Clients to read and participate in the voting process tied to the shares they own in various companies as an excellent means for our clients to become familiar with those companies in which they are invested.

Item 18: Financial Information:

A. Does your Firm have Custody of Client Funds or Securities?
    a. As of the date of this document, we do not, but the firm will start taking custody of Funds and Securities in 2015. A revised brochure will be delivered to all Clients as well as posted on the Firm's website at www.ASMGCorp.com

B. Does our Firm have any financial condition that could reasonably seem likely to impair our ability to meet our contractual commitments to clients?
    a. NO WE DO NOT

C. Has our Firm been the subject of a bankruptcy during the last ten years?
    a. No, it has not

Item 19: State Registration Information:

If you are registering or are registered with one or more State Securities Authorities, you must respond to the following additional items:

A. Identify each of your Principal Executive Officers and Management Persons, and describe their formal education and business background.

   Mr. Steven Joseph Muehler is the Founder and Chief Executive Officer of the Alternative Securities Markets Group Corporation, which opened the "Alternative Securities Market" to companies seeking both an initial public offering and a public listing of the Company's Securities in April of 2014..

   Unlike the current "CrowdFunding" Sites over saturating the Alternative Securities Investment Industry today, the Alternative Securities Market is the FIRST and ONLY Private Market that is open to ALL INVESTORS (U.S. Citizens, Non-U.S. Citizens, Accredited Investors, Nom-Accredited Investors, Private Individual Investors, and Institutional Investors and Advisors).

   The Alternative Securities Market is the First and Only Primary and Secondary Market for the initial issue and resale of Regulation A, Regulation S and Regulation D Securities (Regulation D, Regulation S, and certain Regulation A Securities of "shell companies" are restricted from resale for 6-12 months). The Alternative Securities Market operates as a private, transparent equity and debt securities marketplace, offering market participants a comprehensive range of services to meet their needs, including facilitating "initial public offerings" for Regulation A, Regulation S and Regulation D securities. The Alternative Securities Markets Group also supplies both market, industry and listed company data. The total product offering at the Alternative Securities Market includes: Common Stock, Preferred Stock, Convertible Preferred Stock, Debt Notes (asset backed & secured notes only) and Convertible Debt Notes.

   Mr. Muehler has more than fifteen years investment banking industry and corporate finance industry experience, holding senior financial management and business development positions in both regional banks and international finance companies. Mr. Muehler has extensive experience in structuring business plans and leading fund raising efforts for early stage to mid-cap companies. His areas of expertise are in Commercial and Residential Real Estate Securitizations, Energy, Biofuels, Mining and Mineral Rights, Oil and Natural Gas, Medical Device, Pharmaceuticals and New Technology Market Capitalization and Management ranging from Fortune 100 companies to early stage ventures.

   Prior to founding the Alternative Securities Markets Group in April of 2014, Mr. Muehler served as a corporation capitalization and securities advisor for both private and public securities offerings.

   Before beginning his career in the Corporate Investment Banking Market, Mr. Muehler Served four years in the United States Marine Corps before attending college in South Carolina. After college, Mr. Muehler held positions in the Finance Departments of Reverview Community Bank, WCI Communities and Allied Capital Corporation. It was with these companies, and during his time as an advisor, that Mr. Muehler gained valuable experience working with multinational finance and domestic investment firms in syndicating fund raising and has guided dozens of companies in the capital formation process. Mr. Muehler has also served as a business consultant to a variety of midmarket companies providing strategic and financial modeling, business development training, and management assessment.

During the last year, Mr. Muehler has served as the "counter point to CrowdFunding" on his weekly Radio and HDWebTV Series, "Steve Muehler, On the Corner of Main Street and Wall Street". The Show returns on January 2nd, 2014 with a weekly 2-3 hour broadcast.

Mr. Muehler is also the Founder and Chief Executive Officer of "Samba Brazilian Gourmet Pizza Corporation".

B. Describe any business in which you are actively engaged (other than giving investment advice) and the approximate amount of time spent on that business.

Alternative Securities Markets Group Corporation

- Wholly owned Subsidiaries
  - Investment Funds (Private)
    - Alternative Securities Market, LLC
      - California Limited Liability Company
      - Registering as a Broker-Dealer in California
    - ASMG Insurance Company
      - California Stock Corporation
      - Registering as a multi-state insurance provider
    - Alternative Securities Markets Group Corporation Fixed Income Fund, LLC
      - California Limited Liability Company
      - Closed End Fixed Return Fund
    - ASMG Fixed Income Fund I, LLC (to be formed in 2015)
      - Closed Ended Fund
    - ASMG Fixed Income Fund II, LLC (to be formed in 2015)
      - Closed Ended Fund
    - ASMG Fixed Income Fund III, LLC (to be formed in 2015)
      - Closed Ended Fund
    - ASMG Fixed Income Fund IV, LLC (to be formed in 2015)
      - Closed Ended Fund
    - ASMG Fixed Income Fund V, LLC (to be formed in 2015)
      - Closed Ended Fund
  - Private Operating Companies (all to be formed in 2015)
    - Samba Brazilian Gourmet Pizza Corporation
    - Alternative Securities Market, Inc.

- Alternative Securities Markets Group Aviation and Aerospace Market, LLC
- Alternative Securities Markets Group Biofuels Market, LLC
- Alternative Securities Markets Group California Water Rights Market, LLC
- Alternative Securities Markets Group Commercial Mortgage Clearinghouse, LLC
- Alternative Securities Markets Group Energy Market, LLC
- Alternative Securities Markets Group Entertainment and Media Market, LLC
- Alternative Securities Markets Group Fashion and Textiles Market, LLC
- Alternative Securities Markets Group Financial Services Market, LLC
- Alternative Securities Markets Group Food and Beverage Market, LLC
- Alternative Securities Markets Group Hotel and Hospitality Market, LLC
- Alternative Securities Markets Group Life Settlement Market, LLC
- Alternative Securities Markets Group Medical Device and Pharmaceuticals Market, LLC
- Alternative Securities Markets Group Mining and Mineral Rights Market, LLC
- Alternative Securities Markets Group Oil and Natural Gas Market, LLC
- Alternative Securities Markets Group Residential Mortgage Clearinghouse, LLC
- Alternative Securities Markets Group Restaurant and Nightclub Market, LLC
- Alternative Securities Markets Group Retail and E-Commerce Market, LLC
- Alternative Securities Markets Group New Technologies Market, LLC

- Minority Equity Ownership Interests
  - Alternative Securities Markets Group Corporation holds 2-10% minority equity positions in all companies listed on the Alternative Securities Market (http://www.AlternativeSecuritiesMarket.com)

C. In addition to the description of your fees in response to Item 5 of part 2A, if you or a supervised person is compensated for advisory services with performance-based fees, explain how these fees will be calculated. Disclose specifically that performance-based compensation may create an incentive for the adviser to recommend an investment that may carry a higher degree of risk to the client.

a. We receive not "performance based" compensation for any Investment Advisory Services.

D. If you or a management person has been involved in one of the events listed below, disclose all material facts regarding the event:
   a. An award or otherwise being found liable in an arbitration claim alleging damages in excess of $2,500, involving any of the following:
      i. An investment or an investment-related business or activity;
      ii. Fraud, false statement(s), or omissions
      iii. Theft, embezzlement, or other wrongful taking of property
      iv. Bribery, forgery, counterfeiting, or extortion; or
      v. Dishonest, unfair, or unethical practices.
      vi. NO WE HAVE NOT TO ALL POINTS
   b. An award of otherwise being found liable in a civil, self-regulatory, or administrative proceeding involving any of the following:
      i. An investment or an investment-related business activity;
      ii. Fraud, False Statement(s), or omissions
      iii. Theft, embezzlement, or other wrongful taking of property;
      iv. Bribery, forgery, counterfeiting, or extortion; or
      v. Dishonest, unfair, or unethical practices.
      vi. NO WE HAVE NOT TO ALL POINTS

E. In addition to any relationship or arrangement described in response to Item 10.C of Part 2A, describe any relationship or arrangement that you or any of your Management Persons have with any issuer of securities that is not listed in Item 10.C of Part 2A
   a. NONE

PART 2B: ***The Brochure Supplement:*** Here we provide information about advisory personnel on whom you rely for Investment Advice. We must provide this supervised person's supplement to you, our client initially at or before the time when that specific supervised person begins to provide you with advisory services.

MR. STEVEN JOSEPH MUEHLER
Born August 11th, 1975

Item 2: ***Educational Background and Business Experience:***

Mr. Steven Joseph Muehler is the Firm's Founder and Chief Executive Officer. Mr. Muehler was born in August of 1975, and grew-up and attended High School in Wahpeton, North Dakota. After graduating from Wahpeton Senior High School in 1994, Mr. Muehler enlisted in the United States Marine Corps, and was honorably discharged from Active Duty in 1999.

While enlisted in the United States Marine Corps, Mr. Muehler began his college studies through the Marine Corps Distance Education Program. Mr. Muehler took college level courses and earned college credits from: The University of North Dakota, The University of Minnesota, The University of Minnesota, Brigham Young University, The University of Alabama and the University of South Carolina. Upon being honorably discharged from the United States Marine Corps in 1999, Mr. Muehler continued his college education at Charleston Southern University in North Charleston, South Carolina.

Mr. Muehler has more than fifteen years investment banking industry and corporate finance industry experience, holding senior financial management and business development positions in both regional banks and international finance companies. Mr. Muehler has extensive experience in structuring business plans and leading fund raising efforts for early stage to mid-cap companies. His areas of expertise are in Commercial and Residential Real Estate Securitizations, Energy, Biofuels, Mining and Mineral Rights, Oil and Natural Gas, Medical Device, Pharmaceuticals and New Technology Market Capitalization and Management ranging from Fortune 100 companies to early stage ventures.

Prior to founding the Alternative Securities Markets Group in April of 2014, Mr. Muehler served as a corporation capitalization and securities advisor for both private and public securities offerings.

Before beginning his career in the Corporate Investment Banking Market, Mr. Muehler Served four years in the United States Marine Corps before attending college in South Carolina. After college, Mr. Muehler held positions in the Finance Departments of Reverview Community Bank, WCI Communities and Allied Capital Corporation. It was with these companies, and during his time as an advisor, that Mr. Muehler gained valuable experience working with multinational finance and domestic investment firms in syndicating fund raising and has guided dozens of companies in the capital formation process. Mr. Muehler has also served as a business consultant to a variety of midmarket companies providing strategic and financial modeling, business development training, and management assessment.

During the last year, Mr. Muehler has served as the "counter point to CrowdFunding" on his weekly Radio and HDWebTV Series, "Steve Muehler, On the Corner of Main Street and Wall Street".

Item 3. ***Disciplinary Information:*** In the Investment Adviser Public Disclosure Site one may find the following disclosures regarding Mr. Muehler. "This Investment Adviser Representative is currently registered in **ONE** jurisdiction.
Is this Investment Adviser Representative currently suspended with any jurisdiction? **NO**
Are there events disclosed about this Investment Adviser Representative? **NO**

Item 4: ***Other Business Activities:*** As noted above and in ADV Part 2A, Mr. Steven J. Muehler is the Founder and Chief Executive Officer of the Alternative Securities Markets Group Corporation, and the sole shareholder of the Corporation. The Alternative Securities Markets Group Corporation has multiple subsidiaries and minority equity ownership interests as detailed in ADV Part 2A. Mr. Muehler, nor the Alternative Securities Markets Group Corporation, receives no commissions or financial compensation from Investment Advisory Clients who choose to invest in one of these companies.

Item 5: ***Additional Compensation:*** Mr. Muehler currently receives no other forms of income outside of the investment adviser counseling. Mr. Muehler in the future may receive investment related income from any of the previously mentioned wholly owned subsidiaries mentioned on pages 13 & 14 of this brochure. An amendment to this document will be filed and delivered to all Clients of the Alternative Securities Markets Group Corporation upon any change to Mr. Muehler's income.

Item 6: ***Supervision:*** Mr. Muehler is the Firm's Founder and Chief Executive Officer; he is largely his own supervisor. He maintains on file, in the Firm's office reports, his formulation of his recommendations for the regulator to review at will.

Item 7: ***State Registration Requirements:*** Mr. Muehler is registering as a representative of the Advisory firm in California, Florida, New York, Nevada, and Arizona. None of the disciplinary or regulatory events noted under this item applies to Mr. Muehler. He has not been subject of a bankruptcy filing in the past ten years.